As confidentially submitted to the Securities and Exchange Commission on September 22, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration Statement No. [            ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________

MDXHEALTH SA
(Exact name of Registrant as specified in its charter)

___________________

Belgium	8731	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

CAP Business Center
Zone Industrielle des Hauts-Sarts
4040 Herstal, Belgium
+32 4 257 70 21
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

___________________

MDxHealth, Inc.
15279 Alton Parkway — Suite 100
Irvine, CA 92618
United States
+1 949-812-6979
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________

Copies to:

Roel Meers Megan Schellinger Baker McKenzie CVBA Avenue du Boulevard 21 1210 Brussels Belgium +32 2 639 36 11	Mark Busch Christopher H. Cunningham K&L Gates 300 S. Tryon St., Suite 1000 Charlotte, NC 28202 United States +1 704-331-7400	Michael D. Maline Anna K. Spence DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 United States +1 212-335-4645

___________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Ordinary shares (represented by American Depositary Shares (ADSs)), no nominal value per share

____________

(1)Includes      ordinary shares (represented by American Depositary Shares (ADSs)) that the underwriters have an option to purchase. See “Underwriting.”

(2)Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

MDxHealth SA
American Depositary Shares (Representing Ordinary Shares)

This is our initial public offering of American Depositary Shares (“ADSs”) in the United States. We are offering           American Depositary Shares (“ADSs”) through the underwriters named in this prospectus, assuming a sale price of $          per ADS, the closing price of our ordinary shares on the Euronext Brussels on          2021, translated at the market rate described below and as adjusted to reflect the ADS-to-ordinary share ratio. Each ADS represents            ordinary shares.

Our ordinary shares are listed on the regulated market of Euronext in Belgium (“Euronext Brussels”) under the symbol “MDXH.BR.” We have applied to list the ADSs on the Nasdaq Capital Market under the symbol “MDXH.” On           , 2021, the last reported sale price of our ordinary shares on Euronext Brussels was €           per ordinary share, equivalent to a price of $           per ADS, assuming an exchange rate of €1.00 = $           , the exchange rate published by the European Central bank on          , 2021. The initial public offering price of the ADSs will be determined through negotiations between us and the representative, and be based on a nominal discount to the last closing price of our ordinary shares on Euronext Brussels as adjusted to reflect the ADS-to-ordinary share ratio prior to the pricing of the ADSs as well as prevailing market conditions and other factors described in the “Underwriting” section beginning on page [•] of this prospectus.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

___________________

Our business and an investment in the ADSs involve significant risks. See “Risk Factors” beginning on page 12 for more information.

	Per ADS	Total
Initial Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)See “Underwriting” beginning on page 158 for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional            ADSs from us at the initial public offering price, to cover overallotments, if any. See “Underwriting” for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in New York, New York, on or about            , 2021.

Piper Sandler BTIG	Oppenheimer & Co. KBC Securities

The date of this prospectus is            , 2021

i

ABOUT THIS PROSPECTUS

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We and the underwriters have not authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside of the United States: neither we nor any of the underwriters have permitted this offering or possession or distribution of this prospectus or any free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, this offering of ADSs and the distribution of this prospectus and any free writing prospectus outside of the United States.

We are a limited liability company (naamloze vennootschap/société anonyme) incorporated under the laws of Belgium. Certain of our directors and officers named in this prospectus are not citizens or residents of the United States and a portion of the assets of the directors and officers named in this prospectus and a portion of our assets are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Belgium, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

We are incorporated in Belgium, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (“SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Throughout this prospectus, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be. All references in this prospectus to “$” are to U.S. dollars and all references to “€” are to Euros. Solely for the convenience of the reader, certain Euro amounts herein have been translated into U.S. dollars at the official exchange rate quoted as of            by the European Central Bank of €1.00 to $          . These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “MDxHealth,” the “Company,” “our company,” “we,” “us,” and “our” refer to MDxHealth SA and its wholly owned subsidiaries. In this prospectus, any reference to any provision of any legislation shall include any amendment, modification, reenactment or extension thereof. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender. All references to “shares” in this prospectus refer to ordinary shares of MDxHealth SA with no nominal value.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications, research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Where information has been sourced from third parties, this information has been accurately reproduced. As far as we are aware and are able to ascertain from information published by those third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The inclusion of these publications and third-party should also not be considered as the opinion of such third parties as to the value of the ADSs or the advisability of investing in the ADSs. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements.” These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus includes financial information which has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, and the related notes, and unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2021 and 2020, and the related notes, which are collectively referred to as the “consolidated financial statements” or “financial statements,” and can be found beginning on page F-1 of this prospectus.

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of the consolidated financial statements in this prospectus were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Except with respect to U.S. dollar amounts presented as contractual terms, amounts denominated in U.S. dollars when received or paid and unless otherwise indicated, certain amounts in Euros contained in the financial information in this prospectus have been translated into U.S. dollars at the rate of $1.00 to €1.1848, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars or Euros at that or any other exchange rate as of that or any other rate.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

TRADEMARKS AND SERVICE MARKS

We own various trademark registrations and applications, and unregistered trademarks and service marks. “MDxHealth,” “ConfirmMDx,” “SelectMDx,” the MDxHealth logo and other trademarks or service marks of MDxHealth SA appearing in this prospectus are the property of MDxHealth SA or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in the ADSs. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing, including the information discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms “we,” “our,” “us,” “MDxHealth,” or the “Company” refer to MDxHealth SA and its subsidiaries, taken as a whole, unless the context otherwise requires it.

Overview

We are a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. Our novel prostate cancer genomic testing solutions, SelectMDx and ConfirmMDx, provide physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. Our unique approach combines advanced clinical modeling with genomic data to provide each patient with a personalized cancer risk profile, which provides more accurate and actionable information than standard risk factors (e.g., Prostate Specific Antigen (“PSA”), digital rectal exam (“DRE”), age) used by clinicians. Our lead products address men at risk for developing prostate cancer, but in addition, we are actively developing testing solutions to help with the management of men diagnosed with prostate cancer, with the goal to provide our clients with a menu of tools spanning the continuum of prostate cancer diagnosis and care. Our expertise in precision diagnostics and our portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports our active pipeline of new testing solutions for prostate and other urologic diseases.

Prostate cancer is presently the most common, and second deadliest, form of cancer in men. Approximately 25 million PSA tests are performed each year, and over 15% of these reveal heightened PSA levels, leading to an estimated pool of over three million undiagnosed men informed each year of their heightened risk for prostate cancer based on elevated PSA test results. Other than repeated invasive needle biopsy procedures, these symptomatic men and their clinicians have limited tools to manage their cancer risk.

Since the commercial launch of ConfirmMDx in 2012 and SelectMDx in 2016, we have performed over 200,000 tests ordered by more than 1,000 practicing urologists in the United States. SelectMDx for Prostate Cancer (a liquid biopsy test for men being considered for their first prostate biopsy) and ConfirmMDx for Prostate Cancer (an epigenetic test for men post-prostate biopsy), are designed to (i) improve the early detection of clinically significant prostate cancer in at-risk men, and (ii) reduce the unnecessary costs and patient anxiety associated with the diagnosis and treatment of the disease. Both tests have been included in the National Comprehensive Cancer Network (“NCCN”) Guideline for the Early Prostate Cancer Detection. Our ConfirmMDx test has been covered by Medicare since 2014. Although our SelectMDx test is not currently covered by Medicare, in May 2021 a draft foundational local coverage determination (“LCD”) supporting the clinical utility of this test was issued which, if finalized, is expected to support Medicare coverage of both SelectMDx and ConfirmMDx for qualified Medicare patients throughout the United States. There is no guarantee that SelectMDx will receive a final LCD and there can be no assurance that Medicare coverage and reimbursement will be granted or, if granted, that it will be maintained.

As a Clinical Laboratory Improvement Amendments (“CLIA”) certified laboratory, we offer our SelectMDx and ConfirmMDx testing services as laboratory developed tests (“LDTs”). Our SelectMDx and ConfirmMDx tests are not approved by the U.S. Food and Drug Administration (the “FDA”). Historically, the FDA has exercised enforcement discretion and not required approvals or clearances for many LDTs (as that term is viewed and defined by the FDA, which is the subject of interpretation) that are regulated under CLIA, and has not required laboratories that offer LDTs consistent with the FDA’s interpretation to comply with the FDA requirements for medical devices, such as registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls. If the FDA begins to enforce its medical device requirements for LDTs, or if the FDA disagrees with our assessment that our ConfirmMDx and SelectMDx tests are LDTs, our company and these tests could for the first time be subject to a variety of regulatory requirements, and we could be required to obtain premarket clearance or approval for our existing tests and any new tests we may develop, which may force us to cease or delay marketing our tests until the required clearance or approval are obtained.

While MDxHealth is domiciled and listed as a public company in Belgium, our primary commercial focus is in the United States, where over 95% of our tests are performed and revenues are generated. Our leadership change in 2019 and coincident organizational and operational discipline implemented throughout the MDxHealth group of companies has further focused our commitment to U.S.-sourced growth, with our entire executive management team and over 90% of staff based in or reporting to our U.S. laboratory and headquarters in Irvine, California.

We have established a systematic approach to commercializing our precision diagnostic solutions in our target markets in the United States, focusing on active engagement, education and market development directed toward health care professionals and their patients. Our commercial team is focused on prioritizing large and high-volume community urology centers, and on building long-standing relationships with key physicians and practice groups who have strong connections to the population of men who may be eligible for our solutions. Our sales and marketing organization is focused on building physician awareness through referral network development, education, targeted key opinion leader (“KOL”) development and training, and tools for our customers to interact with patients and consumers (doctor-to-consumer education).

Commercial Products

Our commercial products consist of SelectMDx and ConfirmMDx. Upon a determination that a patient’s PSA level is elevated or an abnormal digital rectal exam result, our SelectMDx test, a noninvasive urine test with 95% negative predictive value (“NPV”), can be used to help physicians determine whether a costly, painful and complication-prone needle-core biopsy is advisable. For those men who proceed to a biopsy procedure, our ConfirmMDx test, which measures biomarker signals in the same biopsied tissue examined by the pathologist, provides additional information to physicians and increases the accuracy of the biopsy, with a 96% NPV. We currently process our SelectMDx and ConfirmMDx tests at our 32,379 square foot, CAP-accredited, CLIA certified and NYSDOH approved molecular laboratory and office facility located at our U.S. headquarters in Irvine, California and through our 7,836 square foot diagnostic facilities in Nijmegen, The Netherlands.

SelectMDx for Prostate Cancer liquid biopsy assay

SelectMDx is a non-invasive urine test that measures the expression of two mRNA cancer-related biomarkers (HOXC6 and DLX1). The test provides binary results that, when combined with the patient’s clinical risk factors, help the physician determine whether:

•      The patient may benefit from a biopsy and early prostate cancer detection and treatment; or

•      The patient can avoid a biopsy and return to routine screening

The following chart depicts the functioning of the SelectMDx test:

Guidelines Inclusion

SelectMDx has been included in the NCCN Prostate Cancer Early Detection guidelines since 2020. SelectMDx has also been included in the European Association of Urology (“EAU”) Prostate Cancer guidelines since 2018.

ConfirmMDx for Prostate Cancer epigenetic assay

ConfirmMDx is a well-validated epigenetic test that guides the detection of occult prostate cancer on a patient’s previously biopsied negative tissue. The test can help urologists determine a man’s risk for harboring clinically significant prostate cancer despite having a cancer-negative biopsy result, and it has a number of unique features/advantages.

The ConfirmMDx test addresses prostate biopsy sampling concerns, helping urologists to:

•      “Rule-out” men from undergoing potentially unnecessary repeat biopsies and screening procedures, helping to reduce complications, patient anxiety and excessive healthcare expenses associated with these procedures; and

•      “Rule-in” high-risk men with a previous negative biopsy result who may be harboring undetected cancer (false negative biopsy result) and therefore may benefit from a repeat biopsy and potentially treatment.

Guidelines Inclusion

ConfirmMDx has been included in the NCCN Prostate Cancer Early Detection guidelines since 2016. ConfirmMDx has also been included in the EAU Prostate Cancer guidelines since 2018.

Pipeline

We intend to build on our leadership in the urologic diagnostic space by expanding our menu of tests beyond SelectMDx and ConfirmMDx. We are currently developing two additional products for the prostate cancer diagnostic and treatment pathway. Not all men diagnosed with localized prostate cancer benefit from intervention as some tumors are slow growing and non-life threatening. Our AS-MDx product in development will risk-stratify patients who may benefit from immediate intervention versus active surveillance. Patients under active surveillance are currently monitored by invasive and costly prostate biopsies. As such, AS-MDx is being developed to provide clinically actionable information via a more direct, cost-effective approach than currently available tests, which require large gene panels and complex algorithms (e.g., Decipher, Prolaris, Oncotype). Our Monitor-MDx product in development will be a non-invasive alternative that risk stratifies patients for continued active surveillance versus intervention, which may also improve patient compliance with active surveillance protocols. If MonitorMDx could allow physicians to forego or delay surveillance biopsy, the test would represent a significant business opportunity with little or no direct competition.

Market Opportunity

There are currently significant challenges with diagnosing prostate cancer in the United States. Approximately 25 million PSA tests are performed each year, and over 15% of those reveal heightened levels of PSA. Current clinical guidelines suggest that men with an elevated PSA should be considered for a prostate biopsy, so that a pathologist can visually inspect the sampled tissue to identify any sign of malignancy. However, 60% of biopsies are negative, not revealing any cancer, and as many as a third of these negative biopsies are false negatives, providing limited comfort to patients and their physicians that cancer was not missed. The relatively modest sensitivity and specificity of these current standard-of-care tests and procedures has led to increased patient anxiety, potentially unnecessary, invasive and costly interventions, and increased complications and hospitalizations. Our suite of commercial products addresses these issues, presenting a substantial market opportunity. Based on the estimated 3 million men annually that demonstrate an elevated PSA level, and assuming average revenue per test of $500, management estimates the addressable market in the United States for the SelectMDx test at approximately $1.5 billion. Based on the estimated 300,000 men annually that receive a negative biopsy result, and assuming average revenue per test of $1,600, management estimates the addressable market in the United States for the ConfirmMDx test at approximately $500 million.

Our Competitive Strengths

We believe we have the following competitive strengths which underpin our commercial execution success and will position us for sustainable growth:

•      Targeted Menu Improving Prostate Cancer Diagnosis and Treatment While Reducing Costs to the Healthcare System

•      Strong Commercial Focus and Presence

•      Commercial Channel Advantage

•      Compelling Reimbursement Strategy

•      Robust and Reliable Technology

•      Proven Leadership with Industry Expertise

Our Strategy

Our ultimate goal is to take a prostate cancer patient from positive screen all the way through the diagnostic and therapeutic pathway of prostate cancer. As such, we are focused on continuing to drive adoption of our SelectMDx and ConfirmMDx tests and expand our product offerings. The key elements of our strategy include:

•      Physician and Patient Education.    One important component of our efforts to successfully penetrate the urology market and promote clinical adoption of our SelectMDx and ConfirmMDx tests is to drive awareness of these tests. We educate physicians and patients through a variety of channels including by supporting clinical studies for the publication of peer reviewed journals and abstracts at key scientific conferences, forging relationships with the leading medical and scientific opinion leaders in urology, developing strategic partnerships with leading pathology laboratories with large urology client bases and via public relations and advertising campaigns.

•      Expand Test Menu.    We intend to build on our leadership in the prostate cancer diagnostic space by expanding our menu of tests beyond SelectMDx and ConfirmMDx. We are currently developing two additional products for the prostate cancer diagnostic and treatment pathway. Not all men diagnosed with localized prostate cancer benefit from intervention as some tumors are slow and non-life threatening. Our AS-MDx product in development is designed to risk-stratify patients who may benefit from immediate intervention versus active surveillance. Patients under active surveillance are currently monitored by invasive and costly prostate biopsies. Our Monitor-MDx product in development is designed to be a non-invasive alternative that risk stratifies patients for continued active surveillance versus intervention, which may also improve patient compliance with active surveillance protocols.

•      Expand Reimbursement.    An important component of our commercial strategy is to expand reimbursement for our SelectMDx and ConfirmMDx tests. Our ConfirmMDx test has been covered by Medicare since 2014. Although our SelectMDx test is not currently covered by Medicare, in May 2021 a draft foundational LCD supporting the clinical utility of this test was issued which, if finalized, is expected to support Medicare coverage of both SelectMDx and ConfirmMDx for qualified Medicare patients throughout the United States. There is no guarantee that SelectMDx will receive a final LCD and there can be no assurance that Medicare coverage and reimbursement will be granted or, if granted, that it will be maintained. Our managed care team continues to pursue adoption of positive coverage policies and contracts by other commercial and private payors, preferred provider organizations and networks. We believe the clinical utility and actionability of our ConfirmMDx and SelectMDx tests, combined with our experience and knowledge of the factors needed to gain reimbursement will enable us to expand coverage of ConfirmMDx and SelectMDx among the private payor market. We continue to build upon our successful strategy, supported by governmental and commercial coverage policies, as a foundation to secure additional contracts from major national and regional managed care organizations, insurance carriers, and self-insured employer groups.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making a decision to invest in the ADSs. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•      The ongoing outbreak of the novel coronavirus (COVID-19) has resulted in significant declines in sales of our ConfirmMDx and SelectMDx tests during 2020, and volumes may decline in 2021 and the business may experience other adverse effects depending on progress made on the global deployment of vaccines and other governmental measures to combat the spread of the virus.

•      We have a history of losses, and expect to incur net losses in the future and may never achieve profitability.

•      We might require substantial additional funding to continue our operations and to respond to business needs or take advantage of new business opportunities, which may not be available on acceptable terms, or at all.

•      Our commercial success will depend on the market acceptance and adoption of our current and future tests.

•      Our financial results are largely dependent on sales of one test, and we will need to generate sufficient revenues from this and other future solutions to grow our business.

•      We face uncertainties over the reimbursement of our tests by third party payors.

•      Billing and collections processing for our tests is complex and time-consuming, and any delay in transmitting and collecting claims could have an adverse effect on revenue.

•      Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

•      We expect to make significant investments to research and develop new tests, which may not be successful.

•      Failure to comply with governmental payor regulations could result in us being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would adversely affect our business.

•      We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, adversely affect our results of operations and financial condition and harm our business.

•      If the FDA were to begin requiring approval or clearance of our tests, we could incur substantial costs and time delays associated with meeting requirements for premarket clearance or approval.

•      The dual listing of our ordinary shares and ADSs following the U.S. offering may adversely affect the liquidity and value of the ADSs.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Start-ups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•      the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in this prospectus;

•      exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of our internal controls over financial reporting; and

•      to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of this initial public offering of the ADSs.

We may choose to take advantage of some but not all of these reduced burdens. For example, we have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, and intend to take advantage of the exemption from the auditor attestation on the effectiveness of our internal control over financial reporting. Accordingly, the information that we provide shareholders (including holders of the ADSs) may be different from what you might obtain from other public companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, members of our board of directors and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of the board of directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies.

Corporate History and Information

We were incorporated on January 10, 2003 as a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium. We are registered with the legal entities register (Liège) under enterprise number 0479.292.440. We were publicly listed on Euronext Brussels in June 2006. In October 2010 the Company’s name was changed from OncoMethylome Sciences SA to MDx Health SA. We have two wholly owned subsidiaries: MDxHealth, Inc., a Delaware company incorporated in April 2003, and MDxHealth B.V., a Dutch company incorporated in September 2015.

Our headquarters and principal executive offices are located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium, our telephone number is +32 4 257 70 21 and our email is info@mdxhealth.com. Our website address is www.mdxhealth.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase ADSs in this offering.

THE OFFERING

Offering	ADSs
Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriters exercise in full their option to purchase an additional ADSs), including ordinary shares represented by ADSs(1)(2)
Option to Purchase Additional ADSs

We have granted the underwriters the option to purchase up to an additional            ADSs from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover overallotments, if any.

American Depositary Shares

Each ADS represents      ordinary shares, no par value. The ADSs are delivered by the depositary. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all owners and holders of ADSs issued thereunder. The depositary, through its custodian, will be the holder of the ordinary shares underlying the ADSs.

You may surrender your ADSs to the depositary for cancellation to receive the ordinary shares underlying your ADSs. The depositary will charge you a fee for such a cancellation.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section titled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

____________

(1)The number of ordinary shares to be outstanding after this offering (including ordinary shares underlying ADSs) is based on 118,469,226 shares outstanding as of June 30, 2021, and excludes:

•      5,766,093 ordinary shares issuable upon the exercise of outstanding warrants pursuant to our warrant plans, at a weighted average exercise price of €1.74 per share; and

•      shares issuable upon conversion of the convertible loan portion of our loan facility with Kreos Capital.

(2)Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

•      no exercise of outstanding options to purchase ordinary shares; and

•      no exercise of the underwriters’ overallotment option.

Depositary	The Bank of New York Mellon
Use of Proceeds

We estimate the net proceeds from this offering will be approximately $            (or approximately $            if the underwriter exercises in full its overallotment option), assuming a public offering price of $             per ADS, the closing price of our ordinary shares on Euronext Brussels on             , 2021 as adjusted to reflect the ADS-to-ordinary share ratio, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund product development activities to expand our menu in prostate cancer and other urologic diseases and for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.
Nasdaq Capital Market Symbol for the ADSs	MDXH
Euronext Brussels Symbol for Our Ordinary Shares	MDXH.BR

SUMMARY SELECTED FINANCIAL DATA

The following tables summarize our historical consolidated financial data for the periods indicated. We derived the consolidated income statement for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB.

We derived the consolidated income statement as of the six months ended June 30, 2021 and 2020, and the consolidated statement of financial position data as of June 30, 2021 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, the standard of IFRS applicable to interim financial statements.

Our historical results are not necessarily indicative of the results that may be expected in the future and our results as of June 30, 2021 and for the year ending December 31, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this prospectus, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Six Months Ended June 30,
(in Thousands)	2020	2019	2021	2020
Services	$18,064	$11,443	$10,462	$9,596
Licenses	250	250	250	250
Royalties	58	92	19	34
Government grants	88	—	—	—
Revenues	18,460	11,785	10,731	9,880
Cost of goods & services sold	(10,416)	(11,755)	(5,516)	(5,194)
Gross Profit	8,044	30	5,215	4,686
Research and development expenses	(4,543)	(8,997)	(2,823)	(2,130)
Selling and marketing expenses	(16,752)	(17,809)	(8,247)	(8,335)
General and administrative expenses	(13,990)	(15,196)	(6,739)	(7,268)
Other operating income	118	1	151	59
Other operating expenses	—	(1,198)	—	—
Operating loss	(27,123)	(43,169)	(12,443)	(12,988)
Financial income	4	10	10	3
Financial expense	(1,543)	(516)	(866)	(724)
Loss before income tax	(28,662)	(43,675)	(13,299)	(13,709)
Income tax	—	575	—	—
Loss	(28,662)	(43,100)	(13,299)	(13,709)

Earnings per share attributable to parent (EPS)
Basic and Diluted, $	(0.34)	(0.69)	(0.12)	(0.18)

	As of December 31,		As of June 30, 2021
	2020	2019	(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,953	$22,050	$31,318
Total assets	31,856	40,628	46,376
Working capital(1)	10,070	20,480	26,519
Long-term debt	10,279	9,052	9,959
Retained earnings	(215,300)	(186,638)	(228,599)
Total stockholders’ equity	5,849	19,724	21,494

____________

(1)Working capital is calculated as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities

RISK FACTORS

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase the ADSs. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of the ADSs could decline, and you could lose part or all of your investment. The risks set forth below are not the only ones facing our Company. Additional risks and uncertainties not presently known, which management currently deems immaterial or which are like those faced by other companies in our industry or business in general, may also impair our business operations. Please also see “Special Note Regarding Forward-Looking Statements and Other Information Contained in This Prospectus.”

Risks Related to Our Business and Industry

The ongoing outbreak of the novel coronavirus (“COVID-19”) resulted in significant declines in sales of our ConfirmMDx and SelectMDx tests during 2020, and could impact volumes in 2021 and the business may experience other adverse effects depending on progress made on the global deployment of vaccines and other governmental measures to combat the spread of the virus.

In March 2020, the World Health Organization declared COVID-19 as a global pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities on a global scale for the past year. Economic and business prospects in the United States and other countries have declined rapidly due to the COVID-19 pandemic and have resulted in restrictions on individual and business activity to mitigate the pandemic. While vaccines have been developed and are in the course of being deployed globally, there remains a risk that the vaccines will not be effective against variants of COVID-19. There are also uncertainties surrounding the pace of vaccinations. Because substantially all of our business operations and our workforce are concentrated in the United States, which has reported significant COVID-19 related cases and mortalities, our business, results of operations, and financial condition have been, and may continue to be, significantly adversely affected.

The impacts of COVID-19 on our business, financial condition, and results of operations have included, but are not limited to, the following:

•      although our laboratory facilities remain operational, we temporarily implemented staggered laboratory shifts and work-from-home policies for non-essential personnel beginning in March 2020 which reduced the level of laboratory throughput capacity available to process testing services by around 20% compared to 2019. During 2021, we have begun to relax our pandemic-related workplace controls with the implementation of our COVID-19 Reopen Plan, but staggered laboratory shifts and work-from-home policies remain in place pending the continuing resolution of pandemic-related risks in the general population;

•      while we believe that our laboratories’ current throughput capacity, which was temporarily reduced due to staggered shift policies implemented following the declaration of the COVID-19 pandemic, is sufficient to handle current customer demand, there can be no assurance that further resource limitations or interruptions or increases in expected demand will not result in service delays or extended turn-around times for our testing services;

•      while our inventories were not materially impacted and we believe that we have and maintain adequate inventories of critical components necessary to process our ConfirmMDx and SelectMDx tests in amounts sufficient to avoid potential disruptions for the next several months, there can be no assurance that our outstanding and future orders needed to maintain appropriate inventories with our component manufacturers will not be delayed or cancelled due to the COVID-19 pandemic; and

•      the healthcare industry and our customers have been negatively impacted by the pandemic, shifting resources toward coronavirus care and limiting non-essential contact with patients, which reduced orders for our testing solutions beginning in March 2020. This has had a negative impact on volumes of our ConfirmMDx and SelectMDx tests. While this diversion of resources has abated as vaccines have been deployed and the level of daily cases has been reducing, there can be no assurance that this trend will continue.

In addition, the continued spread of COVID-19 globally and implementation of mitigation measures could adversely affect our manufacturing and supply chain.

In terms of the impact of the COVID-19 pandemic on our operations, representative contact with clinicians began to decline in March due to COVID-19. This affected both ConfirmMDx and SelectMDx volumes and had a negative effect on our revenues and cash flows. During the first half of 2020, ConfirmMDx billed units decreased by 12% compared to the first half of 2019 and SelectMDx billed units decreased by 48% compared to the first half of 2019. The declines continued in the second half of 2020, with ConfirmMDx and SelectMDx billed units decreasing by 23% and 27%, respectively, compared to the second half of 2019. Overall, ConfirmMDx and SelectMDx volumes declined by 18% and 39% for the full year 2020, respectively. The extent to which COVID-19 affects our operations in 2021 and beyond will ultimately depend on future developments, which remain uncertain and cannot be predicted with confidence, including the progress in vaccinations, the impact of any emerging variants and any additional information that may emerge concerning the severity of COVID-19 and ongoing actions to contain COVID-19 or mitigate its impact.

These and other factors arising from the COVID-19 pandemic could worsen in the United States or locally at the location of our offices or the offices of our collaborator companies, each of which could further adversely impact our business generally and could have a material adverse impact on our operations and financial condition and results.

We have a history of losses and expect to incur net losses in the future and may never achieve profitability.

We have incurred substantial net losses since our inception, and there can be no assurance that we will achieve profitability. As of June 30, 2021, we had an accumulated deficit of $228.6 million and for the six months ended June 30, 2021 and the year ended December 31, 2020, we had a net loss of $13.3 million and $28.7 million and net cash used in operating activities of $11.6 million and $20.2 million, respectively. We expect our losses to continue as a result of costs relating to ongoing research and development and for increased sales and marketing costs for existing and planned solutions. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and stockholders’ equity. Even if we achieve significant revenues, we may not become profitable, and even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain consistently profitable could adversely affect the market price of our common stock and could significantly impair our ability to raise capital or expand our business in accordance with our growth strategy. Historically, we have been able to raise capital at regular occasions. If we are unable to continue to do this, our ability to operate as a going concern could be seriously compromised.

We might require substantial additional funding to continue our operations and to respond to business needs or take advantage of new business opportunities, which may not be available on acceptable terms, or at all.

Our capital outlays and operating expenditures are expected to increase over the next several years as commercial operations expand. We may require additional equity or debt funding from time to time in case of a shortfall in cash inflows from operations or to respond to business needs or take advantage of new business opportunities, which may not be available at acceptable terms, or at all. For more information about our cash and cash equivalent position or total liquidity position, see also “Capitalization” and “Management’s Discussion and Analysis — Liquidity and Capital Resources.”

If additional funds are raised through the sale of equity, convertible debt or other equity-linked securities, our securityholders’ ownership will be diluted. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of ordinary shares. If additional funds are raised by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of shareholders, and the terms of the debt securities issued could impose significant restrictions on our operations.

If adequate funds are not available, we may have to scale back our operations or limit our research and development activities, which may cause us to grow at a slower pace, or not at all, and our business could be adversely affected.

Our term loan contains restrictions that limit our flexibility in operating our business, and if we fail to comply with the covenants and other obligations under our loan agreement, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

In September 2019, we entered into a loan facility agreement with Kreos Capital VI (UK) Limited (“Kreos Capital”) which was amended in October 2020 and April 2021. As of June 30, 2021, the facility consisted of a total of €9.0 million ($10.5 million) in term loans (of which €382,500 is convertible into shares of the Company) and a €630,000 ($748,000) convertible loan. We are required to make monthly interest-only payments on the loan through January 2022. Beginning in February 2022 until maturity we are required to make monthly interest and principal payments. The loan matures in October 2023.

The loan agreement is collateralized by substantially all of our assets, including intellectual property related to our ConfirmMDx and SelectMDx tests. The loan agreement also subjects us to certain affirmative and negative covenants, including limitations on our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. As a result of these covenants, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in favorable business activities or financing future operations or capital needs until our current debt obligations are paid in full or we obtain the consent of Kreos Capital, which we may not be able to obtain. We cannot be certain that we will be able to generate sufficient cash flow or revenue to meet the financial covenants or pay the principal and accrued interest on the debt.

In addition, upon the occurrence of an event of default, Kreos Capital, among other things, can declare all indebtedness due and payable immediately, which would adversely impact liquidity and reduce the availability of cash flows to fund working capital needs, capital expenditures and other general corporate purposes. An event of default includes, but is not limited to, our failure to pay any amount due and payable under the loan agreement, the breach of any representation or warranty in the loan agreement, the breach of any covenant in the loan agreement (subject to a cure period in some cases), a change in control as defined in the loan agreement, the default on any debt payments to a third party or any voluntary or involuntary insolvency proceeding. If an event of default occurs and we are unable to repay amounts due under the loan agreement, Kreos Capital could foreclose on substantially all of our assets, including secured intellectual property. We cannot be certain that future working capital, borrowings or equity financings will be available to repay or refinance our debt to Kreos Capital or any other debt we may incur in the future.

Our federal loan contains restrictions that limit our flexibility in operating our business, and if we fail to comply with the covenants and other obligations under our federal loan agreement, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

In April 2020, we qualified for a $2.3 million loan through the Paycheck Protection Program (the “PPP”) of the U.S. Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), under a loan agreement administered by the U.S. Small Business Administration. The PPP loan agreement subjects us to certain affirmative and negative covenants, including limitations on the permitted uses of the loaned funds. As a result of these covenants, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in favorable business activities or financing future operations or capital needs until our current debt obligations are paid in full. Under the loan agreement, we are required to repay any outstanding principal and interest in monthly instalments over a forty-two month period commencing eighteen months after receipt of the funds. We cannot be certain that we will be able to generate sufficient cash flow or revenue to meet the financial covenants or pay the principal and accrued interest on the debt. In the event of an occurrence of an event of default, the U.S. Small Business Administration can declare all indebtedness due and payable immediately, which would adversely impact liquidity and reduce the availability of cash flows to fund working capital needs, capital expenditures and other general corporate purposes. In addition, by participating in a federal loan program, we become subject to increased governmental oversight and federal regulatory compliance obligations, including potential civil and criminal liability for making false claims or statements under the U.S. False Claims Act, 31 USC. § 3729 et seq. (the “FCA”). Liability under the FCA and similar federal statutes can carry significant potential monetary penalties and potential jail time, and can arise from both “knowing” and “willful” misstatements. FCA violations will result in a civil penalty per false claim, of not less than $11,181 and not more than $22,363, plus treble the government’s actual damages. A person who violates § 3729 will also be held liable for the government’s costs for bringing a civil action to recover any penalty or damages.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders and reduce our financial resources.

In addition to the acquisition of NovioGendix, a privately held company based in Nijmegen (The Netherlands), in September 2015, we may enter into other transactions in the future to acquire other businesses, products or technologies. We may be unable to realize the anticipated benefits of the acquisitions or do so within the anticipated timeframe. Any acquisitions may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. If we are unable to do so, the disruption to our operations could result in additional costs or could distract management’s attention from other initiatives.

The molecular diagnostics industry is highly competitive and characterized by rapid technological changes and we may be unable to keep pace with our competitors.

The molecular diagnostics field is characterized by rapid technological changes, frequent new product introductions, changing customer preferences, emerging competition, evolving industry and regulatory compliance standards, reimbursement uncertainty and price competition. Moreover, the molecular diagnostics field is intensely competitive both in terms of service and price, and continues to undergo significant consolidation, permitting larger clinical laboratory service providers to increase cost efficiencies and service levels, resulting in more intense competition.

The market for assessing men at risk for prostate cancer is large. As a result, this market has attracted competitors, some of which possess substantially greater financial, selling, logistical and laboratory resources, more experience in dealing with third-party payors, and greater market penetration, purchasing power and marketing budgets, as well as more experience in providing diagnostic services. Some companies and institutions are developing serum-based tests and diagnostic tests based on the detection of proteins, nucleic acids or the presence of fragments of mutated genes in the blood that are associated with prostate cancer. These competitors could have technological, financial, reputational, and market access advantages over us.

Regarding our ConfirmMDx for Prostate Cancer tissue-based test, several directly competitive products are currently commercially available. In 2014, OPKO Health, Inc., a NYSE listed company, launched the 4Kscore test, a blood based 4-plex test which combines the results of the blood test with clinical information in an algorithm that calculates a patient’s percent risk for aggressive prostate cancer prior to a biopsy. OPKO is the third largest clinical laboratory in the United States, with a significantly larger sales and marketing team than we have. Offered at a lower price point, the 4Kscore test offers a competitive price advantage over the ConfirmMDx test. The PCA-3 test from Hologic, a urine-based test, is on the U.S. market as an FDA approved test, which may be perceived as providing a competitive advantage since the ConfirmMDx for Prostate Cancer test is not FDA approved. The PCA-3 test is intended for the same patient population as ConfirmMDx for Prostate Cancer, but our performance has only been established in men who were already recommended by urologists for repeat biopsy.

Regarding our SelectMDx for Prostate Cancer tissue-based test, several directly competitive products are currently commercially available. In 2016, ExosomeDx launched the ExoDx (Intelliscore), a urine-based test designed to assess whether a patient presenting for an initial biopsy is at greater risk for high-grade prostate cancer. The ExoDx test competes directly with SelectMDx. In 2018, Bio-Techne Corporation, a large U.S.-based, diversified life sciences company, acquired the ExoDx test. Bio-Techne has greater resources and a significantly larger sales and marketing team than we have. In addition, the ExoDx test may also provide a competitive advantage since, unlike the SelectMDx test, it does not require a prostate massage as part of its specimen collection procedures. In addition to ExoDx, the 4Kscore test offered by OPKO and the Prostate Health Index test, or the “phi score”, offered by Beckman Coulter, both compete directly with the SelectMDx test. Both OPKO and Beckman Coulter have greater resources and a significantly larger sales and marketing team than we do. As a result of these significantly greater resources, these competitors are able to make larger investments into the tests they produce and the sales and marketing of these tests, which may cause us to lose market share. In addition to competitive products, the ConfirmMDx and SelectMDx tests also face competition from multiparametric MRI (“mpMRI”), a clinical diagnostic imaging procedure available to and used by physicians for many years, which focuses on visual tissue analysis. The mpMRI procedure can visually reveal potential locations of abnormal and potentially cancerous prostate tissue characteristics that distinguish tumors from healthy tissue. The visual aspect of diagnostic imaging may feel more accessible and be considered preferable by some physicians over molecular analysis, and there likely is an economic incentive for some physicians to earn a professional fee from the performance of mpMRI procedures. It may be difficult to change the methods or behavior of physicians to incorporate our testing solutions into their practices in conjunction with, or instead of, mpMRI clinical diagnostic imaging procedures. In addition, companies developing or offering capital equipment or point-of-care kits to physicians represent another source of potential competition. These devices are used directly by the physicians or their institutions, which can facilitate adoption.

If we are unable to compete effectively with the abovementioned competitors and with new technologies and procedures such as mpMRI, we may lose market share, which could in turn adversely affect our revenues.

Our commercial success will depend on the market acceptance and adoption of our current and future tests.

Healthcare providers typically take a long time to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party coverage and reimbursement. It is critical to the success of our sales efforts that we educate enough patients, clinicians and administrators about molecular diagnostics testing, in general, as well as about our ConfirmMDx and SelectMDx tests, and demonstrate their clinical benefits. It is likely that clinicians may not adopt, and third-party payors may not cover or adequately reimburse for, our tests unless they determine, based on published peer-reviewed journal articles and the experience of other clinicians, that they provide accurate, reliable and cost-effective information.

As the healthcare reimbursement system in the United States evolves to place greater emphasis on comparative effectiveness and outcomes data, we cannot predict whether we will have sufficient data, or whether the data we have will be presented to the satisfaction of any payors seeking such data, in the process of determining and maintaining coverage for our diagnostic tests. The administration of clinical and economic utility studies is expensive and demands significant attention from the management team. Our largest ongoing study, a multicenter U.S. observational study of ConfirmMDx and SelectMDx entitled a Prospective Validation of Prostate Biomarkers for Repeat Biopsy (“PRIORITY”), has encountered and is expected to continue to experience delays in enrolment and completion as a result of the COVID-19 pandemic. Additionally, we have several smaller post-marketing clinical studies ongoing or planned that are primarily intended to support expanded indications for our ConfirmMDx and SelectMDx tests. There can be no assurance that the PRIORITY study or our other clinical studies will be successfully initiated, enrolled or completed. Also, data collected from these studies may not be positive or consistent with our existing data or may not be statistically significant or compelling to the medical community. If the results obtained from ongoing or future studies are inconsistent with certain results obtained from previous studies, adoption of diagnostic services would suffer, and our business would be harmed.

If our tests or the technology underlying our current or future tests do not receive sufficient favorable exposure in peer-reviewed publications, the rate of clinician adoption of our tests and positive reimbursement coverage decisions for our tests could be negatively affected. See “Risk Factors — We face uncertainties over the reimbursement of our tests by third party payors”. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for diagnostic tests, and our inability to control when, if ever, our results are published may delay or limit our ability to derive sufficient revenue from any product that is the subject of a study.

Our financial results are largely dependent on sales of one test, and we will need to generate sufficient revenues from this and other future solutions to grow our business.

Revenues in 2021 and 2020 were largely dependent on the sales of our ConfirmMDx test for Prostate Cancer. Revenues from sales of ConfirmMDx accounted for approximately 93% and 95% of total revenues in the first half of 2021 and 2020, respectively. We launched our second test, SelectMDx for Prostate Cancer, in 2016 and we anticipate that sales of SelectMDx will increase and complement sales of ConfirmMDx; however, sales of ConfirmMDx are expected to continue to account for a substantial portion of total revenues for at least the next several years. The commercial success of the ConfirmMDx and SelectMDx tests and our ability to generate sales will depend on several factors, including:

•      acceptance by the medical community;

•      the number of patients undergoing a prostate biopsy procedure;

•      acceptance, endorsement and formal policy approval of favorable reimbursement for the test by Medicare and other third-party payors;

•      our ability to successfully market the tests;

•      the amount and nature of competition from other prostate cancer products and procedures; and

•      our ability to establish and maintain commercial distribution, sales force and laboratory testing capabilities.

Based on our expectation that reimbursement for SelectMDx will increase, we expect that sales of the ConfirmMDx test as a proportion of our total revenues will decrease over the next several years. However, there can be no assurance that SelectMDx will be successfully commercialized. If we are unable to increase sales and reimbursement of SelectMDx and ConfirmMDx or successfully develop and commercialize other solutions or enhancements, our revenues and our ability to achieve profitability would be impaired, and the market price of our shares could decline.

We face uncertainties concerning the coverage and reimbursement of our tests by third-party payors.

Successful commercialization of our tests depends, in large part, on the availability of coverage and adequate reimbursement from government and private payors. Favorable third-party payor coverage and reimbursement are essential to meeting our immediate objectives and long-term commercial goals. In the United States, for new diagnostic solutions, each private and government payor decides whether to cover the test, the amount it will reimburse clinical laboratories or other providers for a covered test, and any specific conditions for coverage and reimbursement. Providers may be unlikely to order a specific diagnostic test unless an applicable third-party payor offers meaningful reimbursement for the test. Therefore, adequate coverage and reimbursement is critical to the commercial success of a diagnostic product, and if we are unable to secure and maintain favorable coverage determinations and reimbursement, this will undermine our ability to earn revenue from our products.

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the U.S. Centers for Medicare & Medicaid Services (“CMS”), a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled laboratory based in California, we bill Noridian Healthcare Solutions (“Noridian”), the Medicare Administrative Contractor (“MAC”), for California, and we are subject to Noridian’s local coverage and reimbursement policies. Noridian participates in the Molecular Diagnostic Services Program (“MolDX”), administered by Palmetto GBA, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. In 2014, we obtained a positive LCD under the MolDX program, which provides coverage for ConfirmMDx testing of Medicare patients throughout the United States.

However, Medicare does not currently provide coverage and reimbursement for the SelectMDx test. In early 2019, we submitted clinical and outcomes data on our SelectMDx test to the MolDX program as part of a technical assessment process seeking Medicare coverage. In August 2019, Palmetto GBA issued a favorable draft LCD recommending coverage for the SelectMDx test. However, we were subsequently requested to and submitted an update to our technical assessment under the MolDX program for Medicare coverage of SelectMDx. On May 21, 2021, the MolDX Program issued a draft foundational LCD supporting the clinical utility of SelectMDx. This draft foundational LCD identifies evidence supporting the clinical utility of the SelectMDx test and, if/when finalized, would support coverage and reimbursement for SelectMDx testing for qualified Medicare patients throughout the United States. The final determination with respect to Medicare coverage and reimbursement of the SelectMDx test therefore remains pending, and there can be no assurance that such coverage and reimbursement will be granted or, if granted, that it will be maintained.

Commercial payors

Obtaining coverage and reimbursement by commercial payors is a time-consuming and costly process, without a guaranteed outcome, since each commercial payor makes its own decision with respect to whether to cover a particular test and, if so, at what rate to reimburse providers for that test. In addition, several payors and other entities conduct technology assessments of new medical tests and devices and provide the results of these assessments for informational purposes to other parties. These assessments may be used by third-party payors and healthcare providers as grounds to deny coverage for a particular test, or to refuse to use or order a particular test or procedure. The ConfirmMDx and SelectMDx tests have received initial negative technology assessments from several of these entities and are likely to receive more negative technology assessments. We continue to work with third-party payors to obtain coverage and reimbursement for our ConfirmMDx and SelectMDx tests and to appeal coverage denial decisions based on existing and ongoing studies, peer reviewed publications, and support from physician and patient groups. There are no assurances that commercial payors will continue to issue positive coverage and reimbursement policies and/or contracts and, if issued, that such policies and/or contracts will be maintained in the future. If our tests are considered on a policy-wide level by major third-party payors, whether at our request or on the payor’s own initiative, and the payor determines that such tests are ineligible for coverage and reimbursement, our revenue potential could be adversely impacted.

Outside the United States

Outside of the United States, various coverage, pricing and reimbursement approvals are required, including through coverage determinations made at the national level under public benefit programs. We expect that it will take several years to establish broad coverage and reimbursement for our tests with payors in countries outside of the United States where we commercialize our solutions, and our efforts may not be successful. Even if public or private reimbursement is obtained, it may cover competing tests, the reimbursement may be conditioned upon local performance of the tests or other requirements we may encounter difficulties in satisfying. Reimbursement levels outside of the United States may vary considerably from the reimbursement amounts we receive in the United States. In addition, because we plan in many circumstances to rely on distributors to obtain reimbursement for our tests, to the extent the distributor does not have direct reimbursement arrangements with payors, we may not be able to retain reimbursement coverage in certain countries with a particular payor; further, if our agreement with a particular distributor is terminated or expires or a distributor fails to pay for other reasons, we could lose reimbursement coverage in that jurisdiction.

Currently, we rely almost entirely on the sale of ConfirmMDx tests for our revenues, with these tests accounting for 95% and 96% of service revenue in the first half of 2021 and 2020, respectively. As noted above, we have not yet obtained reimbursement for the SelectMDx test and hence the failure to receive a favorable reimbursement decision will mainly have an impact on our future prospects rather than resulting in an immediate decrease in revenues. If, however, reimbursement for the ConfirmMDx test were to be revoked either by CMS or any of the commercial payors, this could have an immediate impact on our revenues. While we do not believe that revocation of reimbursement for the ConfirmMDx test is likely, if this were to occur, the impact on us could be severe.

Risks Related to Our Intellectual Property

If we are unable to retain intellectual property protection in relation to our main test ConfirmMDx and our second test SelectMDx or if we are required to expend significant resources to protect our intellectual property position, our competitive position could be undercut.

Our ability to protect our discoveries, know-how and technologies affects our ability to compete and to achieve profitability. We rely on a combination of U.S. and foreign patents and patent applications, copyrights, trademarks and trademark applications, confidentiality or non-disclosure agreements, material transfer agreements, licenses and consulting agreements to protect our intellectual property rights. We also maintain certain company know-how, algorithms, and technological innovations designed to provide us with a competitive advantage in the marketplace as trade secrets. As of June 30, 2021, we own or have exclusive rights to more than 22 patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 114 granted or pending patent applications in this group comprised of 16 issued or allowed U.S. patents, 11 pending U.S. provisional or non-provisional applications, 49 pending international patent applications filed under the Patent Cooperation Treaty (“PCT”) and 38 granted patents in jurisdictions outside the United States, including Japan, Canada, Israel and the major European countries. Our issued U.S. patents expire at various times between 2024 and 2036. Of these issued patents, two cover intellectual property used in our ConfirmMDx test, one of which expires in 2022 and the other of which expires in 2024, and one covers intellectual property used in our SelectMDx test which expires in 2036.

While we intend to pursue additional and future patent applications, it is possible that pending patent applications and any future applications may not result in issued patents. Even if patents are issued, third parties may independently develop similar or competing technology that avoids our patents. Third parties may also assert infringement or other intellectual property claims against us or against our licensors, licensees, suppliers or strategic partners. Any actions regarding patents could be costly and time-consuming and could divert the attention of management and key personnel from other areas of our business. Further, we cannot be certain that the steps we have taken will prevent the misappropriation of our trade secrets and other confidential information as well as the misuse of our patents and other intellectual property, particularly in foreign countries with no patent protection.

Although we have licensed and own issued patents in the United States and foreign countries, we cannot be certain the claims will continue to be considered patentable by the U.S. Patent and Trademark Office (the “USPTO”), U.S. courts patent offices and courts in other jurisdictions. The U.S. Supreme Court, other federal courts and/or the USPTO, may change the standards of patentability and any such changes could have a negative impact on our business. For instance, the Federal Circuit has recently ruled on several patent cases, such as Univ. of Utah Research Found. v. Ambry Genetics Corp., 774 F.3d 755 (Fed. Cir. 2014), Ariosa Diagnostics, Inc. v. Sequenom, Inc., 788 F.3d 1371 (Fed. Cir. 2015), Genetic Tech. Ltd. v. Merial LLC, 818 F.3d 1369 (Fed. Cir. 2016), and Cleveland Clinic Found. v. True Health Diagnostics, 859 F.3d 1352 (Fed. Cir. 2017), that some diagnostic method claims are not patent eligible. These decisions have narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. Some aspects of our technology involve processes that may be subject to this evolving standard and we cannot guarantee that any of our issued or pending process claims will be patentable as a result of such evolving standards. In addition, this combination of decisions has created uncertainty as to the value of certain issued patents, in particular in the detection of prostate cancer and other cancers.

We may be subject to substantial costs and liabilities, or be prevented from using technologies incorporated in our ConfirmMDx and SelectMDx tests, as a result of litigation or other proceedings relating to patent rights.

Third parties may assert infringement or other intellectual property claims against us or our licensors, licensees, suppliers or strategic partners. We pursue a patent strategy that we believe provides us with a competitive advantage in the assessment of prostate cancer and is designed to maximize patent protection against third parties in the United States and, potentially, in certain foreign countries. In order to protect or enforce our patent rights, we may have to initiate actions against third parties. Any actions regarding patents could be costly and time-consuming and could divert the attention of management and key personnel from other areas of our business. Additionally, such actions could result in challenges to the validity or applicability of our patents. Because the USPTO maintains patent applications in secrecy until a patent application is published or the patent is issued, we have no way of knowing if others may have filed patent applications covering technologies used by us or our partners. Additionally, there may be third-party patents, patent applications and other intellectual property relevant our technologies that may block or compete with our technologies. Even if third-party claims are without merit, defending a lawsuit may result in substantial expense to us and may divert the attention of management and key personnel. In addition, we cannot provide assurance that we would prevail in any such suits or that the damages or other remedies, if any, awarded against us would not be substantial. Claims of intellectual property infringement may require us, or our strategic partners, to enter into royalty or license agreements with third parties that may not be available on acceptable terms, if at all. These claims may also result in injunctions which could prevent us from further developing and commercializing services or products containing our technologies, which could in turn adversely affect our ability to earn revenues from these services or products.

Also, patents and patent applications owned by us may become the subject of post grant challenges or interference proceedings in the USPTO to determine validity and the priority of invention, which could result in substantial cost as well as a possible adverse decision as to the validity or priority of invention of the patent or patent application involved. An adverse decision in an interference proceeding may result in the loss of rights under a patent or patent application subject to such a proceeding.

Ultimately, the potential weakening of our intellectual property position as a result of the evolution of case law or otherwise may make us more vulnerable to competition. While we are unable to quantify the impact of this risk given that our patents remain untested in the courts, the impact could be severe if our competitors are able to take advantage of any weakening of our intellectual property position.

We rely on strategic collaborative and license arrangements with third parties to develop critical intellectual property. We may not be able to successfully establish and maintain such intellectual property.

The development and commercialization of our products and services rely, directly or indirectly, upon strategic collaborations and license agreements with third parties. We have a license agreement with an academic institution pursuant to which we have incorporated licensed technology into our ConfirmMDx test and may incorporate licensed technology into our pipeline products. Our dependence on license, collaboration and other similar agreements with third parties may subject us to a number of risks. There can be no assurance that any current contractual arrangements between us and third parties or between our strategic partners and other third parties will be continued on materially similar terms and will not be breached or terminated early. Any failure to obtain or retain the rights to necessary technologies on acceptable commercial terms could require us to re-configure our products and services, which could negatively impact their commercial sale or increase the associated costs, either of which could materially harm our business and adversely affect our future revenues and ability to achieve sustained profitability.

We expect to continue and expand our reliance on collaboration and license arrangements. Establishing new strategic collaborations and license arrangements is difficult and time-consuming. Discussions with potential collaborators or licensors may not lead to the establishment of collaborations on favorable terms, if at all. To the extent we agree to work exclusively with one collaborator in a given area, our opportunities to collaborate with other entities could be limited. Potential collaborators or licensors may reject collaborations with us based upon their assessment of our financial, regulatory or intellectual property position or other factors. Even if we successfully establish new collaborations, these relationships may never result in the successful commercialization of any product or service. In addition, the success of the projects that require collaboration with third parties will be dependent on the continued success of such collaborators. There is no guarantee that our collaborators will continue to be successful and, as a result, we may expend considerable time and resources developing products or services that will not ultimately be commercialized.

Risks Related to Our Operations

Billing and collections processing for our tests is complex and time-consuming, and any delay in transmitting and collecting for claims could adversely impact revenue.

Substantially all of our current revenue is derived from the use of our ConfirmMDx test, which is billed on a fee-for-service basis and paid, for example by hospitals and direct payments from individual patients, and may be reimbursed by third-party payors, including Medicare and other governmental payor programs, private insurance plans and managed care organizations. Billing for molecular diagnostics testing services is complex, time-consuming, and expensive. We are often obligated to services bill in the specific manner required by each particular third-party payor. Failure to comply with these complex billing requirements (including complex federal and state regulations related to billing government health care programs, e.g., Medicare and Medicaid) may significantly hinder our collection and retention efforts, including not only potential write-offs of doubtful accounts and long collection cycles for accounts receivable, but also the potential disgorgement of previously paid claims based on third-party payor program integrity investigations into billing discrepancies, fraud, waste and abuse. With CMS’ recent implementation of a comprehensive oversight regime that consolidates program integrity powers into a single Unified Program Integrity Contractor (“UPIC”), audit and investigatory activity into billing fraud, waste and abuse in the industry has significantly increased. Responding to requests from a UPIC, or other auditor, are often time-consuming and require dedication of internal, and sometimes external, resources. UPICs also have the authority to implement Medicare payment suspensions during the pendency of the audit, which could significantly impact cash flows, even where no improper billing is ultimately found to have occurred. Commercial payors may also engage in audit activity, requiring timely production of medical documentation in support of billed claims.

Among the potential factors that can complicate third-party payor billing are:

•      differences between the list price for our tests and the reimbursement rates of payors;

•      compliance with complex federal and state regulations related to billing government health care programs, (e.g., Medicare and Medicaid);

•      disputes among payors as to which party is responsible for payment;

•      differences in coverage among payors and the effect of patient co-payments or co-insurance;

•      differences in information and billing requirements among payors;

•      incorrect or missing billing information; and

•      the resources required to manage the billing and claims appeals process.

During the fourth quarter of 2019, and based on recent and historical collections data, we updated certain assumptions to our estimates which affected our revenues. These included a revision to the period that a vast majority of collections would occur (from 24 months to 12 months); an updated lookback period for historical collection experience in order to use more recent and relevant collection data; and recognition on a cash basis if no historical payment experience is available. Updating these revenue recognition estimates negatively affected our revenues in 2019 in the amount of $10.1 million.

We face an inherent risk of product liability claims.

The marketing, sale and use of our tests could lead to product or professional liability claims against us if someone were to allege that our tests failed to perform as they were designed, or if someone were to misinterpret test results or improperly rely on them for clinical decisions. Although we maintain product and professional liability insurance which is deemed to be appropriate and adequate, it may not fully protect us from the financial impact of defending against product liability or professional liability claims or any judgments, fines or settlement costs arising out of any such claims. Furthermore, any product liability lawsuit, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could harm our reputation, which could impact our results of operations, or cause collaboration partners to terminate existing agreements and potential partners to seek alternate partners, any of which could negatively impact our results of operations.

Failure to attract or retain key personnel or to secure the support of key scientific collaborators could materially adversely impact our business.

Our success in implementing our business strategy depends largely on the skills, experience, and performance of key members of our executive management team and others in key management positions, including Michael McGarrity, our Chief Executive Officer. In 2019, we added new executives including the Chief Executive Officer, Chief Commercial Officer and Chief Financial Officer. Such a management transition subjects us to a number of risks, including risks pertaining to coordination of responsibilities and tasks, creation of new management systems and processes, differences in management style, effects on corporate culture, and the need for transfer of historical knowledge. The collective efforts of our executive management team are critical to us as we continue to develop our technologies, tests, and R&D and sales programs. As a result of the difficulty in locating qualified new management, the loss or incapacity of existing members of our executive management team could adversely affect our operations. If we were to lose one or more of these key employees, we could experience difficulties in finding qualified successors, competing effectively, developing our technologies and implementing our business strategy. Our executives have employment agreements; however, the existence of an employment agreement does not guarantee retention of members of our executive management team. We do not maintain “key person” life insurance on any of our employees.

We have established relationships with leading key opinion leaders and scientists at important research and academic institutions that we believe are key to establishing tests using our technologies as a standard of care for cancer assessment and diagnosis. If our collaborators determine that cancer testing using our technologies are not appropriate options for prostate cancer diagnosis, or superior to available prostate cancer methods, or that alternative technologies would be more effective in the early diagnosis of prostate cancer, we would encounter significant difficulty establishing tests using our technologies as a standard of care for prostate cancer diagnosis, which would limit our revenue growth and profitability.

Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

Inherent risks are involved in providing and marketing cancer tests and related services. Patients and healthcare providers rely on us to provide accurate clinical and diagnostic information that may be used to make critical healthcare decisions. As such, users of our tests may have a greater sensitivity to errors than users of some other types of products and services.

Past or future performance or accuracy defects, incomplete or improper quality and process controls, excessively slow turnaround times, unanticipated uses of our tests or mishandling of samples or test results (whether by us, patients, healthcare providers, courier delivery services or others) can lead to adverse outcomes for patients and interruptions to our services. These events could lead to voluntary or legally mandated safety alerts relating to our tests or our laboratory facilities and could result in the removal of our products and services from the market or the suspension of our laboratories’ operations. Insufficient quality controls and any resulting negative outcomes could result in significant costs and litigation, as well as negative publicity that could reduce demand for our tests and payors’ willingness to cover our tests. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

Our laboratory facilities may become inoperable due to natural or man-made disasters or regulatory sanctions.

We currently perform all of our testing in our laboratory facilities located in Irvine, California and Nijmegen, The Netherlands. Our laboratory facilities could become inoperable due to circumstances that may be beyond our control, and such inoperability could adversely affect our business and operations. The facilities, equipment and other business process systems would be costly to replace and could require substantial time to repair or replace.

The facilities may be damaged or destroyed by natural or man-made disasters, including earthquakes, wildfires, floods, outbreak of disease (such as the ongoing COVID-19 pandemic), acts of terrorism or other criminal activities and power outages, which may render it difficult or impossible for us to perform our tests for some period.

The facilities may also be rendered inoperable because of regulatory sanction. In the United States, we are subject to federal and state laws and regulations regarding the operation of clinical laboratories. CLIA and the laws of California and certain other states, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. Clinical laboratories are subject to inspection by regulators, and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective action plan, and imposing civil monetary penalties. Our U.S. laboratory facility in Irvine, California holds a certificate of accreditation from CMS to perform high-complexity testing, which is managed by California Laboratory Field Services (“CA LFS”). To renew this certificate, the facility is subject to survey and inspection every two years. We also hold a certificate of accreditation from the College of American Pathologists (“CAP”), which sets standards that are higher than those contained in the CLIA regulations. CAP is an independent, non-governmental organization of board-certified pathologists that accredits laboratories nationwide on a voluntary basis. Because CAP has deemed status with CA LFS, biennial inspections will be performed by teams formed by CAP. Sanctions for failure to comply with CAP or CLIA requirements, including proficiency testing violations, may include suspension, revocation, or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as the imposition of significant fines or criminal penalties. In addition, our Irvine facility is subject to regulation under state laws and regulations governing laboratory licensure. Two states, one of which is New York, have enacted state licensure laws that are more stringent than the CLIA. Failure to maintain CLIA certification, CAP accreditation, or required state licenses could have a material adverse effect on the sales of our tests and results of operations. The Irvine facility receives samples from all 50 U.S. states and certain provinces in Canada. Each state maintains independent licensure, registration, or certification procedures with which the facility must maintain compliance in order to receive and test samples from that location.

Maintaining compliance with the myriad of governmental requirements is time and resource intensive, and failure to maintain compliance could result in sanctions.

We rely on a limited number of third-party suppliers for services and items used in the production and operation of our testing solutions, and some of those services and items are supplied from a single source. Disruption of the supply chain, unavailability of third-party services required for the performance of the tests, modifications of certain items or failure to achieve economies of scale could have a material adverse effect on us.

In connection with our role as a CLIA-certified provider of laboratory services, we assist healthcare providers with certain logistics related to the collection and return of samples for testing. Providing our ConfirmMDx and SelectMDx tests require customized components and services that are currently available from a limited number of sources. Most of these components and services are sourced externally from approximately 40 external suppliers. Many of the consumable supplies and reagents used as raw materials in our testing process are procured from a limited number of suppliers, some of which are single source. In addition, we rely on a limited number of suppliers, or in some cases a single supplier (for example, for the automation of our deparaffination steps for our ConfirmMDx test), for certain equipment with which we perform testing services. If we have to switch to a replacement supplier for any of these items that are sub-components or for certain services required for the performance of our tests, or if we have to commence our own manufacturing to satisfy market demand, we may face additional delays. For example, in the past, a supplier has delivered critical non-conforming components that failed our acceptance testing, requiring us to audit the supplier and assist the supplier in improving our internal quality processes. In addition, third party suppliers may be subject to circumstances which impact their ability to supply, including enforcement action by regulatory authorities, natural disasters (e.g., hurricanes, earthquakes, disease and terrorism), epidemics (e.g., the ongoing COVID-19 pandemic), industrial action (e.g., strikes), financial difficulties including insolvency, among a variety of other internal or external factors. Any such supply disruptions could in turn result in service disruptions for an extended period of time, which could delay completion of our clinical studies or commercialization activities and prevent us from achieving or maintaining profitability. While we were able to qualify alternative suppliers to address COVID-19 related disruptions, in the future alternative suppliers may be unavailable, may be unwilling to supply, may not have the necessary regulatory approvals, or may not have in place an adequate quality management systems. Furthermore, modifications to a service or items or inclusions of certain services or items made by a third-party supplier could require new approvals from the relevant regulatory authorities before the modified service or item may be used, for example any modifications to the assembly and packaging of items for our testing services supplied to healthcare providers. While we have not experienced any material supply chain disruptions to date, if we were to experience such disruptions, whether as a result of the COVID-19 pandemic or otherwise, this could have an immediate impact on revenues if it related to the ConfirmMDx test, and the impact could be material depending on the length of the supply disruption.

Failures in our information technology, telecommunications or other systems could significantly disrupt our operations.

We use information technology and telecommunications systems across virtually all aspects of our business, including laboratory testing, sales, billing, customer service, logistics and management of data, including patient information. Our information technology, telecommunications and other systems, are vulnerable to damage and failure, computer viruses, acts of God and physical or electronic break-ins. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telecommunications systems, sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner or that cause us to lose patient information could adversely affect our business, results of operations and financial condition.

Although we maintain cyber liability insurance which we believe to be appropriate and adequate, the levels and terms of coverage may not be adequate to compensate us for losses that may arise from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Security breaches or loss of data may harm our reputation, expose us to liability and adversely affect our business.

If we experience any security breaches or loss of data or if we fail to comply with data protection laws and regulations, we could be subject to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity, which could negatively affect our results of operations and business.

We face four primary risks relative to protecting sensitive and critical personally identifiable information, intellectual property or other proprietary business information about our customers, payors, recipients and collaboration partners, including test results: (1) loss of access risk, (2) inappropriate disclosure or access risk, (3) inappropriate modification risk, and (4) the risk of being unable to identify and audit controls over the first three risks. While we devote significant resources to protecting such information, the measures we introduce may not be sufficient to guard against security breaches, the loss or misappropriation of data, privacy violations or the failure to implement satisfactory remedial measures, which could in turn disrupt operations and lead to reputational damage, regulatory penalties and other material financial losses.

Furthermore, we are subject to privacy and data security laws and regulations at the state, federal and international level. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., section 5 of the Federal Trade Commission Act), govern the collection, use, disclosure, and protection of health-related and other personal information. Failure to comply with data protection laws and regulations could result in (1) government enforcement actions and potential liability thereunder (potentially including civil and/or criminal penalties), (2) private litigation, and/or (3) adverse publicity that could negatively affect our operations and/or business. In addition, we obtain health information from third parties (e.g., healthcare providers) and are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”). These laws contain significant fines and other penalties for wrongful use or disclosure of protected data. For example, HIPAA violations can result in civil and criminal penalties.

We expect to make significant investments to research and develop new tests, which may not be successful.

We are seeking to improve the performance of our SelectMDx and ConfirmMDx tests and to develop a pipeline for future products and services. Developing new or improved diagnostic tests is a speculative and risky endeavor. Candidate products and services that may initially show promise may fail to achieve the desired results in larger clinical validation studies or may not achieve acceptable levels of clinical accuracy. Results from early studies or trials are not necessarily predictive of future clinical validation or clinical trial results, and interim results of a validation study or trial are not necessarily indicative of final results. From time to time, we may publicly disclose then-available data from clinical validation studies before completion, and the results and related findings and conclusions may be subject to change following the final analysis of the data related to the particular study. As a result, such data should be viewed with caution until the final data are available. Additionally, such data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment and/or follow-up continues and more patient data become available. Significant differences between initial or interim data and final data from either our clinical validation studies or clinical trials could significantly alter our plans to proceed with additional studies or trials, and harm our reputation and business prospects. If we determine that any of our current or future development programs is unlikely to succeed, we may abandon it without any return on our investment into the program. We may need to raise additional capital to bring any new products or services to market, which may not be available on acceptable terms, if at all.

Our research and development efforts will be hindered if we are not able to obtain samples, contract with third parties for access to samples or complete timely enrollment in future clinical trials.

Access to human sample types, such as blood, tissue, stool, or urine is necessary for our research and product development. Acquiring samples from individuals with clinical diagnoses or associated clinical outcomes through purchase or clinical studies is necessary. Lack of available samples can delay development timelines and increase costs of development. Generally, the agreements under which we gain access to human samples are non-exclusive. Other companies may compete with us for access. Additionally, the process of negotiating access to samples can be lengthy and it may involve numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval and patient informed consent, privacy rights, publication rights, intellectual property ownership and research parameters. If we are not able to negotiate access to clinical samples with research institutions, hospitals, clinical partners, pharmaceutical companies, or companies developing therapeutics on a timely basis, or at all, or if other laboratories or our competitors secure access to these samples before us, our ability to research, develop and commercialize future products will be limited or delayed. Finally, we may not be able to conduct or complete clinical trials on a timely basis if we are not able to enroll sufficient numbers of patients in such trials, and our failure to do so could have an adverse effect on our research and development and product commercialization efforts.

Risks Related to Regulation of Our Business

Failure to comply with governmental payor regulations could result in us being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would adversely affect our business.

Failure to comply with applicable Medicare, Medicaid and other governmental payor rules could result in us being excluded from participation in one or more governmental payor programs, returning funds already paid, civil monetary penalties, criminal penalties and/or limitations on the operational function of our laboratories. Additionally, with the recent implementation by CMS of a comprehensive oversight regime that consolidates program integrity powers into a single UPIC, audit and investigatory activity into potential billing fraud, waste and abuse in the industry has increased. These changes have adversely affected and may in the future adversely affect coverage and reimbursement for laboratory services, including the molecular diagnostics testing services we provide. If we were unable to receive reimbursement under a governmental payor program, this would have a severe impact on our revenues, given the importance of reimbursement under these programs in our revenue base.

We conduct business in a heavily regulated industry, and changes in, or violations of, applicable regulations may, directly or indirectly, adversely affect our operational results and financial condition, which could harm our business.

Our business operations and activities may be subject to a range of local, state, federal, and international healthcare laws and regulations, including investigatory and program integrity audits and other oversight federal and state health care programs. These laws and regulations currently include, among others:

•      CLIA (which requires laboratories to obtain certification from the federal government) and state laboratory licensure laws;

•      Federal Trade Commission standards regarding advertising and business practices;

•      FDA laws and regulations;

•      HIPAA (which imposes comprehensive federal standards with respect to the privacy and security of protected health information, and requirements for the use of certain standardized electronic transactions), and the amendments to HIPAA under HITECH (which strengthened and expanded HIPAA privacy and security compliance requirements, increased penalties for violators, extended enforcement authority to state attorneys general and imposed requirements for breach notification);

•      state laws regulating genetic testing and the privacy protection of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;

•      the federal Anti-Kickback Statute (which prohibits knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program) and parallel state anti-kickback laws (which contain similar prohibitions on remuneration between referral sources, although these state laws are not always limited in application to items or services reimbursable by federal or state health care programs);

•      the federal False Claims Act (which imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government or the improper retention of identified overpayments or other financial obligations to the federal government) and parallel state false claims acts (which contain similar prohibition on presenting false or fraudulent claims, although these state may extend to items or services by any third-party payor, including commercial insurers);

•      the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transferring of remuneration to a Medicare or state health care program (e.g., Medicaid) beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

•      the federal physician self-referral law, commonly known as the “Stark Law,” which prohibits a physician from making a referral to an entity for certain “designated health services” (“DHS”) payable by Medicare if the physician, or an immediate family member of the physician, has a financial relationship with that entity, unless an exception applies. The Stark Law further prohibits the entity from billing the Medicare program for DHS furnished pursuant to a prohibited referral. In addition, the Stark Law, through the addition of section 1903(s) to the Social Security Act, prohibits the federal government from making federal financial participation payments to state Medicaid programs for DHS furnished as a result of a referral that would violate the Stark Law if Medicare “covered the service to the same extent and under the same conditions” as the state Medicaid Program. The U.S. Department of Justice (“DOJ”) and several state agencies have successfully argued that Section 1903(s) expands the Stark Law to Medicaid-covered claims, even absent a separate state self-referral law prohibiting the same conduct;

•      other federal and state fraud and abuse laws, including (i) the state anti-kickback laws described above, (ii) the state physician self-referral laws, and (iii) the state false claims acts described above;

•      Section 216 of the Protecting Access to Medicare Act of 2014, which requires applicable laboratories to report commercial payor data in a timely and accurate manner beginning in 2017 and every three years thereafter (and in some cases annually);

•      Federal and state laws that impose reporting and other compliance-related requirements; and

•      similar foreign laws and regulations that apply to us in the countries in which we operate.

In addition, in October 2018, the Eliminating Kickbacks in Recovery Act of 2018 (“EKRA”), was enacted by the U.S. Congress as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. EKRA is an all-payor anti-kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. Although it appears that EKRA was intended to reach patient brokering and similar arrangements to induce patronage of substance use recovery and treatment, the language in EKRA is broadly written. Further, certain of EKRA’s exceptions, such as the exception applicable to relationships with employees that effectively prohibits incentive compensation, are inconsistent with the federal anti-kickback statute and regulations, which permit payment of employee incentive compensation, a practice that is common in the industry. Significantly, EKRA permits the U.S. Department of Justice to issue regulations clarifying EKRA’s exceptions or adding additional exceptions, but such regulations have not yet been issued. Laboratory industry stakeholders are reportedly seeking clarification regarding EKRA’s scope and/or amendments to its language.

Our business practices, in operating a U.S. clinical laboratory, may face heightened scrutiny from U.S. government enforcement agencies such as the DOJ, the HHS Office of Inspector General (“OIG”), and CMS. The OIG has issued fraud alerts in recent years that identify certain arrangements between clinical laboratories and referring physicians as implicating the federal Anti-Kickback Statute. The OIG has stated that it is particularly concerned about these types of arrangements because the choice of laboratory, as well as the decision to order laboratory tests, typically are made or strongly influenced by the physician, with little or no input from the patient. Moreover, the provision of payments or other items of value by a clinical laboratory to a referring physician could be prohibited under the Stark Law, unless the arrangement meets all criteria of an applicable exception. The government has actively enforced these laws against clinical laboratories in recent years.

These U.S. laws and regulations are complex and are subject to interpretation by the U.S. courts and government agencies. Our failure to comply with such laws and regulations could lead to significant civil or criminal penalties, exclusion from participation in state and federal health care programs, individual imprisonment, disgorgement of profits, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law, curtailment or restructuring of our operations, or prohibitions or restrictions on our laboratories’ ability to provide or receive payment for our services, any of which could adversely affect our ability to operate our business and pursue our strategy. Even where we are able to successfully defend against any such claims, any potential audit, enforcement action, or litigation would involve substantial internal and external resources, detract from our executives’ day to day responsibilities, and result in legal expenditures, all of which could materially adversely affect our results of operations. While we believe that we are in material compliance with all applicable laws and regulations, there remains a risk that one or more government agencies could take a contrary position, or that a private party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payors.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the rules and regulations of the CMS, FDA, and other federal and state government agencies as well as comparable foreign regulatory authorities; provide true, complete and accurate information to such regulatory authorities; comply with manufacturing and clinical laboratory standards; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices, as well as off-label product promotion. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of participant recruitment for clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics and provide compliance training to our workforce members upon onboarding and annually thereafter, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Even if it is later determined after an action is instituted against us that we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions, and have to divert significant management resources from other matters.

Our expansion of our business beyond the United States has resulted in additional regulatory requirements with which we must comply.

Our expansion of our business outside of the United States increases the potential of violating foreign laws similar to those described above under “ — We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, adversely affect our results of operations and financial condition and harm our business”. In order to market our tests in other countries, we may be required to obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The European Union/European Economic Area (the “EU/EEA”), requires a CE conformity mark in order to market medical devices. Many other countries accept CE or FDA clearance or approval, although others, require separate regulatory filings. Further, the advertising and promotion of our products in the EEA is subject to the laws of individual EEA Member States implementing the EU Medical Devices Directives including Directive 98/79/EC on Invitro Diagnostic Medical Devices, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State laws governing the advertising and promotion of medical devices. Going forward, CE marking will be pursuant to Regulation 2017/745 (the “Medical Devices Regulation” or “MDR”) and Regulation 2017/746 (the “Invitro Diagnostic Medical Devices Regulation” or “IVDR”), which were passed by the European Parliament on April 5, 2017 and will become applicable from 26 May 2021 (previously 26 May 2020) for the MDR and from May 26, 2022 for the IVDR. The Medical Devices Regulation and the Invitro Diagnostic Medical Devices Regulation contain further obligations for medical devices and invitro diagnostic medical devices with which we will be required to comply as applicable. These new laws are generally stricter than the requirements previously in place and contain increased evidence requirements for CE marking. They may limit or restrict the advertising and promotion of our tests to the general public and may impose limitations on promotional activities with healthcare professionals. The risk of being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even in case of successful defense against it, could result in significant legal expenses and divert management’s attention from the operation of our business. While our business is primarily based in the United States, these laws or regulations would not have an immediate material impact on our revenues. However, in the longer term, our prospects could be seriously harmed.

If the FDA were to take the position that our tests are not within the scope of its policy on enforcement discretion for laboratory-developed tests, or Congress or FDA were otherwise to begin requiring approval or clearance of our tests, responding to such a development could lead to a halt in the commercial provision of our tests until we meet the requirements for premarket approval or clearance, enforcement action from FDA, and we could incur substantial costs and time delays associated with meeting FDA requirements for premarket clearance or approval.

Although we believe we are within the scope of the FDA’s policy on enforcement discretion for laboratory-developed tests, commercial availability of LDTs is subject to uncertainty given the FDA’s latitude in interpreting and applying its laws and policies. For example, although the FDA has historically exercised enforcement discretion over most LDTs, it does not consider tests to be subject to this enforcement discretion if they were or are designed or manufactured completely, or partly, outside of the laboratory that offers and uses them, or if they are offered “over-the-counter” (as opposed to being available to patients only when prescribed by a health care provider). Even for tests that appear to fall within FDA’s previously stated policy on enforcement discretion, the FDA may decide to regulate certain LDTs on a case-by-case basis at any time.

Furthermore, the laws and regulations governing the marketing of diagnostic products are evolving, extremely complex and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Pursuant to its authority under the federal Food, Drug, and Cosmetic Act (the “FDCA”), the FDA has jurisdiction over medical devices, including in vitro diagnostics and, therefore, potentially our clinical laboratory tests. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. Although the FDA has asserted that it has authority to regulate the development and use of LDTs, such as our and many other laboratories’ tests, as medical devices, it has generally exercised enforcement discretion and is not otherwise regulating most tests developed and performed within a single high complexity CLIA-certified laboratory.

Even though the ConfirmMDx and SelectMDx tests are commercialized in the United States as LDTs, they may in the future become subject to more onerous regulation by the FDA. For example, the FDA may disagree with the assessment that the tests fall within the definition of an LDT and seek to regulate them as medical devices. The FDA has, for over the past decade, been introducing proposals to end enforcement discretion and to bring LDTs clearly under existing FDA regulatory frameworks and the U.S. Congress has recently been working on legislation to create an LDT and in vitro diagnostic regulatory framework that would be separate and distinct from the existing medical device regulatory framework. On March 5, 2020, U.S. Representatives Diana DeGette (D-CO) and Dr. Larry Bucshon (R-IN) formally introduced the Verifying Accurate, Leading-edge IVCT Development Act (“VALID Act”) in the House and an identical version of the bill was introduced in the U.S. Senate by Senators Michael Bennet (D-CO) and Richard Burr (R-NC). As anticipated from a discussion draft of the legislation released for or stakeholder comment in December 2018, the VALID Act would codify into law the term “in vitro clinical test” (“IVCT”) to create a new medical product category separate from medical devices that would include products currently regulated as in vitro diagnostics as well as LDTs, and bring all such products within the scope of FDA’s oversight. Furthermore, in May 2021, Senator Rand Paul (R-KY) introduced the Verified Innovative Testing in American Laboratories Act of 2021 (“VITAL Act of 2021”) which if ultimately enacted would clarify that CMS, and not the FDA, is permitted to regulate LDTs and also require CMS to hold a public meeting to solicit recommendations on updating existing CLIA regulations related to clinical laboratories. It is unclear whether the VALID Act or the VITAL Act of 2021 It is unclear whether the VALID Act or the VITAL Act of 2021 would be passed by Congress in its current form or signed into law by the President.

If the FDA begins to enforce its medical device requirements for LDTs, or if the FDA disagrees with our assessment that our ConfirmMDx and SelectMDx tests are LDTs, our company and these tests could for the first time be subject to a variety of regulatory requirements, including registration and listing, medical device reporting, and adherence to good manufacturing practices under the quality system regulations, and we could be required to obtain premarket clearance or approval for these existing tests and any new tests we may develop, which may force us to cease or delay marketing our tests until the required clearance or approval are obtained. The premarket review process for diagnostic products can be lengthy, expensive, time-consuming, and unpredictable. Further, obtaining premarket clearance or approval may involve, among other things, successfully completing clinical trials. Clinical trials require significant time and cash resources and are subject to a high degree of risk, including risks of experiencing delays, failing to complete the trial or obtaining unexpected or negative results. If we are required to obtain premarket clearance or approval and/or conduct premarket clinical trials, development costs could significantly increase, the introduction of any new tests under development may be delayed, and sales of ConfirmMDx and SelectMDx could be interrupted or stopped. Any of these outcomes could reduce revenues or increase costs and materially adversely affect our business, prospects, results of operations, or financial condition. Moreover, any cleared or approved labelling claims may not be consistent with current claims or be adequate to support continued adoption of and reimbursement for our tests. For instance, if FDA requires that ConfirmMDx or SelectMDx be labelled as investigational, or if the labelling claims the FDA allows are limited, order levels may decline and reimbursement may be adversely affected. If after commercialization under the LDT framework our tests are allowed to remain on the market but there is uncertainty about the regulatory status of our tests, including questions that may be raised if competitors object to our regulatory positioning as an LDT, we may encounter ongoing regulatory and legal challenges and related costs. Such challenges or related developments (for example if the labeling claims the FDA allows us to make are more limited than the claims we currently plan to make) may impact our commercialization efforts as orders or reimbursement may be less than anticipated. As a result, we could experience significantly increased development costs and a delay in generating additional revenue. Until the FDA finalizes its regulatory position regarding LDTs, or federal legislation is passed concerning regulation of LDTs, it is unknown how the FDA may regulate our tests in the future and what testing and data may be required to support any required clearance or approval as an medical device or an “in vitro clinical test” (as that category is being defined in the VALID Act, as introduced).

The requirement of premarket review could negatively affect our business until such review is completed and regulatory clearance or approval is obtained. The FDA could require that sales of ConfirmMDx and SelectMDx be halted pending premarket clearance or approval. In December 2018 the FDA Commissioner and the Director of the Center for Devices and Radiological Health (CDRH) expressed significant concerns regarding disparities between some LDTs and in vitro diagnostics that have been reviewed and cleared or approved by FDA. If the FDA were to determine that our tests are not within the policy for LDTs for any reason, including new rules, policies, or guidance, or due to changes in statute, our tests may become subject to FDA requirements, including premarket review. If required, the regulatory marketing authorization process may involve, among other things, successfully completing additional clinical trials and submitting a premarket clearance (510(k)) submission or filing a de novo or premarket approval application with the FDA. If premarket review and authorization is required by the FDA, we may need to incur additional expenses or require additional time to seek it, or we may be unable to satisfy FDA standards, and our tests may not be cleared or approved on a timely basis, if at all, and the labeling claims permitted by the FDA may not be consistent with our currently planned claims or adequate to support adoption of and reimbursement for our tests. If the FDA requires any form of premarket review, the ConfirmMDx and SelectMDx tests may not be cleared or approved on a timely basis, if at all. We may also decide voluntarily to pursue FDA premarket review and authorization of the ConfirmMDx and SelectMDx tests if it appears that doing so would be appropriate.

In addition, we believe that the sample collection kits provided by us for collection and transport of specimens from a health care provider to our Irvine, California clinical laboratory are considered a Class I medical devices subject to the FDA’s general device controls but exempt from premarket review. However, the FDA could assert the specimen collection kits are non-exempt or Class II devices, which would subject them to premarket clearance or approval processes, which could be time-consuming and expensive.

Failure to comply with any applicable FDA requirements could trigger a range of enforcement actions by the FDA, including warning letters, civil monetary penalties, injunctions, criminal prosecution, recall or seizure, operating restrictions, partial suspension or total shutdown of operations and denial of or challenges to applications for clearance or approval, as well as significant adverse publicity.

Our operating results could be materially adversely affected by unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or forfeiture of our tax assets.

We are subject to laws and regulations on tax levies and other charges or contributions in different countries, including transfer pricing and tax regulations for the compensation of personnel and third parties. Our tax structure involves several transfers and transfer price determinations between our parent company and our subsidiaries or other affiliates. Our effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically. An increase of the effective tax rates could have an adverse effect on our business, financial position, results of operations and cash flows.

The net operating loss (“NOL”) carry forwards of our corporate subsidiaries may be unavailable to offset future taxable income because of restrictions under U.S. tax law. As of December 31, 2020, consolidated net tax losses amounted to $276.2 million. Our NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law, and therefore could expire unused. We consider that it is highly likely that we will be unable to use at least a portion of these NOLs, in light of our continued losses. Under tax legislation commonly referred to as the Tax Cuts and Jobs Act (“TCJA”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), our federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely and NOLs arising in taxable years beginning after December 31, 2017 and before 1 January 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, under the TCJA, as modified by the CARES Act, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the TCJA, as modified by the CARES Act.

In addition, under sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change NOLs and certain other pre-change tax attributes to offset post-change income and taxes may be limited. Similar rules may apply under state tax laws. Our existing NOLs and other certain tax attributes may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with, or we undergo an ownership change following, this offering, our ability to utilize NOLs and such other tax attributes could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. We have not conducted any studies to determine annual limitations, if any, that could result from such changes in the ownership. Our ability to utilize those NOLs and certain other tax attributes could be limited by an “ownership change” as described above and consequently, we may not be able to utilize a material portion of our NOLs and certain other tax attributes, which could have a material adverse effect on our cash flows and results of operations by effectively increasing our future tax obligations.

Also under Belgian tax law, certain restrictions regarding the use of Belgian tax losses carried forward apply and these losses may also be forfeited upon certain changes of control over Belgian corporate taxpayers. As a Coronavirus measure, some limited tax loss carried back mechanism was introduced in Belgian tax law.

Given that we have historically generated operating losses, any change in our ability to use NOLs could have a severe impact on us if and when we become profitable. As of December 31, 2020, we had an accumulated deficit of $215.3 million and for the year ended December 31, 2020, we had a net loss of $28.7 million.

Risks Related to the Offering and the ADSs

Investors in the offering will experience immediate and substantial dilution in the book value of their investment.

The initial offering price of the ADSs in the offering is substantially higher than the pro forma net tangible book value per ADS before giving effect to the offering. Accordingly, if you invest in the ADSs in the offering, you will incur immediate substantial dilution of $            per ADS, based on an assumed initial offering price of $            per ADS, which was the U.S. dollar equivalent of the last reported sale price of our ordinary shares on Euronext Brussels on             , 2021, adjusted to reflect the ADS-to-ordinary share ratio, and our pro forma net tangible book value as of June 30, 2021. Furthermore, if the underwriters exercise their option to purchase additional ADSs, or if the board authorizes the issue of additional ADSs, warrants or convertible securities are issued and subsequently exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after the offering. See “Dilution.”

There has been no prior market for the ADSs on a U.S. securities exchange and an active and liquid market for the securities may fail to develop, which could harm the market price of the ADSs.

Prior to the offering, while our ordinary shares have been traded on Euronext Brussels since 2006, there has been no public market on a U.S. securities exchange for the ADSs.

Although we have applied to list the ADSs on the Nasdaq Capital Market, an active trading market for the ADSs may never develop or be sustained following the Offering. The Offering Price may not be indicative of the market price of the ADSs or after the offering. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell.

Following the offering and after the ADSs begin trading on the Nasdaq Capital Market, our ordinary shares will continue to be admitted to trading on Euronext Brussels. We cannot predict the effect of this dual listing on the value of the ADSs. However, the dual listing of the ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs.

The dual listing of our ordinary shares and ADSs following the U.S. offering may adversely affect the liquidity and value of the ADSs.

Following the offering and after the ADSs begin trading on the Nasdaq Capital Market, our ordinary shares will continue to be listed on Euronext Brussels. Trading in these markets will take place in different currencies (U.S. dollars on the Nasdaq Capital Market and EUR on Euronext Brussels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Belgium). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on Euronext Brussels could cause a decrease in the trading price of the ADSs on the Nasdaq Capital Market. Investors could seek to sell or buy our ordinary shares or ADSs to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and the securities available for trading on the other exchange. However, the dual listing of the ordinary shares and ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.

The trading price of our ordinary shares and ADSs may be volatile due to factors beyond our control, and purchasers of the ADSs could incur substantial losses.

The market prices of the ADSs and ordinary shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs or shares at or above the price originally paid for the security. The market price for the ADSs may be influenced by many factors, including:

•      actual or anticipated fluctuations in our financial condition and operating results;

•      the release of new data from our PRIORITY or other clinical trials;

•      actual or anticipated changes in our growth rate relative to our competitors;

•      competition from existing products or new products that may emerge;

•      announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•      failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•      issuance of new or updated research or reports by securities analysts;

•      fluctuations in the valuation of companies perceived by investors to be comparable to us;

•      currency fluctuations;

•      additions or departures of key management or scientific personnel;

•      disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•      changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•      announcement or expectation of additional debt or equity financing efforts;

•      uncertainty caused by and the unprecedented nature of the current COVID-19 pandemic;

•      issuances or sales of the ADSs by us, our insiders or our other holders; and

•      general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the trading market for ADSs.

We have broad discretion over the use of the net proceeds from the offering and may use them in ways with which you do not agree and in ways that may not enhance our operating results or the price of the ADSs.

Our board of directors and executive management will have broad discretion over the application of the net proceeds that we receive from the offering. We may spend or invest these proceeds in ways with which our shareholders disagree or that do not yield a favorable return, if at all. We intend to use the net proceeds from the offering, together with our existing cash resources as described in “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. Failure by our management to apply these funds effectively could harm our business, results of operations, cash flows, financial condition and/or prospects. Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income or that loses value.

Certain of our significant shareholders may have different interests from us and may be able to control us, including the outcome of shareholder votes.

Before this offering, (i) MVM Partners LLP beneficially owns approximately            % of our ordinary shares and has one representative at board level (Dr. Eric Bednarski), (ii) Biovest NV beneficially owns approximately            % of our ordinary shares and has one representative at board level (Rudi Mariën), (iii) Valiance Asset Management beneficially owns approximately            % of our ordinary shares and has one representative at board level (Jan Pensaert). (iv) Soleus Capital Management Limited, L.P. beneficially owns approximately            % of our ordinary shares and (v) Scorpiaux BV beneficially owns approximately            % of our ordinary shares. In addition as long as two of MVM Partners LLP’s funds (MVM V LP and MVM GP (No.5) LP) hold in aggregate 5% of our company’s outstanding shares, they are entitled to have one observer at board level (see “Certain Relationships and Related Transactions — MVM Subscription Agreement”). As a result, these shareholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our articles of association and approval of certain significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management, in each case, which other shareholders might find favorable, and will make the approval of certain transactions difficult or impossible without the support of these significant shareholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and their trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or only limited securities or industry analysts cover our company, the trading price for the ADSs could be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes inaccurate or unfavorable research about our business, the price of ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for ADSs could decrease, which could cause the price of the ADSs or their trading volume to decline.

We intend to retain all available funds and any future earnings and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

We have never declared or paid any cash dividends on our ordinary shares or ADSs, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. In addition, our loan agreement with Kreos Capital limits our ability to pay any such dividends. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in their value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors have purchased them. Investors seeking cash dividends should not purchase the ADSs.

In addition, if we choose to pay dividends in the future, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. Any dividends will generally be subject to Belgian withholding tax. See “Taxation — Material Belgian Income Tax Consequences” for a more detailed description of Belgian taxes on dividends. These factors could harm the value of the ADSs.

Investors should be aware that the rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

We are, and will upon the consummation of the offering be, a Belgian public company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Belgium. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Belgian law to consider the interests of our company, its shareholders, its employees, and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See “Description of Share Capital and Articles of Association.”

Future sales, or the perception of future sales, of a substantial number of our ordinary shares could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders.

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. Following the completion of the offering, based on the number of shares outstanding as of            , we will have            shares outstanding (including shares underlying the ADSs and assuming no exercise of the underwriters’ option to purchase additional ADSs). This includes the ADSs offered in the offering, which may be resold in the public market immediately without restriction, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, which may be resold only if registered under the Securities Act or in accordance with the requirements of Rule 144 or another applicable exemption from the registration requirements of the Securities Act. Ordinary shares and ADSs held by our directors, executive officers and certain shareholders will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. If, after the period during which such lock-up agreements restrict sales of the our ordinary shares and ADSs or if the underwriters waive the restrictions set forth therein (which may occur at any time), one or more of these securityholders sell substantial amounts of ordinary shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If we issue ordinary shares in future financings, shareholders may experience dilution and, as a result, the price of the ADSs may decline.

We may from time to time issue additional ordinary shares at a discount from the trading price of the ADSs. As a result, holders of the ADSs would experience immediate dilution upon the issuance of any of our ordinary shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preference shares or shares. If we issue ordinary shares or other equity or equity-linked securities, holders of ADSs would experience additional dilution and, as a result, the price or the ADSs may decline.

It may be difficult for investors outside Belgium to serve process on, or enforce foreign judgments against, us or our directors and senior management.

We are a Belgian public limited liability company. Less than a majority of the members of our board of directors and members of our executive management team are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium.

The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:

•      the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

•      the judgment did not violate the rights of the defendant;

•      the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

•      the judgment is not subject to further recourse under U.S. law;

•      the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be recognized in Belgium;

•      the claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;

•      the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•      the U.S. court did not accept its jurisdiction solely on the basis of the presence of the plaintiff or the location of goods not direct linked to the dispute in the United States;

•      the judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties;

•      the judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court;

•      if the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation (EC Regulation No. 1346/2000 of May 29, 2000) or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment; and

•      the judgment submitted to the Belgian court is authentic under the laws of the state where the judgment was issued; in case of a default judgment, it can be shown that under locally applicable laws the invitation to appear in court was properly served on the defendant; a document can be produced showing that the judgment is, under the rules of the state where it was issued, enforceable and was properly served on the defendant.

In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors or our executive management any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, the ADSs may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we will rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.

We qualify as a foreign private issuer and have applied to have the ADSs listed on Nasdaq. As a result, in accordance with the listing requirements of Nasdaq, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and semi-annual reports on our website pursuant to the rules of Euronext Brussels and expect to file such financial reports with the SEC, we will not be required to file periodic reports with the SEC as frequently or as promptly as U.S. public companies. Specifically, we will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

In addition, the Listing Rules of the Nasdaq Stock Market require a majority of the directors of a listed U.S. company to be independent, whereas in Belgium, only three directors need to be independent. The Listing Rules of the Nasdaq Stock Market further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on the nomination committee meet the technical requirements for independence under Belgian corporate law. At present, our audit committee is composed of three independent directors out of three members, whereas our nomination and remuneration committees are composed of two independent directors out of three members. Our board of directors has no plan to change the composition of our audit committee and nomination and remuneration committee, and we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Following the consummation of the offering, the determination of foreign private issuer status will be made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2022. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for instance more than 50% of our ordinary shares are owned by U.S. residents or persons and more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

U.S. Holders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of value of its assets (based on an average of the quarterly values of the assets during such taxable year) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. A separate determination must be made after the close of each fiscal year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value goodwill is generally treated as an active asset if it is associated with business activities that produce active income.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Taxation — Material U.S. Federal Income Tax Consequences”) holds ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ADSs regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Based on the current estimates, and expected future composition, of our income and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The determination of whether we are a PFIC is fact-intensive and the applicable law is subject to varying interpretation. There can be no assurance that the U.S. Internal Revenue Service, or IRS, will agree with our position or that the IRS will not successfully challenge our position including our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

A U.S. Holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we do not currently intend to provide the information necessary for U.S. Holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income (taxable at ordinary income rates) an amount reflecting any year end increase in the value of its ADSs. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see “Taxation — Material U.S. Federal Income Tax Consequences.”

The United States federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ADSs of a PFIC.

If a U.S. Holder is treated as owning at least 10% of our ordinary share capital, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below under “Taxation — Material U.S. Federal Income Tax Consequences”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our share capital, such U.S. Holder may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group currently includes at least one U.S. subsidiary, under current law, any of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A U.S. shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a U.S. shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in ADSs. See “Taxation — Material U.S. Federal Income Tax Consequences — U.S. Holders” for a more detailed discussion.

We will incur significant increased costs as a result of operating as a company that is publicly listed on both Nasdaq in the United States and Euronext Brussels in Belgium, and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company listed on Nasdaq, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act would require that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results. We currently make annual and semi-annual reporting with respect to our listing on Euronext Brussels.

Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Further, being a U.S. listed company and a Belgian public company with shares admitted to trading on Euronext Brussels impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.

As a result of becoming a U.S. public company, we will become subject to additional regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Pursuant to Section 404, our management will be required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2022. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years from the date of the offering.

The cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase expenses. If we fail to comply with the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to attest to the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, and the market price of the ADSs could decline. Failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial position, results and prospects may be adversely affected.

If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

Following the completion of this offering, we will be subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F after we become public. If we fail to implement and maintain adequate disclosure controls and procedures, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of the ADSs due to a loss of investor confidence in the reliability of our reporting processes.

In the future, we will be required to perform system and process evaluations and testing of our internal controls over financial reporting, to allow our management and our independent public registered accounting firm to report on the effectiveness of our internal control over financial reporting. In addition, our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense, expend significant management effort and we may need to hire additional accounting and financial staff with the appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. We cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

If we are unable to conclude that our internal controls are effective or if we have material weaknesses, investors could lose confidence in the accuracy or completeness of our reported financial information, which could have a negative effect on the trading price of ADSs.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We may be subject to securities litigation, which is expensive and could divert management’s attention.

The market price of the ADSs may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Investors resident in countries other than Belgium may suffer dilution if they are unable to participate in future preferential subscription rights offerings.

Under Belgian law and our constitutional documents, shareholders have a waivable and cancellable preferential subscription right to subscribe pro rata to their existing shareholdings to the issuance, against a contribution in cash, of new shares or other securities entitling the holder thereof to new shares, unless such rights are limited or cancelled by resolution of our general shareholders’ meeting or, if so authorized by a resolution of such meeting, our board of directors. The exercise of preferential subscription rights by certain shareholders not residing in Belgium (including those in the United States, Australia, Israel, Canada or Japan as a result of the offering and taking into account the current shareholding and international network of our current board of directors) may be restricted by applicable law, practice or other considerations, and such shareholders may not be entitled to exercise such rights, unless the rights and shares are registered or qualified for sale under the relevant legislation or regulatory framework. In particular, we may not be able to establish an exemption from registration under the U.S. Securities Act, and we are under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the U.S. Securities Act. Shareholders in jurisdictions outside Belgium who are not able or not permitted to exercise their preferential subscription rights in the event of a future preferential subscription rights, equity or other offering may suffer dilution of their shareholdings.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

ADS holders do not have the same rights as our shareholders. For example, ADS holders may not attend shareholders’ meetings or directly exercise the voting rights attaching to the ordinary shares underlying their ADSs. ADS holders may vote only by instructing the depositary to vote on their behalf. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, to vote or to have its agents vote the deposited ordinary shares as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so. Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested. In addition, ADS holders have no right to call a shareholders’ meeting.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs, which may be evidenced by American Depositary Receipts (“ADRs”), are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to a holder of ADSs’ right to cancel his or her ADSs and withdraw the underlying ordinary shares as specified in the deposit agreement. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, in connection with voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, a holder of ADSs may not be able to cancel his or her ADSs and withdraw the underlying ordinary shares when he or she owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders, including holders who acquire ADSs in the secondary market, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Takeover provisions in the national law of Belgium may make a takeover difficult.

Public takeover bids on our shares and other voting securities, such as warrants or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007 on public takeover bids, as amended and implemented by the Belgian Royal Decree of April 27, 2007, or Royal Decree, and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of our company. The Belgian Act of April 1, 2007 provides that a mandatory bid will be required to be launched for all of our outstanding shares and securities giving access to shares if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree. The mere fact of exceeding the relevant threshold through the acquisition of one or more shares will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligation to disclose important shareholdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements may be found principally under the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

•      our plans relating to commercializing our products and the rate and degree of market acceptance of our products;

•      the size of the market opportunity for our ConfirmMDx and SelectMDx tests and future tests we may develop;

•      our ability to achieve and maintain adequate levels of coverage or reimbursement for our ConfirmMDx and SelectMDx tests and any future products we may seek to commercialize;

•      our plans relating to the further development of products;

•      existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

•      timing, progress and results of our research and development programs;

•      the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements;

•      our expected use of proceeds of the offering;

•      our ability to attract and retain qualified employees and key personnel;

•      the scope of protection we are able to establish and maintain for intellectual property rights covering our products and technology;

•      our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•      cost associated with defending intellectual property infringement, product liability and other claims;

•      the impact on our business, financial condition and results of operations from the ongoing and global COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide; and

•      other risks and uncertainties, including those listed under the caption “Risk Factors.”

These statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents referenced in this prospectus and filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

BUSINESS

Overview

We are a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. Our novel prostate cancer genomic testing solutions, SelectMDx and ConfirmMDx, provide physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. Our unique approach combines advanced clinical modeling with genomic data to provide each patient with a personalized cancer risk profile, which provides more accurate and actionable information than standard risk factors (e.g., PSA, DRE, age) used by clinicians. Our lead products address men at risk for developing prostate cancer. In addition, we are actively developing testing solutions to help with the management of men diagnosed with prostate cancer, with the goal to provide our clients with a menu of tools spanning the continuum of prostate cancer diagnosis and care. Our team’s collective decades of experience in precision diagnostics and our portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports our active pipeline of new testing solutions for prostate and other urologic diseases.

Prostate cancer is presently the most common, and second deadliest, form of cancer in men. The broad adoption of PSA testing in the 1980s created a paradigm shift in men’s health, reducing the incidence of metastatic prostate cancers by more than 50%. However, widespread PSA testing also significantly increased the pool of symptomatic men, resulting in overdiagnosis, overtreatment, serious complications, and potential anxiety — triggering a retreat from standardized PSA screening — culminating with the U.S. Preventative Services Task Force’s (“USPSTF’s”) decision to recommend against all PSA screening in 2012. Following recommendations from clinicians and patient advocates together with building evidence of an uptick in metastatic prostate cancer incidence, the USPSTF softened its position in 2017, upgrading PSA screening for middle aged men. However, the USPSTF’s reversal left unresolved the clinical dilemma posed by the estimated pool of over ten million men living with an elevated PSA in the United States. Approximately 25 million PSA tests are performed each year, and over 15% of these reveal heightened PSA levels — leading to an estimated pool of over three million undiagnosed men informed each year of their heightened risk for prostate cancer based on elevated PSA test results and/or negative biopsy results. Other than repeated invasive needle biopsy procedures, these symptomatic men and their clinicians have limited tools to manage their cancer risk.

Our commercialized testing solutions directly address this challenge. Since the commercial launch of ConfirmMDx in 2012 and SelectMDx in 2016, we have performed over 200,000 tests ordered by more than 1,000 practicing urologists in the United States. SelectMDx for Prostate Cancer (a liquid biopsy test for men being considered for their first prostate biopsy) and ConfirmMDx for Prostate Cancer (an epigenetic test for men post-prostate biopsy), are designed to (i) improve the early detection of clinically significant prostate cancer in at-risk men and (ii) reduce the unnecessary costs and patient anxiety associated with the diagnosis and treatment of the disease. Both tests have been included in the NCCN Guideline for the Early Prostate Cancer Detection. Both tests have also successfully completed formal technical assessment review for Medicare reimbursement and have received either a final or draft local coverage determination.

Building from the foundation of our complementary marketed products, we are committed to sustained growth, with our core management principles defined by a commitment to focus, commercial execution and operating discipline throughout our organization. While MDxHealth is domiciled and listed as a public company in Belgium, our primary commercial focus is in the United States, where over 95% of our tests are performed and revenues are generated. Our leadership change in 2019 and coincident organizational and operational discipline implemented throughout the MDxHealth group of companies has further focused our commitment to U.S.-sourced growth, with our entire executive management team and over 90% of staff based in or reporting to our U.S. laboratory and headquarters in Irvine, California.

We have established a systematic approach to commercializing our precision diagnostic solutions in our target markets in the United States, focusing on active engagement, education and market development directed toward health care professionals and their patients. Our commercial team is focused on prioritizing large and high-volume community urology centers, and on building long-standing relationships with key physicians and practice groups who have strong connections to the population of men who may be eligible for our solutions. Our ultimate goal is to support physicians using our tests through all aspects of the patient’s journey, starting from initial diagnosis through to advanced prostate cancer management. We also seek to build on our long-term partnerships with key opinion leaders (“KOLs”) and patient associations that are oriented towards the needs of our patients and customers. Our sales and marketing organization is focused on building physician awareness of the clinical and economic benefits provided by ConfirmMDx and SelectMDx through education of urologists and their clinical staff as well as pathology and laboratory staff, targeted KOL development and training, and development of tools for our customers to interact with patients and consumers (doctor-to-consumer education).

We generated total revenue of $11.8 million, $18.5 million and $10.7 million for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2021, respectively. We also incurred net losses of $43.1 million, $28.7 million and $13.3 million for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2021, respectively.

Our Product Portfolio

Our commercial tests address a substantial unmet clinical need in the prostate cancer diagnostic and treatment pathway. According to the American Cancer Society, prostate cancer is the most common, and second deadliest, form of cancer in males in the United States. Prior to the emergence of precision diagnostic solutions, existing diagnostic tests were critically flawed, with high false negatives and false positives, leading to costly and invasive diagnostic protocols and attendant complications. Approximately 25 million PSA tests are performed each year, and over 15% of those reveal heightened levels of PSA. An elevated PSA level can be caused by many different sources, the majority of which are not cancer. Current clinical guidelines suggest that men with an elevated PSA should be considered for a prostate biopsy, so that a pathologist can visually inspect the sampled tissue to identify any sign of malignancy. However, 60% of biopsies are negative, not revealing any cancer, and as many as a third of these negative biopsies are false negatives, providing limited comfort to patients and their physicians that cancer was not missed. The relatively modest sensitivity and specificity of these current standard-of-care tests and procedures has led to increased patient anxiety, potentially unnecessary, invasive and costly interventions, and increased complications and hospitalizations.

Upon a determination that a patient’s PSA level is elevated or an abnormal digital rectal exam result, our SelectMDx test — which is a noninvasive urine test with 95% NPV — can be used to help physicians determine whether a costly, painful and complication-prone needle-core biopsy is advisable. For those men who proceed to a biopsy procedure, our ConfirmMDx test — which measures biomarker signals in the same biopsied tissue examined by the pathologist — provides additional information to physicians and increases the accuracy of the biopsy, with a 96% NPV.

Our Competitive Strengths

We believe we have the following competitive strengths which underpin our commercial execution success and will position us for sustainable growth:

•      Targeted Menu Improving Prostate Cancer Diagnosis and Treatment.    We offer a menu of tests that provide clinically actionable results for at-risk men who may or may not have prostate cancer. Collectively, SelectMDx and ConfirmMDx provide urologists with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures, improving health outcomes and significantly lowering costs to the healthcare system.

•      Strong Commercial Focus and Presence.    We aim to increase adoption of our two commercial tests by leveraging our direct sales force in the United States to continue to market and sell to our urology-focused network. We have significant experience in building effective commercial teams consisting of sales reps, strategic account managers, and clinical liaisons led by a management team with a track record of success. In addition, our payor and reimbursement, revenue cycle management and client services groups provide expert support for our field sales team as well as our patients and customer base. We believe we can leverage these groups to explore additional opportunities for growth based on this commercial channel. Outside the United States we will continue to evaluate distribution partners to drive adoption in markets where our menu is best suited.

•      Commercial Channel Advantage.    Building from the launch of our first commercial test in 2012, we have established MDxHealth as an industry leader in precision diagnostics for early prostate cancer detection. We intend to take advantage of our client relationships — urologists, pathologists, physicians assistants, nurses, office administrators — to support menu expansion and additional growth opportunities as appropriate and within our focus.

•      Compelling Reimbursement Strategy.    Adoption of our ConfirmMDx test has been supported by its LCD issued via the Palmetto GBA-administered MolDX Program in 2014, its inclusion in the NCCN guidelines in 2016 and the European Association of Urology (EAU) guidelines in 2018, as well as consistent expansion of coverage by commercial payors. We expect our SelectMDx test to follow the same progress path of payor coverage by both Medicare and commercial payors, based on inclusion of the test in the NCCN guidelines in 2020. There is no guarantee that SelectMDx will receive a final LCD and there can be no assurance that Medicare coverage and reimbursement will be granted or, if granted, that it will be maintained.

•      Robust and Reliable Technology.    We possess a proprietary intellectual property (“IP”) portfolio capable of advancing our diagnostic pathway in prostate cancer as well as high quality laboratory operations, including our CAP accredited, CLIA certified and New York State Department of Health (“NYSDOH”) approved molecular laboratory facility located at our U.S. headquarters in Irvine, California. We also have an extensive library of biomarkers which can be applied in additional urology and men’s health diagnostics.

•      Proven Leadership with Industry Expertise.    Our management team members have proven track records of execution and value creation across medical devices, diagnostics and biotech. We believe we have built a culture of performance, responsibility and accountability — from research and development, to sales and marketing, and operations and management, we are committed to building value for all of our stakeholders, including patients, customers, employees and shareholders.

Our Strategy

Our ultimate goal is to take a prostate cancer patient from positive screen all the way through the diagnostic and therapeutic pathway of prostate cancer. As such, we are focused on continuing to drive adoption of our SelectMDx and ConfirmMDx tests and expand our product offerings. The key elements of our strategy include:

•      Physician and Patient Education.    One important component of our efforts to successfully penetrate the urology market and promote clinical adoption of our SelectMDx and ConfirmMDx tests is to drive awareness of these tests. We educate physicians and patients through a variety of channels including by supporting clinical studies for the publication of peer reviewed journals and abstracts at key scientific conferences, forging relationships with the leading medical and scientific opinion leaders in urology, developing strategic partnerships with leading pathology laboratories with large urology client bases and via public relations and advertising campaigns.

•      Expand Test Menu.    We intend to build on our leadership in the prostate cancer diagnostic space by expanding our menu of tests beyond SelectMDx and ConfirmMDx. We are currently developing two additional products for the prostate cancer diagnostic and treatment pathway. Not all men diagnosed with localized prostate cancer benefit from intervention as some tumors are slow and non-life threatening. Our AS-MDx product is being developed to risk-stratify patients who may benefit from immediate intervention versus active surveillance. Patients under active surveillance are currently monitored by invasive and costly prostate biopsies. Our Monitor-MDx product is being developed to be a non-invasive alternative that risk stratifies patients for continued active surveillance versus intervention, which may also improve patient compliance with active surveillance protocols.

•      Expand Reimbursement.    An important component of our commercial strategy is to expand reimbursement for our SelectMDx and ConfirmMDx tests. Our ConfirmMDx test has been covered by a Medicare MoIDX LCD since 2014. Although our SelectMDx test is not currently covered by Medicare, in May 2021 a draft foundational LCD supporting the clinical utility of this test was issued by the MoIDX Program which, if finalized, is expected to support Medicare coverage of both SelectMDx and ConfirmMDx for qualified Medicare patients throughout the United States. There is no guarantee that SelectMDx will receive a final LCD and there can be no assurance that Medicare coverage and reimbursement will be granted or, if granted, that it will be maintained. Our managed care team continues to pursue adoption of positive coverage and reimbursement policies and contracts by other payors. We believe the clinical utility and actionability of our ConfirmMDx and SelectMDx tests, combined with our experience and knowledge of the complex coverage and reimbursement landscape in the United States, will enable us to expand coverage and reimbursement of ConfirmMDx and SelectMDx among the commercial payor market. We continue to build upon our successful strategy, supported by governmental and commercial coverage policies, as a foundation to secure additional contracts from major payors.

Market Opportunity

Among U.S. males, prostate cancer is the most diagnosed cancer and the second leading cause of cancer death. According to the American Cancer Society, in 2021, nearly 250,000 men are expected to be diagnosed with prostate cancer in the United States, with more than 33,000 dying from the disease.

There are currently significant challenges with diagnosing prostate cancer in the United States. Approximately 25 million PSA tests are performed each year, and over 15% of those reveal heightened levels of PSA. Current clinical guidelines suggest that men with an elevated PSA should be considered for a prostate biopsy, so that a pathologist can visually inspect the sampled tissue to identify any sign of malignancy. However, 60% of biopsies are negative, not revealing any cancer, and as many as a third of these negative biopsies are false negatives, providing limited comfort to patients and their physicians that cancer was not missed.

The relatively modest sensitivity and specificity of these current standard-of-care tests and procedures has led to increased patient anxiety, potentially unnecessary, invasive and costly interventions, and increased complications and hospitalizations. Our suite of commercial products addresses these issues, presenting a substantial market opportunity. Based on the estimated 3 million men annually that demonstrate an elevated PSA level, and assuming average revenue per test of $500, management estimates the addressable market in the United States for the SelectMDx test at approximately $1.5 billion. Based on the estimated 300,000 men annually that receive a negative biopsy result, and assuming average revenue per test of $1,600, management estimates the addressable market in the United States for the ConfirmMDx test at approximately $500 million.

Commercial Products

SelectMDx for Prostate Cancer liquid biopsy assay

The current standard for prostate cancer screening is the PSA blood test. Unfortunately, the PSA is not specific to clinically significant prostate cancer — it is more of an indicator of prostate health. There are many factors such as benign prostatic hyperplasia (“BPH”), inflammation, prostatitis and a naturally occurring enlarged prostate that can cause an elevated PSA. In men with an elevated PSA level between 3-10 ng/mL, only 25-40% of biopsies reveal cancer — and the majority of these identified cancers are indolent. Also, following a prostate biopsy procedure, around 18% of men suffer complications (blood in urine) and around 3% are hospitalized for infection (sepsis). SelectMDx helps physicians determine if a patient is at higher or lower risk for prostate cancer and which men can safely avoid biopsy.

SelectMDx is a non-invasive urine test that measures the expression of two mRNA cancer-related biomarkers (HOXC6 and DLX1). The test provides binary results that, when combined with the patient’s clinical risk factors, help the physician determine whether:

•      The patient may benefit from a biopsy and early prostate cancer detection; or

•      The patient can avoid a biopsy and return to routine screening.

Men identified by the test as having a high likelihood of clinically significant cancer can, upon biopsy, be diagnosed and treated sooner, while men identified at very low risk may avoid biopsy.

The following chart depicts the functioning of the SelectMDx test:

Guidelines Inclusion

SelectMDx has been included in the NCCN Prostate Cancer Early Detection guidelines since 2020. NCCN is a non-profit alliance of the 31 leading cancer centers in the United States. SelectMDx has also been included in the European Association of Urology (EAU) Prostate Cancer guidelines since 2018.

Clinical Validation Studies

The use of SelectMDx as a predictive test to identify men at low risk for aggressive prostate cancer has been well validated in both scientific and clinical studies.

Results from the clinical validation study for SelectMDx confirmed its superior performance compared to other commonly used biomarker tests and risk calculators. The test’s NPV of 95% in the validation study means that if the test identifies a very low risk, the physician and patient can be 95% sure that a subsequent biopsy will not detect Gleason score ≥7 prostate cancer, information that may provide a level of confidence needed to avoid a biopsy. The test has a very high predictive accuracy (AUC 0.85) for high-grade prostate cancer, which is significantly better than the PCPT risk calculator version 2.

There are twelve published studies assessing the SelectMDx test and which together demonstrate its analytical validity, clinical validity, clinical utility and positive health economic outcomes. These studies, all of which have been published in peer-reviewed publications, evaluated more than 4,500 patients in the aggregate.

The following is a summary that highlights key findings from some of these studies.

•      Analytical validity.    A study published in 2017 illustrated, in an independent laboratory, the performance characteristics and robustness of the SelectMDx mRNA assay, covering all aspects of analytical method validation including assay sensitivity, specificity, linearity, precision, repeatability and reproducibility using pre-specified acceptance criteria.

•      Clinical validity.    In a study published in 2019, the SelectMDx test demonstrated an NPV of 95%. Urine samples were collected from 1,955 men from The Netherlands, France and Germany prior to an initial prostate biopsy. SelectMDx molecular biomarker results were combined with other risk factors in a clinical model optimized to detect International Society of Urological Pathology Grade Group 2 or greater prostate cancer in men. Results in the validation cohort were compared with the independent PCPT risk calculator version 2. The full validation cohort of 916 men including all prostate specific antigen levels yielded an AUC of 0.85 with 93% sensitivity, 47% specificity and 95% negative predictive value. The Prostate Cancer Prevention Trial Risk Calculator (“PCPTRC”) AUC was 0.76. In the 715-patient validation cohort, limited to subjects with PSA less than 10 ng/ml, the AUC was 0.82 with 89% sensitivity, 53% specificity and 95% negative predictive value. The PCPTRC AUC was 0.70.

•      Clinical utility.    In a 2019 study, SelectMDx had a significant impact on initial prostate biopsy decision-making in a U.S. community urology setting. Biopsy rates in SelectMDx positive men were 5-fold higher than in SelectMDx negatives.

•     Health economic outcomes.    A 2018 study demonstrated that routine use of the SelectMDx test to guide biopsy decision making improved health outcomes and significantly lowered costs in American men at risk for prostate cancer. Compared to the current standard of care, SelectMDx implementation would result in an average of 0.045 quality-adjusted life years (“QALYs”) gained at a cost savings of 1,694 per patient. Assuming approximately 300,000 men are biopsied each year, this translates to an incremental 14,000 QALYs gained at cost savings of $500,000 annually.

ConfirmMDx for Prostate Cancer epigenetic assay

Approximately 30% of men with a cancer-negative prostate biopsy actually have cancer. Prostate cancer is difficult to diagnose because it is both heterogenous and multi-focal. The standard of care for diagnosing prostate cancer is a transrectal ultrasound guided biopsy. However, this procedure samples less than 1% of the entire gland, leaving men at risk for undetected prostate cancer.

ConfirmMDx is a well-validated epigenetic test that guides the detection of occult prostate cancer on a patient’s previously biopsied negative tissue. The test can help urologists determine a man’s risk for harboring clinically significant prostate cancer despite having a cancer-negative biopsy result, and it has a number of unique features/advantages.

For patients with an initial negative biopsy, few options are currently available to guide a urologist in determining whether or when an additional biopsy procedure is warranted. Fear of occult (hidden) prostate cancer leads to additional procedures, leading many men to receive multiple follow-up biopsy procedures to rule out the presence of cancer.

The ConfirmMDx test addresses prostate biopsy sampling concerns, helping urologists to:

•      “Rule-out” men from undergoing potentially unnecessary repeat biopsies and screening procedures, helping to reduce complications, patient anxiety and excessive healthcare expenses associated with these procedures; and

•      “Rule-in” high-risk men with a previous negative biopsy result who may be harboring undetected cancer (false negative biopsy result) and therefore may benefit from a repeat biopsy and potentially treatment.

For men with a negative biopsy, independently published clinical studies have shown that the ConfirmMDx test is the most significant, independent predictor of prostate biopsy outcomes relative to other available clinical factors such as age, PSA and DRE results. Incorporating ConfirmMDx into clinical practice can reduce the number of unnecessary repeat biopsies, yielding clinical and economic value for healthcare providers, patients and payors. ConfirmMDx can aid urologists with patient management decisions regarding the need for follow-up testing and procedures with the identification of low-risk patients testing negative for DNA hypermethylation.

The use of ConfirmMDx for prostate cancer detection using methylation-specific PCR (MSP) and cancer-associated epigenetic biomarkers to improve upon histopathology has been well validated in both scientific and clinical studies. DNA methylation, the most common and useful measure of epigenetic abnormality testing, is responsible for the silencing of key tumor suppressor genes. DNA methylation biomarkers associated with prostate cancer have been extensively evaluated.

GSTP1 is a widely studied and reported epigenetic biomarker associated with prostate cancer diagnosis, encoding the glutathione S-transferase Pi 1 (GSTP1) protein involved in detoxification, due to its high sensitivity and specificity. Complementing GSTP1, methylation of the APC and RASSF1 genes is frequently found in prostate cancer, and these markers have demonstrated a “field effect” aiding in the identification of biopsies with false-negative histopathological results.

The epigenetic field effect is a molecular mechanism whereby cells adjacent to cancer foci can contain DNA methylation changes, which may be indistinguishable by histopathology, but detectable by MSP testing. The presence of epigenetic field effects associated with prostate cancer has been widely published and is the basis of activity for the ConfirmMDx assay to aid in the detection of occult prostate cancer on previously biopsied, histopathologically negative tissue.

The following image depicts how the ConfirmMDx test identifies false-negative biopsies:

ConfirmMDx Field Effect

Guidelines Inclusion

ConfirmMDx has been included in the NCCN Prostate Cancer Early Detection guidelines since 2016. NCCN is a non-profit alliance of the 31 leading cancer centers in the United States. ConfirmMDx has also been included in the EAU Prostate Cancer guidelines since 2018.

ConfirmMDx Clinical Validation Studies

The use of ConfirmMDx for prostate cancer detection to improve upon histopathology has been well validated in both scientific and clinical studies.

There are more than 55 published studies on the genes and technology used in the ConfirmMDx test. Among these, studies demonstrating the analytical validity, clinical validity, clinical utility and positive health economic outcomes of the ConfirmMDx test evaluated more than 1,200 patients in the aggregate.

The following is a summary that highlights key findings from some of these studies.

•      Analytical validity.    A study published in 2012 illustrated the performance characteristics and robustness of the ConfirmMDx multiplex DNA methylation assay, covering the analytical method including assay sensitivity, specificity, linearity, precision, repeatability and reproducibility using pre-specified acceptance criteria.

•      Clinical validity.    The clinical validity of the ConfirmMDx test has been demonstrated in two large, blinded clinical validation studies published in 2013 and 2014, yielding a NPV of ~90% for all prostate cancer, which is significantly higher (p < 0.001) than that afforded by standard histopathology review, as well as a NPV of 96% for clinically significant prostate cancer. Further, when compared to all pertinent risk factors for prostate cancer detection (patient’s age, serum PSA level, digital rectal exam (DRE), histopathological findings on the previous cancer-negative biopsy and the epigenetic assay), ConfirmMDx was shown to be the most significant, independent predictor for prostate cancer in a repeat biopsy with an odds ratio of 3.24 (and a p-value < 0.001). An additional clinical validity study published in 2017 demonstrated that the ConfirmMDx test improved the identification of African American men at risk for aggressive cancer missed by a prostate biopsy, with accuracy equivalent to prior studies in predominantly Caucasian populations.

•      Clinical utility.    A 2014 study reported on the real-world use of the ConfirmMDx assay, demonstrating that the test impacts physician behavior. A very low rate of repeat biopsies (4.4%) was observed in the ConfirmMDx negative men, as compared to the expected 43% rate of repeat biopsy reported in a large population-based randomized trial sponsored by the National Cancer Institute.

•      Health economic outcomes.    In a study published in 2013, a budget impact model developed to evaluate the effect of the ConfirmMDx assay on healthcare spending demonstrated significant potential healthcare savings associated with the reduction of repeat biopsies and complications avoided. Under the study’s model, utilization of ConfirmMDx would bring approximately $500,000 in annual savings per 1 million covered patients.

Pipeline

We intend to build on our leadership in the urologic diagnostic space by expanding our menu of tests beyond SelectMDx and ConfirmMDx. We are currently developing two additional products for the prostate cancer diagnostic and treatment pathway. Not all men diagnosed with localized prostate cancer benefit from intervention as some tumors are slow growing and non-life threatening. Our AS-MDx product is being developed to risk-stratify patients who may benefit from immediate intervention versus active surveillance. Patients under active surveillance are currently monitored by invasive and costly prostate biopsies. Our Monitor-MDx product is being developed as a non-invasive alternative that risk stratifies patients for continued active surveillance versus intervention, which may also improve patient compliance with active surveillance protocols. We estimate the addressable market in the United States for the AS-MDx test at approximately 134,000 men annually, or $134 million, and for the Monitor-MDx test at approximately 1.5 million men annually, or $1.5 billion.

Active Surveillance (AS-MDx) for men with localized Prostate Cancer

In the United States, prostate cancer is the most frequently diagnosed cancer among men, with an estimated 248,530 new cases and 34,130 deaths in 2021. Despite its high prevalence, the five-year survival rate for men diagnosed with localized prostate cancer is nearly 100%. Definitive treatment by surgery or radiation carries significant risk of co-morbidities, and Active Surveillance (“AS”) in lieu of treatment has been increasingly adopted as an alternate care plan for patients with low-risk prostate cancer. To aid in the identification of candidates for AS, the NCCN Guidelines defines a series of Risk Groups based on clinical factors and pathologic features. However, prostate cancer is a heterogeneous disease with varying potential to progress to lethal forms, and clinical information available at the time of diagnosis may not provide an accurate assessment of the extent of the disease and/or its aggressiveness for all patients. There is an unmet need for better patient risk stratification in order to optimize disease management.

AS-MDx is being developed to improve the risk-stratification of men diagnosed with localized prostate cancer who are being considered for Active Surveillance in lieu of immediate treatment. AS-MDx is a nucleic acid amplification assay that measures the relative levels of the PDE isoform 4D (PDE4D) in tissue from the patient’s cancer-positive biopsy. The PDE4D biomarker has been extensively studied and validated as a biomarker for aggressive prostate cancer and has been shown to function as a “master regulator” directly linked to the biology of prostate cancer progression. As such, AS-MDx is being developed to provide clinically actionable information via a more direct, cost-effective approach than currently available tests, which unlike AS-MDx require large gene panels and complex algorithms (e.g., Decipher, Prolaris, Oncotype).

MonitorMDx for Men being considered for a Surveillance Biopsy

Men on Active Surveillance are monitored using PSA, MRI and periodic biopsies to determine if the prostate cancer has progressed and whether definitive treatment is appropriate. We are actively analyzing urine and blood biomarker panels with the goal of developing a non-invasive test for monitoring these patients. If MonitorMDx could allow physicians to forego or delay surveillance biopsy, the test would represent a significant business opportunity with little or no direct competition.

If these projects are successful, MDxHealth would have a full offering of biomarker-based prostate cancer tests from early detection to treatment and management. SelectMDx and ConfirmMDx would help determine which patients should (or should not) undergo a prostate biopsy. In the post-biopsy setting, AS-MDx and MonitorMDx would provide methods to identify and monitor patients who could choose Active Surveillance as a treatment option.

The figure below shows how AS-MDx and MonitorMDx would fit in the current standard of care pathways for management of men with localized prostate cancer.

Addressing other urological unmet clinical needs

Urinary tract infections (“UTIs”) account for over 10 million clinic and ER visits every year. Up to 30% of UTIs are polymicrobial, driven by biofilm-producing bacteria. Traditional culture-only testing leaves clinicians with no more than a “mixed flora” result, and ultimately empirical treatment.

We seek to address this unmet clinical need with the development of a non-invasive urine test that identifies and quantifies infectious bacteria and their antibiotics susceptibility to help ensure patients receive the correct diagnosis and treatment as quickly as possible. Our UTI solution is being developed for prompt sample-to-answer results, combining molecular testing to identify and quantify each microbe with culture-based testing to look for in-vitro susceptibility. Our goal is to help pinpoint not only the offending organisms, regardless of how many are identified, but also the antibiotics capable of clearing the entire infection. We estimate the addressable market in the United States for UTI testing at approximately 2 million men annually, or $1 billion.

Laboratory Operations

We currently process our SelectMDx and ConfirmMDx tests at our 32,379 square foot, CAP-accredited, CLIA-certified and NYSDOH-approved molecular laboratory and office facility located at our U.S. headquarters in Irvine, California and through our 7,836 square foot diagnostic facilities in Nijmegen, The Netherlands. Our current clinical reference laboratory has excess processing expansion capacity with incremental increases in laboratory personnel and equipment, including expansion capacity for laboratory facilities. We believe that we currently have sufficient capacity to process all of our tests. We may require additional facilities in the future as we expand our business and believe that additional space, when needed, will be available on commercially reasonable terms.

Sales and Marketing

Our sales approach focuses on the clinical and economic benefits of our ConfirmMDx and SelectMDx tests as supported by peer-reviewed literature covering the clinical validation and utility of these tests. Our sales and marketing team include molecular diagnostic specialists, reimbursement account managers, clinical liaisons and client service personnel. Sales personnel are primarily field based, client service and marketing personnel are primarily based in our California headquarters.

Our sales team is trained to address the clinical, economic and reimbursement questions associated with selling the ConfirmMDx and SelectMDx tests. Our sales force focuses on educating its primary and secondary clientele, which consists of urologists and their clinical staff, including nurses, laboratory and pathology personnel, finance administrators and billing personnel, and secondarily the pathology and laboratory staff who fulfil test requests on behalf of their clinician clients. Our current urology sales force consists of direct sales representatives, strategic account managers and regional sales managers.

Our sales efforts are directed towards increasing adoption and utilization of our tests in clinical practice. The strategy entails:

•      working with community-based, large group practices and academic urologists to educate them on the clinical and economic benefits provided by ConfirmMDx and SelectMDx;

•      nurturing and strengthening relationships with key thought leaders in urology;

•      supporting ongoing collaborations with leading universities and research institutions that have generated clinical validation data supporting ConfirmMDx and SelectMDx; and

•      encouraging ongoing exploration and studies of expanded indications for the tests.

Successful penetration of the urology market and clinical adoption of our ConfirmMDx and SelectMDx tests has been achieved with a multi-faceted approach to build brand recognition and raise awareness of the tests. Our efforts and programs include sharing information with leaders in the medical community on a national and regional scale, supporting clinical studies for the publication of peer reviewed journals and abstracts at key scientific conferences, development of tools for our customers to interact with patients and consumers (doctor-to-consumer education), providing support to patient advocacy groups like Prostate Conditions Education Council, developing strategic partnerships with leading pathology laboratories with large urology client bases, participation in industry trade shows and the implementation of public relations, media and advertising campaigns.

Reimbursement

Reimbursement of our tests by third-party payors is essential to our commercial success. Payment for our testing services may come from, in some cases:

•      third-party payors that provide health care coverage to the patient (e.g., commercial health insurance companies or managed care organizations);

•      federal health care programs, such as Medicare, state Medicaid programs, the Department of Defense and Veterans Affairs hospitals in the United States;

•      other government agencies or laboratories that order the testing service; and

•      patients in cases where the patient has no insurance or coverage benefit, is underinsured or has insurance with cost sharing benefits whereby the insurance covers a percentage of testing costs, and the patients are responsible for a co-payment, co-insurance and/or deductible amount.

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is typically based on a fee schedule set by CMS, a division of the HHS. As a Medicare-enrolled laboratory based in California, we bill Noridian Healthcare Solutions Noridian, and we are subject to Noridian’s local coverage and reimbursement policies. Noridian participates in MolDX, administered by Palmetto GBA, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. In 2014, we obtained a positive Medicare LCD under the MoIDX Program, which provides coverage and reimbursement for ConfirmMDx testing of Medicare beneficiaries throughout the United States.

However, Medicare does not currently provide coverage or reimbursement for the SelectMDx test. In early 2019, we submitted clinical and outcomes data on our SelectMDx test to the MoIDX Program as part of a technical assessment process seeking Medicare coverage. In August 2019, the MoIDX Program issued a positive draft LCD recommending coverage for the SelectMDx test. Following recent communications with the MAC related to the retirement of the previously issued draft LCD, we have been requested to and have submitted an update to its technical assessment under the MoIDX Program for Medicare coverage of SelectMDx. On May 21, 2021, the MoIDX Program issued a draft foundational LCD supporting the clinical utility of SelectMDx. This draft foundational LCD, if finalized, is expected to support Medicare coverage and reimbursement for SelectMDx testing for qualified Medicare patients throughout the United States. The final determination with respect to Medicare coverage and reimbursement of the SelectMDx test therefore remains pending, and there can be no assurance that such coverage and reimbursement will be granted or, if granted, that it will be maintained, nor is any particular reimbursement rate guaranteed.

We believe the clinical utility and actionability of our ConfirmMDx and SelectMDx tests, combined with our experience and knowledge of the complex coverage and reimbursement landscape in the United States will enable us to expand coverage and reimbursement of ConfirmMDx and SelectMDx among the commercial payor market. We continue to build upon our successful strategy, using our Medicare LCD for ConfirmMDx and existing commercial payor contracts as a foundation to secure additional contracts from major payors.

Where there is a payor policy or contract in place, we bill in accordance with the terms of that policy or contract. Where there is no payor policy or contract in place, we pursue third-party reimbursement on behalf of each patient on a case-by-case basis. Our efforts on behalf of these patients involve a substantial amount of time and expense, and bills may not be paid for many months, if at all. Furthermore, if a third-party payor denies coverage after final appeal, it may take a substantial amount of time to collect from the patient, if we are able to collect at all.

Materials Needed for Our Laboratory Services

In connection with our role as a CLIA-certified provider of laboratory services, we assist healthcare providers with certain logistics related to the collection and return of samples for testing.

The overall process of testing with ConfirmMDx and SelectMDx requires items and services, the majority of which are sourced from multiple suppliers. Certain of the consumable supplies and reagents used in our testing process are procured from a limited number of suppliers, some of which are single source. In addition, we rely on a limited number of suppliers, or in some cases a single supplier (for example, for the automation of our deparaffination steps for the ConfirmMDx test), for certain equipment with which we perform testing services. To date, we have acquired all of our equipment and the majority of our materials on a purchase order basis, and we generally do not have language included in contracts with our suppliers and manufacturers that commit them to supply equipment and materials to us.

Competition

The molecular diagnostics field is characterized by rapid technological changes, frequent new product introductions, changing customer preferences, emerging competition, evolving industry standards, reimbursement uncertainty and price competition. Moreover, the molecular diagnostics field is intensely competitive both in terms of service and price, and continues to undergo significant consolidation, permitting larger clinical laboratory service providers to increase cost efficiencies and service levels, resulting in more intense competition.

The market for assessing men at risk for prostate cancer is large. As a result, this market has attracted competitors, some of which possess substantially greater financial, selling, logistical and laboratory resources, more experience in dealing with third-party payors, and greater market penetration, purchasing power and marketing budgets, as well as more experience in providing diagnostic services. Some companies and institutions are developing liquid biopsy (blood and urine)-based tests and diagnostic tests based on the detection of proteins, mRNA, nucleic acids or the presence of fragments of mutated genes that are associated with prostate cancer. These competitors could have technological, financial, reputational, and market access advantages over us.

In regard to our SelectMDx for Prostate Cancer test, several directly competitive products are currently commercially available. In 2014, OPKO Health, a NYSE listed company, launched the 4Kscore test, a blood based 4-plex test which combines the results of the blood test with clinical information in an algorithm that calculates a patient’s percent risk for aggressive prostate cancer prior to an initial or repeat biopsy (no previous diagnosis of prostate cancer). OPKO Health, a NYSE listed company, operates one of the largest clinical laboratories in the United States. The 4Kscore test competes directly with SelectMDx. In 2016, ExosomeDx launched the ExoDx (Intelliscore), a urine-based test designed to assess a whether a patient presenting for an initial or repeat biopsy is at greater risk for high-grade prostate cancer. The ExoDx test competes directly with SelectMDx. In 2018, Bio-Techne Corporation, a large U.S.-based, diversified life sciences company, acquired the ExoDx test. In addition to the ExoDx and the 4Kscore tests, the Prostate Health Index test (“phi score”) offered by Beckman Coulter, competes directly with the SelectMDx test. In addition, each of these tests may also provide a competitive advantage since, unlike the SelectMDx test, they do not require a digital rectal procedure as part of their specimen collection process. Each of OPKO Health, ExosomeDx and Beckman Coulter have greater resources and a significantly larger sales and marketing teams than MDxHealth. As a result of these significantly greater resources, these competitors are able to make larger investments into the tests they produce and the sales and marketing of these tests, which may cause us to lose market share.

In regard to our ConfirmMDx for Prostate Cancer test, several competitive products are currently commercially available. Both the 4Kscore test, offered by OPKO Health, and the ExoDx (Intelliscore) test offered by ExosomeDx, compete with the ConfirmMDx test. Offered at a lower price point, both the 4Kscore and ExoDx tests offer a competitive price advantage over the ConfirmMDx test. In addition, the PCA-3 test from Hologic, a urine-based test, is on the U.S. market as an FDA approved test, which may be perceived as providing a competitive advantage since the ConfirmMDx for Prostate Cancer test is not FDA approved. The PCA-3 test is intended for the same patient population as ConfirmMDx for Prostate Cancer, but its performance has only been established in men who were already recommended by urologists for repeat biopsy.

In addition to competitive products, the ConfirmMDx and SelectMDx tests also face competition from multiparametric MRI (“mpMRI”), a clinical diagnostic imaging procedure available to and used by physicians for many years, which focuses on visual tissue analysis. The mpMRI procedure can visually reveal potential locations of abnormal and potentially cancerous prostate tissue characteristics that distinguish tumors from healthy tissue. The visual aspect of diagnostic imaging may feel more accessible and be considered preferable by some physicians over molecular analysis, and there likely is an economic incentive for some physicians to earn a professional fee from the performance of mpMRI procedures. It may be difficult to change the methods or behavior of physicians to incorporate our testing solutions into their practices in conjunction with, or instead of, mpMRI clinical diagnostic imaging procedures. In addition, companies developing or offering capital equipment or point-of-care kits to physicians represent another source of potential competition. These devices are used directly by the physicians or their institutions, which can facilitate adoption.

Intellectual Property

Our intellectual property and its protection are crucial to the operation of our business. We are committed to developing and protecting our intellectual property and, where appropriate, filing patent applications or securing licenses to patents to protect our technology. We rely on a combination of patent, copyright, trademark and other agreements with employees and third parties to establish and protect our proprietary intellectual property rights. We also rely upon trade secret laws to protect unpatented know how and continuing technological innovation. However, trade secrets can be difficult to protect, and do not provide protection against a third party independently discovering or recreating the information for which trade secret protection is claimed. We seek to protect our proprietary unpatented technology, know how, algorithms and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors and limit access to, and distribution of, our proprietary information. We also require our officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to us of all inventions made during the course of their employment or consulting relationship. We also enter into nondisclosure agreements with our commercial counterparties and limit access to, and distribution of, our proprietary information. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

We believe that our patent portfolio places us in a competitive position in the realm of molecular cancer diagnostics. We own or hold exclusive rights to a range of issued and pending patents in multiple countries worldwide covering our epigenetic and molecular tests and associated biomarkers, their methods of use and any other inventions that are important to the development of our business. Many of our commercially important technology and inventions are in-licensed from academic and commercial collaborators. Through our internal R&D programs, together with our NXTGNT (Epi)genomics research joint-venture with University of Gent and other academic and commercial collaborations, we continue to be at the forefront of researching and understanding the link between cancer and methylation (epigenetics), and how this link can be translated into meaningful clinical molecular diagnostic products and services. We consider patent protection of the technologies, on which our products are based, to be a key factor to our success.

Our intellectual property portfolio is managed by an in-house intellectual property team, which works in close collaboration with qualified external patent attorneys both in Europe and the United States. As of June 30, 2021, we own or have exclusive rights to more than 22 patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 114 granted or pending patent applications in this group comprised of 16 issued or allowed U.S. patents, 11 pending U.S. provisional or non-provisional applications, 49 pending international patent applications filed under the Patent Cooperation Treaty (“PCT”) and 38 granted patents in jurisdictions outside the United States, including Japan, Canada, Israel and the major European countries. Our issued U.S. patents expire at various times between 2024 and 2036. Of these issued patents, two cover intellectual property used in our ConfirmMDx test, one of which expires in 2022 and the other of which expires in 2024, and one covers intellectual property used in our SelectMDx test which expires in 2036.

In most countries in which we file, our patents have a life of 20 years from the date of the filing of the nonprovisional application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-expiring patent. The expected expiration dates listed above assume that no terminal disclaimers will be filed. A patent term can also be lengthened in certain countries, including the United States, under circumstances where there is a delay associated with approval from a governmental regulatory agency.

We may in the future receive notices of claims of infringement and misappropriation or misuse of other parties’ proprietary rights and may from time to time receive additional notices. Assertions of misappropriation, infringement or misuse, or actions seeking to establish the validity of our patents could materially or adversely affect our business, financial condition and results of operations.

Collaboration and License Agreements

Collaborative research agreements and clinical research agreements

We have entered into agreements with universities, medical centers and external researchers for research and development work and for the validation of our technology and products. These agreements typically have durations of one to three years. However, our NXTGNT (Epi)genomics research joint-venture with University of Gent has continued for nearly a decade. In certain circumstances, we pay fixed fees to the collaborators and in exchange typically receive access and rights to the results of the work. MDxHealth has collaborated on research and clinical development with a number of the world’s leading academic and government cancer research institutes. These important relationships have provided us with additional resources and expertise for clinical marker validation as well as access to patient samples for testing.

Commercial and intellectual property licensing agreements

We have entered into numerous agreements with universities and companies for in-licensing intellectual property. These agreements typically require us to pay an up-front fee, annual maintenance fees and/or minimum annual royalty fees, legal fees related to the patents, and certain milestone and royalty fees if the patents are eventually used in a commercialized product. In addition, we must provide the licensor with periodic reports.

In particular, we are party to an Amended and Restated Exclusive License Agreement with an academic institution through which we hold an exclusive license to intellectual property that is used in our ConfirmMDx test. Pursuant to this agreement, we are obligated to pay a mid-single-digit royalty rate on our net sales of ConfirmMDx. Unless earlier terminated in accordance with the agreement, the agreement will remain in effect until the last of the licensed patents expires in 2024. The agreement contains customary termination provisions which, among other things, permit termination in the event of material uncured breaches.

In regard to our developed tests, we have entered into a range of marketing and sales arrangements with commercial entities. These important relationships provide us with additional resources and infrastructure to expand the geographic reach and awareness of our solutions, primarily in relation to the ConfirmMDx and SelectMDx tests. Our marketing partners include Ambry Genetics, Laboratory Corporation of America (LabCorp), Inform Diagnostics (InformDx) and Poplar Healthcare.

Government Regulations

Certain of our activities are subject to regulatory oversight by CMS pursuant to CLIA, as well as agencies in various states, including New York. We are subject to many other federal, state and foreign laws, including anti-fraud and abuse, anti-kickback and patient privacy. Failure to comply with applicable requirements can lead to sanctions, including withdrawal of products from the market, recalls, refusal to authorize government contracts, product seizures, exclusion from participation in federal and state healthcare programs, civil money penalties, injunctions, and criminal prosecution.

Laboratory Certification, Accreditation, and Licensing

We are also subject to U.S. and state laws and regulations regarding the operation of clinical laboratories. CLIA requirements and laws of certain states, including those of California, New York, Maryland, Pennsylvania and Rhode Island, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. CLIA provides that a state may adopt different or more stringent regulations than federal law and permits states to apply for exemption from CLIA if the state’s laboratory laws are equivalent to or more stringent than CLIA. For example, the State of New York’s clinical laboratory regulations, which have received an exemption from CLIA, contain provisions that are in certain respects more stringent than federal law. Therefore, as long as New York maintains a licensure program that is CLIA-exempt, we will need to comply with New York’s clinical laboratory regulations in order to offer our clinical laboratory products and services in New York.

We have current certificates to perform clinical laboratory testing. Clinical laboratories are subject to inspection by regulators and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA and certain state laws include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil monetary penalties. If we fail to meet any applicable requirements of CLIA or state law, that failure could adversely affect any future CMS consideration of our technologies, prevent their approval entirely, and/or interrupt the commercial sale of any products and services and otherwise cause us to incur significant expense.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”) established comprehensive protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or

“Covered Entities”: (1) health plans, (2) healthcare clearinghouses, and (3) healthcare providers that conduct certain healthcare transactions electronically. Covered Entities and their business associates must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. As a clinical laboratory that engages in HIPAA-covered standard transactions, we are a Covered Entity subject to regulation under HIPAA. We have implemented privacy and security policies and procedures, provided required training to our personnel, and ensure that we enter into Business Associate Agreements with our vendors who have access to our protected health information. Penalties for violations of HIPAA include civil money and criminal penalties.

HIPAA establishes a federal “floor” with respect to privacy, security, and breach notification requirements and does not supersede any state laws insofar as they are broader or more stringent than HIPAA. Numerous state and certain other federal laws protect the confidentiality of health information and other personal information, including but not limited to state medical privacy laws, state laws protecting personal information, state data breach notification laws, state genetic privacy laws, human subjects research laws and federal and state consumer protection laws. These additional federal and state privacy and security-related laws may be more restrictive than HIPAA and could impose additional penalties. For example, the Federal Trade Commission uses its consumer protection authority under Section 5 of the Federal Trade Act to initiate enforcement actions in response to alleged privacy violations and data breaches. California recently enacted the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. California recently amended and expanded the CCPA through another ballot initiative, the California Privacy Rights Act (CPRA), passed on November 3, 2020. It remains unclear what, if any, additional modifications will be made to the CPRA by the California legislature or how it will be interpreted. In addition to California, other states have strengthened their data security laws and others are indicated their intention to do so as well. Virginia also enacted a comprehensive data privacy and security law, the Virginia Consumer Data Protection Act, on March 2, 2021, to go into effect on January 1, 2023. We expect that other states will follow with their own comprehensive data privacy legislation as well. Our activities must therefore comply with these other applicable privacy laws, which impose further restrictions on the access, use and disclosure of personal information. Further, we are required to comply with international personal data protection laws and regulations, including the European Union’s General Data Protection Regulation (“GDPR”). The GDPR is a prescriptive, detailed regulation that provides extensive powers to public authorities to sanction and stop use of personal data. While companies are afforded some flexibility in determining how to comply with the GDPR’s various requirements, the GDPR has and will continue to require significant effort and expense to ensure compliance. All of these laws may impact our business and may change periodically, which could adversely affect our business operations. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain stool, tissue, blood, and other patient samples and associated patient information could significantly impact our business and our future business plans, including potentially a temporary inability to provide tests to patients in the European Union.

In Vitro Regulation

Under current law, in vitro diagnostics that the FDA regulates as medical devices must undergo premarket review prior to commercialization, unless the device is exempt from such review. The particular premarket requirements that must be met to market a medical device in the United States will depend on the classification of the device under FDA regulations. Medical devices are categorized into one of three classes, based on the degree of risk they present. Devices that pose the lowest risk are designated as Class I devices; devices that pose moderate risk are designated as Class II devices and are subject to general controls and special controls; and the devices that pose the highest risk are designated as Class III devices and are subject to general controls and premarket approval. As a CLIA-certified laboratory, we offer our SelectMDx and ConfirmMDx testing services as LDTs, and we may seek to commercialize future testing services in development as LDTs. LDTs are generally defined as clinical laboratory tests that are developed and validated by a laboratory for its own use. Historically, the FDA has exercised enforcement discretion and not required approvals or clearances for many LDTs (as that term is viewed and defined by the FDA, which is the subject of interpretation) that are regulated under CLIA, and has not required laboratories that offer LDTs consistent with FDA’s interpretation to comply with the FDA requirements for medical devices, such as registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls.

Regulatory jurisdiction over LDTs has historically been greatly disputed. For many years, the FDA has expressed its position through a range of guidance documents and precedent provided through enforcement action. The FDA has issued documents outlining its intent, at various times, to require varying levels of heightened FDA oversight of many laboratory tests that have traditionally been offered as LDTs, including categories that would include our tests. Additionally, in recent years, Congress has introduced two draft bills: the VALID Act and the VITAL Act of 2021. While we cannot predict whether the either VALID Act or the VITAL Act as proposed, or any modified version of either act will be enacted into law, it is expected that some form of the acts will be incorporated into a broader health care legislative package. It is unknown at this time whether legislation will be enacted impacting LDTs, or whether in the interim the FDA may take a more aggressive enforcement approach toward certain laboratory testing. Legal, regulatory, and policy developments may materially impact our ability to develop and commercialize testing services as LDTs, including without limitation our SelectMDx and ConfirmMDx tests.

Until regulatory requirements suggested by the FDA or required by any new legislation are phased in, we do not consider our current LDTs to require FDA filings or clearance or approval before launch and we will continue to follow the CLIA certification and inspection pathway.

If the new requirements are phased in or if we elect to develop IVDs, our future offerings may require a 510(k) submission or a Premarket Approval (“PMA”) application to the FDA. In a 510(k) submission, the device sponsor must demonstrate that the new device is “substantially equivalent” to a predicate device in terms of intended use, technological characteristics, and performance testing. A 510(k) requires demonstration of substantial equivalence to another device that is legally marketed in the United States. Substantial equivalence means that the new device is at least as safe and effective as the predicate. A device is substantially equivalent if, in comparison to a predicate it (a) has the same intended use as the predicate and has the same technological characteristics as the predicate; or (b) has the same intended use as the predicate, has different technological characteristics, and the information submitted to the FDA does not raise new questions of safety and effectiveness, and is demonstrated to be at least as safe and effective as the legally marketed predicate device.

A claim of substantial equivalence does not mean the new and predicate devices must be identical. Substantial equivalence is established with respect to intended use, design, energy used or delivered, materials, chemical composition, manufacturing process, performance, safety, effectiveness, labeling, biocompatibility, standards, and other characteristics. A device may not be marketed in the United States until the submitter receives a letter declaring the device substantially equivalent. If the FDA determines that a device is not substantially equivalent, the applicant may resubmit another 510(k) with new data, or request a Class I or II designation through the FDA’s de novo process that allows a new device without a valid predicate to be classified into Class I or II if it meets certain criteria, or file a reclassification petition, or submit a PMA.

Manufacturers of medical devices must comply with various regulatory requirements under the FDCA and regulations thereunder, including, but not limited to, quality system regulations, unless they are exempt, facility registration, product listing, labeling requirements, and certain post-market surveillance requirements. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, such as recalls, detentions, orders to cease manufacturing, and restrictions on labeling and promotion, among other potential sanctions.

The regulatory review and approval process for medical devices can be costly, timely, and uncertain. This process may involve, among other things, successfully completing additional clinical trials and submitting a premarket clearance notice or filing a premarket approval application with the FDA. If premarket review is required by the FDA, there can be no assurance that our tests will be cleared or approved on a timely basis, if at all. In addition, there can be no assurance that the labeling claims cleared or approved by the FDA will be consistent with our current claims or adequate to support continued adoption of and reimbursement for our products. Ongoing compliance with FDA regulations could increase the cost of conducting our business, subject us to FDA inspections and other regulatory actions, and potentially subject us to penalties in the event we fail to comply with such requirements.

Federal and State Fraud and Abuse Laws

False Claims and Overpayments

We are subject to numerous federal and state fraud and abuse laws, including the federal False Claims Act. Many of these fraud and abuse laws are broad in scope, and, at least with respect to the state laws, neither the courts nor relevant government agencies have extensively interpreted these laws. Prohibitions under some of these laws include:

•      the submission of false claims or false information to government programs,

•      the retention of any overpayments received from governmental payors,

•      deceptive or fraudulent conduct,

•      excessive or unnecessary services or services at excessive prices, and

•      defrauding commercial health insurers.

We may be subject to substantial penalties for violations of these fraud and abuse laws, including denial of payment and refunds or recoupments, suspension of payments from Medicare, Medicaid or other federal health care programs, and exclusion from participation in federal and state health care programs, as well as civil monetary and criminal penalties and imprisonment. Numerous federal and state agencies enforce the fraud and abuse laws. In addition, commercial insurers may also bring private actions. In some circumstances, private whistleblowers are authorized to bring lawsuits on behalf of the government against providers and are entitled to receive a portion of any final recovery.

In addition, amendments to the federal False Claims Act (“FCA”) impose severe penalties for the knowing and improper retention of overpayments collected from governmental payors. Within sixty (60) days of identifying and quantifying an overpayment, a provider is required to notify CMS or the relevant MAC of the overpayment (and the reason for it) and to return the overpayment; failure to do so may result in a separate basis for liability under the FCA. These amendments could subject our procedures for identifying and processing payments to greater scrutiny. Overpayments may occur from time to time in the healthcare industry without any fraudulent intent. For example, overpayments may result from mistakes in reimbursement claim forms or from improper processing by governmental payors. We maintain protocols intended to identify any overpayments and to make timely refunds as appropriate. From time to time, we have identified overpayments and made appropriate refunds to government payors.

To avoid liability, we must carefully and accurately code claims for reimbursement, proactively monitor the accuracy and appropriateness of Medicare claims and payments received, diligently investigate any credible information indicating that we may have received an overpayment, and promptly return any overpayments.

Federal and State “Self-Referral” and “Anti-Kickback” Restrictions

If we or our operations are found to be in violation of applicable laws and regulations prohibiting improper referrals for healthcare items or services, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in U.S. federal or state healthcare programs, and the curtailment or restructuring of our operations.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for an item or service, for which payment may be made under a federal health care program, such as the Medicare and Medicaid programs, unless an exception or “safe harbor” applies. The term “remuneration” is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. Sanctions for violations of the federal Anti-Kickback Statute may include imprisonment and other criminal penalties, civil monetary penalties, and exclusion from participation in federal health care programs. Further, the Affordable Care Act made clear that claims for items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil FCA. Further, the Affordable Care Act made clear that claims for items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil FCA. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which are not limited in application to only items or services reimbursable by federal health care programs, and do not contain identical safe harbors.

In addition to the Anti-Kickback Statute, in October 2018, Congress enacted the Eliminating Kickbacks in Recovery Act of 2018 (“EKRA”) as a component of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. EKRA is an anti-kickback law similar to the federal Anti-Kickback Statute that, subject to several exceptions, makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. Although it appears that EKRA was intended to reach patient brokering and similar arrangements to induce patronage of substance use recovery and treatment, the language in EKRA is broadly written and can apply to laboratory services covered under public or private payor arrangements. That said, an interpretation of EKRA that prohibits certain incentive compensation payments to sales employees or other forms of remuneration that would otherwise be permissible under a safe harbor to the federal Anti-Kickback Statute would directly conflict with the intent of the federal Anti-Kickback Statute and regulations and would prohibit a number of practices that are common throughout the industry. Significantly, EKRA permits the DOJ to issue regulations clarifying EKRA’s exceptions or adding additional exceptions, but no such regulations or applicable guidance have yet been issued.

Medicare Physician Self-Referral Law

The federal Physician Self-Referral Law, commonly referred to as the “Stark Law”, prohibits, subject to certain exceptions, physicians from making a referral to an entity for certain “designated health services” or “DHS” payable by Medicare if the physician, or an immediate family member of the physician, has a direct or indirect financial relationship (including ownership interests and compensation arrangements) with the entity. The Stark Law also prohibits such an entity from presenting or causing to be presented a claim to Medicare for DHS provided pursuant to a prohibited referral, and provides that certain collections related to any such claims must be refunded in a timely manner. The Stark Law is a strict liability statute and therefore, any referrals for Medicare DHS pursuant to a financial relationship that does not meet an exception will be nonpayable and subject to refund to Medicare. In addition, any Medicare “overpayment” (that is, Medicare funds to which a person is not entitled) must be returned within 60 days of identification — or risk liability under the FCA’s “obligation” provision. Therefore, claims relating to Stark Law violations must be timely refunded to Medicare or we would risk liability under the federal FCA. Violations of the Stark Law can also result in civil penalties and federal health care program exclusions for knowing violations and civil monetary assessments of up to three times the amount claimed. Although the Stark Law is drafted to apply only to Medicare claims, the DOJ has taken the position that it applies to Medicaid claims under an extension of the federal FCA and several courts, including courts in Florida and Texas, have agreed. In addition, there are comparable state laws, some of which apply to all payors (not just Medicare), and do not contain identical exceptions to the Stark Law.

Compliance with federal fraud and abuse laws such as the Anti-Kickback Statute and the Stark Law involve constant monitoring for regulatory changes, agency and court interpretations, and revisiting of arrangements based on new interpretations or clarifications, all of which will require ongoing compliance costs. In addition, these laws and their exceptions and safe harbors are complex and clear interpretations are not always available. Despite our best efforts to comply, we cannot guarantee that a government agency will necessarily agree with our interpretations or that one or more of our arrangements will not be subject to challenge, nor can we provide any assurance that they will not have an adverse effect on our business, financial condition, results of operations, and cash flows. Any action against us for violation of these or similar foreign laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Sunshine Act

In 2010, Congress enacted the Physician Payments Sunshine Act (“Sunshine Act”), which aims to promote transparency around financial relationships between physicians, teaching hospitals and certain life sciences industry manufacturers. The Sunshine Act requires manufacturers of drugs, devices, biologicals, and medical supplies covered by Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS any payments or other transfers of value made to healthcare providers and teaching hospitals, unless an exception applies. Manufacturers must also disclose to CMS any healthcare provider ownership or investment interests. Some states have similar transparency laws. Although we do not consider our laboratory services to be covered devices under the Sunshine Act, the laws and regulations are continually evolving and in the future we could be required to comply with transparency requirements in the future, or we could otherwise be subject to scrutiny for the nature and amount of our payments and transfers of value in the healthcare industry.

International

When marketing our tests outside of the United States, we are subject to foreign regulatory requirements governing human clinical testing, export of tissue, marketing approval for our products, and performance and reporting of tests in each market. These requirements vary by jurisdiction, differ from those in the United States, and may require us to perform additional pre-clinical or clinical testing. In many countries outside of the United States, coverage, pricing, and reimbursement approvals are also required in order for our tests to be made available to patients in substantial volume.

Many countries in which we offer our tests have anti-kickback regulations prohibiting providers, as well as medical and in vitro diagnostic device manufacturers, from offering, paying, soliciting, or receiving remuneration, directly or indirectly, or providing a benefit to a healthcare professional in order to induce business that is reimbursable under any national healthcare program. In situations involving healthcare providers employed by public or state-funded institutions or national healthcare services, violation of the local anti-corruption or anti-gift laws may also constitute a violation of the U.S. Foreign Corrupt Practices Act (“FCPA”).

The FCPA prohibits any U.S. individual, business entity, or employee of a U.S. business entity from offering or providing, directly or through a third party, including the distributors we rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the Securities and Exchange Commission (“SEC”) to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the FCPA, its books and records provisions, and its anti-bribery provisions.

Other Laws

Occupational Safety and Health

In addition to its comprehensive regulation of health and safety in the workplace in general, the Occupational Safety and Health Administration has established extensive requirements aimed specifically at laboratories and other healthcare-related facilities. In addition, because our operations require employees to use certain hazardous chemicals, we also must comply with regulations on hazard communication and hazardous chemicals in laboratories. These regulations require us, among other things, to develop written programs and plans, which must address methods for preventing and mitigating employee exposure, the use of personal protective equipment, and training.

Specimen Transportation

Our commercialization activities subject us to regulations of the Department of Transportation, the U.S. Postal Service, and the Centers for Disease Control and Prevention that apply to the surface and air transportation of clinical laboratory specimens.

Legal Proceedings

We are not a party to any pending material legal proceedings.

Facilities

We process SelectMDx and ConfirmMDx tests and conduct research and development at our 32,379 square foot U.S. headquarters and laboratory facility in Irvine, California pursuant to a lease that is currently scheduled to expire in 2026. This laboratory facility is certified pursuant to CLIA and accredited by CAP.

Our headquarters is located in the CAP Business Center, Herstal, Belgium.

We maintain offices and a laboratory facility located in Nijmegen, The Netherlands where we lease approximately 7,836 square feet of laboratory and office space pursuant to a lease that is currently scheduled to expire in 2022.

Employees

As of            , we had            employees,            of whom are employed on a full-time basis. None of our employees are covered by a collective bargaining agreement, and we believe our relationship with our employees is good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of stock-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Summary Financial Data” and our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Other Information Not Contained in This Prospectus.” Our actual results may differ materially from those described below. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. Our novel prostate cancer genomic testing solutions, SelectMDx and ConfirmMDx, provide physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications.

We have experienced net losses and significant cash used in operating activities since inception in 2003. To date, our primary sources of capital have been public offerings of our ordinary shares and private placements, debt financing agreements, and revenue from the sale of our products. Since inception, we have raised equity financing of approximately €250 million ($297 million). As of June 30, 2021, we had cash and cash equivalents of $31.3 million, long-term loans and borrowings of $10.0 million and an accumulated deficit of $228.6 million. During the year ended December 31, 2020, we generated revenue of $18.5 million, with a net loss was $28.6 million, and during the six months ended June 30, 2021, we generated revenue of $10.7 million and our net loss was $13.3 million

Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise substantial doubt about our ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

Key Factors and Trends

Impact of COVID-19 Pandemic

The COVID-19 pandemic has disrupted, and we expect will continue to disrupt, our operations, with most non-lab employees continuing to perform their duties remotely. Our sales, marketing and business development efforts have been constrained by our operational response to the COVID-19 pandemic due to travel restrictions. We expect to continue to adjust our operational norms in an effort to help slow the spread of COVID-19 in the coming months, including complying with government directives and guidelines as they are modified and supplemented. To date, both our Irvine-based and Nijmegen, Netherlands-based laboratory facilities have not experienced a stoppage of operating activities and we have not experienced a noticeable delay or decrease in supply of components from our third-party suppliers due to the COVID-19 pandemic. Additionally, our support functions, including our research and development and quality assurance activities, have also continued.

The COVID-19 pandemic has also negatively affected, and we expect will continue to negatively affect, our testing-related revenue. For example, cancer patients may have more limited access to hospitals, healthcare providers and medical resources as they take steps to control the spread of COVID-19. As a result of the COVID-19 pandemic, beginning in the second quarter of 2020, we experienced a reduction in our ConfirmMDx and SelectMDx testing volume of 31% and 53%, respectively, as compared to the first quarter of 2020, and which we believe is linked to delays and/or cancellations in patient visits and thus lower genomic testing volume from ordering physicians in response to COVID-19. While we are unable to predict the pace, timing or occurrence of any rescheduled patient visits, we anticipate that a majority of these delayed and/or canceled patient visits will be subsequently rescheduled as applicable restrictions and guidelines are eased, which we believe is supported by recent metrics available to us. For example, for the third quarter of 2020, ConfirmMDx and SelectMDx testing volume increased 14% and 57%, respectively, as compared to the second quarter, while continuing to increase and 3% and 6%, respectively, from the third quarter to the fourth quarter of 2020.

Although we are monitoring developments related to the COVID-19 pandemic closely, the impact of COVID-19 on our business is uncertain at this time and will depend on future developments, which cannot be predicted, including new information which may emerge concerning the efficacy or side effects of vaccines and the speed of vaccination activities, the severity of COVID-19 and the actions taken to contain it or address its impact, among other things. Therefore, we do not yet know the full extent of the impact on our business, including our supply chains, our clinical studies and our access to the capital required to execute our business strategy.

Ability to Attract New Ordering Physicians and Increase Our Penetration with Existing Physicians

Revenue growth for our products will depend on our ability to continue to expand our base of ordering physicians, increase our penetration with existing physician customers, and increase the number of physicians who consistently order our tests. We do not have immediate plans to expand our direct sales force and believe that we have the ability to increase our base of ordering physicians with our current structure.

Reimbursement for Genomic Testing from Third-Party Payors

Successful commercialization of our tests depends, in large part, on the availability of coverage and adequate reimbursement from government and private payors. Favorable third-party payor coverage and reimbursement are essential to meeting the Company’s immediate objectives and long-term commercial goals. In the United States, for new diagnostic solutions, each private and government payor decides whether to cover the test, the amount it will reimburse for a covered test, and any the specific conditions for reimbursement. Providers may be unlikely to order a specific diagnostic test unless an applicable third-party payor offers meaningful reimbursement for the test. Therefore, adequate coverage and reimbursement is critical to the commercial success of a diagnostic product, and if the Company and is unable to secure and maintain favorable coverage determinations and reimbursement levels, this will compromise its ability to earn revenues from its products.

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries is typically based on a fee schedule set by CMS. As a Medicare-enrolled laboratory based in California, the Company bills Noridian (the “MAC for California), and is subject to applicable Medicare local coverage and reimbursement policies. Noridian participates in the MolDX, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. In 2014, we obtained a positive MolDX LCD, which provides coverage for ConfirmMDx testing of Medicare patients throughout the United States. However, Medicare does not currently provide coverage and reimbursement for the SelectMDx test. In early 2019, we submitted clinical and outcomes data on our SelectMDx test to the MolDX program as part of a technical assessment process seeking Medicare coverage. In May 2021, the MolDX Program issued a draft foundational LCD for the SelectMDx test. This draft foundational LCD, if finalized, would support coverage of the test for qualified Medicare patients throughout the United States. There is no guarantee that SelectMDx will receive a final LCD and there can be no assurance that Medicare coverage and reimbursement will be granted or, if granted, that it will be maintained.

Commercial payors

Obtaining coverage and reimbursement by commercial payors is a time-consuming and costly process, without a guaranteed outcome, since each commercial payor makes its own decision with respect to whether to cover a particular test, and, if so, at what rate to reimburse providers for such test. In addition, several payors and other entities conduct technology assessments of new medical tests and devices and provide the results of these assessments for informational purposes to other parties. These assessments may be used by third-party payors and healthcare providers as grounds to deny coverage for a particular test, or to refuse to use or order a particular test or procedure. The ConfirmMDx and SelectMDx tests have received initial negative technology assessments from several of these entities and are likely to receive more negative technology assessments. The Company continues to work with third-party payors to obtain coverage for its ConfirmMDx and SelectMDx tests and to appeal denial decisions based on existing and ongoing studies, peer reviewed publications, and support from physician and patient groups. There are no assurances that commercial payors will continue to issue positive coverage and reimbursement policies and/or contracts, and, if issued, that such policies and/or contracts will be maintained in the future. If the Company’s tests are considered on a policy-wide level by major third-party payors, whether at the Company’s request or on their own initiative, and the tests are determined to be ineligible for coverage and reimbursement by such payors, the Company’s collection efforts and potential for revenue growth could be adversely impacted.

Increasing Market Acceptance and Adoption of our Tests

Healthcare providers typically take a long time to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party coverage and reimbursement. It is critical to the success of our sales efforts that we educate enough patients, clinicians and administrators about molecular diagnostics testing, in general, as well as about our ConfirmMDx and SelectMDx tests, and demonstrate our clinical benefits. It is likely that clinicians may not adopt, and third-party payors may not cover or adequately reimburse for, the Company’s tests unless they determine, based on published peer-reviewed journal articles and the experience of other clinicians, that they provide accurate, reliable and cost-effective information.

Menu Expansion

Our lead products address men at risk for developing prostate cancer, but in addition, we are actively developing testing solutions to help with the management of men diagnosed with prostate cancer, with the goal to provide our clients with a menu of tools spanning the continuum of prostate cancer diagnosis and care. Our expertise in precision diagnostics and our portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports our active pipeline of new testing solutions for prostate and other urologic diseases. Our pipeline products in active surveillance are still under development and may or may not make it to market, depending on results of our research and clinical studies. The completion of these research and development activities is difficult to predict, and the related expenses may vary significantly by quarter. We expect to increase our research and development expense during this time. We may also take advantage of our strong commercial channel into urology to introduce complimentary tests outside of our current pipeline products.

While these factors may present significant opportunities for us, they also pose significant risks and challenges that we must address. See “Risk Factors” for more information.

Components of Our Results of Operations

Revenues

The majority of our revenue is derived from laboratory services for our ConfirmMDx and SelectMDx tests, with revenue recognized at a point in time when control of the services has transferred to the customer. This is generally when the test results are delivered to the customer. We derive a small amount of addition revenue from license fees, royalties and government grants.

A large portion of our revenues are derived from Medicare, which has set a fixed price (via a LCD for the Company’s ConfirmMDx test. Therefore, the amount of revenue recognized from Medicare for ConfirmMDx is determined by reference to the fixed price in the LCD. For other commercial insurance companies for ConfirmMDx and SelectMDx, where there is no certainty of the amount that will be paid for services rendered, the Company uses historical collection data — on an individual payor basis — to estimate its future collection and corresponding revenues that should be recognized for each of ConfirmMDx and SelectMDx.

We analyze historical collection data on a quarterly basis and make quarterly adjustments to our estimates. In accordance with IFRS 15, revenue is recognized where such a variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation. When historical collection data is insufficient to estimate future collections, recognize revenue on a cash basis, meaning that revenues will not be recognized until actual cash payment is received from the payor.

Cost of Goods & Services Sold

Cost of goods sold includes the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition. As such, cost of goods and related volume does not always trend in the same direction as revenue recognition.

Gross Profit and Gross Margin

We calculate gross profit as revenue less cost of goods & services sold, and gross margin as gross profit divided by revenue. Our gross margin has and will continue to be affected by a variety of factors, primarily average selling prices and ordering volumes. We expect our gross profit to increase in the foreseeable future as our revenue grows, our average selling price improves — based on broader commercial coverage for our tests — and as we take advantage of economies of scale as we grow test volume.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our products. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products. We expense our research and development expenses in the period in which they are incurred.

We expect that our research and development expenses will increase in absolute dollars as we continue to develop additional products, however, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

Sales and Marketing Expenses

Our sales and marketing expenses are expensed as incurred and include costs associated with our sales organization, including our direct clinical sales force and sales management, medical affairs, client services, marketing and managed care, as well as technical lab support and administration. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

While there are no immediate plans to grow the size of our commercial organization, our sales and marketing expenses may increase in absolute dollars as we increase our marketing activities to drive further awareness and adoption of our products. However, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

General and Administrative Expenses

Our general and administrative expenses include costs for certain executives, accounting and finance, legal, revenue cycle management, information technology, human resources, and administrative functions. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), professional service fees such as consulting, accounting, legal, general corporate costs, and public-company costs associated with our European listing, as well as allocated overhead costs (rent, utilities, insurance, etc.)

We expect that our general and administrative expenses will continue to increase in absolute dollars primarily due to increased headcount (some of it related to volume, such as revenue cycle management) and costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, tax, maintaining compliance with exchange listing in both Belgium (EURONEXT) and the United States (NASDAQ) and requirements of the SEC, director and officer insurance and investor relations.

Other Operating Income/Expenses

Other operating income/expense is primarily related to the revaluation of the contingent consideration related to the acquisition of NovioGendix in 2015 as well as goodwill impairment, if any. We do not expect the revaluation of the contingent consideration to be a significant source of income or expense going forward.

Financial Income/Expenses

Financial income/expense is comprised of interest income/expense, as well as foreign exchange gain/loss and other financial gain/loss. Interest income consists primarily of interest earned on our deposits. Our interest income has not been significant to date and we do not expect it to be significant in the future. Our interest expense is primary related to our long-term debt facility with Kreos Capital in the amount €9.0 million, or approximately $10 million.

Foreign exchange gains/losses are derived from our operating in two different currencies (Euro and U.S. dollar) for our European and U.S. operations. These gains and losses are not expected to be significant and we maintain reserves in both currencies to offset extreme fluctuations in the dollar/euro exchange rate.

Other financial loss is derived from accrued interest charges on the fair value of the NovioGendix contingent liability.

Results of Operations

For the Six Months Ended June 30, 2021 and 2020

	Six Months Ended June 30,		Year-Over-Year Change
(in Thousands)	2021	2020	$	%
Services	$10,462	$9,596	$866	9
Licenses	250	250	—	—
Royalties	19	34	(15)	(44)
Revenues	10,731	9,880	851	9
Cost of goods & services sold	(5,516)	(5,194)	(322)	6
Gross Profit	5,215	4,686	529	11
Research and development expenses	(2,823)	(2,130)	(693)	33
Selling and marketing expenses	(8,247)	(8,335)	88	(1)
General and administrative expenses	(6,739)	(7,268)	529	(7)
Other operating income, net	151	59	92	156
Operating loss	(12,443)	(12,988)	545	(4)
Financial income	10	3	7	233
Financial expenses	(866)	(724)	(142)	20
Loss before income taxes	(13,299)	(13,709)	410	(3)
Income taxes	—	—	—	—
Loss for the period	(13,299)	(13,709)	410	(3)

Loss per share attributable to parent (EPS)
Basic and Diluted,	(0.12)	(0.18)	.06	(33)

Revenue

Revenue increased $0.9 million, or 9%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due an increase in our test volumes.

For the six months ended June 30, 2021 and 2020, ConfirmMDx accounted for 93% and 95% of total revenue, respectively.

Cost of Goods & Services Sold

Cost of revenue increased $0.3 million, or 6%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily as a result of the increase in unit volumes, however, gross margins increased from 47.4% for the six months ended June 30, 2020 to 48.6% for the six months ended June 30, 2021, a 120 basis-point improvement.

Research and Development Expenses

Research and development expenses increased $0.7 million, or 33%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due increased expenses associated with our active surveillance pipeline products.

Selling and Marketing Expenses

Selling and marketing expense was comparable to the prior year period, decreasing slightly by $0.1 million, or 1% the six months ended June 30, 2021, compared to the six months ended June 30, 2020.

General and Administrative Expenses

General and administrative expense decreased $0.5 million, or 7%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to lower stock-based compensation.

Other Operating Income, net

Other operating income, net was comprised of the revaluation of the contingent consideration related to the acquisition of NovioGendix in 2015, which increased by $0.1 million for the six month ended June 30, 2021 versus the prior year period.

Financial Income/Expense

Financial income was comprised of interest income from deposits, interest expense on our long-term debt facility, foreign exchange gains and losses and other financial losses. Financial expenses increased by $0.1 million, or 20%, related to interest charges recognized on operating leases under IFRS 16.

For the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the periods presented below:

	Year Ended December 31,		Year-Over-Year Change
(in Thousands)	2020	2019	$	%
Services	$18,064	$11,443	$6,621	58%
Licenses	250	250	—	—
Royalties	58	92	(34)	(37)
Government grants	88	—	88	—
Revenues	18,460	11,785	6,675	57
Cost of goods & services sold	(10,416)	(11,755)	1,339	(11)
Gross Profit	8,044	30	8,014	*
Research and development expenses	(4,543)	(8,997)	4,454	(50)
Selling and marketing expenses	(16,752)	(17,809)	1,057	(6)
General and administrative expenses	(13,990)	(15,196)	1,206	(8)
Other operating income	118	1	117	*
Other operating expenses	—	(1,198)	1198	(100)
Operating loss	(27,123)	(43,169)	16,046	(37)
Financial income	4	10	(6)	(60)
Financial expense	(1,543)	(516)	(1,027)	199
Loss before income tax	(28,662)	(43,675)	15,013	(34)
Income tax	—	575	(575)	(100)
Loss for the year	(28,662)	(43,100)	14,438	(33)

Earnings per share attributable to parent (EPS)
Basic and Diluted,	(0.34)	(0.69)	0.35	(51)

____________

* Greater than 1,000%

Revenue

Revenue increased $6.7 million, or 57%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a change in accounting estimates which negatively affected 2019 revenues by $10.1 million, partially offset by a decrease in revenues attributable to the negative impact of the COVID-19 pandemic on our operations, affecting our billable unit volumes for our ConfirmMDx and SelectMDx tests, which declined 18% and 39% respectively, for the year ended December 31, 2020 compared to the year ended December 31, 2019. During the fourth quarter of 2019, and based on current and historical collections data available at the time, we updated certain assumptions to our estimates, primarily related to management’s decision to reduce the amount of time we carry accounts receivable from 24 months to 12 months, which negatively affected 2019 revenues by $10.1 million.

For the years ended December 31, 2020 and 2019, ConfirmMDx accounted for 94% and 93% of total revenue, respectively.

Cost of Goods & Services Sold

Cost of revenue decreased $1.3 million, or 11%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily as a result of the declines in unit volumes, which were impacted by the COVID-19 pandemic.

Research and Development Expenses

Research and development expenses decreased $4.5 million, or 50%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to an impairment loss in 2019 of intangible assets in the amount of $5.1 million, related to purchase price paid for the acquisition of MDxHealth BV in September 2015 and the associated development costs of AssureMDx. A further impairment loss in the amount of $0.3 million was recorded in 2020 for the previously acquired intellectual property.

Excluding these impairment losses, research and development expenses increased by $0.4 million, or 11%, primarily due a change in presentation of patent expenses which were recorded as part of research and development expenses in 2020, previously under general and administrative expenses in 2019.

Selling and Marketing Expenses

Selling and marketing expense decreased $1.1 million, or 6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a reduction in marketing and travel expenses of $1.9 million as a result of the COVID-19 pandemic travel restrictions, partially offset by an increase of $0.7 million in personnel costs due to salesforce realignment and turnover in 2019.

General and Administrative Expenses

General and administrative expense decreased $1.2 million, or 8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $1.0 million reduction in professional fees as well as a reduction of $0.9 million in patent expenses which were recorded as part of research and development expenses in 2020, previously under general and administrative expenses in 2019, partially offset by an increase of $0.7 million in personnel costs due to increased headcount and benefit costs.

Other Operating Income/Expenses

Other operating income/expenses were comprised of the revaluation of the contingent consideration related to the acquisition of NovioGendix in 2015. Other operating income, net, increased by $1.3 million, primarily due to goodwill impairment in the prior year.

Financial Income/Expense

Financial income was comprised of interest income from deposits, interest expense on our long-term debt facility, foreign exchange gains and losses and other financial losses. Financial expense, net, increased by $1.0 million, or 204%, due to interest expenses on our long-term debt facility of $10.8 million with Kreos Capital which was entered into during the fourth quarter of 2019.

Liquidity and Capital Resources

We have incurred net losses in each quarter since our inception. For the years ended December 31, 2020 and 2019 and for the six months ended June 30, 2021, we incurred a net loss of $28.7 million, $43.1 million and $13.3 million, respectively. We expect to continue to incur significant expenses for the foreseeable future and to incur operating losses in the near term while we make investments to support our anticipated growth.

As of June 30, 2021, we have been financed primarily through net proceeds of approximately €250 million ($297 million) from the sale of our equity securities and long-term debt facilities. Our primary source of cash from operations is cash receipts on accounts receivable from our revenue. As of June 30, 2021, we had cash and cash equivalents of $31.3 million and an accumulated deficit of $228.6 million.

Our primary uses of cash are to fund operating expenses, service debt and acquire equipment. Cash used to fund operating expenses excludes the impact of non-cash items such as depreciation and stock-based compensation and is impacted by the timing of when we pay our operating expenses as reflected in the change in our outstanding accounts payable and accrued expenses. Debt service primarily consists of interest payments on our outstanding debt. Acquisitions of property and equipment primarily consist of purchases of laboratory equipment.

In September 2019, we entered into a senior secured loan agreement with Kreos Capital in the amount of €9.0 million ($10.5 million), which was amended in October 2020 and April 2021. The main characteristics of the loan agreement are:

•      Balance:    As of June 30, 2021 the outstanding balance on the loan agreement was €9.0 million ($10.5 million). In addition, in connection with the facility, a drawdown fee of €630,000 ($748,000) was due to Kreos Capital which was not payable in cash but remained outstanding as a “convertible loan” (the “Initial Convertible Loan”).

•      Term:    We are required to make monthly interest-only payments on the loan through January 2022. As of February 2022 until maturity we are required make monthly interest and principal payments. The loan matures in October 2023.

•      Interest:    The loan accrues interest at a rate of 9.5% per annum.

•      End-of-loan payment:    Upon final repayment of the loan an end-of-loan payment equal to €585,000 will be due to Kreos Capital.

•      Initial Convertible Loan:    The Initial Convertible Loan does not accrue interest and is not required to be repaid. The Company will not have the right to prepay or otherwise terminate the Initial Convertible Loan. The Initial Convertible Loan expires on the earlier of (i) the tenth anniversary of the drawdown of the loan (i.e., November 1, 2029) and (ii) the sale of the entire issued share capital of MDxHealth (the “Expiration Date”).

•      Conversion of the Initial Convertible Loan:    Upon the Expiration Date, the convertible loan will convert automatically into ordinary shares. Prior to the Expiration Date, Kreos Capital may at any time convert the convertible loan into new ordinary shares at its election. Upon conversion of the Initial Convertible Loan, the relevant shares of MDxHealth will be valued at €0.85 per share.

•      Cancellation of the Initial Convertible Loan:    In lieu of converting the Initial Convertible Loan, Kreos Capital may instead cancel the convertible loan at any time (but before the Expiration Date) after the earlier to occur of (i) a repayment or prepayment in full of the loan, and (ii) sale of the entire issued share capital of MDxHealth. In such case, Kreos Capital will be paid an amount equal to 150% of the principal amount of the Initial Convertible Loan.

•      Additional convertible amounts:    In the framework of amendments to the loan after the initial signing date, it has been agreed that an additional €180,000 ($213,000) of the loan will be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price immediately prior to signing the amendment of October 19, 2020 (i.e., €0.95) (rounded) and €202,500 ($240,000) of the loan will be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price ten days prior to signing the amendment of April 19, 2021 (i.e., €1.41) (rounded). These amounts form part of the loan and are thus subject to the amortization schedule and the voluntary prepayment provisions of the loan agreement. If exercised, these amounts will be reduced from the principal amount due under the loan agreement.

In April 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Payments on the loan are deferred for the first eighteen months following disbursement of the loan, with principal and interest payments beginning on the nineteenth month. Interest on the loan continues to accrue during the eighteen-month deferment period. Cash proceeds from the loan were received in July 2020. The PPP loan has been recorded as long-term debt on the company’s consolidated balance sheet as of December 31, 2020 and June 30, 2021.

Funding Requirements

As of June 30, 2021, we had cash and cash equivalents of $31.3 million. Based on our current business plan, we estimate that our current cash and cash equivalents and our anticipated cash flows generated from sales of our products, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this prospectus. In addition, the proceeds of this offering will further reinforce our equity and cash position. We may consider raising additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. As a result of our expected revenue growth, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not fully cover corresponding increases in accounts payable and accrued expenses, which could result in greater working capital requirements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Until such time, if ever, as we can generate revenue to support our cost structure, we expect to finance our operations through equity offerings or debt financings, or other capital resources, including potentially collaborations or licensing arrangements. The sale of equity and convertible debt securities may result in dilution to our shareholders and the terms of these securities could provide for rights, preferences or privileges senior to those of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products or grant licenses on terms that are not favorable to us. Additional capital may not be available on reasonable terms, or at all.

Our ability to generate sufficient revenue to achieve profitability will be heavily dependent on the successful commercialization of our currently marketed products and our anticipated future products, as well as obtaining favorable reimbursement. We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on the commercialization of our existing products and the development of future products.

Our operating results may fluctuate significantly from period to period, depending on the timing of our planned development activities, clinical studies, and the growth of our sales and marketing activities. We expect our expenses will increase substantially for the foreseeable future as we:

•      attract, hire and retain qualified personnel;

•      continue to develop additional products and generate any evidence required to support expanded reimbursement of our products;

•      expand our sales force and territories and increase our marketing activities to drive further awareness and adoption of our products;

•      protect and defend our intellectual property;

•      invest in processes, infrastructure to support the growth of our business; and

•      operate as a dual-listed public company.

The table below summarizes our cash flows information for the six months ended June 30, 2021 and 2020.

	For the six months ended June
(in Thousands)	2021	2020
Net cash used in operations	$(11,642)	$(11,255)
Net cash used in investing activities	(411)	(164)
Net cash from financing activities	27,285	13,113
Effects of exchange rate changes	133	37
Change in cash and cash equivalents	$15,365	$1,731

Net cash used in operations was $11.6 million for six months ended June 30, 2021 compared to $11.3 million for the six months ended June 30, 2020. The increase of cash used in operations of $0.3 million was primarily due to non-cash foreign exchange rate change.

Net cash from investing activities for the six months ended June 30, 2021 was $0.4 million compared to $0.2 million for the six months ended June 30, 2020. The increase in net cash from investing activities related to purchases of property, plant, and equipment during 2021.

Net cash from financing activities for six months ended June 30, 2021 was $27.3 million compared to $13.1 million for the six months ended June 30, 2020. Cash from financing activities for the six months ended June 30, 2021 were primarily from an equity financing of €25.0 million ($30.4 million) in gross proceeds by means of a private placement of 27,777,777 new shares (being approximately 30.63% of the Company’s outstanding shares) at an issue price of €0.90 per share through an accelerated bookbuild offering. Cash from financing activities for the six months ended June 30, 2020 were primarily from an equity investment in the Company by MVM V LP and MVM GP (No.5) LP, funds managed by MVM Partners LLP (collectively “MVM”) of $13.9 million.

Cash Flows

The table below summarizes our cash flows information for the years ended December 31, 2020 and 2019.

	For the year ended December 31
(in Thousands)	2020	2019
Net cash used in operations	$(20,244)	$(22,289)
Net cash used in investing activities	(537)	(73)
Net cash from financing activities	14,290	17,965
Effects of exchange rate changes	394	244
Change in cash and cash equivalents	$(6,097)	$(4,153)

Net cash used in operations was $20.2 million for the year ended December 31, 2020 compared to $22.3 million for the year ended December 31, 2019. The decrease of cash used in operations of $2.0 million was primarily due to a decrease in our operating loss, net of non-cash items, of $10.4 million, partially offset by negative variation in the working capital of $8.3 million.

Net cash from investing activities for the year ended December 31, 2020 was $0.5 million compared to $0.1 million for the year ended December 31, 2019. The increase in net cash from investing activities related to purchases of property, plant, and equipment during 2020.

Net cash from financing activities for the year ended December 31, 2020 was $14.3 million compared to $18.0 million for the year ended December 31, 2019. Cash from financing activities in 2020 were primarily from an equity investment in the Company by MVM V LP and MVM GP (No.5) LP, funds managed by MVM Partners LLP (collectively “MVM”) of $13.9 million as well as proceeds of $2.3 million from the “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act.

Cash from financing activities in 2019 were primarily from a capital increase with the offering of new ordinary shares by means of a private placement in the net amount of $9.6 million and the entering into a loan agreement with Kreos Capital as described above.

Contractual Obligations and Commitments

Our principal obligations consist of a lease liability, financial debt and trade and other payables. The following table sets out, as of December 31, 2020, our contractual obligations and commitments due by period:

	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Long-term debt	$13,097	$2,818	$9,205	$1,074	$—
Operating lease obligations	2,774	757	921	776	320
Total	$15,871	$3,575	$10,126	$1,850	$320

The contractual obligations table does not include any additional potential contingent payments upon the future achievement by us of specified sales-based and other milestones, or royalty payments we may be required to make under license agreements we have entered into pursuant to which we have in-licensed certain intellectual property. See “Business — Collaboration and License Agreements” for additional information. The timing of when these additional payments will actually be made is uncertain and the payments are contingent upon the completion of future activities.

Off Balance Sheet Transactions

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures About Market Risk

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Credit Risk

Credit risk arises from cash and cash equivalents, short-term bank deposits, as well as credit exposure to collaboration partners. Credit risk refers to the risks that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At the end of 2020, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

In the U.S. healthcare system, and particularly within the molecular diagnostic CLIA-laboratory industry, where there are rapid technological advances in diagnostic services, companies provide services to healthcare professionals and their patients, while being reimbursed from commercial and governmental insurance systems. Often these services are provided out-of-network and without supplier contracts. As a result, there is reimbursement risk, separate from credit risk that is characterized by uncertainty in reimbursement value, delays in payment, and ultimately non-payment. This impacts the Company’s revenue recognition and cash collections.

In addition to reimbursement risk associated with commercial third-party payors, credit risk may also arise from amounts due directly from patients. In many cases, payors will cover the entire cost of testing. The ConfirmMDx test falls under the Clinical Laboratory Fee Schedule, so there is no co-payment, co-insurance or deductible for patients covered under traditional Medicare. However, patients covered by commercial insurance companies may be responsible for a co-payment, co-insurance, and/or deductible depending on the health insurance plan and individual patient benefit. Credit risk exists for those patients who cannot meet their co-payment or deductible portions.

Customer’s compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $3,771,000 as of December 31, 2020, and no allowance for expected credit loss was recorded. The Company applies the simplified approach to providing for expected credit losses (ECL) prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents of $15,953,000 is limited given that the counterparties are banks with high credit scores attributed by international rating agencies.

Interest Rate Risk

Our cash consists of cash in readily available checking accounts and money market accounts. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes. Our long-term debt bears interest at a fixed rate and therefore has no exposure to changes in interest rates.

Foreign Currency

Our European operations, including all sales and expenses, are denominated in Euros. At the end of each reporting period, these assets and liabilities are converted to U.S. dollars at the then-applicable foreign exchange rate. As a result, our business is affected by fluctuations in exchange rates between the U.S. dollar and foreign currencies. We enter into limited foreign currency hedging transactions to mitigate our exposure to foreign currency exchange risks. Exchange rate fluctuations may adversely affect our expenses, results of operations, financial position and cash flows. However, to date, these fluctuations have not been significant and a movement of 10% in U.S. dollar to the Euro exchange rate would not have a material effect on our results of operations.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand, except when otherwise indicated.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying accounting policies. The areas involving a higher degree of judgment or complexity are areas where assumptions and estimates are significant to the consolidated financial statements.

When preparing the consolidated financial statements, judgments, estimates and assumptions are made that affect the carrying amount of certain assets and liabilities as well as revenues and expenses. These judgments, estimates and assumptions have been reviewed for each year and are reviewed on a regular basis, taking into consideration past experience and other factors deemed relevant under the then prevailing economic conditions. Changes in such conditions might accordingly result in different estimates in our future consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our critical accounting estimates and assumptions are described in Note 2 to our consolidated financial statements found elsewhere in this prospectus, we believe that the following critical accounting policies and estimates are those most important to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with IFRS 15, at a point in time when control of the services has transferred to the customer. This is generally when the test results are delivered to the customer. Minor other revenue is derived from license fees, royalties and government grants.

A large portion of our revenues are derived from Medicare, which has set a fixed price (via a LCD) for the Company’s ConfirmMDx test. Therefore, the amount of revenue recognized from Medicare for ConfirmMDx is determined by reference to the fixed price in the LCD. For other commercial insurance companies for ConfirmMDx and SelectMDx, where there is no certainty of the amount that will be paid for services rendered, the Company uses historical collection data — on an individual payor basis — to estimate its future collection and corresponding revenues that should be recognized for each of ConfirmMDx and SelectMDx.

We analyze historical collection data on a quarterly basis and make quarterly adjustments to our estimates. In accordance with IFRS 15, revenue is recognized where such a variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation. When historical collection data is insufficient to estimate future collections, we recognize revenue on a cash basis, meaning that revenues will not be recognized until actual cash payment is received from the payor.

Share-Based Payments

We grant stock options in accordance with several share-based compensation plans in consideration for services performed by personnel, directors and business associates. The cost of the services rendered is measured at the fair value of the granted options and recognized as an expense in the income statement. The corresponding credit is recorded directly into equity.

The estimate of the number of options which will ultimately vest is revised at each reporting date. The change in estimate is recorded as an expense with a corresponding correction in equity.

The received amount, less directly attributable transaction costs, will be recorded as share capital and share premium when the options are exercised.

Recently Issued Accounting Pronouncements

We applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or before January 1, 2020. The new standards and amendments that apply for the first time in 2020 did not have a material impact on our financial position, results of operations or cash flows and are described in Note 2.5 to our consolidated financial statements found elsewhere in this prospectus.

Emerging Growth Company and Foreign Private Issuer Status

Emerging Growth Company Status

As a company with an annual revenue under $1.07 billion, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•      the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in this prospectus;

•      exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of our internal controls over financial reporting; and

•      to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of this public offering of our ordinary shares.

We may choose to take advantage of some but not all of these reduced burdens. For example, we have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, and intend to take advantage of the exemption from the auditor attestation on the effectiveness of our internal control over financial reporting. Accordingly, the information that we provide shareholders may be different than you might obtain from other public companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

Foreign Private Issuer Status

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•      the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•      the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•      the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•      Regulation FD, which regulates selective disclosures of material information by issuers.

MANAGEMENT

Our Board of Directors

The following table sets forth certain information relating to our board of directors as of            , 2021.

Name	Age	Position(s)	Term
Koen Hoffman(1)	52	Independent Non-Executive Director (Chairperson of the Board of Directors)	Until 2024
Michael K. McGarrity	58	Executive Director (Chief Executive Officer)	Until 2023
Rudi Mariën(2)	76	Non-Executive Director	Until 2024
Jan Pensaert(3)	50	Non-Executive Director	Until 2024
Dr. Lieve Verplancke(4)	62	Independent Non-Executive Director	Until 2024
Hilde Windels(5)	56	Independent Non-Executive Director	Until 2023
Dr. Regine Slagmulder(6)	55	Independent Non-Executive Director	Until 2023
Dr. Eric Bednarski	50	Non-Executive Director	Until 2023

____________

(1)Acting through Ahok BV.

(2)Acting through RR-Invest S.à.r.l.

(3)Acting through Valiance Advisors LLP.

(4)Acting through Qaly-Co BV.

(5)Acting through Hilde Windels BV.

(6)Acting through Regine Slagmulder BV.

Unless otherwise stated, the address for our directors is CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

Our board of directors has determined that five out of nine of the members of the board are independent under Belgian law and the Nasdaq Stock Market listing requirements.

The following sets forth the biographical information of the members of our board of directors:

Koen Hoffman, chairperson of our board of directors, obtained a Master in Applied Economics and an MBA at Vlerick Business School. Between 1992 and July 2016, he was active at KBC Group at which he started his career in the corporate finance department and later became the CEO of KBC Securities as from October 2012. Since August 2016, he has been the CEO of Value Square asset management. Mr. Hoffman also serves as board member at Fagron (Chair), Greenyard (chair) and SnowWorld.

Michael K. McGarrity, chief executive officer and executive director of our Company, has more than 25 years of experience in the healthcare industry with a unique combination of device, diagnostics and biotechnology experience. Mr. McGarrity is the chair of LeviSense Medical and was most recently the CEO of Sterilis Medical. Prior to Sterilis Medical, he was the CEO of Nanosphere (NASDAQ: NSPH), a nanotechnology-based molecular diagnostics company, where he engineered an operational and strategic turnaround that resulted in its successful sale to Luminex (NASDAQ: LMNX) in 2016. Prior to Nanosphere, Mr. McGarrity spent 13 years at Stryker Corporation (NYSE: SYK). Mr. McGarrity holds a BA from the University of Notre Dame.

Rudi Mariën, non-independent non-executive director of our Company, is President and Managing Director of Gengest BV and Biovest NV. He was the Vice President of Cerba European Lab. Through his management company, Gengest BV, Mr. Mariën has Board mandates in different listed and private biotech companies. Mr. Mariën was co-founder, reference shareholder and Chair of Innogenetics, and has been the founder, shareholder and Managing Director of several clinical reference laboratories including the Barc Group, a leading international centralized clinical laboratory, exclusively dedicated to pharmaceutical studies. Mr. Mariën holds a degree in pharmaceutical sciences from the University of Gent and is specialized in clinical biology.

Jan Pensaert, non-independent non-executive director of our Company, is the Founding Managing Partner of Valiance. He brings over 20 years of experience in growth investing. He leads the Investment Committee for the Valiance Funds and is responsible for all aspects of the Funds’ investment processes. Jan currently serves on the Board of several Valiance entities funds and portfolio companies including MDxHealth, JenaValve, MyCartis and 4Tech. Prior to founding Valiance, Mr. Pensaert was CEO of La Fayette. Before that, he was responsible for the Permal Group’s European-based investment management and research activities, and prior to that he worked at Lazard in Corporate Finance M&A. Jan holds a BA in Business Economics from Gent University in Belgium, and a Masters in Banking & Finance from the University of Aix-Marseille, France.

Dr. Lieve Verplancke MD, independent non-executive director of our Company, a Belgian national, began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary, until 2012. Ms. Verplancke also serves as a Board Member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, Quest for Growth, Stichting tegen Kanker- Fondation contre le Cancer, and Materialise. She was also the Founder and the Managing Director of Qaly@Beersel, an elderly care center in Belgium from 2013-2020. In addition to being a medical doctor (MD– KULeuven University), Ms. Verplancke holds a postgraduate degree in Economics and an MBA from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

Hilde Windels, independent non-executive director of our Company, is the CEO of immunodiagnostic company Antelope Dx BV and has 20 years of experience in the biotechnology sector with a track record of building and structuring organizations, fundraising, M&A, public capital markets and corporate strategies. At Biocartis, she was CEO ad interim and Deputy CEO from September 2015 until September 2017 and CFO from 2011 until September 2015. Previously, Mrs. Windels worked as independent CFO for several private biotech companies and from 1999 to 2008 she was CFO of Devgen. Currently, Mrs. Windels serves as a board member at Erytech and Celyad. In the past, she also served on the boards of Devgen, Biocartis, Ablynx, VIB and FlandersBio. Mrs. Windels holds a Masters in Economics (commercial engineer) from the University of Leuven, Belgium.

Dr. Regine Slagmulder, independent non-executive director of our Company, is a partner and full professor in management accounting & control at Vlerick Business School. Previously, she worked as a strategy practice consultant at McKinsey & Company. She also previously worked as a professor of management accounting at INSEAD and at the University of Tilburg. She serves as an independent director and chair of the audit committee on the board of the investment company Quest for Growth (since 2011) and of Ekopak (since 2021), both listed on Euronext. Dr. Slagmulder graduated in civil electrotechnical engineering and industrial management from the University of Gent, after which she received a management doctorate at Vlerick Business School. As part of her research activities, she was a research fellow attached to INSEAD, Boston University (USA) and the P. Drucker Graduate Management Center at Claremont University (USA).

Dr. Eric Bednarski, non-independent non-executive director of our Company, currently serves as a Partner of MVM Partners LLP. Before joining MVM in 2008, he was a Partner at Advent Healthcare Ventures and a Principal at Advent International Corporation. Prior to Advent, he was a Director in the Corporate Finance Group of Silicon Valley Bank. Dr. Bednarski has a B.S. degree in Neural Science from Brown University and a Ph.D. in Biological Sciences from the University of California, Irvine.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have a board of directors comprised of a majority of independent directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Koen Hoffman (acting through Ahok BV), Dr. Lieve Verplancke (acting through Qaly-Co BV), Hilde Windels (acting through Hilde Windels BV) and Dr. Regine Slagmulder (acting through Regine Slagmulder BV) are “independent directors.” In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining each director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Under Belgian law, a director of a listed company is considered to be independent if he or she does not have a relationship with the company or a major shareholder thereof that compromises his or her independence. A candidate for director who meets the criteria set out in provision 3.5 of the Belgian Corporate Governance Code of 2020, or the Belgian Corporate Governance Code criteria is presumed to be independent until proven otherwise, which require that the director:

a.    Not be an executive, or exercising a function as a person entrusted with the daily management of the company or a related company or person, and not have been in such a position for the previous three years before his/her appointment. Alternatively, such person must no longer enjoy stock options of the company related to this position.

b.    Not have served for a total term of more than twelve years as a non-executive board member.

c.    Not be an employee of the senior management (as defined in article 19.2 of the Belgian act of September 20, 1948 regarding the organization of the business industry) of the company or a related company or person, and not have been in such a position for the previous three years before his/her appointment. Alternatively, such person must no longer enjoy stock options of the company related to this position.

d.    Not be receiving, or having received during his/her mandate or for a period of three years prior to his/her appointment, any significant remuneration or any other significant advantage of a patrimonial nature from the company or a related company or person, apart from any fee he/she receives or has received as a non-executive board member.

e.    Not hold shares, either directly or indirectly, either alone or in concert, representing globally one tenth or more of the Company’s capital or one tenth or more of the voting rights in the company at the moment of appointment.

f.     Not have been nominated, in any circumstances, by a shareholder fulfilling the conditions covered under (e).

g.    Not maintain, nor have maintained in the past year before his/her appointment, a significant business relationship with the company or a related company or person, either directly or as a partner, shareholder, board member, member of the senior management (as defined in article 19.2 of the Belgian act of September 20, 1948 regarding the organization of the business industry) of a company or person who maintains such a relationship.

h.    Not be or have been within the last three years before his/her appointment, a partner or member of the audit team of the company or person who is, or has been within the last three years before his/her appointment, the external auditor of the company or a related company or person.

i.     Not be an executive of another company in which an executive of the company is a non-executive board member, and not have other significant links with executive board members of the company through involvement in other companies or bodies.

              j.      Not have, in the company or a related company or person, a spouse, legal partner or close family member to the second degree, exercising a function as board member or executive or person entrusted with the daily management or employee of the senior management (as defined in article 19.2 of the Belgian act of September 20, 1948 regarding the organization of the business industry), or falling in one of the other cases referred to in a) to i) above, and as far as point b) is concerned, up to three years after the date on which the relevant relative has terminated his/her last term.

k.    When the board of directors presents the candidacy of an independent director who does not meet these criteria to the general meeting, it shall explain the reasons why it still considers that candidate independent in the sense that he or she does not have a relationship with the company or a major shareholder thereof that compromises his or her independence.

Role of the Board in Risk Oversight

Our board of directors is responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Powers, Responsibilities and Functioning of the Board of Directors

We have a “one tier” governance structure whereby our board of directors is the ultimate decision making body, with the overall responsibility for the management and control of our company, and is authorized to carry out all actions that are considered necessary or useful to achieve our Company’s object. The board of directors has entrusted the Company’s day-to-day management to the chief executive officer (CEO) and has appointed the executive management that assists the chief executive officer. The board of directors has also set up several specialized committees, which are further described below. Our board of directors has all powers except for those reserved to the general shareholders’ meeting by law or our articles of association. Our board of directors acts as a collegiate body.

Our board of directors has the power to appoint and remove the chief executive officer. The chief executive officer is charged by the board of directors with the day-to-day management of the Company, and is therefore also managing director of the Company. In this function, the chief executive officer is responsible for the following:

•      the management of the company and the implementation of the decisions of the board of directors, within the strategy, planning, values and budgets approved by the board of directors;

•      overseeing the different central departments and business units of the Company, and reporting to the board of directors on his/her activities; and

•      the development of proposals for the board of directors relating to strategy, planning, finances, operations, human resources and budgets, and such other matters that are to be dealt with at the level of the board of directors.

The chief executive officer reports directly to the board of directors.

Pursuant to the Belgian Companies and Associations Code, our articles of association, and our corporate governance charter, the board of directors should be composed of at least three directors. Our corporate governance charter provides that the board of directors should have a composition appropriate to the

Company’s purpose, its operations, phase of development, structure of ownership and other specifics. The composition of the board of directors should also be determined so as to gather sufficient expertise in the Company’s areas of activity as well as sufficient diversity of skills, background, age and gender. Pursuant to the Belgian Corporate Governance Code, a majority of the directors must be non-executive and at least three directors must be independent in accordance with the criteria set out in the Belgian Corporate Governance Code.

Our directors are elected by our general shareholders’ meeting. The term of the directors’ mandates cannot exceed four years. Resigning directors can be re-elected for a new term. Proposals by the board of directors for the appointment or re-election of any director must be based on a recommendation by the nomination and remuneration committee. In accordance with the Belgian Companies and Associations Code, if the mandate of a director becomes vacant, the remaining directors have the right to appoint temporarily a new director to fill the vacancy until the first general shareholders’ meeting after the mandate became vacant. The new director completes the term of the director whose mandate became vacant. The general shareholders’ meeting can dismiss the directors at any time.

The board of directors elects a chair from among its members on the basis of his or her knowledge, skills, experience and mediation strength. The chair leads the board of directors, takes measures to engender a climate of trust, allowing for open discussions and constructive challenge, and supervises the good and efficient functioning of the board of directors. As of the date of this prospectus, Mr. Hoffman (acting through Ahok BV) is the chair of the board of directors and Mr. McGarrity is the chief executive officer. If the board of directors envisages appointing a former chief executive officer as chair, it should carefully consider the positive and negative implications of such a decision and disclose in the Corporate Governance Statement why such appointment will not hamper the required autonomy of the chief executive officer.

The board of directors should meet as frequently as the interest of the Company requires, or at the request of at least two directors. The board of directors will meet sufficiently regularly to discharge its duties effectively. All decisions within the board of directors require a simple majority of the votes cast at a validly convened and quorate meeting.

Committees of our Board of Directors

Our board of directors is assisted by a number of specialized committees in order to advise the board in respect of decisions to be taken, to give comfort to the board of directors that certain issues have been adequately addressed and, if necessary, to bring specific issues to the attention of the board of directors. The decision-making remains the collegial responsibility of the board of directors.

Our board of directors has established, in its midst and under its responsibility, two board committees which are responsible for assisting the board of directors and making recommendations in specific fields: an audit committee (in accordance with article 7:99 of the Belgian Companies and Associations Code and provision 4.10 and following of the Belgian Corporate Governance Code) and a remuneration and nomination committee (in accordance with article 7:100 of the Belgian Companies and Associations Code and provision 4.17 and following of the Belgian Corporate Governance Code). The terms of reference of these board committees are primarily set out in the Corporate Governance Charter of the Company.

Audit Committee

As of the date of this prospectus, our audit committee consists of            directors:            .

According to the Belgian Companies and Associations Code, all members of the audit committee must be non-executive directors, and at least one member must be independent within the meaning of article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the Belgian Corporate Governance Code. Our board of directors has determined that all members of our audit committee are independent under Rule 10A-3 of the Exchange Act, the applicable listing standards of Nasdaq, and the Belgian Companies and Associations Code and the Belgian Corporate Governance Code.

The members of the audit committee must have a collective expertise relating to the activities of the Company, and at least one member of the audit committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our board of directors has determined that the members of the audit committee satisfy the competency requirement, and our board of directors has further determined that            qualifies as an “audit committee financial expert” as defined under the Exchange Act.

The audit committee will be governed by a charter that complies with Nasdaq listing rules and the Belgian Corporate Governance Code.

Without prejudice to the legal responsibilities of the board of directors, the audit committee has the following roles:

•      to inform our board of directors of the result of the audit of the financial statements and the manner in which the audit has contributed to the integrity of the financial reporting and the role that the audit committee has played in that process;

•      to monitor the financial reporting process, and to make recommendations or proposals to ensure the integrity of the process;

•      to monitor the effectiveness of our company’s internal control and risk management systems, and our Company’s internal audit process and its effectiveness;

•      to monitor the audit of the annual statutory and consolidated financial statements, including the follow-up questions and recommendations by the statutory auditor and, as the case may be, the auditor responsible for the audit of the consolidated financial statements;

•      to assess and monitor the independence of the statutory auditor, in particular with respect to the appropriateness of the provision of additional services to the Company. More specifically, the audit committee analyses, together with the statutory auditor, the threats for the statutory auditor’s independence and the security measures taken to limit these threats, when the total amount of fees exceeds the criteria specified in article 4 § 3 of Regulation (EU) No 537/2014; and

•      to make recommendations to our board of directors on the selection, appointment and remuneration of our Company’s statutory auditor in accordance with article 16 § 2 of Regulation (EU) No 537/2014.

The audit committee shall meet whenever it deems it necessary for the proper performance of its duties and at least four regularly scheduled meetings each year. The audit committee regularly reports to our board of directors on the exercise of its missions, and at least once a year prior to the approval of the annual financial statements and annual report by the board of directors on the operations, findings and recommendations of the audit committee. The members of the audit committee shall have unrestricted access to the offices and all information and papers kept by the company and its subsidiaries. Each member of the audit committee may ask the executive management or any other staff member of the company or its subsidiaries to submit the information that he or she deems useful, appropriate or necessary to perform his or her tasks within the framework of the audit committee.

Without prejudice to the statutory provisions which determine that the statutory auditor must address reports or warnings to our corporate bodies, the statutory auditor must discuss, at the request of the statutory auditor, or at the request of the audit committee or of our board of directors, with the audit committee or with the board of directors, essential issues which are brought to light in the exercise of the statutory audit of the financial statements, which are included in the additional statement to the audit committee, as well as any meaningful shortcomings discovered in our internal financial control system.

Nomination and Remuneration Committee

According to article 7:100 § 4 of the Belgian Companies and Associations Code, our Company would meet the size criteria in order to operate without a separate remuneration committee, but we have chosen to continue operating with a separate nomination and remuneration committee.

As of the date of this prospectus, our nomination and remuneration committee consists of             directors:            .

In line with the Belgian Companies and Associations Code and the Belgian Corporate Governance Code (i) all members of the nomination and remuneration committee are non-executive directors, (ii) the nomination and remuneration committee consists of a majority of independent directors, and (iii) the remuneration committee is chaired by the chairperson of our board of directors or another non-executive director appointed by the committee, it being understood that the chair of the board of directors should not chair the committee when dealing with the designation of his successor. Our board of directors has determined that            members of our nomination and remuneration committee are independent under the applicable listing standards of Nasdaq and            members of our remuneration committee are independent under the applicable rules of the Belgian Companies and Association Code and the Belgian Corporate Governance Code.

Pursuant to the Belgian Companies and Associations Code, a remuneration committee must have the necessary expertise in terms of remuneration policy. Our board of directors has determined that the members of the nomination and remuneration committee satisfy this requirement.

The role of the nomination and remuneration committee is to make recommendations to the board of directors with regard to the appointment and remuneration of directors and members of the executive management and, in particular, to:

•      to identify, recommend and nominate, for the approval of the board of directors, candidates to fill vacancies in the board of directors and executive management positions as they arise. In this respect, the nomination and remuneration committee must consider and advise on proposals made by relevant parties, including management and shareholders;

•      to advise the board of directors on any proposal for the appointment of the chief executive officer and on the chief executive officer’s proposals for the appointment of other members of the executive management;

•      to draft appointment procedures for members of the board of directors and the chief executive officer;

•      to ensure that the appointment and re-election process is organized objectively and professionally;

•      to periodically assess the size and composition of the board of directors and make recommendations to the board of directors with regard to any changes;

•      to consider issues related to succession planning;

•      to make proposals to the board of directors on the remuneration policy for directors and members of the executive management and the persons responsible for the day-to-day management of the company, as well as, where appropriate, on the resulting proposals to be submitted by the board of directors to the shareholders’ meeting;

•      to make proposals to the board of directors on the individual remuneration of directors and members of the executive management, and the persons responsible for the day-to-day management of the company, including variable remuneration and long-term incentives, whether or not share-related, in the form of share options or other financial instruments, and arrangements on early termination, and where applicable, on the resulting proposals to be submitted by the board of directors to the shareholders’ meeting;

•      to prepare a remuneration report to be included by the board of directors in the annual Corporate Governance Statement;

•      to present and provide explanations in relation to the remuneration report at the annual shareholders’ meeting; and

•      to report regularly to the board of directors on the exercise of its duties.

Pursuant to the Belgian Companies and Associations Code, the chief executive officer participates in the meetings of the remuneration committee in an advisory capacity each time the remuneration of another member of the executive management is being discussed.

Our Executive Management

The following table sets forth certain information relating to our executive management as of            , 2021.

Name	Age	Position(s)
Michael K McGarrity	58	Chief Executive Officer and Executive Director
John Bellano	53	Chief Commercial Officer
Ron Kalfus	46	Chief Financial Officer
Joseph Sollee	57	Executive Vice President of Corporate Development and General Counsel

Unless otherwise stated, the address for our executive management is CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

The following is the biographical information of those members of our executive management who do not also serve on our board of directors:

John Bellano, our chief commercial officer, joined MDxHealth in June 2019. He has more than 25 years of experience in the healthcare Industry. Mr. Bellano started his career in pharmaceuticals and transitioned to molecular diagnostics where he has spent the past 20 years of his career, most recently as Chief Commercial Officer of Sterilis Solutions. Prior to Sterilis Solutions he served as the commercial leader for pharmacogenomic companies Assurex Health and AltheaDx. Mr. Bellano holds a degree from Allentown College.

Ron Kalfus, our chief financial officer, joined MDxHealth in July 2019. He has over 20 years of leadership experience in both public and private companies within diagnostics/biotech and other sectors, and brings extensive knowledge in financial operations and management. Mr. Kalfus joined MDxHealth from Rosetta Genomics, where he helped lead efforts to reposition the company for commercial success with its oncology diagnostic products. Prior to Rosetta, Mr. Kalfus served as the CFO and Treasurer of MabCure, a Belgium-based publicly-traded biotechnology start up in the field of early cancer detection using antibodies. Mr. Kalfus holds a MS in Accounting from Fairleigh Dickinson University and a BBA in Finance from the University of Georgia and is a CPA licensed in New Jersey.

Joseph Sollee, our executive vice president of corporate development and general counsel, has provided legal counsel to MDxHealth since its inception in 2003, and in April 2008 joined our management team. Prior to joining the Company, Mr. Sollee served as Special Counsel with the law firm of Kennedy Covington (now K&L Gates), where he led the Life Sciences Practice Group. Mr. Sollee has more than 20 years of experience in the life sciences industry, and has held senior legal and management positions at Triangle Pharmaceuticals and TherapyEdge. In addition, he has practiced as a corporate attorney in the Washington D.C. legal firm Swidler & Berlin and in investment banking at Smith Barney in New York. Mr. Sollee received a Juris Doctorate in Law (JD) and a Master’s degree in International & Comparative Law (LLM) from Duke University, a BA degree from Harvard University, and has been certified into the legal bars of New York, Washington D.C. and North Carolina.

Family Relationships

There are no family relationships among any of the members of our executive management and/or our board of directors.

Corporate Governance Code

We adopted a corporate governance charter that is in line with the Belgian Corporate Governance Code. The corporate governance charter describes the main aspects of the corporate governance of our company, including our governance structure, the terms of reference of our board of directors and its committees and other important topics. The corporate governance charter must be read together with our articles of association.

The Belgian Corporate Governance Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Corporate Governance Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations. We apply the ten corporate governance principles contained in the Belgian Corporate Governance Code and comply with the corporate governance provisions set forth in the Belgian Corporate Governance Code, except in relation to the following:

•      Given the size of our Company, no internal audit function exists at this time. In line with provision 4.14 of the Belgian Corporate Governance Code, the need for an internal audit function will be reviewed annually.

•      Following the modification of the directors’ remuneration on 30 July 2020, effective as from 1 July 2020, the non-executive directors that are not independent directors shall not be entitled to a remuneration in cash, but shall each year be entitled to receive share options for a maximum of 10,000 shares of the Company. This is contrary to provision 7.6 of the Belgian Corporate Governance Code, which provides that no share options should be granted to non-executive directors. We believe that this provision of the Belgian Corporate Governance Code is not appropriate and adapted to take into account the realities of companies in the biotech and life sciences industry that are still in a development phase. Notably, the ability to remunerate non-executive directors with share options allows us to limit the portion of remuneration in cash that we would otherwise need to pay to attract or retain renowned experts with the most relevant skills, knowledge and expertise. We are of the opinion that granting non-independent non-executive directors the opportunity to be remunerated in part in share-based incentives rather than all in cash enables the non-independent non-executive directors to link their effective remuneration to the performance of us and to strengthen the alignment of their interests with the interests of our shareholders. We believe that this is in the interest of the Company and its stakeholders. Furthermore, we believe that this is customary for directors active in companies in the life sciences industry.

•      In accordance with provision 7.6 of the Belgian Corporate Governance Code, the non-executive directors should receive a part of their remuneration in the form of our shares. We have however no distributable reserves and therefore does not meet the legal requirements to proceed to a shares buy-back. As a result, we do not own any treasury shares and are unable to grant existing shares to non-executive directors as part of their remuneration. The interests of the non-independent non-executive directors are currently considered to be sufficiently oriented to the creation of long-term value for us. Finally, the board will propose to remunerate the independent directors in cash, but leaving it at the own initiative of the independent directors whether or not they wish to use such funds (in whole or in part) to acquire existing shares of the Company.

•      In accordance with provision 7.9 of the Belgian Corporate Governance Code, the board of directors should set a minimum threshold of shares to be held by the executive management. A part of the remuneration of the executive management consists of options to subscribe our shares, which should allow the executive management over time to acquire our shares, in line with the objectives of the option plans.

•      Pursuant to article 7:91 of the Belgian Companies and Associations Code and provision 7.11 of the Belgian Corporate Governance Code, shares should not vest and share options should not be exercisable within three years as of their granting. It has been expressly provided by our general shareholders’ meeting that the board of directors is explicitly authorized to deviate from the provisions of 7:91 of the Belgian Companies and Associations Code, for all persons who fall within the scope of these provisions (whether directly or pursuant to articles 7:108 and 7:121 of the Belgian Companies and Associations Code, or otherwise). We are of the opinion that this allows for more flexibility when structuring share-based awards. For example, it is customary for option plans to provide for a vesting in several instalments over a well-defined period of time, instead of vesting after three years only. This seems to be more in line with prevailing practice.

•      In accordance with provision 7.12 of the Belgian Corporate Governance Code, the board of directors should include provisions that would enable us to recover variable remuneration paid, or withhold the payment of variable remuneration, and specify the circumstances in which it would be appropriate to do so, insofar as enforceable by law. We believe that this provision of the Belgian Corporate Governance Code is not appropriate and adapted to take into account the realities of companies in the biotech and life sciences industry, including, notably, for management teams located in the United States. The share option plans set up by us do however contain bad leaver provisions that can result in the share options, whether vested or not, automatically and immediately becoming null and void. Notwithstanding our position that share options are not to be qualified as variable remuneration, the board of directors is of the opinion that such bad leaver provisions sufficiently protect our interests and that it is therefore currently not necessary to provide for additional contractual provisions that give us a contractual right to reclaim any (variable) remuneration from the members of the executive management. For that reason, there are no contractual provisions in place between us and the members of the executive management that give us a contractual right to reclaim from said executives any variable remuneration that would be awarded.

What constitutes good corporate governance will evolve with the changing circumstances of a company and with the standards of corporate governance globally, and must be tailored to meet those changing circumstances. Our board of directors intends to update the corporate governance charter as often as required to reflect changes to our corporate governance.

Our articles of association and the corporate governance charter are available on our website (www.mdxhealth.com) and can be obtained free of charge at our registered office. Information contained on our website does not constitute part of this prospectus.

Differences between Our Corporate Governance Practices and the Listing Rules of the Nasdaq Stock Market

The listing rules of the Nasdaq Stock Market include certain accommodations in relation to corporate governance requirements that allow foreign private issuers, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The application of such exceptions requires that we disclose each instance of non-compliance with the Nasdaq Stock Market listing rules that we do not follow and describe the Belgian corporate governance practices that we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard.

We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

•      Quorum at Shareholder Meetings.    Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding shares of common voting stock. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters. See “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information — Description of the Rights and Benefits Attached to Our Shares — Quorum and majorities.”

•      Nomination and Remuneration Committee.    Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees. However, our articles of association provide that our board of directors may form committees from among its members. Accordingly, our board of directors has set up and appointed a nomination and remuneration committee. Pursuant to article 7:100 of the Belgian Companies and Associations Code, only a majority of the members of the remuneration committee should in principle meet the independence criteria referred to in article 7:87 of the Belgian Companies and Associations Code and set out in provision 3.5 of the Belgian Corporate Governance Code. Pursuant to provision 4.19 of the Belgian Corporate Governance Code, only a majority of the members of the remuneration committee must qualify as independent.

•      Charters.    Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

•     Independent Director Majority.    Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have a majority of independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter and provision 3.4 of the Belgian Corporate Governance Code, at least three directors must be independent directors under Belgian law. Furthermore, in line with the provisions of the Belgian Companies and Associations Code and the Belgian Corporate Governance Code, the nomination and remuneration committee should consist of a majority of independent directors, and the audit committee should have at least one independent director among its members

•      Meetings of Independent Directors.    Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all, although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

•      Stockholder Approval of Equity Compensation Arrangements. Nasdaq Stock Market Listing Rule 5635(c) requires shareholder approval when a plan or other equity compensation arrangement is established or materially amended. Under Belgian law the establishment or amendment of equity compensation arrangements does not require a prior approval by the general shareholders’ meeting. However, pursuant to Belgian law our shareholders must decide any issuance of new equity, as a general matter. As mentioned in section “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information — Capital increases decided by the board of directors.”, the shareholders may also authorize the board of directors, within certain limits, to issue new equity (including equity compensation arrangements) in the framework of the so-called authorized capital. By virtue of a resolution of our extraordinary general shareholders’ meeting of May 27, 2021, our board of directors was authorized to issue equity (including equity compensation arrangements) in the framework of the authorized capital. Furthermore, the compensation of director mandates is subject to an approval by the general shareholders’ meeting. See also “Management — Compensation of Our Directors and Executive Management”. In the future, we intend to keep following Belgian home country rules and practice.

Compensation of Our Directors and Executive Management

Our current remuneration policy is based on meritocracy and a sense of ownership and is designed to reward performance in order to motivate members of the board of directors and the executive management of the Company in order to deliver increased shareholder value through superior business results.

We have prepared and submitted a remuneration policy in accordance article 7:89/1 of the Belgian Companies and Associations Code to the general shareholders’ meeting of the Company, which approved said remuneration policy on May 27, 2021. Upon every material change to the remuneration policy and in any case at least every four years, the remuneration policy will be submitted to the general shareholders’ meeting for approval. The shareholders’ vote on the remuneration policy is binding. We will only pay remuneration in accordance with the remuneration policy approved by the general shareholders’ meeting.

Compensation of Our Board of Directors

Upon recommendation and proposal of the nomination and remuneration committee, our board of directors determines the remuneration of the directors to be proposed to the general shareholders’ meeting.

Pursuant to Belgian law, the general shareholders’ meeting approves the remuneration of the directors, including inter alia, each time as relevant:

a.    in relation to the remuneration of executive and non-executive directors, the exemption from the rule that share based awards can only vest after a period of at least three years as of the grant of the awards (article 7:91, first subsection of the Belgian Companies and Associations Code);

              b.    in relation to the remuneration of executive directors, the exemption from the rule that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least three years (article 7:91, second to fourth subsection of the Belgian Companies and Associations Code);

c.    in relation to the remuneration of non-executive directors, any variable part of the remuneration (independent directors can never receive a variable remuneration) (Article 7:92, fourth and fifth subsection of the Belgian Companies and Associations Code); and

d.    any provisions of service agreements to be entered into with executive directors providing for severance payments exceeding twelve months’ remuneration and if the severance payments exceed eighteen months’ remuneration, only with the prior recommendation of the nomination and remuneration committee (article 7:92, first subsection of the Belgian Companies and Associations Code).

Notwithstanding points (a) and (b) above, pursuant to our articles of association, our board of directors is explicitly authorized to deviate from the provisions of article 7:91 of the Belgian Companies and Associations Code.

The level and structure of the remuneration of the members of the board of directors are determined based on their general and specific responsibilities and market practice. Our shareholders approved the following annual remuneration and compensation of the members of the board of directors:

	Compensation
	(in EUR)	(in USD)
Chairman – Non-Executive Director	59,500	70,500
Non-Executive Director (including Independent Directors)	35,000	41,500
Additional fee for the Chair of the Audit Committee	17,500	20,700
Additional fee for a Member of the Audit Committee (other than the Chair of the Audit Committee)	9,000	10,700
Additional fee for the Chair of the Nomination and Remuneration Committee	17,500	20,700
Additional fee for a Member Nomination and Remuneration Committee Member (other than the Chair of the Nomination and Remuneration Committee)	5,500	6,500

The abovementioned remuneration can be reduced pro rata temporis depending on the duration of the mandate, chairpersonship or membership of a director during a given year. The abovementioned amounts are exclusive of VAT and similar charges.

Directors are not entitled to any kind of performance cash bonus or other kind of variable remuneration.

Mr. McGarrity, our chief executive officer and a member of our board of directors, does not receive any compensation for his service as a director.

Additionally, directors are not entitled to any kind of compensation when their mandate ends.

For 2020, the following remuneration or compensation was due to the directors (excluding Mr. McGarrity):

	Compensation
	(in EUR)	(in USD)
Koen Hoffman(1)	53,000	62,750
Rudi Mariën(2)	—	—
Timothy Still(3)	43,000	51,000
Jan Pensaert(4)	6,000	7,100
Dr. Lieve Verplancke(5)	37,000	43,800
Hilde Windels(6)	51,000	60,400
Dr. Regine Slagmulder(7)	18,000	21,300
Dr. Eric Bednarski	—	—

____________

(1)Acting through Ahok BV.

(2)Acting through RR-Invest S.à.r.l.

(3)Acting through TSTILL Enterprises LLC.

(4)Acting through Valiance Advisors LLP.

(5)Acting through Qaly-Co BV.

(6)Acting through Hilde Windels BV.

(7)Acting through Regine Slagmulder BV.

The table below provides an overview as of July 31, 2021 of the warrants held by the non-executive directors.

Warrants
Name	Number of Ordinary Shares Underlying the Warrants	Warrant Exercise Price per Ordinary Share Underlying the Warrants (in EUR)	Warrant Expiration Date
Koen Hoffman(1)	10,000 20,000	4.97 1.28	June 18, 2027 June 20, 2029
Rudi Mariën(2)	6,000 6,000 6,000 4,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000	1.52 2.05 4.25 4.13 4.91 4.13 4.97 4.97 1.28 1.28 1.375	June 14, 2022 June 14, 2022 June 14, 2022 June 22, 2024 June 22, 2024 June 22, 2024 June 18, 2027 June 18, 2027 June 20, 2029 June 20, 2029 May 26, 2031
Jan Pensaert(4)	6,000 4,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000	4.25 4.13 4.91 4.13 4.97 4.97 1.28 1.28 1.375	June 14, 2022 June 22, 2024 June 22, 2024 June 22, 2024 June 18, 2027 June 18, 2027 June 20, 2029 June 20, 2029 May 26, 2031
Dr. Lieve Verplancke(5)	10,000 10,000 10,000	4.97 4.97 1.28	June 18, 2027 June 18, 2027 June 20, 2029

Warrants
Name	Number of Ordinary Shares Underlying the Warrants	Warrant Exercise Price per Ordinary Share Underlying the Warrants (in EUR)	Warrant Expiration Date
Hilde Windels(6)	10,000 10,000	4.97 1.28	June 18, 2027 June 20, 2029
Dr. Regine Slagmulder(7)	None
Dr. Eric Bednarski	None

____________

(1)Acting through Ahok BV.

(2)Acting through RR-Invest S.à.r.l.

(3)Acting through TSTILL Enterprises LLC.

(4)Acting through Valiance Advisors LLP.

(5)Acting through Qaly-Co BV.

(6)Acting through Hilde Windels BV.

(7)Acting through Regine Slagmulder BV.

Compensation of Our Executive Management

The remuneration of the chief executive officer and the other members of our executive management is based on recommendations made by our nomination and remuneration committee. The chief executive officer can, and will in principle be invited to, participate in an advisory capacity to the meetings of the committee when it deals with the remuneration of other executive managers.

The remuneration of our executive management is determined by our board of directors, in accordance with the current remuneration policy pursuant to Article 7:89/1 Belgian Companies and Associations Code, as approved by the general shareholders’ meeting of 27 May 2021.

As an exception to the foregoing rule, Belgian law provides that the general shareholders’ meeting must approve, as relevant:

a.    in relation to the remuneration of members of the executive management and other executives, an exemption from the rule that share-based awards can only vest after a period of at least three years as of the grant of the awards (article 7:121, last subsection juncto article 7:91, first subsection of the Belgian Companies and Associations Code);

b.    in relation to the remuneration of members of the executive management and other executives, an exemption from the rule that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least three years (article 7:121, last subsection juncto article 7:91, second to fourth subsection of the Belgian Companies and Associations Code); and

c.    any service agreements to be entered into with members of the executive management and other executives (as the case may be) providing for severance payments exceeding twelve months’ remuneration (or, subject to a motivated opinion by the remuneration committee, eighteen months’ remuneration) (article 7:121, last subsection juncto article 7:92, first subsection of the Belgian Companies and Associations Code).

Notwithstanding points (a) and (b) above, our board of directors has been explicitly authorized in the articles of association to deviate from the provisions of Article 7:91 of the Belgian Companies and Associations.

Each member of the executive management is entitled to a basic fixed remuneration designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The majority of the annual remuneration is a fixed compensation amount. There is no minimum or maximum variable bonus.

The chief executive officer has a fixed remuneration, a fixed bonus and variable bonus linked to the performance of the Company and to his capacity to manage remuneration costs.

The other management team members receive a fixed remuneration plus a variable bonus that is linked to their personal achievements (i.e. experience, know-how, education, skills, responsibilities, and performance) and the achievements of the Company. The remuneration is closely linked to performance.

Bonuses, if any, are linked to identifiable objectives and to special projects and are set and measured on a calendar-year basis. Non-performers are not retained in the Company. The performance objectives of the management team members are primarily evaluated with regard to the following criteria: (i) respect of the board-approved annual budget, and (ii) meeting measurable operational targets. The various objectives and their weighting may differ for the individual managers.

The nomination and remuneration committee of the board of directors meets annually to review the performance of the executive managers, to compare the actual measurable results to the objectives that were pre-defined by the committee, and to establish the measurable objectives for the ensuing calendar year.

Each member of the executive management is in principle entitled to receive share options or subscription rights.

Each member of the executive management who is a salaried employee may be entitled to a number of fringe benefits, which may include participating in a defined contribution pension or retirement scheme, disability insurance, a company car, a mobile telephone, internet access and/or a laptop computer according to general Company policy, and other collective benefits (such as hospitalization insurance and meal vouchers). Executive members who are engaged on the basis of a services contract do not receive fringe benefits, except that they may be provided with a mobile phone and laptop computer according to General Company policy, and they qualify for reimbursement of expenses incurred while carrying out their professional responsibilities.

Executive managers of the Company that are employed under employee contracts are entitled to enroll in defined-contribution type pension plans (such as 401(k) plans in the United States). Executive managers of the Company that are engaged on the basis of a service agreement are not entitled to any pension plans or pension plan contributions from the Company.

Furthermore, the Company has entered into indemnification arrangements with the members of the executive management and has implemented directors’ and officers’ insurance coverage in order to cover liability they may incur in the exercise of their mandates.

Mr. McGarrity is remunerated on the basis of his executive management position. As CEO, Mr. McGarrity is entitled to a gross annual base salary of $400,000.00, which will be reviewed by the board of directors (or the nomination and remuneration committee) on an annual basis, and an annual bonus of up to 50% of the then applicable base salary. In connection with his hiring as CEO in February 2019, Mr. McGarrity also received a one-time grant of 1,500,000 subscription rights (employee share options) and a one-time signing bonus in the gross amount of $85,000.00. Furthermore, Mr. McGarrity is entitled to the reimbursement of expenses, and he and his dependents are eligible to participate in all group health, medical, dental, disability and insurance plans, incentive, savings and retirement plans, and other employee benefits that are established by the Company for its executives.

Excluding the value of subscription rights, the remuneration and benefits provided to Mr. McGarrity in 2020 were composed of the following:

	Compensation
	(in EUR)	(in USD)
Fixed gross remuneration(1)	370,308	422,966
Supplementary paid compensation(2) (gross)	64,223	73,356
Pension benefits	788	900
Other benefits(3)	40,782	46,581
Total	476,101	543,803

____________

(1)Total cost to the Company, including employer social security contributions and vacation pay accrual.

(2)Excludes value of 450,000 subscription rights already created, issued, and accepted in 2020 under the Company’s 2019 Share Option Plan.

(3)Includes Company-paid and other similar benefits, such as the employer’s payroll taxes, meal tickets and health insurances. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The 2020 combined remuneration package of the other executive management team members in office in 2020 (excluding the CEO) — i.e. John Bellano, Joseph Sollee and Ron Kalfus — including employer taxes, was €1,040,581, composed of the following:

	Compensation
	(in EUR)	(in USD)
Fixed gross remuneration(1)	782,621	893,910
Bonuses paid and awarded (2) (gross)	39,587	45,216
Pension benefits	18,940	21,633
Other benefits(3)	111,883	127,792
Total	1,040,581	1,188,551

____________

(1)Includes employer taxes and vacation pay accrual. Excludes VAT.

(2)Excludes value of subscription rights already created, issued, and accepted in 2020 by certain other executive managers under the Company’s 2019 Share Option Plan.

(3)Includes for some individuals a Company car, meal vouchers, and other similar benefits. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The total remuneration and benefits paid to the executive management team members (including the CEO) in 2020 and 2019 was €1,516,682 and €2,056,865 respectively ($1,732,354 and $2,302,660, respectively) (gross amount, excluding VAT and share based compensation). In the aforementioned figures, the service fees of the managers hired on the basis of a service agreement are included with the salaries of the other management team members.

The primary performance objectives for the bonuses of the above management team members in 2020 were the following:

•      respect of the board-approved annual budget, with a focus on cash-flow management; and

•      meeting measurable operational targets, such as the commercialization of its ConfirmMDx for Prostate and SelectMDx for Prostate tests and attainment of revenue targets.

The table below provides an overview as of July 31, 2021 of the warrants held by the members of the executive management team.

Warrants
Name	Number of Ordinary Shares Underlying the Warrants	Warrant Exercise Price per Ordinary Share Underlying the Warrants (in EUR)	Warrant Expiration Date
Michael K. McGarrity	1,500,000 450,000 1,000,000	1.49 0.80 1.375	June 18, 2027 June 20, 2029 May 26, 2031
Ron Kalfus	200,000 347,000 400,000	1.24 0.80 1.375	June 20, 2029 June 20, 2029 May 26, 2031
Joseph Sollee	35,000 40,000 40,000 40,000 40,000 230,000 98,000 350,000	2.00 3.60 4.49 3.78 5.35 1.24 0.80 1.375	June 14, 2022 June 14, 2022 June 22, 2024 June 22, 2024 June 22, 2024 June 20, 2029 June 20, 2029 May 26, 2031
John Bellano	400,000 288,000 450,000	1.24 0.80 1.375	June 20, 2029 June 20, 2029 May 26, 2031

Warrant Plans

We have created several pools of subscription rights (warrants) under stock option plans for grant to eligible employees, directors, and consultants. On the date of this prospectus, the Company has the following outstanding plans:

•      the March 2012 Share Options plan, issued on March 15, 2012 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options;

•      the May 2012 Share Options plan, issued on June 15, 2012 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options;

•      the 2014 Share Options plan, issued on June 23, 2014 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options;

•      the 2017 Share Options plan, issued on June 19, 2017 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options;

•      the 2019 Share Options plan, issued on June 21, 2019 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options; and

•      the 2021 Share Options plan, issued on May 27, 2021 for members of the members of the personnel of the Company, as defined under article 1:27 of the BCAC (with the exclusion of independent directors), entitling the holder thereof to acquire one share when exercising one of his or her share options.

The warrants are granted to employees (mainly), consultants or directors of the Company and its subsidiaries. Each warrant entitles its holders to subscribe to one new share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the occasion of their issuance. The warrants issued have generally a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void. In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has provided at least one year of service. However, there are certain exceptions to this rule which are, if applicable, specified in the relevant stock option plans. The warrants granted under the May 2012 Share Options plan and under the 2014 Share Options plan to directors all vest on the date of the annual meeting that takes place in the calendar year following the calendar year in which they were granted, provided that the mandate of the relevant director has not ended or been terminated. The warrants granted under the May 2012 Share Options plan and under the 2014 Share Options plan to beneficiaries who are not directors all vest in installments of 25% per year, the first tranche of 25% vesting on the first anniversary date of the date of grant and the following tranches vesting on a quarterly basis.

The following table sets forth all warrants granted under the warrant plans in force as of July 31, 2021, including the plan pursuant to which the warrants were granted, the number of warrants issued, the number of warrants outstanding, the issue date and the exercise price per warrant:

Name of Plan	Number of Warrants Issued	Number of Warrants Outstanding	Issue Date	Exercise Price per Warrant
March 2012 Share Options plan	565,000	35,000	March 15, 2012	From 1.71 to 2.07
May 2012 Share Options plan	700,000	276,000	June 15, 2012	From 1.52 to 5.02
2014 Share Options plan	1,500,000 (68,500 available for grant)	526,000	June 23, 2014	From 3.43 to 5.41
2017 Share Options plan	2,500,000 (27,000 available for grant)	1,989,843	June 19, 2017	From 0.80 to 4.98
2019 Share Options plan	3,000,000 (312,000 available for grant)	2,678,000	June 21, 2019	From 0.80 to 1.28
2021 Share Options plan	3,600,000 (420,000 available for grant)	3,180,000	May 27, 2021	From 1.375 to 1.385

Other than the warrants set forth in the above table and the new shares issuable at the occasion of a contribution in kind by Kreos Capital VI (UK), or Kreos Capital, of its outstanding loan payables vis-à-vis the Company (see section “Kreos Loan Agreement” below), there are no other stock options, options to purchase securities or other rights to subscribe for or purchase outstanding securities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements with the members of the board of directors and the executive management

Each non-executive director exercises his/her mandate as a self-employed worker. According to our articles of association, the term of a directors’ mandate cannot exceed four (4) years, but may be renewed. The directors’ mandates may be terminated ad nutum (at any time) without any form of compensation. There is no specific agreement between us and non-executive directors which waives or restrains this right of the Company to terminate ad nutum (at any time) the mandates of the directors.

Currently, all the members of the executive management are engaged on the basis of an employment agreement. The employment agreements are for an indefinite term. The employment agreements include, where appropriate, non-competition undertakings, as well as confidentiality and intellectual property transfer undertakings (which are intended to obtain maximum protection of our interests, under applicable laws and subject to the employee’s agreement).

•      We hired Mr. Michael K. McGarrity, acting in the role of Chief Executive Officer, effective as of February 18, 2019. The executive employment agreement with Mr. McGarrity provides that if we terminate the employment agreement without cause or if Mr. McGarrity resigns for good reason, Mr. McGarrity shall be eligible to receive as severance an amount equal to twelve months of base salary in effect at the time of the separation. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

•      Acting under the direction of the board of directors, we hired Mr. Ron Kalfus, acting in the role of Chief Financial Officer, effective as of July 22, 2019. The executive employment agreement with Mr. Kalfus provides that if we terminate the employment agreement without cause or if Mr. Kalfus resigns for good reason, Mr. Kalfus shall be eligible to receive as severance an amount equal to six months of base salary in effect at the time of the separation, which amount will increase to twelve months of base salary for a termination that occurs after July 22, 2020. In addition, we have has the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

•      Acting under the direction of the board of directors, we hired Mr. John Bellano, acting in the role of Chief Commercial Officer, effective as of June 19, 2019. The executive employment agreement with Mr. Bellano provides that if we terminate the employment agreement without cause or if Mr. Bellano resigns for good reason, Mr. Bellano shall be eligible to receive as severance an amount equal to six months of base salary in effect at the time of the separation, which amount will increase to twelve months of base salary for a termination that occurs after June 19, 2020. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

•      The executive employment contract with Mr. Joe Sollee dates from before the entry into force of the Belgian Act of April 6, 2010 on corporate governance in public and listed companies and is in conformity with common employment law. The contract with Mr. Sollee provides that if his employment is terminated for a reason other than serious misconduct or if Mr. Sollee resigns for good reason, he will be entitled to severance pay of nine (9) months gross remuneration and benefits. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

Warrants Granted to Our Board Directors and Executive Management

We have granted warrants to certain members of our board of directors and executive management. For more information regarding the warrants granted to our board of directors and executive management. See “Management — Compensation of Our Directors and Executive Management.”

MVM Subscription Agreement

As part of an investment by MVM V LP and MVM GP (No. 5) LP, or collectively MVM, into our share capital, our company entered in April 2020 into a subscription agreement with MVM, or the Subscription Agreement. Pursuant to the Subscription Agreement, MVM is entitled to have one observer at the board of directors of our company for as long as MVM holds in aggregate 5% of our company’s outstanding shares. At the date of this prospectus, the observer of MVM at our board of directors is Dr. Kyle Dempsey. In addition, we agreed that MVM could propose to our general shareholders’ meeting to appoint Dr. Eric Bednarski as director of the Company. Our general shareholders’ meeting held on July 30, 2020 approved the appointment of Dr. Eric Bednarski as a director for a term of three years, up to and including the closing of our annual general shareholders’ meeting to be held in 2023 which will have decided upon the financial statements for the financial year ended on December 31, 2022.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2021:

•      each of our directors and executive officers; and

•      each person known to us to beneficially own more than 3% of our ordinary shares.

To our knowledge, as of August 31, 2021, approximately            of our ordinary shares are held of record by            residents of the United States.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of June 30, 2021. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of June 30, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table prior to this offering is based upon            ordinary shares outstanding as of August 31, 2021. The percentage ownership information shown in the table after this offering is based on            ordinary shares outstanding, assuming the sale of            ADSs by us in this offering and no exercise of the underwriters’ option to purchase additional ADSs.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

Except as otherwise indicated in the table below, addresses of the directors, members of the executive management team and named beneficial owners are in care of MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

The following table does not reflect any potential purchases of ADSs by our executive officers, directors, their affiliated entities or holders of more than 3% of our ordinary shares in this offering. If any shares are purchased by these persons or entities, the percentage of shares of beneficially owned by them after this offering will differ from the amounts set forth in the following table.

Name of beneficial owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
		Before Offering	After Offering
3% or Greater Shareholders:
MVM Partners LLP(1)
Valiance Asset Management Limited(2)
Biovest NV(3)
Soleus Capital Management, L.P.(4)
Scorpiaux BV(5)
Executive Officers and Directors:
Michael K. McGarrity
Ron Kalfus
Joseph Sollee
John Bellano
Koen Hoffman (acting through Ahok BV)
Rudi Mariën (acting through RR-Invest S.à.r.l.)
Jan Pensaert (acting through Valiance Advisors LLP)
Dr. Lieve Verplancke (acting through Qaly-Co BV)
Hilde Windels (acting through Hilde Windels BV)
Dr. Regine Slagmulder (acting through Regine Slagmulder BV)
Dr. Eric Bednarski
All current directors and executive management as a group ( persons)

____________

*Less than one percent.

(1)MVM Partners LLP notified us on May 15, 2020 that the aggregate number of shares with respect to which MVM Partners LLP can exercise voting rights actively crossed above the threshold of 20% of the outstanding shares and voting rights of the Company at the time of the notification. Notably, it follows from the notification by MVM Partners LLP, who notified alone, that an aggregate of 20,162,924 Shares of the Company, representing 22.23% of the 90,691,449 outstanding shares (at the time of the relevant notification) and voting rights of the Company, is held through the following entities: MVM V LP (which acquired 19,755,592 voting securities by way of subscription in a capital increase by the Company) and MVM GP (No. 5) (which acquired 407,332 voting securities by way of subscription in a capital increase by the Company). The notification also stated that MVM Partners LLP is not a controlled entity, acts as fund manager of the aforementioned two entities, and can exercise the voting rights attached to the securities at its own discretion, without specific instruction. The shareholding on a fully diluted basis takes into account the exercise of 10,000 share options for new shares of the Company, granted to but not already accepted by Dr. Eric Bednarski, a director of the Company, a representative of MVM Partners LLP, and a (indirect) beneficiary of MVM V LP and MVM GP (No. 5) LP.

(2)Valiance Asset Management Limited notified us on May 21, 2021 that the aggregate number of shares with respect to which Valiance Asset Management Limited can exercise voting rights passively crossed below the threshold of 15% of the outstanding shares and voting rights of the Company at the time of the notification. Notably, it follows from the notification by Valiance Asset Management Limited, who notified alone, that an aggregate of 11,159,202 Shares of MDxHealth, representing 12.30% of the 90,691,449 outstanding shares (at the time of the relevant notification) and voting rights of the Company, is held through the following entities: TopMDx Ltd, Valiance Life Sciences Growth Investments SICAV-SIF, and Valiance Holdings Limited. The notification also stated that Valiance Holdings Limited is a Guernsey company within the Valiance corporate structure, that Valiance Life Sciences Growth Investment Fund SICAV-SIF is a Luxembourg fund with multiple external investors, that TopMDx Ltd is an exempted closed-ended fund registered in British Virgin Islands with multiple external investors, and that Valiance Asset Management Limited is investment manager, is not a controlled entity, and can exercise the voting rights at its discretion for each of the aforementioned three entities. The shareholding on a fully diluted basis takes into account the exercise of 70,000 share options for new shares of the Company, held by Valiance Advisors LLP, a director of the Company. The shareholding on a fully diluted basis takes into account the exercise of 70,000 share options for new shares of the Company, held by Valiance Advisors LLP, a director of the Company and a related person to Valiance Asset Management Limited, TopMDx Limited and Valiance Life Sciences Growth Investments SICAV-SIF.

(3)Biovest NV notified the Company on February 1, 2021 that the aggregate number of shares with respect to which Biovest NV can exercise voting rights passively crossed below the threshold of 10% of the outstanding shares and voting rights of the Company at the time of the notification. Notably, it follows from the notification by Biovest NV that 11,090,257 shares of the Company, representing 9.36% of the 118,469,226 outstanding shares (at the time of the relevant notification) and voting rights of the Company, are held through Biovest NV.

The notification also stated that Rudi Mariën controls Biovest NV, that Biovest NV participated to the capital increase of January 26, 2021, and that before the capital increase, Biovest NV held 9,979,146 shares out of a total of 90,691,449 shares (11%). The shareholding on a fully diluted basis takes into account the exercise of 82,000 share options for new shares of the Company, held by Gengest BV, a director of the Company and a company controlled by Mr. Rudi Mariën, who also controls Biovest NV.

(4)Soleus Capital Management, L.P. notified the Company on February 1, 2021 that the number of shares with respect to which Soleus Capital Management, L.P. can exercise voting rights actively crossed above the threshold of 5% of the outstanding shares and voting rights of MDxHealth at the time of the notification. Notably, it follows from the notification by Soleus Capital Management, L.P. that 6,300,000 shares of the Company, representing 5.32% of the 118,469,226 outstanding shares (at the time of the relevant notification) and voting rights of MDxHealth, are held through Soleus Capital Master Fund, L.P. The notification also stated that the voting rights attached to the shares are exercised by the investment advisor Soleus Capital Management, L.P., a Delaware limited partnership, at its discretion, in the absence of specific instructions, that Soleus Capital Master Fund, L.P. is a limited partnership formed in the Cayman Islands, that Soleus Capital Management, L.P. is controlled by a sole general partner, Soleus GP, LLC, a Delaware limited liability company, and that Soleus GP, LLC is controlled by its sole member, Mr. Guy Levy.

(5)Scorpiaux BV notified the Company on June 2, 2021 that the number of shares with respect to which Scorpiaux BV can exercise voting rights passively crossed below the threshold of 5% of the outstanding shares and voting rights of MDxHealth at the time of the notification. Notably, it follows from the notification by Scorpiaux BV that it owns 3,867,776 Shares of MDxHealth, representing 4.26% of the 90,691,449 outstanding shares (at the time of the relevant notification) and voting rights of the Company. The notification states that Scorpiaux BV is exclusively controlled by Bart Versluys.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $            from this offering, or approximately $            if the underwriters exercise their overallotment option in full, assuming a public offering price of $            per ADS, the closing price of our ordinary shares on Euronext Brussels on            , 2021 as adjusted to reflect the ADS-to-ordinary share ratio, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase (decrease) the number of ADSs we are offering. Each increase (decrease) of 1.0 million ADSs we are offering, would increase (decrease) the net proceeds to us by approximately $            million, assuming the assumed initial public offering price of $            per ADS remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility in order to fund our growth through business and product development activities and to expand our menu in prostate cancer and other urologic diseases. We currently expect to use the net proceeds from this offering, together with our existing cash, as follows: (1) approximately $            million to expand our commercial operations to grow and support our urology customer base for our current and pipeline menu of tests; (2) approximately $            million to fund our research and development efforts to expand the applications of our current tests and to create enhanced urologic testing solutions and (3) the balance for working capital and general corporate purposes. This expected use of net proceeds from the offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds for strategic investments in complementary businesses, products, services, or technologies. However, we do not have any agreements or commitments to enter into any material acquisitions or investments at this time.

We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the consummation of the offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress and timing of our development and marketing efforts, the status of and results from clinical trials, any collaborations that we may enter into with third parties and any unforeseen cash needs. Therefore, as of the date of this prospectus, we cannot specify with certainty the specific allocation of the net proceeds to be received upon the completion of this offering. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

Description of Share Capital

The following description of our share capital summarizes certain provisions of our articles of association and the Belgian Companies and Associations Code. Because this description is a summary, it may not contain all information important to you. Accordingly, this description is qualified entirely by references to our articles of association. Copies of our articles of association will be publicly available as an exhibit to the registration statement of which this prospectus forms a part.

The following description includes comparisons of certain provisions of our articles of association and the Belgian Companies and Associations Code applicable to us and the Delaware General Corporation Law, or the DGCL, the law under which many publicly listed companies in the United States are incorporated. Because such statements are summaries, they do not address all aspects of Belgian law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Belgian law, and they are not intended to be a complete discussion of the respective rights.

Share Capital

Share Capital and Shares

Our share capital is represented by ordinary shares without nominal value. Our share capital is fully paid-up. Our shares are not separated into classes.

The number of shares issued is expressed in units.

As of December 31, 2020, our share capital amounts to €68,998,734.95, represented by 90,691,449 fully authorized and subscribed and paid-up shares without nominal value. This number does not include outstanding warrants issued by us and granted to certain of our directors, employees and non-employees nor any other capital increases after December 31, 2020. Neither we nor any of our subsidiaries holds any of our own shares.

On January 26, 2021, our share capital was increased with an amount of €24,999,999.30 in the framework of the authorized capital through the issuance of 27,777,777 new shares at an issue price of €0.90 per new share. The relevant new shares were placed with institutional, qualified, professional and/or other investors, in and outside of Belgium, on the basis of applicable private placement exemptions, in the framework of a private placement through an accelerated bookbuilding procedure.

On the date of this prospectus, our share capital amounts to €90,132,067.69, represented by 118,469,226 fully authorized and subscribed and paid-up shares without nominal value.

Other Outstanding Securities

In addition to the shares already outstanding, we have granted subscription rights (warrants), which upon exercise will lead to an increase in the number of our outstanding shares. A total of [•] warrants (where each warrant entitles the holder to subscribe for one new share were outstanding as of July 31, 2021). For further information, see “Management — Warrant Plans.”

History of Securities Issuances

All shares issued have been fully paid.

The changes to our actual share capital since January 1, 2018 can be summarized as follows:

Date	Transaction	Increase (reduction) of share capital (in EUR)	Number of shares issued	Class of shares issued	Issue price per Share (in EUR, rounded)	Resulting share capital (in EUR)	Existing shares
March 26, 2018	Capital Increase in Cash	7,968,928.07	9,989,881	Ordinary Shares	3.60	47,813,068.45	59,939,289
October 1, 2019	Capital Increase in Cash	8,447,033.56	10,589,236	Ordinary Shares	0.85	56,260,102.01	70,528,525
May 15, 2020	Capital Increase in Cash	12,738,632.94	20,162,924	Ordinary Shares	0.63	68,998,734.95	90,691,449
January 26, 2021	Capital Increase in Cash	24,999,999.30	27,777,777	Ordinary Shares	0.90	90,132,067.69	118,469,226

On the date of this prospectus, our share capital amounts to €90,132,067.69, represented by 118,469,226 fully authorized and subscribed and paid-up shares without nominal value.

Articles of Association and Other Share Information

Corporate Profile

Our legal and commercial name is MDxHealth SA. We are a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law. We are registered with the Register of Legal Entities (RPM Liège) under the enterprise number 0479.292.440. Our principal executive and registered offices are located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium and our telephone number is +32 4 257 70 21. Our agent for service of process in the United States is MDxHealth, Inc., whose address is 15279 Alton Parkway — Suite 100, Irvine, CA 92618, United States.

We were incorporated in Belgium on January 10, 2003 for an unlimited duration. Our fiscal year ends December 31.

Corporate Purpose

Our corporate purpose as set forth in Article 3 of our articles of association is as follows:

“The Company’s corporate purpose is to engage in Belgium and abroad, in its own name and on behalf of third parties, alone or in collaboration with third parties, in the following activities:

All forms of research and development into or involving biological cells and organisms (including gene methylation) and chemical compounds, as well as the industrialization and commercialization of the results thereof;

•      Research and development into biotechnological or derivative products that could have a market value in applications related to human and animal healthcare, diagnostics, pharmacogenomics and therapeutics, based amongst other things on the technology of genetics, genetic engineering and detention, chemistry and cell biology;

•      Commercialization of the aforementioned products and application domains;

•      Acquisition, disposal, exploitation, commercialization and management of intellectual property, property and usage rights, trade marks, patents, drawings, licenses and any other form of know how.

The Company is also authorized to engage in all commercial, industrial, financial and real estate transactions which are directly or indirectly related to or which may be beneficial to the achievement of its corporate purpose.

It may, by means of subscription, contribution, merger, collaboration, financial participation or otherwise, take interests or participate in any company, existing or to be incorporated, undertakings, businesses and associations in Belgium or abroad. The company may manage, re-organize or sell these interests and can also, directly or indirectly, participate in the board of directors, management, control and winding-up of companies, undertakings, business and associations in which it has an interest or a participation. The company may provide guarantees and security interests for the benefit of these companies, undertakings, businesses and associations, act as their agent or representative, and grant advances, credit, mortgages or other securities.”

Board of Directors

Belgian law does not specifically regulate the ability of directors to borrow money from us.

Directors are expected to arrange their personal and business affairs so as to avoid conflicts of interest with our Company. When the board takes a decision, board members should disregard their personal interests. They should not use business opportunities intended for the Company for their own benefit.

In accordance with article 7:96 and/or 7:97 of the Belgian Companies and Associations Code, all directors must inform the board of directors and the statutory auditor of the Company of conflicts of interest as they arise and abstain from voting on the matter involved in accordance with the relevant provisions of the Belgian Companies and Associations Code.

Prior to his or her appointment, a director must inform the board of directors of his or her transactions and/or business relationships with the Company or its subsidiaries. During his or her mandate as a director, a director must inform the chair of the board of directors of the transactions and/or business relationships that he or she (or his or her affiliates) contemplates to enter into, and such transactions and/or business relationships can only be entered into after approval by the board of directors, where applicable in accordance with article 7:97 of the Belgian Companies and Associations Code.

Each board member should place the Company’s interests above his/her own. The board members have the duty to look after the interests of all shareholders on an equivalent basis. Each board member should act in accordance with the principles of reasonableness and fairness.

Each board member should inform the board of any conflict of interests that could in their opinion affect their capacity of judgement. In particular, at the beginning of each board or committee meeting, board members should declare whether they have any conflict of interests regarding the items on the agenda.

Each board member should, in particular, be attentive to conflicts of interests that may arise between the Company, its board members, its significant or controlling shareholder(s) and other shareholders. The board members who are proposed by significant or controlling shareholder(s) should ensure that the interests and intentions of these shareholder(s) are sufficiently clear and communicated to the board in a timely manner.

The board should act in such a manner that a conflict of interest, or the appearance of such a conflict, is avoided. In the possible case of a conflict of interest, the board should, under the lead of its chair, decide which procedure it will follow to protect the interests of the Company and all its shareholders. In the next annual report, the board should explain why they chose this procedure. However, where there is a substantial conflict of interests, the board should carefully consider communicating as soon as possible on the procedure followed, the most important considerations and the conclusions.

In case of non-compliance with the foregoing, we may request the annulment of the decision or the transaction which has taken place in breach of these provisions if the counterparty to the decision or the transaction was, or should have been, aware of such breach.

There are no outstanding loans granted by our company to any of the members of the board of directors and members of the executive management, nor are there any guarantees provided by our company for the benefit of any of the members of the board of directors and members of the executive management.

None of the members of the board of directors and members of the executive management has a family relationship with any other of the members of the board of directors and members of the executive management.

The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if (i) the material facts as to the director’s relationship or interest and as to the transaction are disclosed and a majority of disinterested directors consent, (ii) the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the shareholders.

We rely on a provision in the listing rules of the Nasdaq Stock Market that allows us to follow Belgian corporate law with respect to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Global Market. In particular, the listing rules of the Nasdaq Stock Market require a majority of the directors of a listed U.S. company to be independent, whereas in Belgium, only three directors need to be independent. The listing rules of the Nasdaq Stock Market further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on the nomination committee meet the technical requirements for independence under Belgian corporate law. At present, our audit committee is composed of            independent directors out of three members. Our nomination and remuneration committees are composed of three independent directors out of five members. Our board of directors has no plan to change the composition of our nomination and remuneration committee.

Form and Transferability of Our Shares

The shares underlying the ADSs are all ordinary shares, are fully paid, and rank pari passu in all respects with all other existing and outstanding shares of the Company.

All of our shares belong to the same class of securities and are in registered form or in dematerialized form. All of our outstanding shares are fully paid-up and freely transferable, subject to any contractual restrictions.

Belgian company law and our articles of association entitle shareholders to request, in writing and at their expense, the conversion of their dematerialized shares into registered shares and vice versa. Any costs incurred as a result of the conversion of shares into another form will be borne by the shareholder. For shareholders who opt for registered shares, the shares will be recorded in our shareholder register.

Currency

Our share capital, which is represented by our outstanding ordinary shares, is denominated in Euros. The shares underlying the ADSs do not have a nominal value, but each reflect the same fraction of our share capital.

Changes to the share capital decided by the shareholders

In principle, changes to our share capital are decided by our shareholders. Our general shareholders’ meeting may at any time decide to increase or reduce the share capital of the Company. Such resolution must satisfy the quorum and majority requirements that apply to an amendment of the articles of association, as described below under “— Right to attend and vote at general shareholders’ meetings” and “— Quorum and majorities.”

Capital increases decided by the board of directors

Subject to the quorum and majority requirements described below under subsection “— Right to attend and vote at general shareholders’ meetings”, subsection “— Quorum and majorities”, the general shareholders’ meeting may authorize our board of directors, within certain limits, to increase our share capital without any further approval of our shareholders. This is the so-called authorized capital. This authorization needs to be limited in time (i.e. it can only be granted for a renewable period of maximum five years) and scope (i.e. the authorized capital may not exceed the amount of the registered capital at the time of the authorization).

By virtue of the resolution of the extraordinary general shareholders’ meeting of the Company held on May 27, 2021, as published by excerpt in the Annexes to the Belgian Official Gazette (Belgisch Staatsblad/Moniteur belge) on June 1, 2021 under number 21333389, which entered into force on June 1, 2021, the board of directors of the Company has been granted certain powers to increase our share capital in the framework of the authorized capital. The powers under the authorized capital have been set out in article 6 of the Company’s articles of association.

Pursuant to the authorization granted by the extraordinary general shareholders’ meeting, the board of directors is authorized to increase the share capital of the Company on one or several occasions by a maximum aggregate amount of €90,132,067.69 (excluding issue premium, as the case may be).

The board of directors may increase the share capital by contributions in cash or in kind, by capitalization of reserves, whether available or unavailable for distribution, and capitalization of issue premiums, with or without the issuance of new shares, with or without voting rights, that will have the rights as will be determined by the board of directors. The board of directors is also authorized to use this authorization for the issuance of convertible bonds or subscription rights, bonds with subscription rights or other securities.

In the event of a capital increase decided by the board of directors within the framework of the authorized capital, all issue premiums booked, if any, will be accounted for in accordance with the provisions of these articles of association.

The board of directors is authorized, when exercising its powers within the framework of the authorized capital, to restrict or cancel, in the interest of the company, the preferential subscription rights of the shareholders. This restriction or cancellation of the preferential subscription rights can also be done in favor of members of the personnel of the Company or of its subsidiaries, or in favor of one or more persons other than members of the personnel of the Company or of its subsidiaries.

The board of directors is authorized, with the right of substitution, to amend the articles of association, after each capital increase that has occurred within the framework of the authorized capital, in order to bring them in conformity with the new situation of the share capital and the shares.

The board of directors has not yet used its powers under the authorized capital. As a result, the board of directors therefore still has the authority under the authorized capital to increase our share capital with an aggregate amount of €90,132,067.69 (excluding issue premium, as the case may be).

Preferential Subscription Rights

In the event of a capital increase for cash with the issue of new shares, or in the event of an issue of convertible bonds or subscription rights, the existing shareholders have a preferential right to subscribe, pro rata, to the new shares, convertible bonds or subscription rights. These preferential subscription rights are transferable during the subscription period.

Our general shareholders’ meeting may decide to limit or cancel this preferential subscription right, subject to special reporting requirements. Such decision by the general shareholders’ meeting needs to satisfy the same quorum and majority requirements as the decision to increase our share capital.

The shareholders may also decide to authorize our board of directors to limit or cancel the preferential subscription right within the framework of the authorized capital, subject to the terms and conditions set forth in the Belgian Companies and Associations Code. As mentioned above, our board of directors of the Company has been granted certain powers to increase our share capital in the framework of the authorized capital and to cancel the statutory preferential subscription rights of the shareholders (within the meaning of articles 7:191 and 7:193 of the Belgian Companies and Associations Code). The powers under the authorized capital have been set out in article 6 of the Company’s articles of association.

Generally, unless expressly authorized in advance by the general shareholders’ meeting, the authorization of the board of directors to increase our share capital through contributions in cash with cancellation or limitation of the preferential subscription right of the existing shareholders is suspended as of the notification to us by the Belgian Financial Services and Markets Authority, or the FSMA, of a public takeover bid on our financial instruments. Our general shareholders’ meeting did not grant such express authorization to our board of directors. See also “— Share Capital increases decided by the board of directors” above.

Under the DGCL, shareholders of a Delaware corporation have no pre-emptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the corporation’s certificate of incorporation.

Acquisition and Sale of own Shares

We may acquire, pledge and dispose of our own shares, profit certificates or associated certificates at the conditions provided for by articles 7:215 and following of the Belgian Companies and Associations Code. These conditions include a prior special shareholders’ resolution approved by at least 75% of the votes validly cast at a general shareholders’ meeting (whereby abstentions are not included in the numerator nor in the denominator) where at least 50% of the share capital and at least 50% of the profit certificates, if any, are present or represented.

Furthermore, shares can only be acquired with funds that would otherwise be available for distribution as a dividend to the shareholders and the transaction must relate to fully paid-up shares or associated certificates. Furthermore, an offer to purchase shares must be made by way of an offer to all shareholders under the same conditions. Shares can also be acquired by us without offer to all shareholders under the same conditions, provided that the acquisition of the shares is effected in the central order book of the regulated market of Euronext Brussels or, if the transaction is not effected via the central order book, provided that the price offered for the shares is lower than or equal to the highest independent bid price in the central order book of the regulated market of Euronext Brussels at that time.

Generally, the general shareholders’ meeting or the articles of association determine the amount of shares, profit certificates or certificates that can be acquired, the duration of such an authorization which cannot exceed five years as from the publication of the proposed resolution as well as the minimum and maximum price that the board of directors can pay for the shares. The prior approval by the shareholders is not required if we purchase the shares to offer them to our personnel, in which case the shares must be transferred within a period of 12 months as from their acquisition.

We may, without prior authorization by the general shareholders’ meeting, dispose of the Company’s own shares, profit certificates or associated certificates in the limited number of situations set out in article 7:218 of the Belgian Companies and Associations Code.

As of the date of this prospectus, our company does not hold any own shares.

Under the DGCL, a Delaware corporation may purchase or redeem its own shares, unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation.

Description of the Rights and Benefits Attached to Our Shares

Right to attend and vote at general shareholders’ meetings

Annual meetings of shareholders

Our annual general shareholders’ meeting is held at the registered office of our Company (in Belgium) or at the place determined in the notice convening the general shareholders’ meeting. The meeting is held every year on the last Thursday of May at 10:00 a.m. (Belgian time). If this day would be a Belgian public holiday, the annual general shareholders’ meeting shall be held on the previous business day. At our annual general shareholders’ meeting, the board of directors submits to the shareholders the audited non-consolidated and consolidated annual financial statements and the reports of the board of directors and of the statutory auditor with respect thereto.

The general shareholders’ meeting then decides on the approval of the statutory annual financial statements, the proposed allocation of the Company’s profit or loss, the release from liability of the directors and the statutory auditor, the approval of the remuneration report included in the annual report of the board of directors (it being understood that the vote on the remuneration report is only an advisory vote and that the Company must explain in the remuneration report of the subsequent financial year how it took into account the advisory vote of the general shareholders’ meeting of the previous financial year), of the remuneration policy (as the case may be), and, when applicable, the (re-)appointment or dismissal of the statutory auditor and/or of all or certain directors. In addition, as relevant, the general shareholders’ meeting must also decide on the approval of the remuneration of the directors and statutory auditor for the exercise of their mandate, and on the approval of provisions of service agreements to be entered into with executive directors, members of the executive management and other executives providing (as the case may be) for severance payments exceeding twelve months’ remuneration (or, subject to a motivated opinion by the remuneration and nomination committee, 18 months’ remuneration) (see also “— Voting rights attached to the Shares” above).

Special and extraordinary general shareholders’ meetings

Our board of directors or the statutory auditor (or the liquidators, if appropriate) may, whenever the interest of our Company so requires, convene a special or extraordinary general shareholders’ meeting. Pursuant to article 7:126 of the Belgian Companies and Associations Code, such general shareholders’ meeting must also be convened every time one or more shareholders holding, alone or together, at least 10% of our company’s share capital so request. Shareholders that do not hold at least 10% of our share capital do not have the right to have the general shareholders’ meeting convened.

Under the DGCL, special meetings of the shareholders of a Delaware corporation may be called by such person or persons as may be authorized by the certificate of incorporation or by the bylaws of the corporation, or if not so designated, as determined by the board of directors. Shareholders generally do not have the right to call meetings of shareholders, unless that right is granted in the certificate of incorporation or the bylaws.

Right to put items on the agenda of the general shareholders’ meeting and to table draft resolutions

Shareholders who hold alone or together with other shareholders at least 3% of our share capital have the right to put additional items on the agenda of a general shareholders’ meeting that has been convened and to table draft resolutions in relation to items that have been or are to be included in the agenda. This right does not apply to general shareholders’ meetings that are being convened on the grounds that the quorum was not met at the first duly convened meeting (see “— Quorum and majorities” below). Shareholders wishing to exercise this right must prove on the date of their request that they own at least 3% of the outstanding share capital. The ownership must be based, for dematerialized shares, on a certificate issued by the applicable settlement institution for the shares concerned, or by a certified account holder, confirming the number of shares that have been registered in the name of the relevant shareholders and, for registered shares, on a certificate of registration of the relevant shares in the share register book of the Company. In addition, the shareholder concerned must register for the meeting concerned with at least 3% of the outstanding share capital (see also “— Formalities to attend the general shareholders’ meeting” below). A request to put additional items on the agenda and/or to table draft resolutions must be submitted in writing, and must contain, in the event of an additional agenda item, the text of the agenda item concerned and, in the event of a new draft resolution, the text of the draft resolution. The request must reach the Company at the latest on the twenty second calendar day preceding the date of the general shareholders’ meeting concerned. If the Company receives a request, it will have to publish at the latest on the fifteenth calendar day preceding the general shareholders’ meeting an update of the agenda of the meeting with the additional agenda items and draft resolutions.

Notices convening the general shareholders’ meeting

The notice convening the general shareholders’ meeting must state the place, date and hour of the meeting and must include an agenda indicating the items to be discussed and the proposed resolutions. The notice must, as the case may be, include the proposal of the audit committee to nominate a statutory auditor responsible for auditing the consolidated financial statements. The notice also needs to contain a description of the formalities that security holders must fulfil in order to be admitted to the general shareholders’ meeting and (as the case may be) exercise their voting right, information on the manner in which shareholders can put additional items on the agenda and table draft resolutions, information on the manner in which security holders can ask questions during the general shareholders’ meeting and prior to the meeting via the Company’s email address or a specific email address mentioned in this notice, information on the procedure to participate to the general shareholders’ meeting by means of a proxy or to vote by means of a remote vote, and, as applicable, the registration date for the general shareholders’ meeting. The notice must also mention where shareholders can obtain a copy of the documentation that will be submitted to the general shareholders’ meeting, the agenda with the proposed resolutions or, if no resolutions are proposed, a commentary by the board of directors, updates of the agenda if shareholders have put additional items or draft resolutions on the agenda, the forms to vote by proxy or by means of a remote vote, and the address of the webpage on which the documentation and information relating to the general shareholders’ meeting will be made available. This documentation and information, together with the notice and the total number of outstanding voting rights, must also be made available on our company’s website at the same time as the publication of the notice convening the meeting, for a period of five years after the relevant general shareholders’ meeting.

The notice convening the general shareholders’ meeting has to be published at least 30 calendar days prior to the general shareholders’ meeting in the Belgian Official Gazette (Belgisch Staatsblad/Moniteur Belge), in a newspaper that is published nation-wide in Belgium, in paper or electronically, in media that can be reasonably relied upon for the dissemination of information within the EEA in a manner ensuring fast access to such information on a non-discriminatory basis, and on our company’s website. A publication in a nation-wide newspaper is not needed for annual general shareholders’ meetings taking place on the date, hour and place indicated in the articles of association of the Company if the agenda is limited to the treatment and approval of the financial statements, the annual report of the board of directors, the report of the statutory auditor, the remuneration report, the severance pay for executive directors, and the discharge from liability of the directors and statutory auditor. See also “— Voting Rights attached to the Shares” above. In addition to this publication, the notice has to be distributed at least 30 calendar days prior to the meeting via the normal publication means that the Company uses for the publication of press releases and regulated information. The term of 30 calendar days prior to the general shareholders’ meeting for the publication and distribution of the convening notice can be reduced to 17 calendar days for a second meeting if, as the case may be, the applicable quorum for the meeting is not reached at the first meeting, the date of the second meeting was mentioned in the notice for the first meeting and no new item is put on the agenda of the second meeting. See also further below under “— Quorum and majorities.”

At the same time as its publication, the convening notice must also be sent to the holders of registered shares, holders of registered convertible bonds, holders of registered subscription rights, holders of registered certificates issued with the co-operation of the Company (if any), and, as the case may be, to the directors and statutory auditor of the Company. This communication needs to be made by e-mail unless the addressee has informed the Company that it wishes to receive the relevant documentation by another equivalent means of communication. If the relevant addressee does not have an e-mail address or if it did not inform the Company thereof, the relevant documentation will be sent by ordinary mail.

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the shareholders of a Delaware corporation must be given to each shareholder entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting and shall specify the place, date, hour and, in the case of a special meeting, the purpose of the meeting.

Formalities to attend the general shareholders’ meeting

All holders of shares, warrants, profit-sharing certificates, non-voting shares, convertible bonds, subscription rights or other securities issued by our company, as the case may be, and all holders of certificates issued with the co-operation of our company (if any) can attend the general shareholders’ meetings insofar as the law or the articles of association entitles them to do so and, as the case may be, gives them the right to participate in voting.

In order to be able to attend a general shareholders’ meeting, a holder of securities issued by our company must satisfy two criteria: being registered as holder of securities on the registration date for the meeting, and notify our company:

•      Firstly, the right to attend general shareholders’ meetings applies only to persons who are registered as owning securities on the fourteenth calendar day prior to the general shareholders’ meeting at midnight (Belgian time) via registration, in the applicable register book for the securities concerned (for registered securities) or in the accounts of a certified account holder or relevant settlement institution for the securities concerned (for dematerialized securities or securities in book-entry form).

•      Secondly, in order to be admitted to the general shareholders’ meeting, securities holders must notify our Company at the latest on the sixth calendar day prior to the general shareholders’ meeting whether they intend to attend the meeting and indicate the number of shares in respect of which they intend to do so. For the holders of dematerialized securities or securities in book-entry form, the notice should include a certificate confirming the number of securities that have been registered in their name on the record date. The certificate can be obtained by the holder of the dematerialized securities or securities in book-entry form with the certified account holder or the applicable settlement institution for the securities concerned.

The formalities for the registration of securities holders, and the notification of our company must be further described in the notice convening the general shareholders’ meeting.

Electronic participation

Our board of directors has the possibility to organize the general shareholders’ meeting by means of electronic communication which must (i) allow the Company to verify the capacity and identity of the shareholders using it; (ii) at least enable (a) the securities holders to directly, simultaneously and continuously follow the discussions during the meeting and (b) the shareholders to exercise their voting rights on all points on which the general shareholders’ meeting is required to take a decision; and (iii) allow the securities holders to actively participate to the deliberations and to ask questions during the meeting.

Voting by proxy or remote voting

Each shareholder has, subject to compliance with the requirements set forth above under “— Formalities to attend the general shareholders’ meeting”, the right to attend a general shareholders’ meeting and to vote at the general shareholders’ meeting in person or through a proxy holder, who need not be a shareholder. A shareholder may designate, for a given meeting, only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. The appointment of a proxy holder may take place in paper form or electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), through a form which shall be made available by our Company. The signed original paper (handwritten) or electronic form must be received by our Company at the latest on the sixth calendar day preceding the meeting. The appointment a proxy holder must be made in accordance with the applicable rules of Belgian law, including in relation to conflicts of interest and the keeping of a register.

The notice convening the meeting may allow shareholders to vote remotely in relation to the general shareholders’ meeting, by sending a paper form or, if specifically allowed in the notice convening the meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law). These forms shall be made available by our company. The original signed paper form must be received by our company at the latest on the sixth calendar day preceding the date of the meeting. Voting through the signed electronic form may occur until the last calendar day before the meeting.

Our company may also organize a remote vote in relation to the general shareholders’ meeting through other electronic communication methods, such as, among others, through one or several websites. Our company shall specify the practical terms of any such remote vote in the convening notice.

When votes are cast electronically, an electronic confirmation of receipt of the votes is sent to the relevant shareholders that cast the vote. After the general shareholders’ meeting, shareholders can obtain, at least upon request (which must be made no later than three months after the vote), the confirmation that their votes have been validly recorded and taken into account by the Company, unless that information is already available to them. If an intermediary receives such confirmation, it must transmit it without delay to the shareholder.

Holders of securities who wish to be represented by proxy or vote remotely must, in any case comply with the formalities to attend the meeting, as explained under “— Formalities to attend the general shareholders’ meeting.” Holders of shares without voting rights, profit-sharing certificates without voting rights, convertible bonds, warrants or certificates issued with the cooperation of our company may attend the general shareholders’ meeting but only with an advisory vote.

Voting rights attached to the Shares

Each shareholder of the Company is entitled to one vote per Share. Shareholders may vote by proxy, subject to the rules described below in “— Right to attend and vote at general shareholders’ meetings” and “— Voting by proxy or remote voting.”

Voting rights can be mainly suspended in relation to shares:

•      which are not fully paid up, notwithstanding the request thereto of the board of directors of the Company;

•      to which more than one person is entitled or on which more than one person has rights in rem (zakelijke rechten/droits réels) on, except in the event a single representative is appointed for the exercise of the voting right vis-à-vis the Company;

•      which entitle their holder to voting rights above the threshold of 3%, 5%, 10%, 15%, 20% and any further multiple of 5% of the total number of voting rights attached to the outstanding financial instruments of our company on the date of the relevant general shareholders’ meeting, in the event that the relevant shareholder has not notified us and the FSMA at least 20 calendar days prior to the date of the general shareholders’ meeting in accordance with the applicable rules on disclosure of major shareholdings; and

•      of which the voting right was suspended by a competent court or the FSMA.

Pursuant to the Belgian Companies and Associations Code, the voting rights attached to shares owned by the Company, or a person acting in its own name but on behalf of the Company, or acquired by a subsidiary of the Company, as the case may be, are suspended. Generally, the general shareholders’ meeting has sole authority with respect to:

•      the approval of the annual financial statements of the Company;

•      the distribution of profits (except interim dividends (see “— Dividends” below));

•      the appointment (at the proposal of the board of directors and upon recommendation by the remuneration and nomination committee) and dismissal of directors of the Company;

•      the appointment (at the proposal of the board of directors and upon recommendation by the audit committee) and dismissal of the statutory auditor of the Company;

•      the granting of release from liability to the directors and the statutory auditor of the Company;

•      the determination of the remuneration of the directors and of the statutory auditor for the exercise of their mandate;

•      the advisory vote on the remuneration report included in the annual report of the board of directors, the binding vote on the remuneration policy that the Company intends to submit for the first time to the general shareholders’ meeting to be held on 27 May 2021, and subsequently upon every material change to the remuneration policy and in any case at least every four years, and the determination of the following features of the remuneration or compensation of directors, members of the executive management and certain other executives (as the case may be): (i) in relation to the remuneration of executive and non-executive directors, members of the executive management and other executives, an exemption from the rule that share based awards can only vest after a period of at least three years as of the grant of the awards, (ii) in relation to the remuneration of executive directors, members of the executive management and other executives, an exemption from the rule that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least three years, (iii) in relation to the remuneration of non-executive directors, any variable part of the remuneration (provided, however that no variable remuneration can be granted to independent non-executive directors), and (iv) any service agreements to be entered into with executive directors, members of the executive management and other executives providing for severance payments exceeding twelve months’ remuneration (or, subject to a motivated opinion by the remuneration and nomination committee, eighteen (18) months’ remuneration);

•      the filing of a claim for liability against directors;

•      the decisions relating to the dissolution, merger and certain other reorganizations of the Company; and

•      the approval of amendments to the articles of association.

Quorum and majorities

In general, there is no attendance quorum requirement for a general shareholders’ meeting and decisions are generally passed with a simple majority of the votes of the shares present or represented. However, capital increases (other than those decided by the board of directors pursuant to the authorized capital), decisions with respect to the Company’s dissolution, mergers, de-mergers and certain other reorganizations of the Company, amendments to the articles of association (other than an amendment of the corporate purpose), and certain other matters referred to in the Belgian Companies and Associations Code do not only require the presence or representation of at least 50% of the share capital of our Company but also a majority of at least 75% of the votes cast (whereby abstentions are not included in the numerator nor in the denominator). An amendment of our company’s corporate purpose requires the approval of at least 80% of the votes cast at a general shareholders’ meeting (whereby abstentions are not included in the numerator nor in the denominator), which can only validly pass such resolution if at least 50% of the share capital of the Company and at least 50% of the profit certificates, if any, are present or represented. In the event where the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second general shareholders’ meeting may validly deliberate and decide regardless of the number of shares present or represented. The special majority requirements, however, remain applicable.

Under the DGCL, the certificate of incorporation or bylaws of a Delaware corporation may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Right to ask questions

Within the limits of article 7:139 of the Belgian Companies and Associations Code, security holders have a right to ask questions to the directors in connection with the report of the board of directors or the items on the agenda of such general shareholders’ meeting. However, directors may, in the interest of the Company, refuse to answer questions when the communication of certain information or facts could cause prejudice to the Company or is contrary to the obligations of confidentiality entered into by them or by the Company.

Shareholders can also ask questions to the statutory auditor in connection with its report. Such questions can be submitted in writing prior to the meeting or can be asked at the meeting. Written questions to the statutory auditor must be submitted to the Company at the same time. The statutory auditor may, in the interest of the Company, refuse to answer questions when the communication of certain information or facts could cause prejudice to the Company or is contrary to its professional secrecy or to obligations of confidentiality entered into by the Company. The statutory auditor has the right to speak at the general meeting in connection with the performance of its duties.

Written and oral questions will be answered during the meeting concerned in accordance with applicable law. In addition, in order for written questions to be considered, the shareholders who submitted the written questions concerned must comply with the formalities to attend the meeting, as explained under “— Formalities to attend the general shareholders’ meeting.”

Dividends

All shares participate equally in the Company’s profits (if any). Pursuant to the Belgian Companies and Associations Code, the shareholders can in principle decide on the distribution of profits with a simple majority vote at the occasion of the annual general shareholders’ meeting, based on the most recent statutory audited financial statements, prepared in accordance with Belgian GAAP and based on a (non-binding) proposal of the Company’s board of directors. The Belgian Companies and Associations Code and the Company’s articles of association also authorize the board of directors to declare interim dividends without shareholder approval. The right to pay such interim dividends is, however, subject to certain legal restrictions.

Our company’s ability to distribute dividends is subject to availability of sufficient distributable profits as defined under Belgian law on the basis of our stand-alone statutory accounts prepared in accordance with Belgian GAAP. In particular, dividends can only be distributed if following the declaration and issuance of the dividends the amount of our net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements (i.e. summarized, the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all in accordance with Belgian accounting rules), decreased with, except in exceptional circumstances, to be disclosed and justified in the notes to the annual accounts, the non-amortized costs of incorporation and extension and non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the issued capital), increased with the amount of non-distributable reserves.

In addition, pursuant to Belgian law and our articles of association, the Company must allocate an amount of 5% of our Belgian GAAP annual net profit (nettowinst/bénéfices nets) to a legal reserve in its stand-alone statutory accounts, until the legal reserve amounts to 10% of our share capital. Our legal reserve currently does not meet this requirement nor will it meet the requirement at the time of the closing of this offering. Accordingly, 5% of its Belgian GAAP annual net profit during future years will need to be allocated to the legal reserve, limiting our ability to pay out dividends to its shareholders.

Under the senior secured loan agreement entered into between with Kreos Capital and the Company on November 1, 2019 and amended on October 19, 2020 and April 19, 2021, no distributions can be declared or made without the consent of the Kreos Capital.

In addition, further financial restrictions and other limitations may be contained in future credit agreements.

The right to payment of dividends expires five years after the board of directors declared the dividend payable.

Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for either or both of the fiscal year in which the dividend is declared and the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Dividends may be paid in the form of shares, property or cash.

Appointment of Directors

Pursuant to the Belgian Companies and Associations Code and the articles of association, the board of directors must consist of at least three directors. Our Company’s Corporate Governance Charter provides that the board of directors should have a composition appropriate to the Company’s purpose, its operations, phase of development, structure of ownership and other specifics. Pursuant to the Belgian Companies and Associations Code and the articles of association of the company, the board of directors should be composed of at least three directors. In accordance with the Belgian Corporate Governance Code, the composition of the board of directors should be determined so as to gather sufficient expertise in the company’s areas of activity as well as sufficient diversity of skills, background, age and gender. Pursuant to the Belgian Corporate Governance Code, a majority of the directors must be non-executive directors, and the board of directors should consist of an appropriate number of independent directors. At least three directors should qualify as independent directors in accordance with the criteria described in the Belgian Corporate Governance Code. At least one third of the members of the board of directors must be of the opposite gender.

Liquidation Rights

Our company can only be voluntarily dissolved by a shareholders’ resolution passed with a majority of at least 75% of the votes cast at a meeting of shareholders where at least 50% of the share capital is present or represented. In the event the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second meeting of shareholders can validly deliberate and decide regardless of the number of shares present or represented.

Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution of a Delaware corporation must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The DGCL allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

In the event of the dissolution and liquidation of our company, the assets remaining after payment of all debts and liquidation expenses will be distributed to the holders of our shares, each receiving a sum on a pro rata basis.

Pursuant to article 7:228 of the Belgian Companies and Associations Code, if, as a result of losses incurred, the ratio of our company’s net assets (determined in accordance with Belgian legal and accounting rules for non-consolidated financial statements) to share capital is less than 50%, the board of directors must convene an extraordinary general shareholders’ meeting within two months as of the date upon which the board of directors discovered or should have discovered this undercapitalization. At this general shareholders’ meeting the board of directors needs to propose either the dissolution of the Company or the continuation of the Company, in which case the board of directors must propose measures to ensure the Company’s continuity. The board of directors must justify its proposals in a special report to the shareholders. Shareholders representing at least 75% of the votes validly cast at this meeting have the right to dissolve the Company, provided that at least 50% of our share capital is present or represented at the meeting.

If, as a result of losses incurred, the ratio of the Company’s net assets to share capital is less than 25%, the same procedure must be followed, it being understood, however, that in that event shareholders representing 25% of the votes validly cast at the meeting can decide to dissolve the Company.

Pursuant to article 7:229 of the Belgian Companies and Associations Code, if the amount of the Company’s net assets has dropped below €61,500 (the minimum amount of share capital of a corporation with limited liability organised under the laws of Belgium (naamloze vennootschap/société anonyme)), any interested party is entitled to request the competent court to dissolve the Company. The court can order the dissolution of the Company or grant a grace period within which the Company is to remedy the situation.

If the Company is dissolved for any reason, the liquidation must be carried out by one or more liquidators appointed by the general shareholders’ meeting and whose appointment has been ratified by the enterprise court. Any balance remaining after discharging all debts, liabilities and liquidation costs must first be applied to reimburse, in cash or in kind, the paid-up capital of the shares not yet reimbursed. Any remaining balance shall be equally distributed amongst all the shareholders.

On the date of this prospectus, the Company’s net equity is positive and thus does not fall within the scope of the articles 7:228 and 7:229 of the Belgian Companies and Associations Code.

Belgian Legislation and jurisdiction

Notification of significant shareholdings

Pursuant to the Belgian act of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, as amended from time to time, or the Belgian Transparency Act, a notification to the Company and to the FSMA is required by all natural persons and legal entities (i.e. legal person, enterprise without legal personality, or trust), in the following circumstances:

•      an acquisition or disposal of voting securities, voting rights or financial instruments that are treated as voting securities;

•      the reaching of a threshold by persons or legal entities acting in concert;

•      the conclusion, modification or termination of an agreement to act in concert;

•      the downward reaching of the lowest threshold;

•      the passive reaching of a threshold;

•      the holding of voting securities in the Company upon first admission thereof to trading on a regulated market;

•      where a previous notification concerning the financial instruments treated as equivalent to voting securities is updated;

•      the acquisition or disposal of the control of an entity that holds voting securities in the Company; and

•      where the Company introduces additional notification thresholds in the articles of association,

in each case where the percentage of voting rights attached to the securities held by such persons reaches, exceeds or falls below the legal threshold, set at 5% of the total voting rights, and 10%, 15%, 20% and so on in increments of 5% or, as the case may be, the additional thresholds provided in the articles of association. The Company has provided for an additional threshold of 3% in its articles of association.

The notification must be made promptly and at the latest within four trading days following the moment on which the person who is subject to the notification obligation received knowledge or could be deemed to have received knowledge of the acquisition or disposal of the voting rights triggering the reaching of the threshold. Where the Company receives a notification of information regarding the reaching of a threshold, it has to publish such information within three trading days following receipt of the notification. Subject to certain exceptions, no shareholder may, pursuant to article 25/1 of the Belgian Transparency Act, cast a greater number of votes at a general shareholders’ meeting of the Company than those attached to the rights and securities that it has notified in accordance with the aforementioned disclosure rules at least 20 calendar days prior to the date of the general shareholders’ meeting.

The forms on which such notifications must be made, as well as further explanations, can be found on the website of the FSMA (www.fsma.be). Violation of the disclosure requirements may result in the suspension of voting rights, a court order to sell the securities to a third party and/or criminal liability. The FSMA may also impose administrative sanctions. The Company is required to publicly disclose any notifications received regarding increases or decreases in a shareholder’s ownership of the Company’s securities, and must mention these notifications in the notes to its financial statements.

The obligation to disclose significant shareholdings as well as certain other provisions of Belgian law (e.g., merger control, authorized capital and the requirement to have certain change of control clauses approved by an extraordinary shareholders’ meeting) that may apply to the Company, may make an unsolicited tender offer, merger, change in management or other change in control, more difficult. Such provisions could discourage potential takeover attempts that third parties may consider and that other shareholders may consider to be in their best interest and could adversely affect the market price of the shares. These provisions may also deprive shareholders of the opportunity to sell their shares at a premium (which is typically offered in the context of a takeover bid).

In accordance with U.S. federal securities laws, holders of our ordinary shares and holders of ADSs will be required to comply with disclosure requirements relating to their ownership of our securities. Any person that, after acquiring beneficial ownership of our ordinary shares or ADSs, is the beneficial owners of more than 5% of our outstanding ordinary shares or ordinary shares underlying ADSs must file with the SEC a Schedule 13D or Schedule 13G, as applicable, disclosing the information required by such schedules, including the number of our ordinary shares or ordinary shares underlying ADSs that such person has acquired (whether alone or jointly with one or more other persons). In addition, if any material change occurs in the facts set forth in the report filed on Schedule 13D (including a more than 1% increase or decrease in the percentage of the total shares beneficially owned), the beneficial owner must promptly file an amendment disclosing such change.

Disclosure of Net Short Positions

Pursuant to the Regulation (EU) No. 236/2012 of the European Parliament and the Council on short selling and certain aspects of credit default swaps, any person that acquires or disposes of a net short position relating to our issued share capital, whether by a transaction in shares or ADSs, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a decrease in the price of such shares or ADSs is required to notify the FSMA if, as a result of which acquisition or disposal his net short position reaches, exceeds or falls below 0.2% of our issued share capital and each 0.1% above that. If the net short position reaches 0.5%, and also at every 0.1% above that, the FSMA will disclose the net short position to the public.

Public Takeover Bids

Public takeover bids for the Company’s shares and other securities giving access to voting rights (such as subscription rights or convertible bonds, if any) are subject to supervision by the FSMA. Any public takeover bid must be extended to all of the Company’s voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus which has been approved by the FSMA prior to publication.

Belgium has implemented the Thirteenth Company Law Directive (European Directive 2004/25/EC of 21 April 2004) by the Belgian Act of 1 April 2007 on public takeover bids, as amended, or the Belgian Takeover Act, and the Belgian Royal Decree of 27 April 2007 on public takeover bids, as amended, or the Belgian Takeover Decree. The Belgian Takeover Act provides that a mandatory bid must be launched if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for their account, directly or indirectly holds more than 30% of the voting securities in a company having its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Belgian Takeover Decree. The mere fact of exceeding the relevant threshold through the acquisition of shares will give rise to a mandatory bid, irrespective of whether the price paid in the relevant transaction exceeds the current market price. The duty to launch a mandatory bid does not apply in certain cases set out in the Belgian Takeover Decree such as (i) in case of an acquisition if it can be shown that a third party exercises control over the company or that such party holds a larger stake than the person holding 30% of the voting securities or (ii) in case of a capital increase with preferential subscription rights decided by the Company’s general shareholders’ meeting.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligation to disclose significant shareholdings (see “— Notification of significant shareholdings” above) and merger control, that may apply towards the Company and which may create hurdles to an unsolicited tender offer, merger, change in management or other change in control. These provisions could discourage potential takeover attempts that other shareholders may consider to be in their best interest and could adversely affect the market price of the shares of the Company. These provisions may also have the effect of depriving the shareholders of the opportunity to sell their shares at a premium.

In addition, pursuant to Belgian company law, the board of directors of Belgian companies may in certain circumstances, and subject to prior authorization by the shareholders, deter or frustrate public takeover bids through dilutive issuances of equity securities (pursuant to the “authorized capital”) or through share buy-backs (i.e. purchase of own shares). In principle, the authorization of the board of directors to increase the share capital of the Company through contributions in kind or in cash with cancellation or limitation of the preferential subscription right of the existing shareholders is suspended as of the notification to the Company by the FSMA of a public takeover bid on the securities of the Company. The general shareholders’ meeting can, however, under certain conditions, expressly authorize the board of directors to increase the capital of the Company in such case by issuing shares in an amount of not more than 10% of the existing shares at the time of such a public takeover bid. (see also “— Rights attached to the Shares”, “— Changes to the share capital” and “— Capital increases decided by the board of directors”).

The Company’s articles of association do not provide for any specific protective mechanisms against public takeover bids.

Squeeze-out

Pursuant to article 7:82 of the Belgian Companies and Associations Code or the regulations promulgated thereunder, a person or legal entity, or different persons or legal entities acting alone or in concert, who own, together with the company, at least 95% of the securities with voting rights in a public company are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to the bidder at the end of the procedure. At the end of the squeeze-out procedure, the company is no longer deemed a public company, unless convertible bonds issued by the company are still spread among the public. The consideration for the securities must be in cash and must represent the fair value (verified by an independent expert) as to safeguard the interests of the transferring shareholders.

A squeeze-out offer is also possible upon completion of a public takeover bid, provided that the bidder holds at least 95% of the voting capital and 95% of the voting securities of the public company. In such a case, the bidder may require that all remaining shareholders sell their securities to the bidder at the offer price of the takeover bid, provided that, in case of a voluntary takeover offer, the bidder has also acquired 90% of the voting capital to which the offer relates. The shares that are not voluntarily tendered in response to any such offer are deemed to be automatically transferred to the bidder at the end of the procedure.

The DGCL provides for shareholders appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the shareholder’s shares, in connection with certain mergers and consolidations.

Sell-out right

Within three months after the end of an acceptance period related to a public takeover bid, holders of voting securities or of securities giving access to voting rights may require the offeror, acting alone or in concert, who owns at least 95% of the voting capital and 95% of the voting securities in a public company following a takeover bid, to buy their securities from them at the price of the bid, on the condition that, in case of a voluntary takeover offer, the offeror has acquired, through the acceptance of the bid, securities representing at least 90% of the voting capital subject to the takeover bid.

Limitations on the Right to Own Securities

Neither Belgian law nor our articles of association impose any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders.

Exchange Controls and Limitations Affecting Shareholders

There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States.

We are in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on our behalf, the credit institution will in certain circumstances be responsible for the reporting obligations.

Securities Exercisable for Ordinary Shares (Equity Incentives)

See “Management — Compensation of Our Directors and Executives — Warrant Plans” for a description of securities granted by our board of directors to our directors, members of the executive management team, employees and other service providers.

Listing

We intend to apply to list the ADSs on the Nasdaq Global Market under the symbol “MDXH.” Our ordinary shares are currently listed on Euronext Brussels under the symbol “MDXH.BR.”

Transfer Agent and Registrar

Upon the closing of the offering, the transfer agent and registrar for the ADSs will be The Bank of New York Mellon.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business. All of the ordinary shares offered by this prospectus will have the same dividend rights as all of our other outstanding ordinary shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a meeting of shareholders with a simple majority vote, although our board of directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Code of Companies and Associations, or CCA. See “Description of Share Capital and Articles of Association.”

Our ability to distribute dividends is subject to availability of sufficient distributable profits as defined under Belgian law on the basis of our stand-alone statutory accounts prepared in accordance with Belgian GAAP. In particular, dividends can only be distributed if following the declaration and issuance of the dividends the amount of our net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements (i.e., summarized, the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all in accordance with Belgian accounting rules), and, save in exceptional cases, to be mentioned and justified in the notes to the annual accounts, decreased with the non-amortized costs of incorporation and extension and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the issued capital), increased with the amount of non-distributable reserves (which include, as the case may be, the unamortized part of any revaluation surpluses).

In addition, pursuant to Belgian law and our Articles of Association, we must allocate an amount of 5% of our Belgian GAAP annual net profit to a legal reserve in its stand-alone statutory accounts, until the legal reserve amounts to 10% of our share capital. Our legal reserve currently does not meet this requirement nor will it meet the requirement at the time of the closing. Accordingly, 5% of our Belgian GAAP annual net profit during future years will need to be allocated to the legal reserve, further limiting our ability to pay out dividends to its shareholders.

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Taxation — Material Belgian Tax Consequences.”

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization, each as of June 30, 2021:

•      on an actual basis; and

•      on an as adjusted basis, to reflect the sales by us of            ADSs at an assumed initial offering price of $            per ADS, which was the U.S. dollar equivalent of the last reported sale price of our ordinary shares on Euronext Brussels on             , 2021, adjusted to reflect the ADS-to-ordinary share ratio, after deducting the underwriting discount and estimated offering expenses payable by us and the receipt by us of the expected net proceeds of such sale.

The as adjusted information below is illustrative only, and our capitalization following the closing of this offering may differ from that shown below based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with the sections entitled “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, which appear elsewhere in this prospectus.

	As of June 30, 2021
(in thousands)	Actual	As Adjusted
Cash and cash equivalents	$31,318
Capitalization:
Share capital	100,360
Issuance premium	141,041
Retained Earnings	(228,599)
Share-based compensation	9,871
Translation reserve	(1,179)
Total equity	21,494
Loans and borrowings
Long-term	9,959
Short-term	2,835
Total loans and borrowings	12,794
Total capitalization	34,288

Each $1.00 increase (decrease) in the assumed initial offering price of $            per ADS, which was the U.S. dollar equivalent of the last reported sale price of our ordinary shares on Euronext Brussels on             , 2021, adjusted to reflect the ADS-to-ordinary share ratio, would increase (decrease) each of as adjusted cash and cash equivalents, total equity and total capitalization by approximately $            million, assuming that the number of ADSs by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. Each increase (decrease) of 1.0 million ADSs offered by us would increase (decrease) each of as adjusted cash and cash equivalents, total equity and total capitalization by approximately $            million), assuming that the assumed offering price remains the same, and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The number of ordinary shares to be outstanding after this offering (including ordinary shares underlying ADSs) is based on 118,469,226 shares outstanding as of June 30, 2021, and excludes:

•      5,766,093 ordinary shares issuable upon the exercise of outstanding warrants pursuant to our warrant plans, at a weighted average exercise price of €1.74 per share; and

•      shares issuable upon conversion of the convertible loan portion of our loan facility with Kreos Capital.

DILUTION

If you invest in the ADSs in this offering, your interest will be diluted to the extent of the difference between the public offering price per ADS paid by purchasers in the offering and our as adjusted net tangible book value per ADS after completion of the offering. Dilution results from the fact that the public offering price per ADS is substantially in excess of the net tangible book value per ADS.

As of June 30, 2021, we had a historical net tangible book value of $             million, corresponding to a net tangible book value of $[•] per ordinary share or $            per ADS (using the ratio of            ordinary shares to one ADS). Net tangible book value per ordinary share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding as of June 30, 2021, or the total number of ADSs that would represent such total number of shares based on a share-to-ADS ratio of            -to-one.

After giving effect to the sale by us of            ADSs in the offering at an assumed initial public offering price of $             per ADS, which was the U.S. dollar equivalent of the last reported sale price of our ordinary shares on Euronext Brussels on             , 2021, adjusted to reflect the ADS-to-ordinary share ratio, and after deducting the underwriting discounts and commissions and estimated expenses payable by us, our as adjusted net tangible book value as of June 30, 2021 would have been $            , representing an as adjusted net tangible book value of $            per ordinary share or $            per ADS. This represents an immediate increase in net tangible book value of $            per ordinary share or $            per ADS to existing shareholders and an immediate dilution of $            per ordinary share or $            per ADS to new investors purchasing ADSs in the offering. Dilution per ordinary share or ADS to new investors is determined by subtracting the as adjusted net tangible book value per ADS after the offering from the offering price per ADS paid by new investors.

The following table illustrates this dilution to new investors purchasing ADSs in the offering.

As of June 30, 2021
Per ADS
Public offering price	$
Historical net tangible book value per ADS	$
Increase in net tangible book value per ADS attributable investors participating in the offering
As adjusted net tangible book value per ADS, after giving effect to this the offering
Dilution in as adjusted net tangible book value per ADS to new investors participating in the offering	$

Each $1.00 increase (decrease) in the assumed initial offering price of $            per ADS, which was the U.S. dollar equivalent of the last reported sale price of our ordinary shares on Euronext Brussels on             , 2021, adjusted to reflect the ADS-to-ordinary share ratio, would increase (decrease) our as adjusted net tangible book value by approximately $            million), or approximately $            per ADS, and the dilution to new investors participating in this offering would be approximately $            per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and estimated offering expenses payable by us. We may also increase (decrease) the number of ADSs we are offering. An increase in the number of ADSs offered by us by 1.0 million would increase the as adjusted net tangible book value by approximately $            million, or $            per ADS, and the dilution to new investors participating in this offering would be $            per ADS, assuming that the initial offering price remains the same, and after deducting estimated underwriting discounts and estimated offering expenses payable by us. Similarly, a decrease in the number of ADSs offered by us by 1.0 million would decrease the as adjusted net tangible book value by approximately $            million, or $            per ADS, and the dilution to new investors participating in this offering would be $            per ADS, assuming that the initial offering

price remains the same, and after deducting estimated underwriting discounts and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the number of ADSs offered by us and other terms of this offering determined at pricing.

If the underwriters exercise in full their option to purchase additional ADSs, the as adjusted net tangible book value after the offering would be $            per ADS, the increase in the as adjusted net tangible book value to existing shareholders would be $            per ADS, and the dilution to new investors participating in this offering would be $            per ADS.

The following table sets forth consideration paid to us in cash for ordinary shares purchased from us by our existing shareholders (translated into U.S. dollars at an exchange rate of €1.00 for $            ) and by new investors participating in this offering based on an assumed offering price of $            per ADS, which was the U.S. dollar equivalent of the last reported sale price of our ordinary shares on Euronext Brussels on             , 2021, adjusted to reflect the ADS-to-ordinary share ratio, and before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Ordinary Shares (including ADSs) Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount (in millions)	Percent	Share	ADS
Existing shareholders		%	$	%	$	$
Investors participating in this offering
Total		100%		$100%	$	$

If the underwriters exercise in full their option to purchase additional ADSs, the percentage of ordinary shares (including ordinary shares underlying ADSs) held by existing shareholders would be reduced to            % of the total number of ordinary shares (including ordinary shares underlying ADSs) outstanding after the offering, and the number of shares held by investors participating in this offering would be increased to            % of the total number of ordinary shares (including ordinary shares underlying ADSs) outstanding after this offering.

If the underwriters exercise their option to purchase additional ADSs in full, the number of ordinary shares held by the existing shareholders (including ordinary shares underlying ADSs) after this offering would be reduced to            , or            % of the total number of ordinary shares (including ordinary shares underlying ADSs) outstanding after the offering, and the number of ordinary shares (including ordinary shares underlying ADSs) held by new investors participating in this offering would increase to            , or            % of the total number of ordinary shares (including ordinary shares underlying ADSs) outstanding after the offering.

The number of ordinary shares to be outstanding after this offering (including ordinary shares underlying ADSs) is based on 118,469,226 shares outstanding as of June 30, 2021, and excludes:

•      5,766,093 ordinary shares issuable upon the exercise of outstanding warrants pursuant to our warrant plans, at a weighted average exercise price of €1.74 per share; and

•      shares issuable upon conversion of the convertible loan portion of our loan facility with Kreos Capital.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Dividends and Distributions

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent ____ ordinary shares (or a right to receive ____ ordinary shares) deposited with ING Bank, S.A., as custodian for the depositary in Belgium. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, or an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings. As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Belgian law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see the section of this prospectus titled “Where You Can Find More Information.”

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Ordinary Shares.    The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution.

The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional ordinary shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian.

Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited ordinary share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Belgium and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [30] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement.

However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•      60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•      we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•      we delist our ordinary shares from an exchange outside the United States on which they were listed and do not list the ordinary shares on another exchange outside the United States;

•      the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•      we appear to be insolvent or enter insolvency proceedings;

•      all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•      there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•      there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•      are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•      are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•      are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

•      are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•      have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•      may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•      are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•      the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the depositary may require:

•      payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•      satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•      compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•      when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•      when you owe money to pay fees, taxes and similar charges; or

•      when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules or regulations promulgated thereunder.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to the offering, although our ordinary shares are admitted to trading on Euronext Brussels, there has been no public market on a U.S. national securities exchange for our ordinary shares or ADSs and we cannot assure you that a significant public market in the U.S. for the ordinary shares or ADSs will be established or sustained after the global offering.

Future sales of the ADSs in the public market immediately after the global offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. Some of our ordinary shares and ADSs are subject to contractual and legal restrictions on resale as described below. There may be sales of substantial amounts of the ADSs or ordinary shares in the public market after such restrictions lapse, which could adversely affect prevailing market prices of the ADSs and could impair our future ability to raise equity capital.

Upon the closing of the offering,            ordinary shares (including ordinary shares represented by ADSs) will be outstanding, based on our ordinary shares outstanding as of June 30, 2021. The ordinary shares and ADSs sold in the global offering will be freely tradable without restriction or further registration under the Securities Act, except for any ordinary shares or ADSs purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, sales of which would be subject to Rule 144 resale restrictions described below, other than the holding period requirement.

The ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the United States on the Nasdaq Capital Market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or Rule 701 promulgated under the Securities Act. We expect            of our ordinary shares outstanding after the offering will be subject to the contractual 180-day lock-up period described below.

Rule 144

Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets. In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who have beneficially owned restricted securities for at least six months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 without complying with the manner of sale, volume limitation or notice provisions of Rule 144 if:

•      the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•      we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•      we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without complying with any of the requirements of Rule 144, including the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above.

Once we have been subject to the public company reporting requirements of the Exchange Act for at least 180 days, our affiliates who have beneficially owned the securities proposed to be sold for at least six months and comply with the manner of sale and notice provisions of Rule 144 would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•      1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after the consummation of the global offering based on the number of ordinary shares outstanding as of June 30, 2021; or

•      the average weekly trading volume of our ordinary shares represented by ADSs on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales under Rule 144 by our affiliates or persons selling ADSs on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the market standoff agreements and lock-up agreements described above.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.

Lock-up Agreements

Each of our executive officers, directors and certain of our existing shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs, ordinary shares or such securities convertible or exercisable into ADS or ordinary shares for a period of 180 days after the date of this prospectus, or publicly disclose the intention to do any of the foregoing, without the prior written consent of the underwriters. See “Underwriting.”

TAXATION

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of the ADSs. Each holder or prospective holder of the ADSs is urged to consult his, her or its own tax advisor.

Material U.S. Federal Income Tax Consequences

General

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders, both as defined below, of the ownership and disposition of the ADSs as of the date of this report. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable U.S. Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and guidance, all of which are subject to change, possibly on a retroactive basis. This discussion applies to you only if you acquire the ADSs in this offering and hold such ADSs as a capital asset within the meaning of Section 1221 of the Code (generally, held for investment). The U.S. Internal Revenue Service, or the “IRS,” may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the ADSs. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the ownership of the ADSs. In particular, the discussion does not address tax consequences that depend upon an investor’s particular tax circumstances nor does it cover any state, local or foreign law, the possible application of the U.S. federal estate or gift tax laws. You are urged to consult your own tax advisor regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and U.S. federal estate and gift tax consequences resulting from the ownership and disposition of the ADSs. In addition, this discussion does not take into account special U.S. federal income tax rules that apply to particular categories of holders of the ADSs, including, without limitation, the following:

•      dealers, brokers or traders in securities electing to use a mark-to-market method of accounting;

•      banks, thrifts or other financial institutions;

•      individual retirement or tax-deferred accounts;

•      insurance companies;

•      tax-exempt organizations;

•      regulated investment companies or real estate investment trusts;

•      persons holding the ADSs as part of a hedging, straddle or conversion transaction for U.S. federal income tax purposes;

•      persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

•      persons whose functional currency for U. S. federal income tax purposes is not the U.S. dollar;

•      persons subject to the alternative minimum tax;

•      persons that own, or are treated as owning, 10% or more, by voting power or value, of our outstanding common stock (including common stock represented by ADSs);

•      certain former U.S. citizens and residents who have expatriated; or

•      persons receiving the ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of the ADSs that is:

•      an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•      a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•      an estate whose income is subject to United States federal income tax regardless of its source; or

•      a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) that, if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership holding the ADSs or a partner in such partnership, you should consult your tax advisor with respect to the U.S. federal income tax consequences of the ownership and disposition of the ADSs by the partnership.

General

In general, a U.S. Holder of the ADSs will be treated as owning the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs. The U.S. Department of the Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the Depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the preferential rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Belgian taxes, and the availability of the preferential tax rate for dividends received by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by such parties or intermediaries.

Distributions

Subject to the “passive foreign investment company”, or PFIC, rules discussed below, the amount of any cash distribution (other than in liquidation) that you receive with respect to the ADSs including the amount of any Belgian taxes actually withheld therefrom (described below in “— Material Belgian Tax Consequences”) generally will be taxed to a U.S. Holder as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt by the Depositary. Dividends received by individuals and certain other non-corporate U.S. Holders from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC.

The ADSs will be traded on an established securities market in the United States, although we cannot guarantee that the ADSs will be so traded in the future. If we are not a PFIC and we are treated as a qualified foreign corporation, dividends we pay with respect to the ADSs would be eligible for the reduced rates of taxation described in this paragraph. We do not expect to be treated as a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. No assurance can be given that the IRS will not disagree and seek to treat us as a PFIC. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of Company ADSs should consult their own tax advisors regarding the availability of a reduced dividend tax rate in light of their own particular circumstances.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ADSs. However, because we do not maintain calculations of our E&P under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.

For U.S. foreign tax credit limitation purposes, dividends received on ADSs will be treated as foreign source income and will generally constitute “passive category income,” or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of Belgian taxes actually withheld on dividends paid on ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. However, if we are a “U.S.-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “U.S.-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, U.S.-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we don’t believe we are currently a “U.S.-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ADSs allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. The rules governing U.S. foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

Sale, Exchange or Other Disposition of ADSs

Subject to the PFIC rules discussed below, generally, in connection with the sale, exchange or other disposition of ADSs:

•      you will recognize capital gain or loss equal to the difference (if any) between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in such ADSs;

•      such gain or loss will be long-term capital gain or loss if your holding period for such ADSs is more than one year at the time of the sale or other disposition;

•      such gain or loss will generally be treated as U.S. source for U.S. foreign tax credit purposes; and

•      your ability to deduct capital losses is subject to limitations.

Long-term capital gains recognized by individuals and certain other non-corporate taxpayers are taxed at preferential rates. If the consideration received upon the sale or other taxable disposition of ADSs is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If ADSs are treated as traded on an established securities market, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Passive Foreign Investment Company (PFIC)

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of value of its assets (based on an average of the quarterly values of the assets during such taxable year) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. A separate determination must be made after the close of each fiscal year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value goodwill is generally treated as an active asset if it is associated with business activities that produce active income.

Based on the current estimates, and expected future composition, of our income and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The determination of whether we are a PFIC is fact-intensive and the applicable law is subject to varying interpretation. There can be no assurance that the IRS will agree with our position or that the IRS will not successfully challenge our position including our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

If we are treated as a PFIC, gain realized on the sale, exchange or other disposition of your ADSs would in general not be treated as capital gain. Instead, such gain would be allocated ratably over your holding period for the ADSs. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge on the tax attributable to each such year. If we are a PFIC for any year during a U.S. Holder’s holding period for ADSs, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder owns the ADSs. Dividends received from ADSs will not be eligible for the special tax rates applicable to qualified dividend income for certain non-corporate U.S. Holder if we were treated as a PFIC with respect to the U.S. Holder, either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Further, any distribution in respect of ADSs in excess of 125 percent of the average annual distributions on ADSs received by a U.S. Holder during the preceding three years or such U.S. Holder’s holding period, whichever is shorter, would be allocated ratably over the U.S. Holder’s holding period for ADSs and subject to taxation as described with respect to sales, exchanges or other dispositions above. Certain elections may be available that would result in alternative treatments such as mark-to-market treatment of the ADSs.

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders that are individuals, estates, and certain trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized or amounts received with respect to their ADSs, to the extent of their net investment income that, when added to other modified adjusted gross income, exceeds $200,000 for a single taxpayer (or a qualifying head of household), $250,000 for married taxpayers filing a joint return (or a qualifying widower), or $125,000 for a married taxpayer filing a separate return. U.S. Holders should consult their own tax advisors with respect to the applicability of the net investment income tax.

Information Reporting and Backup Withholding

Except in the case of corporations or other exempt holders, amounts received by a U.S. Holder in connection with distributions, if any, paid by Company with respect to ADSs and proceeds from the sale, exchange or other disposition of ADSs may be subject to U.S. information reporting requirements and backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and amounts withheld may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

U.S. Holders who are individuals (and under proposed regulations, certain entities) and who own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the tax year (or more than $75,000 at any time during the tax year) are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets, subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution) “Specified foreign financial assets” include securities issued by a non-U.S. issuer (which would include ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Individuals who fail to report the required information could be subject to substantial penalties, and such individuals should consult their own tax advisors concerning the application of these rules to their investment in ADSs.

TAX MATTERS CAN BE COMPLICATED. THE FOREGOING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF ADSS. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT DEPEND UPON INDIVIDUAL CIRCUMSTANCES. THIS DISCUSSION DOES NOT ADDRESS ANY U.S. FEDERAL TAX CONSEQUENCES OTHER THAN INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSIDERATIONS, NOR ANY TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE OWNERSHIP AND DISPOSITION OF ADSS. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF ADSS TO YOU.

Non-United States Holders

For purposes of this discussion, if you are not a U.S. Holder (as defined above), you are a “Non-U.S. Holder”.

Distributions on the ADSs

You generally will not be subject to U.S. federal income tax or withholding on distributions made on the ADSs unless:

•      you conduct a trade or business in the U.S., and

•      the distributions are effectively connected with the conduct of that trade or business (or, under certain income tax treaties, such distributions are attributable to a permanent establishment that you maintain in the United States).

If you meet the two tests above, you generally will be subject to tax in respect of such distributions in the same manner as a U.S. Holder, as described above. In addition, any effectively connected distributions received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30-percent rate or such lower rate as may be provided by an applicable income tax treaty.

Sale, Exchange or Other Disposition of the ADSs

Generally, you will not be subject to U.S. federal income tax or withholding in respect of gain recognized on a sale, exchange or other disposition of the ADSs unless:

•      your gain is effectively connected with a trade or business that you conduct in the United States (or, under certain income tax treaties, such gain is attributable to a permanent establishment that you maintain in the United States), or

•      you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale, exchange or other disposition, and certain other conditions exist.

If you meet either of the two tests above, you will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. Holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30-percent or such lower rate as may be provided by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments, including distributions and proceeds from sales, exchanges or other dispositions in respect of the ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding. You will not be subject to backup withholding provided that:

•      you are a corporation or other exempt recipient, or

•      you provide your correct U.S. federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act (or “FATCA”) generally imposes a U.S. federal withholding tax of 30% on dividends on the ADSs paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on the ADSs paid to a ”non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding obligations under FATCA generally apply to payments of dividends (including constructive dividends) on the ADSs. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.

Additionally, FATCA may impose a 30% withholding tax on payments of gross proceeds from the sale, exchange or redemption of property that gives rise to U.S.-source dividends or interest, including the ADSs. The IRS recently issued Proposed Treasury Regulations that eliminate withholding on payments of gross proceeds. Pursuant to the Proposed Treasury Regulations, the issuer and any withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until the final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of FATCA to their ownership of the ADSs.

Material Belgian Tax Consequences

General

The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws, treaties and regulatory interpretation thereof.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Administration.

For the purposes of this summary, ADSs or ordinary shares means ordinary shares represented by ADSs. Both terms are used interchangeably.

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form. A reimbursement of fiscal capital made in accordance with the Belgian Companies and Associations Code is partly considered to be a distribution of the existing taxed reserves (irrespective whether incorporated into the capital or not) and/or the tax-free reserves incorporated into the capital. The proportion is determined on the basis of the ratio between certain taxed reserves and tax-free reserves incorporated into the capital on the one hand and, on the other hand, the aggregate of such reserves and the fiscal capital. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in certain circumstances may be subject to a withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal capital will be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-residents, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian Dividend Withholding Tax

Under the Belgium-United States Tax Treaty (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty, (a “Qualifying Holder”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is: (i) a company that is a resident of the United States that has owned directly ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Centre Etrangers, Team 6, Kruidtuinlaan 50, PO 3429, 1000 Brussels, Belgium or online on the website of the Belgian tax authorities. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend is paid or attributed. U.S. holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to certain U.S. pension funds provided that the U.S. pension fund (i) qualifies as a non-resident saver for Belgian withholding tax purposes (i.e., it has a separate legal personality and fiscal residence outside of Belgium and without a permanent establishment or fixed base in Belgium), (ii) has a corporate purpose that consists solely in managing and investing funds collected in order to pay legal or complementary pensions, (iii) has activity that is limited to the investment of funds collected in the exercise of its statutory purpose, without any profit making activity and (iv) is exempt from income taxes in the United States. Furthermore, such pension fund may not contractually be obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the ADSs nor obligated to pay a manufactured dividend with respect to the ADSs under a securities borrowing transaction (save in certain particular cases as described in Belgian law) and subject to certain procedural formalities.

Under Belgian domestic tax law, a withholding tax exemption is available to dividends paid to a non-resident corporate shareholder (located in a Member State of the European Union or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) provided that (i) at the date of payment or attribution of the dividend it holds a participation in our company representing at least 10% of our share capital, (ii) this holding is held or will be held in full ownership for an uninterrupted period of at least one year, (iii) this non-resident corporate shareholder is tax resident of the country where it is established according to the tax laws of and the bilateral tax treaties established by such country, (iv) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime and (v) its legal form is (similar to one of the legal forms) listed in the annex of the E.U. directive dated 23 July 1990 (90/435/EC) as amended by the directive of 22 December 2003 (2003/123/EC). This reduced withholding tax will apply provided that certain procedural formalities are complied with.

Finally, a withholding tax exemption is available, pursuant to Belgian domestic tax law, to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that at the date of payment or attribution of the dividend it holds a participation in our company representing less than 10% of our share capital but the acquisition value of which is at least €2.5 million and provided that certain other conditions are met, i.e., that (i) this holding is held or will be held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime, and (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated 30 November 2011 (2011/96/EU) as amended by the directive of 8 July 2014 (2014/86/EU). This reduced withholding tax will apply only if and to the extent that the ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to above and subject to certain procedural formalities.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs do not fall within the scope of application of Belgian domestic tax law.

Capital gains realized on ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation in Belgium unless the corporate Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected. Capital losses are not deductible.

Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and which are holding ADSs as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be deductible in Belgium.

However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will in principle be taxable at 33%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

Capital gains realized by such individual Holders on the disposal of ADSs for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity who is established outside the European Economic Area, are in principle taxable at a rate of 16.5% if, at any time during the five years preceding the sale, such individual Holders has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See section “Dividend Withholding Tax.”

Estate and Gift Tax

There is no Belgian estate tax on the transfer of ADSs upon the death of a Belgian non-resident.

Donations of ADSs made in Belgium may or may not be subject to gift tax in Belgium depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions (taxe sur les opérations de bourse/taks op de beursverrichtingen) is generally levied on the purchase and the sale and on any other acquisition and transfer for consideration of existing ADSs on the secondary market carried out by a Belgian resident investor through a professional intermediary if (i) executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals having their usual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium.

The applicable rate amounts to 0.35% of the consideration paid but with a cap of €1,600 per transaction and per party. The tax is due separately from each party to any such transaction, i.e., the seller (transferor) and the purchaser (transferee), both collected by the professional intermediary.

However, if the intermediary is established outside of Belgium, the tax will in principle be due by the ordering private individual or legal entity, unless that individual or entity can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian representative for tax purposes, which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the tax on stock exchange transactions if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status. A tax on repurchase transactions (taxe sur les reports/taks op de reportverrichtingen) at the rate of 0.085%. will be due from each party to any such transaction entered into or carried out in Belgium by a Belgian resident investor in which a stockbroker acts for either party (with a maximum amount of €1,600 per transaction and per party).

No stock exchange tax, nor tax on repurchase transactions is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Act of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Belgian Act of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Act of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account, or (v) regulated real estate companies (for the stock exchange tax only).

No stock exchange tax, nor tax on repurchase transactions will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

Belgian Annual Tax on Securities Accounts

Pursuant to the Belgian Act of February 17, 2021 introducing a new annual tax on securities accounts due on securities accounts held through an intermediary if the average value of the taxable financial instruments held on this securities account exceeds €1 million during a reference period of 12 consecutive months. This new annual tax on securities accounts is introduced because the previous tax on securities accounts was annulled by the Belgian Constitutional Court.

The annual tax on securities accounts is due irrespective of whether the holder of a securities account is a physical person or a legal entity. If the holder of a securities account is a Belgian resident, the annual tax on securities accounts will be applicable both to securities accounts held in Belgium as well as securities accounts held abroad. For non-residents, only securities accounts held in Belgium fall in scope of the annual tax on securities accounts. A double tax treaty could prevent Belgium to levy the annual tax on securities accounts.

Certain exemptions exist to mitigate the impact of the annual tax on securities accounts on the financial sector. As such, securities accounts held by certain financial undertakings are exempt.

All securities held on a securities account are targeted, such as shares, bonds, participations in investment funds and investment companies, but also derived products, such as index trackers, turbos, real estate certificates and cash. The rate of the annual tax on securities accounts amounts to 0.15% on securities accounts of which the average value exceeds €1 million during a reference period of 12 consecutive months. In order to avoid that the payment of the tax would result in a decrease of the average value below the €1 million threshold, the rate is limited to 10% of the difference between the taxable base and €1 million in those cases. The reference period is a subsequent period of 12 months starting on October 1 and ending September 30 of the subsequent year or (i) any earlier date when the account is closed; or (ii) the moment when the account holder becomes a resident of a state with which Belgium has concluded a tax treaty and the tax treaty allocates the taxing rights to the other state. The average value is calculated by taking the average of the securities accounts values on December 31, March 31, June 30 and September 30.

The tax must be declared and paid by the Belgian resident intermediary with whom the securities account is held. If a securities account is held with a non-resident intermediary, the holder of the securities account itself is responsible for the declaration and the payment of the annual tax on securities accounts. Alternatively, the foreign intermediary could also voluntarily appoint a recognized responsible representative in Belgium to declare and pay the tax.

In case of non-declaration, late, inaccurate or incomplete declaration, as well as non-payment or late payment, a penalty varying from 10% to 200% of the tax due can be imposed. Every holder of the securities account is jointly and severally liable to pay these penalties. The Act furthermore includes a general anti-abuse provision pursuant to which the following is not allowed: (i) distributing taxable financial instruments over different securities accounts to avoid the threshold of €1 million for an individual account, (ii) converting taxable financial instruments into nominative securities (the latter are out of scope of the tax); (iii) transferring a securities account to a foreign legal entity which then transfers the securities to a foreign securities account, etc. In the aforementioned circumstances, there is a refutable presumption that abuse exists. However, the Act also includes situations in which there is an irrefutable presumption of abuse. As such, the following transactions taking place as of October 30, 2020 onwards will be considered to constitute abuse: (i) splitting of a securities account into multiple securities accounts held by the same intermediary; and (ii) the conversion of taxable financial instruments held in a securities account to nominal financial instruments.

Prospective Holders should consult their own tax advisors as to whether they are subject to the new annual tax on securities accounts.

Proposed Financial Transactions Tax

On February 14, 2013, the European Commission published a proposal for a Directive for a common financial transactions tax (“FTT”) in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia, Estonia and Slovakia (collectively, the “Participating Member States”). On December 8, 2015, Estonia declared that it will no longer support the FTT.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in ADSs in certain circumstances. The FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in ADSs where at least one party is a financial institution, and at least one party is established in a Participating Member State.

A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including by transacting with a person established in a Participating Member State.

Currently, the proposed FTT remains subject to further negotiations between the Participating Member States (excluding Estonia). It may therefore be adjusted prior to any implementation, of which the timing and fate remains unclear. Moreover, additional E.U. Member States could decide to participate or drop out of the negotiations. Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation organized under the laws of Belgium. Certain of our directors are citizens and residents of countries other than the United States, and certain of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

•      to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•      to enforce judgments obtained in such actions against us or our non-U.S. resident officers and directors;

•      to bring an original action in a Belgian court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and

•      to enforce against us or our directors in non-U.S. courts, including Belgian courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

The U.S. currently does not have a treaty with Belgium providing for the reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. Consequently, a final judgment rendered by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Belgium. Actions for the recognition and enforcement of judgments of U.S. courts are regulated by Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:

•      The effect of the recognition or enforcement of judgment is not manifestly incompatible with (Belgian) public order.

•      The judgment did not violate the rights of the defendant.

•      The judgment was not rendered in a matter where the parties did not freely dispose of their rights, with the sole purpose of avoiding the application of the law applicable according to Belgian international law.

•      The judgment is not subject to further recourse under U.S. law.

•      The judgment is not incompatible with a judgment rendered in Belgium or with a prior judgment rendered abroad that might be recognized in Belgium.

•      The claim was not filed outside Belgium after a claim was filed in Belgium, if the claim filed in Belgium relates to the same parties and the same subject and is still pending.

•      The Belgian courts did not have exclusive jurisdiction to rule on the matter.

•      The U.S. court did not accept its jurisdiction solely on the basis of either the presence of the plaintiff or the location of goods not direct linked to the dispute in the United States.

•      The judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties.

•      The judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court.

•      If the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation (EC Regulation No. 1346/2000 of May 29, 2000) or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment.

•      The judgment submitted to the Belgian court is authentic under the laws of the state where the judgment was issued; in case of a default judgment, it can be shown that under locally applicable laws the invitation to appear in court was properly served on the defendant; a document can be produced showing that the judgment is, under the rules of the state where it was issued, enforceable and was properly served on the defendant.

In addition, with regard to the enforcement by legal proceedings of any claim (including the exequatur of foreign court decisions in Belgium), a registration tax of 3% (to be calculated on the total amount that a debtor is ordered to pay) is due, if the sum of money that the debtor is ordered to pay by a Belgian court judgment, or by a foreign court judgment that is either (i) automatically enforceable and registered in Belgium or (ii) rendered enforceable by a Belgian court, exceeds €12,500. The debtor is liable for the payment of the registration tax. A stamp duty is payable for each original copy of an enforcement judgment rendered by a Belgian court, with a maximum of €1,450.

UNDERWRITING

We are offering the ADSs described in this prospectus through the underwriters named below. Piper Sandler & Co. is acting as book-running manager. We have entered into an underwriting agreement with Piper Sandler & Co. as representative of the several underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs listed opposite its name below:

Name	Number of ADSs
Piper Sandler & Co.
Oppenheimer & Co. Inc.
BTIG, LLC
KBC Securities USA, Inc.
Total

Option to Purchase Additional ADSs

We have granted the underwriters an option to buy up to            additional ADSs from us, to cover overallotments, if any. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

Discounts and Commissions

The underwriters have advised us that they propose to offer the ADSs directly to the public at the offering price set forth on the cover page of this prospectus. The underwriters propose to offer the ADSs to certain dealers at the same price less a concession of not more than $            per ADS. After the offering, these figures may be changed by the underwriters.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The following table shows the per ADS and total underwriting discount to be paid by the underwriters in connection with this offering, assuming either no exercise and full exercise of the option to purchase additional ADSs:

Total
	Per ADS	Without Option	With Option
Initial Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total fees and expenses payable by us, excluding underwriting discount and excluding the reimbursement of the underwriter’s expenses, will be approximately $            million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $325,000.

Indemnification of Underwriters

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We and each of our directors, all of our executive officers and certain affiliated shareholders are subject to lock-up agreements that prohibit us and them from offering, pledging, announcing the intention to sell, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, making any short sale or otherwise transferring or disposing of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Sandler & Co.

The lock-up agreements do not prohibit our directors and executive officers from transferring ordinary shares as bona fide gifts or for bona fide estate or tax planning purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms. The lock-up provisions do not prohibit us from issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus. The lock-up provisions do not prevent us from selling ADSs to the underwriters pursuant to the underwriting agreement, or from granting options to acquire securities under our existing stock option plans or issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus.

Listing

Our ordinary shares are listed Euronext Brussels under the symbol “MDXH.BR.” We have applied to list the ADSs on the Nasdaq Capital Market under the symbol “MDXH.”

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of ADSs during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the ADSs for their own account by selling more ADSs than we have sold to them. Short sales involve the sale by the underwriters of a greater number of ADSs than the underwriters are required to purchase in the offering. The underwriters may close out any short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market.

In addition, the underwriters may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if ADSs previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the ADSs to the extent that it discourages resales of the ADSs. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time. The underwriters may also engage in passive market making transactions in ADSs. Passive market making consists of displaying bids on Nasdaq and is limited by the prices of independent market makers and effecting purchases is limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the ADSs at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Distribution

This prospectus and the accompanying base prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters and the underwriters may distribute prospectuses electronically.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/ or short positions in these securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), each underwriter represents and agrees that in that Relevant State, it has not made and will not make an offer of securities which are the subject of the offering contemplated by this prospectus to the public in that Relevant State other than:

•      to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•      to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•      in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

For the purposes of this provision, the expression an “offer to the public” in relation to any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, and the expression “Prospectus Regulation” Regulation 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000. Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority nor have the securities offered under this document been approved or disapproved by the Israel Securities Authority or registered for sale in Israel. The securities covered by this document will not be offered or sold to the public in Israel, except that the underwriters may offer and sell such securities in the State of Israel to (i) a limited number of persons in accordance with the Israeli Securities Law, and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the TASE, underwriters, venture capital funds, entities with equity in excess of NIS 50 million (or its equivalent in a foreign currency) and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus may be subject to restrictions on transferability and subject to compliance with the Israeli Securities Law.

Notice to Prospective Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no

advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINM, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the offering, other than underwriting discounts and commissions, will be as follows:

Expense	Amount
SEC registration fee	$
Nasdaq initial listing fee
FINRA filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total

All amounts in the table are estimates except the SEC registration fee, the Nasdaq initial listing fee and the FINRA filing fee. We will pay all of the expenses of the offering.

LEGAL MATTERS

The validity of the securities being offered by this prospectus and other legal matters concerning this offering relating to Belgium law will be passed upon for us by Baker & McKenzie CVBA. Certain legal matters in connection with this offering relating to U.S. federal law will be passed upon for us by K&L Gates, LLP. Certain legal matters concerning this offering will be passed upon for the underwriters by DLA Piper UK LLP, relating to Belgium law, and by DLA Piper LLP (US), relating to U.S. federal law.

EXPERTS

The consolidated financial statements of MDxHealth SA at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this prospectus and registration statement have been so included in reliance on the report of BDO Réviseurs d’Entreprises SRL, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement given on the authority of such firm as experts in accounting and auditing.

The registered business address of BDO Réviseurs d’Entreprises SRL is Da Vincilaan 9, 1930 Zaventem, Belgium.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the ADSs to be sold in the offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we file any of these documents as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies.

We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

We maintain a corporate website at www.mdxhealth.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and our website address is included in this prospectus as an inactive textual reference only.

MDxHealth SA

Condensed unaudited consolidated statement of profit or loss and other comprehensive income

In thousands of USD (except per share data) Condensed unaudited consolidated statement of profit or loss	Note	Jan-June 2021	Jan-June 2020
Services	4	10,462	9,596
Licenses	4	250	250
Royalties	4	19	34
Revenues		10,731	9,880
Cost of goods & services sold		(5,516)	(5,194)
Gross Profit		5,215	4,686
Research and development expenses		(2,823)	(2,130)
Selling and marketing expenses		(8,247)	(8,335)
General and administrative expenses		(6,739)	(7,268)
Other operating income, net		151	59
Operating loss		(12,443)	(12,988)
Financial income		10	3
Financial expenses		(866)	(724)
Loss before income taxes		(13,299)	(13,709)
Income taxes		0	0
Loss for the period		(13,299)	(13,709)
Loss for the period attributable to the parent		(13,299)	(13,709)
Loss per share attributable to parent
Basic and diluted earnings per share		(0.12)	(0.18)

Condensed unaudited consolidated statement of other comprehensive income
Loss for the period		(13,299)	(13,709)
Other comprehensive income
Items that will be reclassified to profit or loss: Exchange differences arising from translation of foreign operations		122	35
Total other comprehensive income		122	35
Total comprehensive loss for the period (net of tax)		(13,177)	(13,674)

Condensed unaudited consolidated statement of financial position

In thousands of USD	Note	as at June 30, 2021	as at December 31, 2020
ASSETS
Intangible assets		4,248	5,058
Property, plant and equipment		1,132	973
Right-of-use assets		2,271	2,734
Non-current assets		7,651	8,765

Inventories		2,119	2,324
Trade receivables	6	4,294	3,771
Prepaid expenses and other current assets		994	1,043
Cash and cash equivalents	6	31,318	15,953
Current assets		38,725	23,091
Total assets		46,376	31,856

EQUITY
Share capital		100,360	76,716
Issuance premium		141,041	136,349
Retained earnings		(228,599)	(215,300)
Share-based compensation		9,871	9,385
Translation reserves		(1,179)	(1,301)
Total equity		21,494	5,849

LIABILITIES
Loans and borrowings	5	9,959	10,279
Lease liabilities	5	1,707	2,017
Other non-current financial liabilities	5/6/7	1,010	690
Non-current liabilities		12,676	12,986

Loans and borrowings	5	2,835	2,818
Lease liabilities	5	636	757
Trade payables	6	4,627	5,320
Other current liabilities		3,514	3,217
Other current financial liabilities	5/6/7	594	909
Current liabilities		12,206	13,021
Total liabilities		24,882	26,007
Total equity and liabilities		46,376	31,856

Condensed unaudited consolidated statement of changes in equity

Attributable to owners of MDxHealth SA

In thousands of USD, except number of shares	Number of shares	Share capital and issuance premium	Retained earnings	Share-based compensation	Translation reserves	Total equity
		Note 10		Note 9
Balance at January 1, 2020	70,528,525	199,190	(186,638)	8,090	(918)	19,724
Loss for the period			(13,709)			(13,709)
Other comprehensive income					35	35
Total comprehensive income for the period			(13,709)		35	(13,674)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	20,162,924	14,003				14,003
Share-based compensation				674		674
Balance at June 30, 2020	90,691,449	213,193	(200,347)	8,764	(883)	20,727
In thousands of USD, except number of shares	Number of shares	Share capital and issuance premium	Retained earnings	Share-based compensation	Translation reserves	Total equity
		Note 10
Balance at January 1, 2021	90,691,449	213,065	(215,300)	9,385	(1,301)	5,849
Loss for the period			(13,299)			(13,299)
Other comprehensive income					122	122
Total comprehensive income for the period			(13,299)		122	(13,177)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	27,777,777	28,336				28,336
Share-based compensation				486		486
Balance at June 30, 2021	118,469,226	241,401	(228,599)	9,871	(1,179)	21,494

Condensed unaudited consolidated statement of cash flows

In thousands of USD	Jan-June 2021	Jan-June 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(12,443)	(12,988)
Depreciation and amortization	1,514	1,675
Share-based compensation	486	674
Non-cash fair value change	(195)	(147)
Non-cash foreign exchange rate change	(339)	31
Cash generated from operations before working capital changes	(10,977)	(10,755)

Changes in operating assets and liabilities
Decrease/(increase) in inventories	205	(543)
(Increase)/decrease in receivables	(474)	1,647
Decrease in payables	(396)	(1,604)
Net cash outflow from operating activities	(11,642)	(11,255)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(411)	(167)
Interests received	0	3
Net cash outflow from investing activities	(411)	(164)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	28,336	14,003
Payment of lease liability	(536)	(391)
Payment of interest	(515)	(499)
Net cash inflow from financing activities	27,285	13,113

Net increase in cash and cash equivalents	15,232	1,694

Cash and cash equivalents at beginning of the period	15,953	22,050
Effect of exchange rates	133	37
Cash and cash equivalents at end of the period	31,318	23,781

MDxHealth SA
Explanatory Notes

Accounting policies

1.    Basis of preparation

MDxHealth, SA together with its subsidiaries are herein referred to as “the Company”. MDxHealth is a company domiciled in Belgium, with offices and labs in the United States and The Netherlands. The reporting and functional currency of the Company is the U.S. Dollar.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 — Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

These interim consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at, and for the year ended, December 31, 2020.

The Company ended the period with $31.3 million in cash and cash equivalents as of June 30, 2021 and continued to incur losses. The Company is expecting continued losses and negative operating cash flows in the coming twelve months. Taking into account the above financial situation and on the basis of the most recent business plan, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these interim financial statements, and accordingly has prepared the condensed consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to realize cost reductions should these forecasts and projections not be met. However, there is a material uncertainty about a going concern since the Company may incur higher than expected losses and cash outflows, may not be able to realize its business plan, or may not be successful in taking alternative measures, such as cost reductions or attracting new financing.

2.    Significant accounting policies, use of judgments and estimates

The Company applies the International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the EU. The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2020. No amendments to existing standards that became applicable as from January 1, 2021 have a material impact on the consolidated financial statements or accounting policies.

The preparation of the interim condensed financial statements in compliance with IAS 34 requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The Company has applied the same accounting policies and there have been no material revisions to the nature and amount of estimates and judgments in its interim condensed financial statements.

3.    Significant events and transactions

The COVID-19 outbreak has impacted management’s estimates, judgments and assumptions, and could impact the Company’s ability to develop business, conduct operations, and obtain components used in its business. The situation is continuously evolving, therefore the extent to which the COVID-19 outbreak will continue to impact business and the economy is highly uncertain and is extremely difficult to predict. Accordingly, the Company cannot accurately predict the extent to which its 2021 financial condition and results of operations will further be affected.

MDxHealth SA
Explanatory Notes

3.    Significant events and transactions (cont.)

The areas where assumptions and estimation uncertainties in the financial statements related to the COVID-19 outbreak have potentially the most significant effect in 2021 are related to the Company’s ability to continue as a going concern, revenue recognition, impairment testing, and recognized fair value measurements.

In light of the COVID-19 pandemic, management took every precaution necessary to stay safe and to ensure tests remain accessible to patients who need them. These precautions included:

•      Following all CDC (Centres for Disease Control and Prevention) recommendations for maintaining a healthy work environment

•      Directing many of the office staff to work remotely. Those who work in the office are following regulatory guidelines and recommendations to ensure their safety

•      Conducting meetings virtually

•      Restricting staff travel

4.    Segment information

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. However, the Company does distinguish different geographical operating segments based on revenue since the revenues are generated both in United States of America and Europe.

Total product revenue and non-current assets are shown below as a percentage by geography:

Segment revenues

As of June 30, 2021, the Company earned 100% of its revenue from external customers from its clinical laboratory testing services and out-licensing of intellectual property. As of June 30, 2021, the clinical laboratory testing in the U.S. CLIA laboratory represented 95.2% of the Company’s revenue (first six months of 2020: 94.0%), while the out-licensing of intellectual property revenue and grant income in Europe represented 2.5% (first six months of 2020: 3%).

MDxHealth SA
Explanatory Notes

4.    Segment information (cont.)

The Company has one customer responsible for more than 10% of the Company’s revenues over the period, represented by Medicare.

The amount of its revenue from external customers broken down by location from the customers is shown in the table below:

In thousands of USD	Jan-June 2021	Jan-June 2020
United States of America	10,487	9,573
The Netherlands	97	130
Rest of the EU	140	162
Rest of the world	7	15
Total segment revenue	10,731	9,880

The amount of its revenue by category is already presented on the face of the consolidated statement of income.

As of June 30, 2021, 41% of the non-current assets were located in the U.S. (30 June 2020: 51%) and the remaining 59% were located in Europe (June 30, 2020: 49%).

5.    Loans, Borrowings and Lease Liabilities

	Loans and Borrowings		Other Financial Liabilities
In thousands of USD	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Beginning balance	13,097	9,617	1,599	1,599
Cash movements
Loans and borrowings repaid	0	(39)	—	—
Loans and borrowings received	0	2,316	—	—
Non-cash movements
Effective interest rate adjustment	118	258
Foreign exchange rate impact/Other movements	(339)	941	—	—
Fair value changes	(82)	4	5	—
Balance at the closing date	12,794	13,097	1,604	1,599
Balance at	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Total	12,794	13,097	1,604	1,599
Non-current	9,959	10,279	1,010	690
Current	2,835	2,818	594	909

MDxHealth SA
Explanatory Notes

5.    Loans, Borrowings and Lease Liabilities (cont.)

	Lease liabilities
In thousands of USD	June 30, 2021	December 31, 2020
Beginning balance	2,774	1,385
Cash movements
Repayment of lease liabilities	(536)	(831)
Non-cash movements
Interest accretion	105	89
New leases		2,131
Balance at the closing date	2,434	2,774
Balance at	June 30, 2021	December 31, 2020
Total	2,434	2,774
Non-current	1,707	2,017
Current	636	757

In 2019, the Company entered into a loan facility with Kreos Capital in the amount of €9 million, or $10.5 million. The loan had a term of four years, with 12 months of interest-only payments followed by 36 months of principal and interest payments. Additionally, the Company entered into an Initial Convertible Loan for an amount of €0.6 million reflected the non-cash drawn-down fee payable by the Company to Kreos Capital. The Initial Convertible loan is convertible at any time in a fixed number of ordinary shares. Kreos Capital has also a cancellation right to require the Company to repay the Initial Convertible Loan in cash at any time (but before the Expiration Date) after the earlier to occur of (i) a repayment or prepayment in full of the loan, and (ii) sale of the entire issued share capital of MDxHealth. In such case, Kreos Capital will be paid an amount equal to 150% of the principal amount of the Initial Convertible Loan.

The Initial Convertible loan is measured as a derivative financial instrument measured at fair value through profit and loss. The fair value impact of the Initial Convertible loan was not material.

In October 2020, MDxHealth and Kreos Capital executed an amendment to the loan facility, extending the interest-only period from 12 months to 18 months. As a result of this amendment, repayment of principal has been extended from November 2020 to May 2021. As part of the amendment, the Company agreed to increase the end-of-loan fee by €67,500 (approx. $80,000) as well as to provide for €180,000 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price immediately prior to signing the amendment. If exercised, this amount will be reduced from the principal amount due under the loan agreement. The convertible loan of €180,000 is measured as a compound financial instrument whereby the residual equity component was not material.

In April 2021, MDxHealth and Kreos Capital executed a second amendment to the loan facility, extending the interest-only period from 18 months to 27 months. As a result of this amendment, repayment of principal has been extended from May 2021 to February 2022. As part of the amendment, the Company agreed to increase the end-of-loan fee by an additional €67,500 (approx. $80,000) as well as to provide for an additional €202,500 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price 10 days prior to signing the amendment. If exercised, this amount will be reduced from the principal amount due under the loan agreement. The convertible loan of €202,500 is measured as a compound financial instrument whereby the residual equity component was not material.

MDxHealth SA
Explanatory Notes

5.    Loans, Borrowings and Lease Liabilities (cont.)

The financial results largely related to the interest charges for the loan facility with Kreos Capital for a total of $555,000. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 12.16%. At June 30, 2021, the total liability for the loan is composed by a current portion of $2,596,000 and a non-current portion of $7,860,000.

The Company has several lease obligations. The leases have terms of 3 to 5 years and some of them include an option to purchase the equipment.

6.    Financial instruments and fair value

The carrying value and fair value of the financial instruments for June 30, 2021 and December 31, 2020 can be presented as follows:

In thousands of USD	As at June 30, 2021	As at December 31, 2020	Hierarchy
Assets
At amortized cost
Trade receivables	4,294	3,771
Other current assets	994	920
Cash and cash equivalents	31,318	15,953
Subtotal financial assets at amortized cost	36,606	20,644
Total financial assets	36,606	20,644

Liabilities
At fair value
Other financial liabilities	1,604	1,599	Level 3
Subtotal financial liabilities at fair value through P&L	1,604	1,599

At amortized cost:
Loans and borrowings	12,794	13,097	Level 2
Lease liabilities	2,343	2,774
Trade payables	4,627	5,320
Subtotal financial liabilities at amortized cost	19,764	21,191
Total financial liabilities	21,368	22,790

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

•      The carrying value of the cash and cash equivalents, the trade receivables, the trade payables and the other liabilities approximate their fair value due to their short-term character.

•      The fair value of loans and borrowings applying the Effective Interest Rate (EIR)-method approximates their carrying value (level 2). Applying a market rate would not result in a materially different fair value for the Paycheck Protection Program (PPP) loan with the U.S. Small Business Administration which carries an interest rate of 1% and was obtained as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act.

MDxHealth SA
Explanatory Notes

6.    Financial instruments and fair value (cont.)

•      Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

•      The fair value of contingent consideration payable (presented in the condensed consolidated interim statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). This is initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income in the statement of profit or loss. The Company used a discount rate of 9.30%. The effect of the fair value measurement is $5,000 in the condensed consolidated interim financial statements.

•      Financial instruments are evaluated based on the mark-to-market report and the unrealised gains (loss) are recognised through the statement of profit or loss.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•      Level 1: quoted prices in active markets for identical assets and liabilities;

•      Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•      Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the period.

7.    Contingent consideration

The Company signed a sale and purchase agreement on September 18, 2015 to acquire all shares and voting interests of NovioGendix, an entity incorporated in The Netherlands.

Under the terms of the agreement, the Company is committed to pay up to $3.3 million subject to meeting certain milestones, be payable in six milestone payments. As of 30 June 2021, the Company paid $1.1 million.

The contingent consideration is valued at every reporting date and the change in fair value only relates to the time value of money, all other assumptions remained unchanged compared to 31 December 2020. This contingent liability has been evaluated at a fair-value of $1.6 million as of 30 June 2021 ($1.6 million at 31 December 2020) in our interim consolidated statement of financial position, where $1,010,000 is included in “other non-current financial liabilities” and $594,000 in “other current financial liabilities” ($690,000 in “other non-current financial liabilities” and $909,000 in “other current financial liabilities” at 31 December 2020).

8.    Related party transactions

There were no transactions to key personnel other than remuneration, warrants and bonus and those already disclosed in the Company’s 2020 consolidated financial statements. For the first half of 2021, the total remuneration for key management and Directors was $1.0 million, with no warrants being were granted.

There were no other related party transactions.

MDxHealth SA
Explanatory Notes

9.    Warrant plans

The General Assembly of May 27th, 2021 approved the creation of 3,600,000 “2021 Share Options” of which none have currently been granted in the first half of 2021.

During the first half of 2021, the Company granted a total of 14,000 warrants to employees of the Company and its subsidiaries. The warrants have been granted free of charge. Each warrant entitles its holder to subscribe to one common share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the time of their issuance.

The warrants issued have generally a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void. In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has provided at least one year of service.

The fair value of each warrant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

•      The dividend return is estimated by reference to the historical dividend payment of the Group; currently, this is estimated to be zero as no dividends have been paid since inception

•      The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant

•      Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

The model inputs for warrants granted during the period ended June 30, 2021 included:

Grant date	March 01	May 03	June 01
Exercise price	€1.08	€1.16	€1.18
Expiry date	3/31/2027	3/31/2027	3/31/2027
Share price at grant date	€1.03	€1.15	€1.31
Expected price volatility	65.06%	64.59%	65.82%
Risk-free interest rate	0%	0.01%	0.01%

The total fair value of the granted warrant is estimated at $6,000 following the underlying assumptions of the model.

10.    Share Capital

In January 2021, the Company raised in total €25.0 million ($30.4 million) in gross proceeds by issuance of 27,777,777 new shares at an issue price of EUR 0.90 per share through a private placement. The 27,777,777 newly issued shares were issued pursuant to a capital increase in cash that was decided by the Company’s board of directors within the framework of the authorised capital with dis-application of the preferential subscription rights of existing shareholders of the Company and, in so far as required, of existing holders of subscription rights (share options) issued by the Company. Of the 27,777,777 newly issued shares, 18,138,288 newly issued shares were immediately admitted to listing and trading on the regulated market of Euronext Brussels upon their issuance, while the 9,639,489 shares, were not immediately admitted to listing trading on the regulated market of Euronext Brussels upon their issuance (as their admission to listing and trading was subject to the approval of a listing prospectus). After deduction of the costs directly associated to the transaction, the net proceeds raised amounts to $28.3 million.

MDxHealth SA
Explanatory Notes

10.    Share Capital (cont.)

Further, on May 27, 2021 the General Assembly approved the authorization for the Board of Directors to execute a capital increase up to a maximum of EUR 90,132,067.69 for a period of 5 years ending May 26, 2026.

11.    Statutory auditor’s report to the Board of Directors of MDxHealth SA on the review of consolidated interim financial information for the six-month period ended 30 June 2021

Introduction

We have reviewed the accompanying interim consolidated statement of financial position of MDxHealth SA as of 30 June 2021 and the related interim consolidated statements of comprehensive income, cash flows and changes in equity for the six-month period then ended, as well as the explanatory notes. The Board of Directors is responsible for the preparation and presentation of this consolidated interim financial information in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

Material uncertainty related to going concern

The accompanying consolidated financial information has been prepared assuming that the Company will continue as a going concern. Without modifying our conclusion, we draw your attention to Note 1 to the consolidated interim financial information, where is disclosed that the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial information does not include any adjustments that might result from the outcome of this uncertainty.

Zaventem, 26 August 2021

BDO Bedrijfsrevisoren BV / BDO Réviseurs d’Entreprises SRL
Statutory auditor
Represented by Bert Kegels

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
MDxHealth SA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MDxHealth SA (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.3 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Réviseurs d’Entreprises SRL

We have served as the Company’s auditor since 2004.

Zaventem, Belgium

6 August 2021

Consolidated statement of profit or loss

Thousands of $ (Except per share Amounts) For the years ended December 31	Notes	2020	2019
Services	3	18,064	11,443
Licenses	3	250	250
Royalties	3	58	92
Government grants	3	88	0
Revenues		18,460	11,785
Cost of goods & services sold	3	(10,416)	(11,755)
Gross profit		8,044	30
Research and development expenses	4	(4,543)	(8,997)
Selling and marketing expenses	4	(16,752)	(17,809)
General and administrative expenses	4	(13,990)	(15,196)
Other operating income		118	1
Other operating expenses	8	0	(1,198)
Operating Loss		(27,123)	(43,169)
Financial income	6	4	10
Financial expenses	6	(1,543)	(516)
Loss before income tax		(28,662)	(43,675)
Income tax	7	0	575
Loss for the year		(28,662)	(43,100)

Earnings per share attributable to parent (EPS)
Basic and Diluted, $	19	(0.34)	(0.69)

Consolidated statement of comprehensive income

Thousands of $ For the years ended December 31	Notes	2020	2019
Loss for the year		(28,662)	(43,100)
Other comprehensive income
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations		(383)	253
Total other comprehensive income/(loss)		(383)	253
Total comprehensive loss for the year (net of tax)		(29,045)	(42,847)

Consolidated statement of financial position

Thousands of $ For the years ended December 31	Notes	2020	2019
ASSETS
Non-current assets
Intangible assets	9	5,058	7,269
Property, plant and equipment	10	973	1,067
Right-of-use assets	10	2,734	1,385
Total non-current assets		8,765	9,721

Current assets
Inventories	11	2,324	1,192
Trade receivables	12/18	3,771	6,645
Prepaid expenses and other current assets	12	1,043	1,020
Cash and cash equivalents	13/18	15,953	22,050
Total current assets		23,091	30,907
TOTAL ASSETS		31,856	40,628

EQUITY
Share capital	21	76,716	62,841
Issuance premium	21	136,349	136,349
Retained earnings		(215,300)	(186,638)
Share-based compensation	23	9,385	8,090
Translation reserve		(1,301)	(918)
Total equity		5,849	19,724

LIABILITIES
Non-current liabilities
Loans and borrowings	14/18	10,279	9,052
Lease liabilities	14/15	2,017	735
Other non-current financial liabilities	15/18	690	690
Total non-current liabilities		12,986	10,477

Current liabilities
Loans and borrowings	14/18	2,818	565
Lease liabilities	14/15	757	650
Trade payables	17/18	5,320	4,958
Other current liabilities	17	3,217	3,345
Other current financial liabilities	15/18	909	909
Total current liabilities		13,021	10,427
Total liabilities		26,007	20,904
TOTAL EQUITY AND LIABILITIES		31,856	40,628

Consolidated statement of changes in equity

Thousands of $	Share Capital & Issuance Premium	Attributable to Owners of MDxhealth SA			Total Equity
		Retained Earnings	Share-based Compensation	Translation Reserve
Notes	21		23
Balance at January 1, 2019	189,608	(143,538)	7,218	(1,171)	52,117
Loss for the year		(43,100)			(43,100)
Other comprehensive income				253	253
Total comprehensive income for the year		(43,100)		253	(42,847)

Transactions with owners in their capacity as owners:
Issuance of shares	10,040				10,040
Deduction of transaction costs	(458)				(458)
Share-based compensation costs			872		872
Balance at December 31, 2019	199,190	(186,638)	8,090	(918)	19,724

Balance at January 1, 2020	199,190	(186,638)	8,090	(918)	19,724
Loss for the year		(28,662)			(28,662)
Other comprehensive income				(383)	(383)
Total comprehensive income for the year		(28,662)		(383)	(29,045)

Transactions with owners in their capacity as owners:
Issuance of shares	14,186				14,186
Deduction of transaction costs	(311)				(311)
Share-based compensation costs			1,295		1,295
Balance at December 31, 2020	213,065	(215,300)	9,385	(1,301)	5,849

Consolidated statement of cash flow

Thousands of $ For the years ended December 31	Notes	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(27,123)	(43,169)
Depreciation and amortization	9/10	3,332	3,420
Impairment	8/9	273	6,292
Share-based compensation	23	1,295	872
Other non-cash transactions		26	1
Cash used in operations before working capital changes		(22,197)	(32,584)

Increase (-)/Decrease (+) in inventories	11	(1,132)	615
Decrease (+) in receivables	12	2,851	12,188
Increase (+)/Decrease (-) in payables	17/18	234	(2,508)
Net cash outflow from OPERATING ACTIVITIES		(20,244)	(22,289)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	10	(537)	(73)
Net cash outflow from investing activities		(537)	(73)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares (net of transaction costs)	21	13,875	9,582
Proceeds from the issuance of long-term debt	14/15	2,316	10,111
Payment of long-term debt	15	0	(589)
Payment of lease liability	15	(831)	(815)
Payment of interest	6	(1,070)	(324)
Net cash inflow from financing activities		14,290	17,965

Net (decrease) in cash and cash equivalents		(6,491)	(4,397)

Cash and cash equivalents at beginning of the financial year		22,050	26,203
Effect on Exchange rate changes		394	244
Cash and cash equivalents at end of the financial year	13/18	15,953	22,050

Notes to consolidated financial statements

NOTE 1 :	Status and principal activity
NOTE 2 :	Summary of Significant Accounting policies
NOTE 3 :	Revenue and Cost of goods & services sold
NOTE 4 :	Nature of expenses
NOTE 5 :	Personnel costs
NOTE 6 :	Finance income/(expenses)
NOTE 7 :	Taxes
NOTE 8 :	Goodwill
NOTE 9 :	Intangible assets
NOTE 10 :	Property, plant and equipment and right of-use assets
NOTE 11 :	Inventories
NOTE 12 :	Trade and other receivables
NOTE 13 :	Cash and cash equivalents
NOTE 14 :	Loans, borrowings and lease liabilities
NOTE 15:	Liabilities arising from financing activities
NOTE 16 :	Contractual obligations
NOTE 17 :	Trade and other payables
NOTE 18 :	Financial instruments and fair value
NOTE 19 :	Earnings per share
NOTE 20 :	Financial risk management
NOTE 21 :	Share capital and reserves
NOTE 22 :	Retirement benefit schemes
NOTE 23 :	Share-based payments
NOTE 24 :	Related parties
NOTE 25 :	Significant agreements, commitments and contingencies
NOTE 26 :	Subsequent events
NOTE 27 :	Subsidiaries
NOTE 28:	Principal audit fees and services
NOTE 29 :	Alternative performance measures (APMs)

MDxHealth SA
Notes to consolidated financial statements

NOTE 1:    Status and principal activity

MDxHealth SA (“The Company”) is a limited liability company incorporated in Belgium.

MDxHealth is a molecular diagnostics company that develops and commercializes advanced epigenetic and other molecular tests for cancer assessment and the personalized treatment of patients. Applying its DNA methylation platform and proprietary biomarkers, the Company helps address a large and growing unmet medical need for better cancer diagnosis and treatment information. The Company develops and commercializes advanced molecular diagnostic products for personalized cancer treatment that provide physicians with tools to aid in the diagnosis and or prognosis of cancers, and aid in the physician’s ability to predict disease progression and response to therapy. MDxHealth’s products and pipeline cover primarily urologic cancers, but in addition, MDxHealth has numerous proprietary biomarkers for other solid cancer types ready for development.

MDxHealth’s assays deliver highly accurate analytical results and can be performed on a variety of sample types including formalin-fixed paraffin embedded (FFPE) tissue, fresh/frozen tissue, urine, plasma, serum, sputum, broncho-alveolar lavages and stool using commercially available PCR equipment.

MDxHealth offers our laboratory solutions from our state-of-the-art, 13,444 sqft, College of American Pathologists (CAP)-accredited and Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified, molecular laboratory facility located at our U.S. headquarters in Irvine, California. MDxHealth also operates in The Netherlands where MDxHealth BV offers the design and development, manufacturing, service laboratory activities and client services of in vitro diagnostic test kits, in vitro diagnostic reagents used for molecular diagnostic detection of oncological diseases from our ISO 13485:2016 certified, molecular laboratory facility located at our headquarters in Nijmegen, the Netherlands.

The Company is headquartered in Belgium. The parent company, MDxHealth SA, has its registered and corporate office in Cap Business Center, Rue d’Abhooz 31, 4040 Herstal, Belgium. MDxHealth, Inc., the Company’s US subsidiary, is located at 15279 Alton Parkway — Suite 100 — Irvine, CA 92618, United States. MDxHealth B.V., the Company’s Dutch subsidiary, is located at Transistorweg 5, 6534 Nijmegen, The Netherlands.

The functional and presentation currency is the US Dollar.

NOTE 2:    Summary of Significant Accounting policies

2.1. Basis of preparation and statement of compliance

MDxHealth’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reported under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. All amounts are presented in thousands of US Dollars ($) unless otherwise indicated, rounded to the nearest thousand.

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

2.2. Basis of consolidation

The consolidated financial statements incorporate the financial statements of MDxHealth SA (Belgium) and its subsidiaries, including MDxHealth Inc. (United States), and MDxHealth BV (The Netherlands) for each fiscal year ending on December 31.

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. The acquisition method of accounting is used to account for business combinations by the Company.

All intercompany balances, profits and transactions are eliminated upon consolidation.

2.3. Going Concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of December 31, 2020, had an accumulated deficit of $215.3 million, a net loss of $28.6 million, and net cash used in operating activities of $20.2 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise substantial doubt about our ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As at December 31, 2020, the Company had cash and cash equivalents of $16.0 million. In addition, in January 2021, the Company raised €25.0 million ($ 30.4 million) in gross proceeds by means of a private placement of 27,777,777 new shares (being approximately 30.63% of the Company’s outstanding shares) at an issue price of €0.90 per share through an accelerated bookbuild offering (for further details of this transaction, refer to Note 26 Subsequent Events).

Furthermore, in April 2021, MDxHealth and Kreos Capital executed a second amendment to the loan facility, extending the interest-only period from 18 months to 27 months. As a result of this amendment, repayment of principal has been extended from May 2021 to February 2022. As part of the amendment, the Company agreed to increase the end-of-loan fee by an additional €67,500 (approx. $80,000) as well as to provide for an additional €202,500 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price 10 days prior to signing the amendment. If exercised, this amount will be reduced from the principal amount due under the loan agreement.

Taking into account the above financial situation and on the basis of the most recent business plan, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to realize cost reductions should these forecasts and projections not be met. However, there is a material uncertainty about a going concern since the Company may incur higher than expected losses and cash outflows, may not be able to realize its business plan, or may not be successful in taking alternative measures, such as cost reductions or attracting new financing.

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

2.4. Use of estimates and judgments

Management makes certain critical accounting estimates and management judgment when applying the Company’s accounting policies, which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are continuously evaluated based on historical experience and other factors, including expectations of future events, which are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The areas where assumptions and estimation uncertainties in the financial statements have potentially the most significant effect in 2020, are listed below:

Revenue recognition (see Note 3):

The Company analyzes historical collection data on a quarterly basis and makes adjustments to its estimates. In accordance with IFRS 15, revenue is recognized where such a variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation.

Deferred income tax (see Note 7)

Management estimates unused tax credits and tax losses to the extent that it is probable that taxable profit will be available against which the tax credits and tax losses can be utilized. On December 31, 2020 the Company had a consolidated net tax loss carried forward amounting to $276,166,000 (2019: $279,752,000), implying a potential deferred tax asset of $69,041,000 (2019: $82,751,000). No deferred tax assets have been recognized on December 31, 2020.

Impairment Testing (see Note 8, 9 and 10)

Management periodically assess whether there are events or circumstances that indicate that the carrying amount of the intangible or tangible asset may not be recoverable. When such indications exist, management estimates the recoverable amount and records an impairment accordingly.

As of December 31, 2020, there were no indications of impairment. In addition, as of December 31, 2020, the Company had no outstanding goodwill remaining after the company fully impaired its goodwill in 2019.

Share-Based Payments (see Note 23)

Management estimates the fair value of the equity-settled share-based payment transactions by using the Black-Scholes option valuation model:

•      The dividend return is estimated by reference to the historical dividend payment of the Company. Currently, this is estimated to be zero as no dividends have been paid since inception.

•      The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant.

•      Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

Going Concern (note 2.3)

Management needs to make significant judgements whether the Company will have sufficient liquidity to continue operations during the next twelve months. We refer to Note 2.3 for management assessment.

2.5. New Standards, Interpretations and Amendments

2.5.1. New Standards, Interpretations and Amendments adopted by the Company

The accounting policies have been consistently applied by the Company and are consistent with those used in previous years.

In the current financial year, the Company has applied the amendments to IFRS standards issued by the IASB for the annual period starting on 1 January 2020. This adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

2.5.2. Standards and Interpretations issued but not yet effective in the current period

Certain new standards and amendments to standards have been published, these were not mandatory for 31 December 2020 reporting period.

No amendments to standards that are issued but not yet effective are considered to affect the Company’s accounting policies or any of the disclosures when applied for the first time.

2.6. Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Company’s functional and presentation currency is the US dollar based on the continuing development of the commercial activities in the US market.

Foreign currency transactions are translated into the functional currency using the exchange rates at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

The results and financial positions of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•      Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet

•      Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates, and

•      All resulting exchange differences are recognized in other comprehensive income.

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

2.7. Revenue recognition

Performance obligations and timing of revenue recognition

The majority of the Company’s revenue is derived from laboratory services with revenue recognized at a point in time when control of the services has transferred to the customer. This is generally when the test results are delivered to the customer.

Minor other Company’s revenue is derived from license fees, royalties and government grants:

•      License fees are recognized when the Company has fulfilled all conditions and obligations. If the Company has continuing performance obligations towards the fees, the fee will be recognized on a straight-line basis over the contractual performance period.

•      Royalties are recognized as revenue once the amounts due can be reliably estimated based on the sale of the underlying products and services and when the collection of the royalties can be reasonably assured.

•      Government grants are recognized as revenue over the life of the grant as the required or planned activities are performed and the related costs incurred and when there is reasonable assurance that the Company will comply with the conditions of the grant.

License fees are recognized when the Company has fulfilled all conditions and obligations. A license fee will not be recognized if the amount cannot be reasonably estimated and if the payment is doubtful.

License up-front (signature fees) and non-refundable fees for access to prior research results and databases are recognized when earned, if the Company has no continuing performance obligations and all conditions and obligations are fulfilled. If the Company has continuing performance obligations towards the fees, the fee will be recognized on a straight-line basis over the contractual performance period.

Royalties are generated from the sales by third parties of products or services which incorporate the Company’s proprietary technology. Royalties are recognized as revenue once the amounts due can be reliably estimated based on the sale of the underlying products and services and when the collection of the royalties can be reasonably assured.

Determining the transaction price

A large portion of the Company’s revenues are derived from Medicare, which has set a fixed price (via a Local Coverage Determination or “LCD”) for the Company’s ConfirmMDx test. Therefore, the amount of revenue recognized from Medicare for ConfirmMDx is determined by reference to the fixed price in the LCD.

For other commercial insurance companies for ConfirmMDx and SelectMDx, where there is no certainty of the amount that will be paid for services rendered, the Company uses historical collection data — on an individual payor basis — to estimate its future collection and corresponding revenues that should be recognized for each of ConfirmMDx and SelectMDx.

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

The Company analyzes historical collection data on a quarterly basis and makes quarterly adjustments to its estimates. In accordance with IFRS 15, revenue is recognized where such a variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation.

When historical collection data is insufficient to estimate future collections, the Company defaults to cash basis, meaning that revenues will not be recognized until actual cash payment is received from the payor.

Total revenue in any given year includes amounts related to tests performed in previous years as:

•      unrecognized amounts are collected;

•      recognized amounts are collected for different amounts than initially accrued for; and

•      balances outstanding for more than 12 months are reversed.

2.8. Segment information

Information for the Company’s operating segments has been determined by reference to the information used by the chief operating decision maker (“CODM”) of the Company to review the performance of the Company and in making decisions on allocation of resources, the nature of the activities and the management structure and accountabilities. The Company’s CEO has been identified as the chief operating decision maker in accordance with his designated responsibility for the allocation of resources to operating segments and assessing their performance through periodic reporting. The CODM periodically reviews the Company’s performance based on information at a company level.

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. On an ancillary and opportunistic basis, the Company may engage in contracting out its R&D and scientific expertise to commercial and non-commercial entities. The Company is not organized, nor does it operate along business lines and all functions supported all the Company’s commercial endeavors.

2.9. Goodwill

Goodwill represents the excess between the fair value of the consideration paid for an acquisition and the fair value of the Company’s share of the net identifiable assets of the acquired company at the date of the acquisition. Where intangible assets are identified in the acquired company, such as intellectual property, brands, ongoing contracts or customer lists, these are valued to form part of the net identifiable assets.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Impairment of goodwill is not reversed.

Goodwill is allocated to cash generating units, which are expected to receive future economic benefits from synergies that are most likely to arise from the acquisition. These cash generating units form the basis of any future assessment of impairment of the carrying value of the goodwill.

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

2.10. Externally acquired intangible assets

Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are determined using appropriate valuation techniques.

Externally generated intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses. Externally acquired patents and software licenses are initially recognized at cost and are subsequently amortized on a straight-line basis over their estimated useful lives on the following basis:

•      Patents: shorter of 5 years or the remaining patent life

•      Software: shorter of 5 years or the software license period

•      Developed technology: 10 years

•      In-Process Research and Development: indefinite until the completion or abandonment of the associated research and development effort.

2.11. Internally generated intangible assets (development costs)

Development costs are capitalized if it can be demonstrated that:

•      It is technically feasible to develop the product for it to be sold;

•      Adequate resources are available to complete the development;

•      There is an intention to complete and sell the product;

•      The Company is able to sell the product

•      Sale of the product will generate future economic benefits, and;

•      Expenditures on the project can be measured reliably.

Internally generated intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses. Amortization over the asset’s useful life shall begin when the asset is available for use.

2.12. Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Repair and maintenance costs are charged to the income statement as incurred. Gains and losses on the disposal of property, plant and equipment are included in other income or expenses. Depreciation is charged to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following basis:

•      Equipment: 5 years

•      IT hardware and software: 3 years

•      Furniture: 5 years

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

•      Vehicles: 5 years

•      Leasehold improvements: in line with the lease agreement period

2.13. Right-of-use assets and liabilities

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life (see 2.12) and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets:

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and low-value assets are recognized in the consolidated statement of profit or loss as incurred.

2.14. Impairment of assets

Goodwill acquired in a business combination and intangible assets that have an indefinite useful life are not subject to amortizations and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.15. Inventories

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises merely purchase costs, as the inventory consists solely of raw materials. Raw materials are not ordinarily interchangeable, and they are as such accounted for using the specific identification of their individual cost.

The Company does not account for work in progress and finished products.

2.16. Trade receivables

Trade receivables do not carry any interest and are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment.

2.17. Government Grants

A government grant is only recorded as a payable/receivable when (i) the grant has been approved by the granting party, (ii) the amounts are measurable, and (iii) the Company believes it will meet the conditions necessary to be able to receive/use the grant.

2.18. Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short-term highly liquid investments and bank overdrafts. Bank overdrafts, if any, are included in borrowings included in current liabilities.

2.19. Taxation

Current tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred income tax is provided in full using the “balance sheet liability method”, on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for all taxable differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.20. Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.21. Financial Assets

The financial assets consist mainly of trade receivables and other current assets (deposits)

Classification and measurement on initial recognition

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price.

2.21.1. Subsequent measurement

After initial recognition, trade receivables and some other current assets are measured at amortized cost using the effective interest method, less provision for impairment based on expected credit losses.

2.21.2. Impairment

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. For trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. A loss allowance is recognized at each reporting date based on lifetime ECLs. The Company established a provision matrix that is based on its historical loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For all other receivables, ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

MDxHealth SA
Notes to consolidated financial statements

NOTE 2:    Summary of Significant Accounting policies (cont.)

2.22. Financial Liabilities

The financial liabilities consist mainly of loans and borrowings, lease liabilities, trade and other payables and contingent consideration related to business combinations.

2.22.1. Measurement on initial recognition

At initial recognition financial liabilities are measured at fair value minus transaction costs unless the financial liability is carried at fair value through profit or loss, in which case the transaction costs are immediately recognized in profit or loss. The best estimate of the fair value at initial recognition is usually the transaction price, represented by the fair value of the consideration given or received in exchange for the financial instrument. Any difference between the fair value estimated by the entity and the transaction price (“day one gain or loss”) is recognized:

•      in the income statement if the estimate is evidenced by a quoted price in an active market; and

•      deferred as an adjustment to the carrying amount of the financial instrument in all other cases.

The fair value of the contingent consideration payable at the date of acquisition is computed as the sum of the probability weighted values of the fair values of the purchase prices associated with each of the potential product development routes. The fair value of each route is in turn computed as the sum of the survival probability discounted present values of the contingent payments in each such route including the milestone and commercialization payments. Any other financial liability included in the consideration payable for a business combination is recorded at fair value at the date of acquisition.

2.22.2. Subsequent measurement

After initial recognition, loans & borrowings, lease liabilities, trade and other payables, are measured at amortized cost using the effective interest method. The contingent consideration is measured at fair value and reviewed on a regular basis, and at least at each reporting date, and any changes in fair value are recorded in the consolidated statement of profit or loss under other operating income/expenses.

2.23. Retirement benefit schemes and employee savings schemes

Payments to defined contribution employee savings schemes are charged as an expense as they fall due. The Company does not offer nor operate any defined benefit schemes for its employees.

2.24. Share-based compensation plans for personnel, directors and business associates

The Company grants stock options in accordance with several share-based compensation plans in consideration for services performed by personnel, directors and business associates. The cost of the services rendered is measured at the fair value of the granted options and recognized as an expense in the income statement. The corresponding credit is recorded directly into equity.

The estimate of the number of options which will ultimately vest is revised at each reporting date. The change in estimate is recorded as an expense with a corresponding correction in equity.

The received amount, less directly attributable transaction costs, will be recorded as share capital and share premium when the options are exercised.

MDxHealth SA
Notes to consolidated financial statements

NOTE 3:    Revenue and Cost of goods & services sold

Revenue

Thousands of $ For the years ended December 31	2020	2019
Services	18,064	11,453
Licenses	250	250
Royalties	58	92
Government grants	88	0
Total revenue	18,460	11,785

Total revenue for 2020 was $18,460,000 compared to total revenue of $11,785,000 for 2019. During the fourth quarter of 2019, and based on current and historical collections data available at the time, the Company updated certain assumptions to its estimates, primarily related to management’s decision to reduce the amount of time it carries accounts receivable from 24 months to 12 months, which negatively affected the 2019 revenues by $10,078,000.

The table below shows a summary of billable test volume by product over 2020 and 2019. The decrease is mainly related to the COVID-19 impact.

Product	Year Ended December 31,		% Change
	2020	2019
ConfirmMDx	14,945	18,195	(18)%
SelectMDx	13,201	21,699	(39)%

ConfirmMDx accounted for 94% of total services revenue in 2020 and 92% in 2019.

At the end of 2020, the Company had concluded agreements with 112 payors for ConfirmMDx (2019: 90) and 42 payors for SelectMDx (2019: 32). In 2018 Medicare established a Final Positive Local Coverage Determination for use of ConfirmMDx for Prostate Cancer.

In April 2020, the Dutch subsidiaries, MDxHealth BV and MDxHealth Research BV, were granted with a preliminary allowance of approximately $114,000 related to the COVID-19 outbreak and its resulting revenue loss. After assessment, the Company did record a net revenue of $88,000 and considers the reimbursement of the excess to the authorities. The final approval will occur in 2021.

Segment revenue

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. However, the Company does distinguish different geographical operating segments based on revenue since the revenues are generated both in United States of America and Europe.

In 2020, the Company earned 99.5% (2019: 100%) of its revenue from external customers from its clinical laboratory testing services and out-licensing of intellectual property. In 2020, the clinical laboratory testing in the US CLIA laboratory represented 95% of the Company’s revenue (2019: 95%), while the out-licensing of intellectual property revenue and grant income in Europe represented 3% (2019: 5%).

MDxHealth SA
Notes to consolidated financial statements

NOTE 3:    Revenue and Cost of goods & services sold (cont.)

In 2020, Medicare represented the only customer generating over 10% of the Company’s revenues, for a total of $8,805,000.

The amount of its revenue from external customers broken down by location from the customers is shown in the table below:

Thousands of $ For the years ended December 31	2020	2019
United States of America	17,760	10,878
The Netherlands	352	339
Belgium	29	32
Spain	132	194
Poland	16	38
Italy	38	43
Rest of EU	112	197
Rest of the world	21	64
Total segment revenue	18,460	11,785

At the end of 2020, 40% of the non-current assets were located in the US (2019: 52%) and the remaining 60% in Europe (2019: 48%).

Cost of goods & services sold

Thousands of $ For the years ended December 31	2020	2019
Cost of goods & services sold	10,416	11,755
Total cost of goods & services sold	10,416	11,755

The costs of goods & services sold are the costs associated with providing testing services to third parties and include the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition.

NOTE 4:    Nature of expenses

Research and development expenses

Thousands of $ For the years ended December 31	Notes	2020	2019
Personnel costs	5	1,277	1,143
Depreciation and amortization	9/10	1,203	1,283
Impairment	9	273	5,147
Lab consumables		390	480
Patent expenses		396	0
External research and development collaborator fees		874	880
Other expenses		130	64
Total research and development expenses		4,543	8,997

MDxHealth SA
Notes to consolidated financial statements

NOTE 4:    Nature of expenses (cont.)

Research and development expenses consist of costs incurred for the development of our products. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products. The Company expenses its research and development expenses in the period in which they are incurred.

During 2020, the Company recorded an impairment loss on some of its intangible assets related to previously acquired IP. A change in presentation for patent expenses has been brought in 2020 to report patent expenses under Research and Development, previously under General and Administrative expenses in the amount of $890,000 for 2019. Excluding patent expenses as well as depreciation and impairment expenses, total research and development expenses increased by 4% over 2020, primarily due to increases in personnel costs.

Selling and Marketing expenses

Thousands of $ For the years ended December 31	Notes	2020	2019
Personnel costs	5	12,839	12,125
Depreciation	9/10	603	562
Professional fees		497	255
Marketing expenses		1,315	2,664
Travel expenses		260	837
Offices & facilities expenses		503	439
Clinical validation		377	546
Other expenses		358	381
Total selling and marketing expenses		16,752	17,809

The Company’s sales and marketing expenses are expensed as incurred and include costs associated with its sales organization, including its direct clinical sales force and sales management, medical affairs, client services, marketing and managed care, as well as technical lab support and administration. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

Selling and marketing expense decreased $1.1 million, or 6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a reduction in marketing and travel expenses of $1.9 million as a result of the COVID-19 pandemic travel restrictions, partially offset by an increase of $0.7 million in personnel costs due to salesforce realignment and turnover in 2019.

MDxHealth SA
Notes to consolidated financial statements

NOTE 4:    Nature of expenses (cont.)

General and administrative expenses

Thousands of $ For the years ended December 31	Notes	2020	2019
Personnel costs	5	9,209	8,465
Depreciation and amortization	9/10	1,526	1,575
Professional fees		1,522	2,538
Travel expenses		6	124
Offices & facilities expenses		530	537
Royalties to third parties		107	174
Patent expenses		0	890
Board fees & expenses		238	170
Other expenses		852	723
Total general and administrative expenses		13,990	15,196

General and administrative expenses include costs for certain executives, accounting and finance, legal, revenue cycle management, information technology, human resources, and administrative functions. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), professional service fees such as consulting, accounting, legal, general corporate costs, and public-company costs associated with the Company’s European listing, as well as allocated overhead costs (rent, utilities, insurance, etc.).

General and administrative expense decreased $1.2 million, or 8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $1.0 million reduction in professional fees as well as a reduction of $0.9 million in patent expenses which were recorded as part of research and development expenses in 2020, previously under general and administrative expenses in 2019, partially offset by an increase of $0.7 million in personnel costs due to increased headcount and benefit costs.

NOTE 5:    Personnel costs

Thousands of $ For the years ended December 31	2020	2019
The number of employees at the end of the year was:
Management (headcount)	4	4
Laboratory staff (headcount)	10	12
S&M staff (headcount)	109	110
G&A staff (headcount)	54	51
Total	177	177
Their aggregate remuneration comprised:
Wages and salaries	17,552	16,343
Social security costs	1,275	1,411
Pension costs	567	638
Health insurance expenses	2,093	1,882
Share-based compensation	1,295	872
Other costs	543	587
Total personnel costs	23,325	21,733

The personnel numbers in the table reflect year-end numbers.

MDxHealth SA
Notes to consolidated financial statements

NOTE 6:    Finance income/(expenses)

Thousands of $ For the years ended December 31	2020	2019
Interests income	4	10
Interests on bank loans	(1,345)	(318)
Foreign exchange loss	0	(4)
Other financial loss	(198)	(194)
Net financial results	(1,539)	(506)

During 2019, the Company entered into a loan facility with Kreos Capital in the amount of €9.0 million, or approximately $10 million. The loan had a term of four years with the first 12 months of interest-only payments followed by 36 months of principal and interest payments. On October 20, 2020, MDxHealth and Kreos Capital executed an amendment to the 2019 loan facility, extending the interest-only period from 12 months to 18 months. As a result of this amendment, repayment of principal has been extended by 6 months, from November 2020 to May 2021. As part of the amendment, the Company agreed to increase the end-of-loan fee by €67,500 (approx. $80,000) as well as to provide for €180,000 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price immediately prior to signing the amendment. If exercised, this amount will be reduced from the principal amount due under the loan agreement.

In April 2020, the Company announced that its U.S. subsidiary, MDxHealth, Inc., had qualified for a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2.3 million, as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Payments on the loan are deferred for the first eighteen months following disbursement of the loan, with principal and interest payments beginning on the nineteenth month. Interest on the loan continues to accrue during the eighteen-month deferment period. Cash proceeds from the loan were received in July 2020.

The financial results primarily relate to interest charges for the loan facility with Kreos Capital for a total of $1,205,000. Finally, the revaluation of the contingent consideration related to the acquisition of NovioGendix in 2015 represents a total of $118,000 in 2020, and $104,000 in 2019. Other financial losses relate to bank costs incurred during the year.

NOTE 7:    Taxes

Current income tax

No income taxes were payable in view of the losses incurred by the Company. On December 31, 2020 the Company had a consolidated net tax loss carried forward amounting to $276,166,000 (2019 : $279,752,000(*)), implying a potential deferred tax asset of $69,041,000 (respectively $82,751,000(*) in 2019). The tax losses related to MDxHealth SA in Belgium are available for carry forward indefinitely. The tax losses related to MDxHealth BV in Netherlands are available for carry forward to a period of 7 years.

The Company has no notional interest deduction to offset future taxable profits in 2020 and 2019.

Tax credits (investment deductions) amounted to $462,000 in 2020 and $422,000 in 2019.

____________

(*)restated with final Income Tax declaration filled

MDxHealth SA
Notes to consolidated financial statements

NOTE 7:    Taxes (cont.)

It is uncertain if the Company will have taxable profits in the near future to allow all or part of the deferred tax asset to be utilized and as a result, no deferred tax asset was recognized in 2020 and 2019. The tax reconciliation and the impact of the unrecognized deferred tax assets is as follows:

Thousands of $ For the years ended December 31	Income Statement
	2020	2019
Loss for the year	(28,662)	(43,100)
Income tax expense	—	575
Loss before income tax	(28,662)	(43,675)

Tax using the MDxHealth’s domestic tax rate (25,00 % in 2020 and 29,58% in 2019)	(7,166)	(12,919)
Effect of unused tax losses not recognized as deferred tax assets	(7,166)	(12,919)

Deferred tax liabilities

Thousands of $ For the years ended December 31	In the Consolidated Statement of Financial Position		In the Statement of Profit or Loss
	2020	2019	2020	2019
Developed Technology	0	0	0	219
In-process research and development	0	0	0	356
Total deferred tax liabilities	0	0	0	575

The deferred tax liabilities relate to the intangible assets acquired and recognized as part of the business combination with MDXHealth BV (former NovioGendix).

The Dutch entity also has tax losses carried forward for a total amount of $13.8 million for which no deferred tax asset has been recognized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. If the Dutch entity would recognize a deferred tax asset for the tax loss carryforward at December 31, 2020, the deferred tax assets would amount to $3.5 million.

Last year, in 2019, in relation with the impairment of the entire amount of the goodwill, together with the impairment of the In-process R&D, the management decided to write-off the remaining amount of the deferred tax liability of $575,000.

NOTE 8:    Goodwill

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of the cash generating unit (CGU) including the goodwill is determined based on the fair value less cost of disposal calculations by reference to the market value of the company as reflected by the quoted prices of its publicly listed shares.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Impairment of goodwill is not reversed.

MDxHealth SA
Notes to consolidated financial statements

NOTE 9:    Intangible assets

Thousands of $	Intellectual and Property Rights & Software Licenses	Internally Developed Intangible Assets	Externally Acquired Developed Technology	Externally Developed In-Process R&D	Total
Gross value
At January 1, 2019	5,129	9,325	4,500	3,300	22,254
Additions – externally acquired
Currency translation adjustments	14				14
Gross value at December 31, 2019	5,143	9,325	4,500	3,300	22,268
Accumulated amortization and impairment
At January 1, 2019	(4,080)	(2,267)	(1,513)		(7,860)
Additions	(324)	(1,218)	(450)		(1,992)
Impairment		(1,847)		(3,300)	(5,147)
Accumulated amortization and impairment at December 31, 2019	(4,404)	(5,332)	(1,963)	(3,300)	(14,999)
Net value at December 31, 2019	739	3,993	2,537	0	7,269
Gross value
At January 1, 2020	5,143	9,325	4,500	3,300	22,268
Currency translation adjustments	(9)	(2)			(11)
Gross value at December 31, 2020	5,134	9,323	4,500	3,300	22,257
Accumulated amortization and impairment
At January 1, 2020	(4,404)	(5,332)	(1,963)	(3,300)	(14,999)
Additions	(274)	(1,206)	(450)		(1,930)
Impairment		(273)			(273)
Currency translation adjustments	2	1			3
Accumulated amortization and impairment at December 31, 2020	(4,676)	(6,810)	(2,413)	(3,300)	(17,199)
Net value at December 31, 2020	458	2,513	2,087	0	5,058

Amortization of intangible assets are included in research & development expenses, general & administrative expenses, and in selling and marketing expenses in the statement of profit or loss.

The Company did not capitalize development expenses during 2020 and 2019.

The In-process R&D resulted from the allocation of the purchase price paid for the acquisition of MDxHealth BV in September 2015 and is related to the development of AssureMDx. Development costs for AssureMDx are included in development assets and are not yet subject for amortization. The Company test the development costs for AssureMDx and the In-process R&D for any impairment on an annual basis. Considering the uncertainties about the future commercialization of AssureMDx, during 2019, the Company impaired the entire In-Process R&D for $3,300,000, in addition to the previously capitalized development expenses for $1,847,000. The impairment charge has been presented in the line research and development expenses for 2019.

MDxHealth SA
Notes to consolidated financial statements

NOTE 10:    Property, plant and equipment and right of-use assets

In December 2019 and in April 2020, the Company entered into two lease agreements (the “Lease Agreements”) for approximately 19,000 square feet of office space in Irvine, California. The term of the Lease Agreements is 6 years and commenced in September 2020 and October 2020. Under the terms of the Lease Agreements, the Company has an option to extend the leases for a period of 5 years and is subject to additional charges for common area maintenance and other costs. Monthly rental payments due under the lease commenced in September 2020 and escalate throughout the lease terms.

Thousands of $	Laboratory Equipment	Furniture	IT Equipment	Leasehold Improvements	Total
Gross value
At January 1, 2019	5,736	270	450	552	7,008
Additions	22		40	11	73
Disposals	(4)		(157)		(161)
Reclassification to leasing category	(498)				(498)
Gross value at December 31, 2019	5,256	270	333	563	6,422
Accumulated depreciation
At January 1, 2019	(4,047)	(189)	(331)	(428)	(4,995)
Additions	(518)	(22)	(91)	(46)	(677)
Disposals	1		150		151
Reclassification to leasing category	156				156
Exchange rate difference arising	10				10
Accumulated depreciation at December 31, 2019	(4,398)	(211)	(272)	(474)	(5,355)
Net value at December 31, 2019	858	59	61	89	1,067
Thousands of $	Laboratory Equipment	Furniture	IT Equipment	Leasehold Improvements	Total
Gross value
At January 1, 2020	5,256	270	333	563	6,422
Additions	101	163	178	98	540
Disposals			(4)		(4)
Exchange rate difference arising	2	1	(3)	5	5
Gross value at December 31, 2020	5,359	434	504	666	6,963
Accumulated depreciation
At January 1, 2020	(4,398)	(211)	(272)	(474)	(5,355)
Additions	(467)	(34)	(77)	(53)	(631)
Disposals	1		4		5
Exchange rate difference arising	(10)	1	2	(2)	(9)
Accumulated depreciation at December 31, 2020	(4,874)	(244)	(343)	(529)	(5,990)
Net value at December 31, 2020	485	190	161	137	973

MDxHealth SA
Notes to consolidated financial statements

NOTE 10:    Property, plant and equipment and right of-use assets (cont.)

The right-of-use assets can be presented as follows:

Thousands of $	Buildings	Vehicles	Materials	Total
Gross value
At January 1, 2019 before adoption IFRS 16	0	0	399	399
Impact of adoption of IFRS 16	1,595	138	0	1,733
At January 1, 2019 after adoption IFRS 16	1,595	138	399	2,132
Additions
Disposals
Reclassification to leasing category			498	498
Gross value at December 31, 2019	1,595	138	897	2,630
Accumulated amortization
At January 1, 2019	0	0	(338)	(338)
Additions	(577)	(55)	(119)	(751)
Disposals
Reclassification to leasing category			(156)	(156)
Accumulated amortization at December 31, 2019	(577)	(55)	(613)	(1,245)
Net value at December 31, 2019	1,018	83	284	1,385
Thousands of $	Buildings	Vehicles	Materials	Total
Gross value
At January 1, 2020	1,595	138	897	2,630
Additions	2,017	114		2,131
Disposals		(34)		(34)
Gross value at December 31, 2020	3,612	218	897	4,727
Accumulated amortization
At January 1, 2020	(577)	(55)	(613)	(1,245)
Additions	(600)	(55)	(116)	(771)
Disposals		23		23
Accumulated amortization at December 31, 2020	(1,177)	(87)	(729)	(1,993)
Net value at December 31, 2020	2,435	131	168	2,734

The following amounts related to leases are recognized in profit & loss

Thousands of $	2020	2019
Depreciation expense	771	751
Interest expense on lease liabilities	93	88

NOTE 11:    Inventories

Thousands of $ For the years ended December 31	2020	2019
Raw materials and consumables	2,324	1,192
Total Inventories	2,324	1,192

MDxHealth SA
Notes to consolidated financial statements

NOTE 11:    Inventories (cont.)

Inventories are recognized at the lower of cost or net realizable value. Inventories recognized as an expense during the year ended December 31, 2020 amounted to $ 2,959,000 (2019: $ 3,843,000). These were included in cost of sales and services.

NOTE 12:    Trade and other receivables

Trade receivables

Thousands of $ For the years ended December 31	2020	2019
Trade receivable	3,771	6,645
Total trade receivable	3,771	6,645

Trade receivables mainly consist of claims due from insurance companies covering the Company’s customers.

In 2020, the trade accounts receivable balances were mainly composed of services for ConfirmMDx for Prostate Cancer for $3,438,000 in comparison with $5,767,000 in 2019, while SelectMDx for Prostate Cancer represents a total of $316,000 in 2020 (2019: $878,000). The average Days Sales Outstanding (DSO) stood at 55 days in 2020 compared to 248 days in 2019.

In consideration with the revenue recognition methodology further described under note 2.7 of the financials, our total accounts receivable balance could be presented in relation with the claim date of each case sold.

For the years ended December 31, 2019 Thousands of $/	Months
	1-3 months	4-6 months	7-12 months	Total A/R
A/R by claim date – SELECT US	204	175	352	731
A/R by claim date – CONFIRM US	2,376	1,162	1,825	5,363
A/R Client bills US	404			404
A/R by claim date – SELECT EU	147			147
For the years ended December 31, 2020 Thousands of $/	Months
	1-3 months	4-6 months	7-12 months	Not due	Total A/R
A/R by claim date – SELECT US	74	59	115		248
A/R by claim date – CONFIRM US	1,570	716	1,034		3,320
A/R Client bills US	114	2	2		118
A/R by claim date – SELECT EU	6	3	0	59	68
A/R by claim date – Royalties	0	0	0	17	17

Prepaid expenses and other current assets

Thousands of $ For the years ended December 31	2020	2019
Prepayments	868	915
Deposits	52	51
Recoverable VAT	123	50
Other	0	4
Total prepaid expenses and other current assets	1,043	1,020

All financial assets carried at amortized cost are shown net of expected credit losses.

MDxHealth SA
Notes to consolidated financial statements

NOTE 13:    Cash and cash equivalents

Thousands of $ For the years ended December 31	2020	2019
Cash at bank and in hand	15,953	22,055
Total cash and cash equivalents	15,953	22,055

The bank balances and cash held by the Company and short-term bank deposits have an original maturity of less than 3 months.

The Company had no restricted cash in 2020(2019: $42,000 representing a guarantee with respect to the loan granted by ING; see Note 14 for more information on bank loans). The Company holds no other restricted cash.

NOTE 14:    Loans, Borrowings and lease liabilities

Thousands of $ For the years ended December 31	2020	2019
Non-current loans and borrowings
Loans	10,279	9,052
Lease liabilities	2,017	735
Total non-current loans and borrowings	12,296	9,787
Thousands of $ For the years ended December 31	2020	2019
Current loans and borrowings
Loans	2,818	565
Lease liabilities	757	650
Total current loans and borrowings	3,575	1,215

During 2019, the Company entered into a loan facility with Kreos Capital in the amount of €9.0 million, or approximately $10 million. The loan had a term of four years with the first 12 months of interest-only payments followed by 36 months of principal and interest payments. Additionally, the Company entered into an Initial Convertible Loan for an amount of €0.6 million reflected the non-cash drawn-down fee payable by the Company to Kreos Capital. The Initial Convertible loan is convertible at any time in a fixed number of ordinary shares. Kreos Capital has also a cancellation right to require the Company to repay the Initial Convertible Loan in cash at any time (but before the Expiration Date) after the earlier to occur of (i) a repayment or prepayment in full of the loan, and (ii) sale of the entire issued share capital of MDxHealth. In such case, Kreos Capital will be paid an amount equal to 150% of the principal amount of the Initial Convertible Loan.

The Initial Convertible loan is measured as a derivative financial instrument measured at fair value through profit and loss. The fair value impact of the Initial Convertible loan was not material.

On October 20, 2020, MDxHealth and Kreos Capital executed an amendment to the 2019 loan facility, extending the interest-only period from 12 months to 18 months. As a result of this amendment, repayment of principal has been extended by 6 months, from November 2020 to May 2021. As part of the amendment, the Company agreed to increase the end-of-loan fee by €67,500 (approx. $80,000) as well as to provide for €180,000 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price immediately prior to signing the amendment. If exercised, this amount will be reduced from the principal amount due under the loan agreement. The convertible loan of €180,000 is measured as a compound financial instrument whereby the residual equity component was not material.

MDxHealth SA
Notes to consolidated financial statements

NOTE 14:    Loans, Borrowings and lease liabilities (cont.)

The financial results largely related to the interest charges for the loan facility with Kreos Capital for a total of $1,205,000. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 12.16%.

On April 20, 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Payments on the loan are deferred for the first eighteen months following disbursement of the loan, with principal and interest payments beginning on the nineteenth month. Interest on the loan continues to accrue during the eighteen month deferment period. Cash proceeds from the loan were received in July 2020.

The Company has several lease obligations. The leases have terms of 3 to 5 years and some of them include an option to purchase the equipment.

Maturity of loans and borrowings are as follows at the balance sheet date:

Thousands of $ For the years ended December 31	2020	2019
Loans
Within one year	3,644	1,443
Years two to five	11,736	11,109

Leases
Within one year	1,040	682
Years two to five	2,414	741

Note: all figures shown in this table are undiscounted and reflect future cash payments.

NOTE 15:    Liabilities arising from financing activities

A reconciliation of cash and non-cash movements of loans and borrowings, lease liabilities and other financial liabilities is presented below:

Thousands of $ For the years ended December 31	Loans and Borrowings		Other Financial Liabilities
	2020	2019	2020	2019
Opening balance	9,617	147	1,599	1,447
Cash movements
Loans and borrowings repaid	39	(825)	—	—
Loans and borrowings received	2,316	10,111	—	—
Non-cash movements
Effective interest rate adjustment	258	—	—	—
Foreign exchange rate impact/Other movements	941	184	—	—
Fair value changes through profit or loss	4	—	—	152
Closing balance	13,097	9,617	1,599	1,599

MDxHealth SA
Notes to consolidated financial statements

NOTE 15:    Liabilities arising from financing activities (cont.)

On October 20, 2020, MDxHealth and Kreos Capital executed an amendment to the 2019 loan facility, extending the interest-only period from 12 months to 18 months. As a result of this amendment, repayment of principal has been extended by 6 months, from November 2020 to May 2021, and has an impact on the net present value of the loan. In addition, as the loan facility is contracted in Euro, the foreign exchange rate impacts the carrying amount.

Thousands of $ For the years ended December 31	Lease Liabilities
	2020	2019
Opening balance	1,385	379
Cash movements
Repayment of lease liabilities	(831)	(815)
Non-cash movements
Interest accretion	93	88
New leases	2,131	1,733
Closing balance	2,774	1,385

NOTE 16:    Contractual obligations

Thousands of $/ For the years ended December 31	2020	2019
Outstanding commitments for future minimum rent payments, which fall due as follows:
Within one year	113	213
In the second to fifth year	112	103
Total contractual obligations	225	316

For 2020 and 2019, we refer to note 10 and 14 for the lease liabilities subsequent adoption and application of IFRS 16.

Outstanding commitments for future minimum rent payments include rental fees related to leased facilities, and equipment for assets with a value below $5,000 or with short-term duration.

These lease contracts can be terminated early with certain indemnity fees. All figures shown assume that the lease contracts will not be terminated early.

NOTE 17:    Trade and other payables

Trade accounts payable

Thousands of $/ For the years ended December 31	2020	2019
Trade accounts payable	2,903	2,640
Accruals for invoices to be received	2,417	2,318
Total trade accounts payable	5,320	4,958

Other current liabilities

Thousands of $/ For the years ended December 31	2020	2019
Payroll	2,539	3,331
Other accruals	678	14
Total other current liabilities	3,217	3,345

MDxHealth SA
Notes to consolidated financial statements

NOTE 17:    Trade and other payables (cont.)

In April 2020, the Company also received funding from the U.S. Department of Health & Human Services (HHS) of approximately $659,000, however, the final amount related to the funding could still differ from the current amount received. As part of the requirements of IAS 20, the Company is still assessing its ability to comply with the terms and conditions related to the HHS grant and is, therefore, currently unable to recognize the grant in the income statement.

NOTE 18:    Financial instruments and fair value

The table shows the Company’s significant financial assets and liabilities. All financial assets and liabilities are carried at amortized cost with the exception of the contingent considerations in relation to acquisitions reported at fair value through profit or loss.

All financial assets and liabilities are considered to have carrying amounts that do not materially differ from their fair value.

Thousands of $/ For the years ended December 31	2020	2019	Fair Value Hierarchy
Assets
At amortized cost
Trade receivables	3,771	6,645
Other current assets	920	966
Cash and cash equivalents	15,953	22,050
Total financial assets	20,644	29,661

Liabilities
At fair value:
Other financial liabilities	1,599	1,599	Level 3
Subtotal financial liabilities at fair value	1,599	1,599

At amortized cost:
Loans and borrowings	13,097	9,617	Level 2
Lease liabilities	2,774	1,385
Trade payables	5,320	4,958
Subtotal financial liabilities at amortized cost	21,191	15,960
Total financial liabilities	22,790	17,559

Recognized fair value measurements — Valuation technique and principal inputs

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

•      The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character;

•      Loans and borrowings (excluding leases) are evaluated based on their interest rates and maturity date. Their fair value approximates their carrying value (level 2).

•      Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of the lease. Their fair value approximates their carrying value.

MDxHealth SA
Notes to consolidated financial statements

NOTE 18:    Financial instruments and fair value (cont.)

•      The fair value of contingent consideration payable (presented in the lines other non-current financial liabilities and other current financial liabilities) is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). This is initially recognized as part of the purchase price and subsequently fair valued with changes recorded through profit or loss. The Company used a discount rate of 9.30%. The effect of the fair value measurement is $118,000 in consolidated income statement.

Fair value hierarchy:

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

–     Level 1: quoted prices in active markets for identical assets and liabilities;

–     Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

–     Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the year.

NOTE 19:    Earnings per share

The basic earnings per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares outstanding during the year.

Years ended December 31	2020	2019
Loss for the year, in thousands of $	(28,662)	(43,100)
Basic and diluted EPS, in $	(0.34)	(0.69)
Weighted average number of shares	2020	2019
Weighted average number of shares for basic and diluted EPS	83,199,215	62,579,345

At December 31, 2020 and 2019, the Company had potential dilutive shares in the form of warrants. Diluted earnings per share (“Diluted EPS”) considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.

On January 21, 2021, the company announced the successful pricing of its capital increase with the offering of new ordinary shares. The Company raised EUR 25.0 million (USD 30.4 million) in gross proceeds by means of a private placement of 27,777,777 new shares (being approximately 30.63% of the Company’s outstanding shares) at an issue price of EUR 0.90 per share through an accelerated bookbuild offering. As a result of the issuance of new shares, the Company’s share capital increased from EUR 68,998,734.95 to EUR 90,132,067.69 and its issued and outstanding shares increased from 90,691,449 to 118,469,226 ordinary shares.

MDxHealth SA
Notes to consolidated financial statements

NOTE 20:    Financial Risk Management

Capital management

The Company manages its capital with the aim of ensuring that the Company can continue to operate in continuity.

Capital is comprised of equity attributable to shareholders, borrowings, and cash and cash equivalents. The Company aims to maintain a strong capital base in order to uphold investor and creditor confidence and to sustain the future development of the business. The Company’s objectives when managing capital are to maintain sufficient liquidity to meet its working capital requirements, fund capital investment and purchases, and safeguard its ability to continue operating as a going concern. The Company monitors capital regularly to ensure that the statutory capital requirements are met and may propose capital increases to the shareholders’ meeting to ensure the necessary capital remains intact.

Credit risk

Credit risk arises from cash and cash equivalents, short-term bank deposits, as well as credit exposure to collaboration partners. Credit risk refers to the risks that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At the end of 2020, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

In the US healthcare system, and particularly within the molecular diagnostic CLIA laboratory industry, where there are rapid technological advances in diagnostic services, companies provide services to healthcare professionals and their patients, while being reimbursed from commercial and governmental insurance systems. Often these services are provided out of network and without supplier contracts. As a result, there is reimbursement risk, separate from credit risk that is characterized by uncertainty in reimbursement value, delays in payment, and ultimately non-payment. This impacts the Company’s revenue recognition and cash collections.

In addition to reimbursement risk associated with commercial third-party payors, credit risk may also arise from amounts due directly from patients. In many cases, payors will cover the entire cost of testing. The ConfirmMDx test falls under the Clinical Laboratory Fee Schedule, so there is no co-payment, co-insurance or deductible for patients covered under traditional Medicare. However, patients covered by commercial insurance companies may be responsible for a co-payment, co-insurance, and/or deductible depending on the health insurance plan and individual patient benefit. Credit risk exists for those patients who cannot meet their co-payment or deductible portions.

Customer’s compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $3,771,000 at December 31, 2020 and no allowance for expected credit loss was recorded. The Company applies the simplified approach to providing for expected credit losses (ECL) prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents $15,953,000 is limited given that the counterparties are banks with high credit scores attributed by international rating agencies.

MDxHealth SA
Notes to consolidated financial statements

NOTE 20:    Financial Risk Management (cont.)

Interest risk

In the course on 2019, the Company has entered into a 48-months loan agreement for a total amount of €9 million, and has been amended in October 2020 (refer to NOTE 14 for further details). In application to IFRS 9 given the change in estimated cash-flows following the signed amendment, considering that the modification is non-substantial, the Company recognized in profit or loss the amount of the remeasurement. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 12.16%.

In addition, on April 20, 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 1.00%.

Considering the fixed interest rate, the Company is not exposed to interest risk, thus did not perform any sensitivity analysis.

Currency risk

The functional currency changed from the EURO to the US Dollar as of July 1, 2014. In consequence, the currency risk is concentrated on European operations.

The monetary items at December 31, 2020 in EURO are composed of cash on hand of €3,601,000.

The Company performed a sensitivity analysis of an increase/decrease of exchange rate on operations of 10%. The exposure of operations to the currency risk is limited to the net amount of €4,777,000 (€628,000 revenue and €5,405,000 costs), resulting in a potential gain of €531,000 in case of an increase of the USD/Euro exchange rate by 10%, and a potential loss of €435,000 in case of a decrease of the exchange rate by 10%.

Liquidity risk

The Company manages liquidity risk by maintaining adequate reserves and by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. At the date of this document, the Company has two loan agreements with banks and state institutions, and eleven leases (see notes 17 and 18) and no derivative instruments.

For the years ended December 31, 2020	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total Contractual Cash Flows	Carrying Amount
Non derivatives
Trade payables	5,320			5,320	5,320
Borrowings	3,644	5,568	6,168	15,380	13,097
Lease liabilities	1,040	670	1,744	3,454	2,774
Total	10,004	6,238	7,912	24,154	21,850

Note: Except for carrying amount, all figures shown in this table are undiscounted and reflect future cash payments.

MDxHealth SA
Notes to consolidated financial statements

NOTE 20:    Financial Risk Management (cont.)

For the years ended December 31, 2019	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total Contractual Cash Flows	Carrying Amount
Non derivatives
Trade payables	4,958			4,958	4,958
Borrowings	1,443	3,856	7,253	12,552	9,617
Lease liabilities	682	490	251	1,423	1,385
Total	7,083	4,346	7,504	18,933	15,960

Note: all figures shown in this table are undiscounted and reflect future cash payments.

Other risks

The Company subscribes to certain insurance policies to cover matters such as (i) fire, theft, and other damage to its assets, (ii) product and liability insurance and clinical trial insurance, and (iii) D&O insurance. To date, no significant claims have been made under these insurance policies and there is no guarantee that the insurances will cover all damages if they should ever occur.

To date, the Company has received several government grants for various R&D projects. Some of these grant amounts can be re-claimed if the Company does not fulfill all the conditions of the grant agreements.

NOTE 21:    Share capital and reserves

At December 31, 2020, the Company’s share capital was represented by the following number of shares (units). Only one class of shares (common shares) exists and they have no par value.

For the years ended December 31	2020	2019
Common shares	90,691,449	70,528,525
Total outstanding shares	90,691,449	70,528,525

The share capital and issuance premium increased in 2020 via a placement of 20,162,924 new shares in May 2020 for a gross amount of $14.2 million (€12.7 million). The share capital and issuance premium increased in 2019 via a placement of new shares in October 2019 for a gross amount of $10 million.

New Table For the years ended December 31	Thousands of $/		Thousands of €/
	Share Capital	Issuance Premium	Share Capital	Issuance Premium
Situation at January 1st, 2019	53,877	135,731	41,728	111,524
October 2019 – Issuance of 10,589,236 shares(*)	8,963	618	8,026	554
Situation at December 31st, 2019	62,841	136,349	49,754	112,078
May 2020 – Issuance of 20,162,924 shares(*)	13,875	0	12,460	0
Situation at December 31st, 2020	76,716	136,349	62,214	112,078

____________

(*)net of expenses

MDxHealth SA
Notes to consolidated financial statements

NOTE 21:    Share capital and reserves (cont.)

The capital stock and the issuance premium at December 31 amounted to the following:

	Thousands of $/		Thousands of €/
For the years ended December 31	2020	2019	2020	2019
Share Capital as per statutory accounts	84,903	70,717	68,999	56,260
Capital Increase costs	(8,187)	(7,876)	(6,785)	(6,506)
Share capital under IFRS	76,716	62,841	62,214	49,754
Issuance premium	136,349	136,349	112,078	112,078
Share capital and issuance premium	213,065	199,190	174,292	161,832

The history of the Share Capital can be found in “General Information; Capital and Shares”.

NOTE 22:    Retirement benefit schemes

The Company operates defined contribution schemes for all its qualifying employees. The assets of these schemes are held separately from those of the Company in designated funds.

A total cost of $567,000 in 2020 (2019: $637,000) represents contributions payable to these schemes by the Company at rates specified in the rules of the plans.

The employees of the Company in Belgium are members of a state-managed retirement benefit scheme operated by the government (i.e., legal pension) and are members of a bank-operated private pension scheme. The Company is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The obligation of the Company with respect to the retirement benefit scheme is to make the specified contributions.

Because the Company must guarantee the statutory minimum return on these plans, not all actuarial and investment risks relating to these plans are transferred to the insurance company or pension fund managing the plans. The Company has considered the potential impact of the employer’s obligation to guarantee a minimum return and that this was assessed not to be significant.

NOTE 23:    Share based payments

This section provides an overview of the outstanding warrants as of December 31, 2020. The warrants were created within the context of stock-based incentive plans for employees, directors and consultants of the Company.

The Company has created several pools of warrants under stock option plans for grant to eligible employees, Directors, and consultants. On May 12, 2004 (30,000), July 12, 2005 (15,000), March 22, 2006 (66,700), November 8, 2006 (47,500), April 18, 2007 (55,100), May 25, 2007 (50,000), May 30, 2008 (61,000), January 2, 2009 (120,500), June 21, 2010 (145,000), May 27, 2011 (225,000), March 15, 2012 (195,000), June 15, 2012 (700,000), June 23, 2014 (1,500,000), June 19, 2017 (2,500,000), June 21, 2019 (3,000,000). In aggregate 8,710,800 warrants were issued, subject to warrants being granted to and accepted by the beneficiaries. Of these 8,710,800 warrants, (i) 1,945,084 warrants were terminated or lapsed, (ii) 577,123 warrants were exercised, (iii) 5,766,093 warrants were granted but not yet exercised, and (iv) 422,500 warrants were not yet granted by the Company. For the year 2020, 357,594 warrants (2019: 652,687) were terminated or lapsed, no warrants were exercised, and 859,999 warrants (2019: 37,624) were vested. As a result, as at December 31, 2020, there are 5,766,093 warrants outstanding, entitling their holders to subscribe to 5,766,093 shares of the Company.

MDxHealth SA
Notes to consolidated financial statements

NOTE 23:    Share based payments (cont.)

Number of potential shares from outstanding warrants	2020	2019
At January 1	4,250,687	2,124,374
Number of warrants cancelled/forfeited during the year	(357,594)	(652,687)
Number of warrants exercised during the year	0	0
Number of warrants granted during the year	1,873,000	2,779,000
At December 31	5,766,093	4,250,687

The warrants are granted to employees (mainly), consultants or directors of the Company and its subsidiaries. Each warrant entitles its holders to subscribe to one new share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the occasion of their issuance.

The warrants issued have generally a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void.

In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has provided at least one year of service. However, there are certain exceptions to this rule which are, if applicable, specified in the relevant stock option plans. The 30,000 warrants granted under the May 2011 Stock Option Plan to the CEO became vested immediately on the date of grant (i.e. December 7, 2010). The warrants granted under the May 2012 Stock Option Plan and under the June 23, 2014 Stock Option Plan to directors all vest on the date of the annual meeting that takes place in the calendar year following the calendar year in which they were granted, provided that the mandate of the relevant director has not ended or been terminated. The warrants granted under the May 2012 Stock Option Plan and under the June 23, 2014 Stock Option Plan to beneficiaries who are not directors all vest in instalments of 25% per year, the first tranche of 25% vesting on the first anniversary date of the date of grant and the following tranches vesting on a quarterly basis.

The table below presents the outstanding warrants and their exercise price at the end of each accounting year covered by the financial statements:

	Warrants	Weighted Average Exercise Price (€)	Potential Shares from Exercise of Warrants	Weighted Average Exercise Price per Potential Share (€)
Granted in 2019	2,779,000	1.35	2,779,000	1.35
Outstanding 31 December 2019	4,250,687	2.35	4,250,687	2.35
Granted in 2020	1,873,000	0.81	1,876,000	0.81
Outstanding 31 December 2020	5,766,093	1.74	5,766,093	174
Exercisable at 31 December 2020	2,298,249	2,69	2,298,249	2,69

MDxHealth SA
Notes to consolidated financial statements

NOTE 23:    Share based payments (cont.)

The following table provides an overview of the outstanding potential shares from warrants per personnel category at December 31, 2020 and 2019:

Category	2020	2019
Executive Director	1,950,000	1,500,000
Non-Executive Directors	272,000	282,000
Management team (excluding the Executive Director)	1,738,000	1,005,000
Other employees, consultants, and former service providers	1,806,093	1,463,687
Total outstanding at December 31	5,766,093	4,250,687

The share-based compensation expense recognized in the statement of comprehensive income is given below as is the cumulated amount per the consolidated statement of financial position:

Thousands of $/ Years ended December 31	2020	2019
Share-based compensation	1,295	872
Cumulated Share-based compensation	9,385	8,090

The Cumulated Share-based compensation amount is part of the Total Shareholders’ Equity on the balance sheet. This amount is presented on the balance sheet for both exercised and non-exercised warrants.

The weighted average exercise price of all outstanding warrants (vested and non-vested warrants; assuming 1 warrant = 1 share) is €1.74 or $ conversion 2.14 at December 31, 2020 (€2.35 or $ conversion 2.64 at December 31, 2019). The weighted average remaining contractual life of all outstanding warrants at the end of 2020 is 6.70 years (2019: 6.74 years).

The fair value of each warrant is estimated on the date of grant using the Black-Scholes methodology with the following assumptions:

	Number of Warrants Granted		Exercise Price (€)	Expected Dividend Yield	Expected Stock Price Volatility	Risk-free Interest Rate	Expected Duration (months)
Dates	To Belgian Fenef.	To Other Benef.					To Belgian Benef.	To Other Benef.
15-Mar-12	75,000	120,000	€1.72	—	67.74%	3.43%	78.57	60.56
15-Aug-12	12,000	24,000	€1.52	—	54.50%	2.57%	73.54	61.54
14-Sep-12	—	85,000	€1.65	—	55.58%	2.59%	72.56	60.56
01-Dec-12	—	10,000	€2.19	—	57.13%	2.19%	75.98	57.99
01-Jan-13	65,000	107,000	€2.00	—	57.13%	2.09%	80.97	62.92
01-Feb-13	—	23,000	€2.26	—	49.99%	2.39%	79.96	61.91
01-Apr-13	—	5,000	€2.30	—	51.52%	2.18%	78.02	59.97
01-May-13	—	15,000	€2.13	—	49.75%	1.93%	77.03	58.98
31-May-13	12,000	18,000	€2.05	—	49.62%	2.22%	76.04	57.99
12-Mar-14	76,000	177,000	€3.60	—	47.75%	2.24%	72.69	54.67
01-Apr-14	—	12,000	€4.32	—	48.82%	2.21%	72.03	54.02
30-May-14	18,000	18,000	€4.25	—	48.68%	1.86%	70.09	52.08
01-Jun-14	—	4,000	€4.24	—	48.81%	1.86%	70.03	52.01
01-Jul-14	—	15,000	€4.02	—	48.58%	1.72%	69.04	51.02
1-avr-15	—	4,000	€5.02	—	47.42%	0.40%	60.03	47.97
23-Jun-14	12,000	12,000	€4.13	—	48.12%	1.78%	75.32	63.29
10-Oct-14	—	17,500	€4.01	—	46.93%	1.01%	69.73	57.70
9-Feb-15	60,000	95,000	€4.49	—	46.75%	0.62%	79.73	61.71
29-May-15	20,000	30,000	€4.91	—	46.52%	0.81%	64.14	52.11
1-Apr-15	—	3,000	€5.02	—	47.42%	0.40%	72.03	54.02

MDxHealth SA
Notes to consolidated financial statements

NOTE 23:    Share based payments (cont.)

	Number of Warrants Granted		Exercise Price (€)	Expected Dividend Yield	Expected Stock Price Volatility	Risk-free Interest Rate	Expected Duration (months)
Dates	To Belgian Fenef.	To Other Benef.					To Belgian Benef.	To Other Benef.
1-May-15	—	20,000	€5.05	—	46.59%	0.62%	71.05	53.03
1-Jun-15	—	6,000	€4.90	—	46.58%	0.81%	70.03	52.01
1-Jul-15	—	4,000	€4.62	—	47.02%	1.27%	69.04	51.02
1-Aug-15	—	4,000	€4.64	—	46.54%	0.98%	68.02	50.01
1-Sep-15	—	85,000	€4.24	—	49.31%	1.15%	73.02	48.99
1-Oct-15	—	8,000	€4.20	—	48.99%	0.90%	72.03	54.02
1-Nov-15	—	4,000	€3.81	—	50.88%	0.92%	71.01	52.99
1-Dec-15	—	18,000	€3.89	—	51.18%	0.85%	70.03	52.01
1-Feb-16	—	10,000	€4.13	—	51.18%	0.85%	67.99	49.97
4-Feb-16	50,000	134,000	€3.78	—	52.49%	0.72%	67.89	49.87
2-Apr-16	—	52,000	€3.62	—	53.40%	0.58%	65.33	53.33
29-May-16	30,000	40,000	€4.13	—	51.85%	0.54%	64.11	52.11
1-Jan-16	—	4,000	€3.79	—	51.12%	1.06%	69.01	50.99
1-Jun-16	—	2,000	€3.43	—	53.73%	0.49%	64.01	52.01
1-Aug-16	—	4,000	€3.62	—	53.51%	0.16%	62.01	50.01
21-Oct-16	—	20,000	€4.44	—	54.19%	0.28%	59.34	47.34
22-Jan-16	—	20,000	€3.83	—	52.81%	0.86%	68.32	56.32
1-Dec-16	—	22,000	€4.65	—	54.16%	0.75%	57.99	39.98
1-Jan-17	—	19,000	€4.56	—	53.84%	0.73%	56.98	50.96
1-Mar-17	—	95,000	€5.26	—	52.62%	0.68%	55.04	49.02
1-Apr-17	—	18,000	€5.41	—	51.80%	0.81%	54.02	48.00
11-Apr-17	20,000	200,000	€5.35	—	51.83%	0.72%	65.68	47.67
1-Jun-17	—	2,000	€5.01	—	51.86%	0.59%	52.01	52.01
1-Jul-17	—	22,000	€4.96	—	50.94%	0.77%	63.02	44.98
29-Jul-17	—	10,000	€4.72	—	50.95%	0.87%	50.10	44.05
1-Sep-17	—	34,000	€4.92	—	48.08%	0.71%	60.99	42.97
1-Oct-17	—	70,000	€4.80	—	47.32%	0.76%	53.98	41.95
2-Nov-17	—	99,000	€4.61	—	45.23%	0.66%	52.93	40.90
1-Dec-17	—	6,000	€3.92	—	46.50%	0.56%	51.98	39.98
20-Jun-17	30,000	30,000	€4.97	—	51.57%	0.59%	81.40	63.39
27-Jun-17	250,000	—	€4.98	—	51.04%	0.66%	81.17	63.16
01-Apr-18	—	42,000	€3,77	—	46.08%	0.76%	54.02	42.02
01-May-18	—	8,000	€3,64	—	46.27%	0.82%	53.03	41.03
01-Jun-18	—	2,000	€3,79	—	46.15%	0.77%	52.01	40.01
01-Jun-18	50,000	30,000	€4,97	—	46.15%	0.77%	52.01	40.01
01-Aug-18	—	70,000	€3,74	—	44.09%	0.79%	62.01	55.96
01-Jun-18	—	8,000	€3,66	—	44.04%	0.73%	48.99	36.99
01-Oct-18	—	4,000	€3,10	—	46.56%	0.88%	60.00	53.95
05-Dec-18	—	20,000	€1,73	—	57.56%	0.79%	45.86	33.86
24-Jan-19		191,000	€1,64		67.56%	0.77%	62.24	50.20
16-May-19		1,508,000	€1,49		75.78%	0.38%	58.55	46.52
01-Nov-19		8,000	€1,01		82.15%	0.00%	64.99	46.98
01-Dec-19		12,000	€1,02		81.95%	0.00%	64.01	45.99
01-Jan-20		6,000	€1,02		81.00%	0.00%	62.99	50.99
01-Feb-20		2,000	€0,98		80.26%	0.00%	61.97	49.67
01-Mar-20		4,000	€0,89		80.59%	0.00%	61.02	49.02
01-Jun-20		6,000	€0,85		86.64%	0.00%	57.99	45.99
01-Oct-20		2,000	€0,80		85.20%	0.00%	53.95	35.97
15-Jul-20		225,000	€0,80		85.89%	0.00%	56.51	38.53
01-Jul-19	60,000	20,000	€1,28		78.70%	0.07%	69.01	51.02
24-Jul-19		980,000	€1,24		78.64%	0.00%	68.25	50.27
15-Jul-20		1,598,000	€0,80		85.89%	0.00%	56.52	38.53
30-Jul-20	20,000		€1,28		87.02%	0.00%	56.02	38.04
01-Oct-20		10,000	€1,28		85.20%	0.00%	53.95	35.97

MDxHealth SA
Notes to consolidated financial statements

NOTE 23:    Share based payments (cont.)

The above inputs for the Black-Scholes model have been determined based on the following:

•      The dividend return is estimated by reference to the historical dividend payment of the Company. Currently, this is estimated to be zero as no dividends have been paid since inception.

•      The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant.

•      Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

NOTE 24:    Related parties

Transactions between the Company and its employees, consultants or Directors are described below. There were no other related party transactions.

Remuneration of key management personnel

During the year ended December 31, 2020, the executive management team included four members:

1.    Chief Executive Director, Mr. Michael McGarrity

2.    Executive Vice President of Corporate Development & General Counsel, Mr. Joseph Sollee

3.    Chief Finance Officer, Mr. Ron Kalfus

4.    Chief Commercial Officer, Mr. John Bellano

Their combined remuneration package, including employer taxes, amounted to the following:

Thousands of $/ Except per personnel, warrants & share Amounts For the years ended December 31	2020	2019
Number of management members and Executive Directors	4	4
Short-term employee benefits	1,535	1,101
Post-employment benefits	23	26
Other employment costs	174	65
Termination benefits	0	1,111
Total benefits	1,732	2,303
IFRS share-based compensation expense	596	34
Number of warrants offered	1,183,000	2,330,000
Cumulative outstanding warrants	3,688,000	2,505,000
Exercisable warrants	1,036,250	160,000

In 2020, in aggregate for the four members of the executive management team, no warrants were exercised, and 1,183,000 new warrants were granted and accepted. The annualized IFRS cost for existing warrants is $596,000.

In 2019, in aggregate for the four members of the executive management team, no warrants were exercised, and 2,330,000 new warrants were granted and accepted. The annualized IFRS cost for existing warrants is $34,000.

No loans, quasi-loans or other guarantees are outstanding with members of the executive management team.

MDxHealth SA
Notes to consolidated financial statements

NOTE 24:    Related parties (cont.)

Remuneration of the Board

The total remuneration of the Board of Directors (including the Executive Director) in 2020 and 2019 was $775,000, and $484,000 respectively (excluding VAT, stock-based compensation and reimbursement of expenses). No advances or credits have been granted to any member of the Board of Directors. None of the members of the Board of Directors have received any non-monetary remuneration other than warrants as disclosed above.

Transactions with Non-Executive Directors

Since 2012, the Non-Independent Directors do not receive a fee payment for attending and preparing for Board meetings or for assisting the Company with Board matters. They receive reimbursement for expenses directly related to the Board meetings, totaling less than $7,000 in 2020.

The Independent Directors receive a fee for attending and preparing meetings of the Board of Directors and for assisting the Company with Board matters, and they receive reimbursement for expenses directly related to the Board meetings. In 2020 and 2019, respectively $231,000 and $135,000 were paid as fees and expense reimbursement to independent members of the Board of Directors.

A total of 20,000 warrants were granted to Non-Executive Directors in 2020 and no warrants were exercised in 2020.

NOTE 25:    Significant agreements, commitments and contingencies

Fair value of Other financial liabilities

On September 18, 2015, MDxHealth acquired MDxHealth BV (former NovioGendix), a Dutch molecular diagnostic research and service company with expertise in the urological oncology. The terms of the acquisition consisted of initial consideration paid in 1,086,956 shares of MDxHealth common stock, issued at €4.14 representing the average closing price of the Company’s shares on Euronext Brussels during a period of 30 days ending on September 17, 2015. In addition to this equity, additional cash consideration of €250,000 was paid. On top of the acquisition price, MDxHealth is committed to pay future milestone fees. The Company paid €1,000,000, being $1,105,000 regarding these milestone fees in 2017. The fair value of this contingent consideration as of December 31, 2020 is estimated at $1,599,000 over the period 2020-2022 (2019: $1,599). The Company is contractually required to pay at maturity to the holder of the obligation the amount of maximum $2,200,000.

Collaborative research agreements and clinical research agreements

The Company has entered into numerous agreements with universities, medical centers and external researchers for research and development work and for the validation of the Company’s technology and products. These agreements typically have durations of one to three years. The Company must pay fixed fees to the collaborators and in exchange typically receives access and rights to the results of the work.

MDxHealth collaborates on research and clinical development with many of the world’s leading academic and government cancer research institutes. These important relationships provide the Company with additional resources and expertise for clinical marker validation as well as access to patient samples for testing.

MDxHealth SA
Notes to consolidated financial statements

NOTE 25:    Significant agreements, commitments and contingencies (cont.)

MDxHealth’s collaborators include such prestigious institutions as, Duke University Medical Center (US), Harvard Medical School (US), Cleveland Clinic (US), University of Colorado (US), University of California at Los Angeles (US), Radboud University (The Netherlands) and University of Gent (Belgium) among others.

Intellectual property in-licensing agreements

The Company has entered into numerous agreements with universities and companies for in-licensing intellectual property. These agreements typically require the Company to pay an up-front fee, annual maintenance fees and/or minimum annual royalty fees, legal fees related to the patents, and certain milestone and royalty fees if the patents are eventually used in a commercialized product. In addition, the Company must provide the licensor with periodic reports.

Commercial and intellectual property sub-licensing agreements

The Company has entered into numerous partnering and sub-licensing agreements. In regard to the Company’s developed tests, the Company has entered into a range of marketing and sales arrangements with commercial entities. These important relationships provide the Company with additional resources and infrastructure to expand the geographic reach and awareness of the Company’s solutions, primarily in relation to the ConfirmMDx and SelectMDx tests. MDxHealth’s marketing partners include Cerba Healthcare (Belgium), Ferrer Internacional (Spain), Teva Pharmaceuticals (Israel), and SouthGenetics (South and Central America), LifeLabs (Canada) and, in the US, LabCorp, Miraca Life Sciences, Bostwick Laboratories.

In regard to intellectual property that MDxHealth has developed or improved, MDxHealth has sublicensed certain of its non-core epigenetic technologies to commercial partners, several of whom have launched products that generate royalties and other fees. These sublicenses include:

•      an exclusive sublicense to Laboratory Corporation of America (LabCorp) for the MGMT test (for the North American market only, of indefinite duration, and limited to service testing only). MDxHealth retained certain rights to develop and commercialize the MGMT test as a companion diagnostic on a worldwide basis. LabCorp began to commercialize the MGMT test in North America in 2008.

•      non-exclusive sublicense agreements for the Company’s patented methylation specific PCR (MSP) technology for diagnostic applications, in exchange for certain license fees and running royalties, to several partners including oncgnostics GmbH, Qiagen GmbH and Takara Bio.

Litigation

As of the date of this document and as far as MDxHealth is aware, the Company is not involved in any material legal proceedings.

NOTE 26:    Subsequent events

On January 21, 2021, the company announced the successful pricing of its capital increase with the offering of new ordinary shares. The Company raised EUR 25.0 million (USD 30.4 million) in gross proceeds by means of a private placement of 27,777,777 new shares (being approximately 30.63% of the Company’s outstanding shares) at an issue price of EUR 0.90 per share through an accelerated bookbuild offering. As a result of the issuance of new shares, the Company’s share capital increased from EUR 68,998,734.95 to EUR 90,132,067.69 and its issued and outstanding shares increased from 90,691,449 to 118,469,226 ordinary shares.

MDxHealth SA
Notes to consolidated financial statements

NOTE 26:    Subsequent events (cont.)

In April 2021, MDxHealth and Kreos Capital executed a second amendment to the Kreos loan facility, extending the interest-only period from 18 months to 27 months. As a result of this amendment, repayment of principal has been extended from May 2021 to February 2022. As part of the amendment, the Company agreed to increase the end-of-loan fee by an additional €67,500 (approx. $80,000) as well as to provide for an additional €202,500 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price 10 days prior to signing the amendment. If exercised, this amount will be reduced from the principal amount due under the loan agreement.

NOTE 27:    Subsidiaries

The Company has the following two wholly-owned direct subsidiaries:

MDxHealth Inc.
Address	15279 Alton Parkway – Suite 100 – Irvine, CA 92618
Incorporation Date	April 14, 2003
Number of employees	163 at December 31, 2020, 158 at December 31, 2019, and 164 at December 31, 2018.
MDxHealth B.V.
Address	Transistorweg 5, 6534 AT Nijmegen, The Netherlands
Incorporation Date	October 18, 2006
Incorporated into MDxHealth on	September 18, 2015
Number of employees	9 at December 31, 2020, 11 at December 31, 2019, and 12 at December 31, 2018.

NOTE 28:    Principal audit fees and services

During the past fiscal year, in addition to their usual activity, the statutory auditor performed additional activities on behalf of the Company mainly for the issuance of special reports related to warrant plans, grant report certification, for participation to the audit committees and for participation to special projects.

The Company expensed $95,000 (€83,000) in fees to the auditor in 2020. The fees are broken down as follows:

•      Audit fee for statutory and consolidated financials of $85,000 (€75,000)

•      Audit related services (legal missions) $10,000 (€8,000)

Note 29:    Alternative performance measures (APMs)

In its decision making, the Company uses some alternative performance measures (APMs) that are not defined in IFRS. They are used because they provide information useful to assess the Company’s development and performance. These measures should not be viewed in isolation or as an alternative to the measures presented in accordance with IFRS. These APMs may not be comparable to similar measures presented by other companies. The main alternative performance measures used by the Company are explained and reconciled as follows:

Thousands of $ For the years ended December 31	2020	2019
Operating loss (EBIT)	(27,123)	(43,169)
Depreciation and amortization	3,332	3,420
Impairment	273	6,292
EBITDA	(23,518)	(33,457)

MDxHealth SA
Notes to consolidated financial statements

Note 29:    Alternative performance measures (APMs) (cont.)

APM	Definition	Reason for use
EBITDA	Earnings before interest, other financial income/(expense), tax, amortization, depreciation and impairment.

This measure is used to show profit generation in the operating activities excluding non-cash-based depreciation, amortization and impairment. This measure gives an approximation of the cash generation potential before reinvestment in the business.

American Depositary Shares
(Representing Ordinary Shares)

PRELIMINARY PROSPECTUS
Piper Sandler	Oppenheimer & Co.
BTIG	KBC Securities

              , 2021

Until            , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification Of Directors And Officers

Under Belgian law, the directors of a company may be liable for damages to our company in case of improper performance of their duties. Our directors may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable. We maintain liability insurance for the benefit of our directors and members of our executive management team.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under Belgian law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our board of directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Item 7. Recent Sales of Unregistered Securities

From January 1, 2018 through the date of the filing of this registration statement, we issued the following securities without registration under the Securities Act of 1933, as amended (the “Securities Act”).

From January 1, 2018 through the date of the filing of this registration statement, we have issued the securities in the following transactions that were not registered under the Securities Act:

(a) Issuances of Share Capital

On March 26, 2018, we issued and sold to investors in a private placement an aggregate 9,989,881 ordinary shares for an aggregate consideration of €36.0 million.

On October 1, 2019, we issued and sold to investors in a private placement an aggregate 10,589,236 ordinary shares for an aggregate consideration of €9.0 million.

On May 15, 2020, we issued and sold to investors in a direct placement an aggregate 20,162,924 ordinary shares for an aggregate consideration of €12.7 million.

On January 26, 2021, we issued and sold to investors in a private placement an aggregate 27,777,777 ordinary shares for an aggregate consideration of €25.0 million.

(b) Issuances under Our Warrant Plans

On June 21, 2019, we issued 3,000,000 warrants to subscribe to ordinary shares under 2019 Share Options plan.

On May 27, 2021, we issued 3,600,000 warrants to subscribe to ordinary shares under 2021 Share Options plan.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either: (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2); (b) in reliance on Rule 144A promulgated under the Securities Act in that offers, sales and issuances were made only to “qualified institutional buyers” (as such term is defined in Rule 144A(a)(1); (c) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation; or (d) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement*
3.1	Articles of Association of MDxHealth SA (English Translation)
3.2	Corporate Governance Charter of MDxHealth SA (English Translation)
4.1	Form of Deposit Agreement*
4.2	Form of American Depositary Receipt*
5.1	Opinion of Baker McKenzie LLP*
10.1	March 2012 Stock Option Plan (English Translation)†
10.2	May 2012 Stock Option Plan (English Translation)†
10.3	May 2014 Stock Option Plan (English Translation)†
10.4	May 2017 Stock Option Plan (English Translation)†
10.5	2019 Stock Option Plan (English Translation)†
10.6	2021 Share Option Plan (English Translation)†
10.7	Employment Agreement between MDxHealth and Joseph Sollee dated April 14, 2008 and amended January 27, 2014†
10.8	Executive Employment Agreement between MDxHealth and Michael K. McGarrity dated February 18, 2019†
10.9	Executive Employment Agreement between MDxHealth and John Bellano dated May 21, 2019†
10.10	Executive Employment Agreement between MDxHealth and Ron Kalfus dated July 18, 2019†
10.11	Amended and Restated License Agreement between The Johns Hopkins University and MDxHealth dated September 1, 2004#
10.12	Amendment No. 1 to Restated License Agreement between The Johns Hopkins University and MDxHealth dated April 15, 2005#
10.13	Agreement for the Provision of a Loan Facility between Kreos Capital VI (UK) Limited and MDxHealth dated September 23, 2019
10.14	Deed of Amendment to Loan Facility Agreement between Kreos Capital VI (UK) Limited and MDxHealth dated April 19, 2021
10.15	Amendment and Restatement Agreement relating to Convertible Loan Agreement between Kreos Capital VI (UK) Limited and MDxHealth dated April 19, 2021
10.16	U.S. Small Business Administration Paycheck Protection Program Note, issued by the Company to Customers Bank
10.17	Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated December 17, 2019
10.18	First Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated April 23, 2020
10.19	Second Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated March 23, 2021
10.20	Subscription Agreement between MDxHealth and MVM V LP and MVM GP (No. 5) LP dated April 24, 2020
21.1	List of subsidiaries of the registrant*
23.1	Consent of BDO Réviseurs d’Entreprises SRL, Independent Registered Public Accounting Firm*
23.2	Consent of Baker McKenzie LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on the signature page of this Registration Statement)

____________

*To be filed by amendment.

†Indicates management compensatory plan, contract or arrangement.

#Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herstal, Belgium, on            , 2021.

MDxHealth SA

Michael McGarrity
Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Michael McGarrity and Joseph Sollee, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Dated:	/s/
Michael McGarrity
Chief Executive Officer and Director (Principal Executive Officer)
Dated:	/s/
Ronald Kalfus
Chief Financial Officer (Principal Financial and Accounting Officer)
Dated:	/s/
Koen Hoffman (acting through Ahok BV)
Chairman of the Board of Directors
Dated:	/s/
Rudi Mariën (acting through RR-Invest S.à.r.l.)
Director

Dated:	/s/
Jan Pensaert (acting through Valiance Advisors LLP)
Director
Dated:	/s/
Dr. Lieve Verplancke (acting through Qaly-Co BV)
Director
Dated:	/s/
Hilde Windels (acting through Hilde Windels BV)
Director
Dated:	/s/
Dr. Regine Slagmulder (acting through Regine Slagmulder BV)
Director
Dated:	/s/
Dr. Eric Bednarski
Director

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of MDxHealth SA, has signed this registration statement on Form F-1 on            , 2021.

MDxHealth, Inc.
By:
Name:
Title: